Exhibit 99.1
          , 2011
Dear Northrop Grumman Stockholder:
     I am pleased to inform you that on March 14, 2011, the board of directors of Northrop Grumman Corporation approved the spin-off of Huntington Ingalls Industries, Inc., a wholly owned subsidiary of Northrop Grumman. Upon completion of the spin-off, Northrop Grumman stockholders will own 100% of the outstanding shares of common stock of HII. At the time of the spin-off, HII will own and operate our shipbuilding business, which has been designing, building, overhauling and repairing a wide variety of ships primarily for the U.S. Navy and the U.S. Coast Guard for over a century. We believe that this separation of HII to form a new, independent, publicly owned company is in the best interests of both Northrop Grumman and HII.
     The spin-off will be completed by way of a pro rata distribution of HII common stock to our stockholders of record as of 5:00 p.m., Eastern time, on March 30, 2011, the spin-off record date. Each Northrop Grumman stockholder will receive one share of HII common stock for every six shares of Northrop Grumman common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, stockholders may request that their shares of HII common stock be transferred to a brokerage or other account at any time. No fractional shares of HII common stock will be issued. If you would otherwise have been entitled to a fractional common share in the distribution, you will receive the net cash proceeds of such fractional share instead.
     The spin-off is subject to certain customary conditions. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of HII common stock.
     Immediately following the spin-off, you will own common stock in Northrop Grumman and HII. Northrop Grumman’s common stock will continue to trade on the New York Stock Exchange under the symbol “NOC.” HII intends to have its common stock listed on the New York Stock Exchange under the symbol “HII.”
     We expect the spin-off to be tax-free to the stockholders of Northrop Grumman, except with respect to any cash received in lieu of fractional shares. The spin-off is conditioned on the receipt of a letter ruling from the Internal Revenue Service and an opinion of counsel confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of income, gain or loss to Northrop Grumman or its stockholders, except to the extent of cash received in lieu of fractional shares.
     The enclosed information statement, which is being mailed to all Northrop Grumman stockholders, describes the spin-off in detail and contains important information about HII, including its historical consolidated financial statements. We urge you to read this information statement carefully.
     I want to thank you for your continued support of Northrop Grumman. We look forward to your support of HII in the future.
Yours sincerely,
Wesley G. Bush
Chief Executive Officer and President
Northrop Grumman

Huntington Ingalls Industries, Inc.
          , 2011
Dear Huntington Ingalls Industries, Inc. Stockholder:
     It is our pleasure to welcome you as a stockholder of our company, Huntington Ingalls Industries, Inc. We have been a leader in designing, building, overhauling and repairing a wide variety of ships primarily for the U.S. Navy and the U.S. Coast Guard for over a century.
     As an independent, publicly owned company, we believe we can more effectively focus on our objectives and satisfy the capital needs of our company, and thus bring more value to you as a stockholder than we could as an operating segment of Northrop Grumman Corporation.
     We expect to have HII common stock listed on the New York Stock Exchange under the symbol “HII” in connection with the distribution of HII common stock by Northrop Grumman.
     We invite you to learn more about HII and our subsidiaries by reviewing the enclosed information statement. We look forward to our future as an independent, publicly owned company and to your support as a holder of HII common stock.
Very truly yours,
C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED MARCH 15, 2011
INFORMATION STATEMENT
HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue
Newport News, Virginia 23607
Common Stock
(par value $1.00 per share)
     This information statement is being sent to you in connection with the separation of Huntington Ingalls Industries, Inc. (“HII”) from Northrop Grumman Corporation (“Northrop Grumman”), following which HII will be an independent, publicly owned company. As part of the separation, Northrop Grumman will undergo an internal reorganization, after which it will complete the separation by distributing all of the shares of HII common stock on a pro rata basis to the holders of Northrop Grumman common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to Northrop Grumman stockholders for U.S. Federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Every six shares of Northrop Grumman common stock outstanding as of 5:00 pm, Eastern time, on March 30, 2011, the record date for the distribution, will entitle the holder thereof to receive one share of HII common stock. The distribution of shares will be made in book-entry form. Northrop Grumman will not distribute any fractional shares of HII common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 12:01 a.m., Eastern time, on March 31, 2011. Immediately after the distribution becomes effective, we will be an independent, publicly owned company.
     No vote or further action of Northrop Grumman stockholders is required in connection with the spin-off. We are not asking you for a proxy. Northrop Grumman stockholders will not be required to pay any consideration for the shares of HII common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Northrop Grumman common stock or take any other action in connection with the spin-off.
     All of the outstanding shares of HII common stock are currently owned by Northrop Grumman. Accordingly, there is no current trading market for HII common stock. We expect, however, that a limited trading market for HII common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of HII common stock will begin the first trading day after the distribution date. We intend to list HII common stock on the New York Stock Exchange under the ticker symbol “HII.”
     In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 19 of this information statement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
     This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
The date of this information statement is      , 2011.
This Information Statement was first mailed to Northrop Grumman stockholders on or about      , 2011.

 i

SUMMARY
     This summary highlights information contained in this information statement and provides an overview of our company, our separation from Northrop Grumman and the distribution of HII common stock by Northrop Grumman to its stockholders. For a more complete understanding of our business and the spin-off, you should read the entire information statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 19 of this information statement, and our audited and unaudited historical consolidated financial statements, our unaudited pro forma condensed consolidated financial statements and the respective notes to those statements appearing elsewhere in this information statement.
     Except as otherwise indicated or unless the context otherwise requires, “HII,” “we,” “us” and “our” refer to Huntington Ingalls Industries, Inc. and the entities that will be its consolidated subsidiaries following the internal reorganization. HII was formed in anticipation of the spin-off as a holding company for our business, which has been conducted by Northrop Grumman Shipbuilding, Inc. (“NGSB”). NGSB will be a wholly owned subsidiary of HII following the internal reorganization. In connection with the spin-off, NGSB intends to change its name to “Huntington Ingalls Industries Company.” Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the internal reorganization preceding the distribution, as described herein.
     For convenience, brief descriptions of certain programs discussed in this information statement are included in the “Glossary of Programs” beginning on page 15.
     Unless otherwise indicated, references in this information statement to fiscal years are to HII’s fiscal years ended December 31.
Our Company
     For more than a century, we have been designing, building, overhauling and repairing ships primarily for the U.S. Navy and the U.S. Coast Guard. We are the nation’s sole industrial designer, builder and refueler of nuclear-powered aircraft carriers, the sole supplier and builder of amphibious assault and expeditionary warfare ships to the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy and one of only two companies that builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. We build more ships, in more ship types and classes, than any other U.S. naval shipbuilder. We are the exclusive provider of RCOH (Refueling and Complex Overhaul) services for nuclear-powered aircraft carriers, a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy. With our product capabilities, heavy industrial facilities and a workforce of approximately 39,000 shipbuilders, we believe we are poised to continue to support the long-term objectives of the U.S. Navy to adapt and respond to a complex, uncertain and rapidly changing national security environment.
     Our primary areas of business include the design, construction, repair and maintenance of nuclear-powered ships, such as aircraft carriers and submarines, and non-nuclear ships, such as surface combatants, expeditionary warfare/amphibious assault and coastal defense surface ships, as well as the overhaul and refueling of nuclear-powered ships. We manage our business in two segments: Newport News, which includes all of our nuclear ship design, construction, overhaul and refueling businesses; and Gulf Coast, which includes our non-nuclear ship design, construction, repair and maintenance businesses.
     Our three major shipyards are currently located in Newport News, Virginia, Pascagoula, Mississippi and Avondale, Louisiana. We currently intend to wind down our construction activities at our Avondale shipyard in 2013 and consolidate Gulf Coast construction into our Mississippi facilities. We believe that consolidation in Pascagoula would allow us to realize the benefits of serial production, reduce program costs on existing contracts and make future vessels more affordable, thereby reducing overhead rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time. We anticipate that we will incur substantial restructuring-related costs and asset write-downs currently estimated at $310 million related to the wind down of our construction activities at Avondale, substantially all of which we believe is recoverable. For a more detailed discussion of these expected costs, see “Risk Factors” beginning on page 19.
Competitive Strengths
     We believe that we have the following key competitive strengths:
•	We are one of the two largest publicly owned shipbuilders in the United States. We and our primary competitor are the builders of 232 of the U.S. Navy’s current 286 ships, and the exclusive builders of 16 of the U.S. Navy’s 29 classes of ships (seven classes for which we are the exclusive builder, and four classes for which we are co-builders with our primary competitor). We build more ships, in more types and classes, than any other U.S. naval shipbuilder and we are the exclusive builder of 33 of the U.S. Navy’s 286 ships, representing seven of the U.S. Navy’s 29 classes of ships. We are the sole builder and refueler of nuclear-powered aircraft carriers, the sole supplier of amphibious assault and expeditionary warfare ships for the U.S. Navy, and the sole provider of the National Security Cutter to the U.S. Coast Guard. We are also teamed with Electric Boat as the sole builders of nuclear-powered submarines for the U.S. Navy. Additionally, we are a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy.

•	We have long-term contracts with visible revenue streams and highly probable backlog based on the U.S. Navy’s 30-Year Plan. Most of our contracts are long-term in nature with visible revenue streams. Total backlog at December 31, 2010 was approximately $17 billion. At the end of 2010, total orders from the U.S. Government comprised substantially all of the total backlog. In connection with ships that we have constructed, we expect to continue our regular service and support, including RCOH of aircraft carriers and inactivation of aging nuclear aircraft carriers.

•	We generate a significant amount of our revenue from contracts for classes of ships for which we are the exclusive provider. We are the exclusive provider of seven of the U.S. Navy’s 29 classes of ships, and a significant amount of our revenue is from contracts for these classes of ships. Collectively, contracts for ship classes for which we are the exclusive provider accounted for 64% and 68% of our revenues in 2009 and 2010, respectively.

•	We are capable of manufacturing multiple classes of ships at our heavy industrial facilities. Our Newport News and Pascagoula shipyards possess heavy industrial assets and are capable of manufacturing multiple ship types and classes. The Newport News shipyard, which is able to simultaneously construct in staggered phases two nuclear aircraft carriers and five nuclear submarines, provide refueling and overhaul services for up to two additional aircraft carriers, and provide maintenance and repair services for additional ships, has an 18-acre all weather onsite steel fabrication workshop, a modular outfitting facility for assembly of a ship’s basic structural modules indoors and on land, machine shops totaling approximately 300,000 square feet, a 1,050-ton gantry crane capable of servicing two aircraft carriers at one time, and a 2,170 foot long drydock. Our Pascagoula shipyard, which is able to simultaneously build several classes of ships for both the U.S. Navy and the U.S. Coast Guard, includes a 30,000-ton floating dry dock, 660-ton gantry crane, a steel fabrication shop with capacity to process 150 tons of steel per day, covered outfitting and stacking halls capable of handling three-deck height grand blocks, and a propulsion assembly building that can hold up to fifteen 30,000 horsepower engines simultaneously.

•	We have an experienced management team. Our senior management team has experience in the management of defense and shipbuilding companies and is competent in the areas of project management, supply chain management and technology management.

•	We have a workforce of approximately 39,000 shipbuilders. Our workforce includes individuals specializing in 19 crafts and trades, including more than 7,500 engineers and designers and more than 1,000 employees with advanced degrees. Additionally, our workforce is composed of many third-, fourth- and fifth- generation shipbuilding employees. At December 31, 2010, we had 771 Master Shipbuilders, employees who have been with us or our predecessors for over 40 years. We provide ongoing training for all of our employees, providing over 60,000 individual training seats in 2009 and 64,000 in 2010 across our Newport News and Gulf Coast operations.
Our Strategy
     Our objectives are to maintain our leadership position in the U.S. naval shipbuilding industry and to deliver long-term value to our stockholders. To achieve these objectives, we utilize the following strategies:
     Strengthen and protect market position.
•	Align our business to support the U.S. Navy’s 30-Year Plan. We intend to continue to support the U.S. Navy in the design and construction of new ships, including the construction of an aircraft carrier and an amphibious assault ship approximately every five years, the restart of construction of DDG-51s and the increase in production rates of VCS to two submarines per year. Through investments in our workforce, processes and facilities, and through the streamlining of our operations, we intend to support continued construction of these core U.S. Navy programs, ensure quality construction and make ships more affordable.

•	Ensure capabilities that support new U.S. Navy requirements. Through alignment with the U.S. Navy’s requirements in the 30-Year Plan, we intend to position ourselves as the provider of choice for new platforms and services related to our current core markets. We intend to complete construction of a new facility at our Newport News shipyard designed specifically for aircraft carrier inactivations, to better position ourselves to be the U.S. Navy’s choice for future aircraft carrier inactivations. We have also deployed our design and engineering talents and capabilities to support work as a subcontractor on the design of the SSBN (X) replacement for the aging Ohio-class ballistic missile submarines, and we also intend to position ourselves as the builder of choice for the LSD(X), the next class of amphibious assault ship expected to be built as a follow-on to the LPD-17 and LHA-6 classes of ships, for which we are currently the exclusive supplier.

•	Streamline our operations and footprint to deliver more affordable ships. We intend to monitor our operations to determine where strategic investments or consolidation may be necessary to allow us to provide the U.S. Navy with the highest quality, most technologically advanced ships possible, on a cost-effective basis. For example, we expect to wind down our construction activities at the Avondale shipyard in 2013 and intend to consolidate our Gulf Coast operations and footprint to shift all future Gulf Coast ship construction work to our Pascagoula and Gulfport facilities in Mississippi. With this consolidation, we believe that we are ensuring the long-term viability of our Gulf Coast operations by making them more cost competitive through increased throughput, continuity of production, single learning curves and workload efficiency gains. We also expect that this consolidation may reduce program costs on some existing contracts and make future vessels more affordable for the U.S. Navy and the U.S. Coast Guard.
     Execute well on all contracts.
•	Improve performance in our Gulf Coast operations. Our Gulf Coast operations have recently implemented a new management approach that is geared toward planning and managing our work in discrete phases to drive performance, accountability and predictability (the “Gulf Coast Operating System”). Through the Gulf Coast Operating System, we believe program managers will be better able to confirm that a ship is adhering to our newly developed standardized performance metrics, and to assure that we are providing a quality product in a safe, timely and cost-effective manner. We intend to continue to utilize the Gulf Coast Operating System across the spectrum of our ships to improve both quality and efficiency of our building processes in all aspects of our design and construction activities, bringing together our shipbuilders. See “Business—Our Business—Gulf Coast.”

•	Capture the benefits of serial production. We intend to seek opportunities to maximize the quality and affordability of our ships through serial production, while ensuring that we undertake “first-in-class” (first ships to be built in their class) construction where such construction is expected to lead to additional serial production.

•	Deliver quality products on contract targets. We are focused on delivering quality products on contract schedule and cost targets for all current contracts, which we believe will protect our position in our industry and enhance our efforts to secure future contracts. We believe we must adhere to schedule and cost commitments and quality expectations on our current U.S. Navy contracts. Specifically, we must execute on our human capital strategy, create and sustain a first-time quality culture and capitalize on our supply chain management initiatives.
Other Information
     Huntington Ingalls Industries, Inc. was incorporated in Delaware on August 4, 2010. Our principal executive offices are located at 4101 Washington Avenue, Newport News, Virginia 23607. Our telephone number is (757) 380-2000. Our website address is www.          .com. Information contained on, or connected to, our website or Northrop Grumman’s website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is part.
The Spin-Off
Overview
     On March 14, 2011, Northrop Grumman approved the spin-off of HII from Northrop Grumman, following which HII will be an independent, publicly owned company.
     Before our spin-off from Northrop Grumman, we will enter into a Separation and Distribution Agreement and several other agreements with Northrop Grumman related to the spin-off. These agreements will govern the relationship between us and Northrop Grumman after completion of the spin-off and provide for the allocation between us and Northrop Grumman of various assets, liabilities and obligations (including employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities). See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off.” Additionally, we have (i) incurred debt in an amount of $1,200 million from third parties (the “HII Debt”) and (ii) entered into a credit facility with third-party lenders in an amount of $1,225 million, (the “HII Credit Facility”), which includes a $575 million secured term loan expected to be funded in connection with the internal reorganization, and a $650 million secured revolving credit facility, of which approximately $137 million of letters of credit are expected to be outstanding at the time of the spin-off, and the remainder will be undrawn. See “Description of Material Indebtedness.” The proceeds of the HII Debt and the HII Credit Facility are to be

used to fund a cash transfer in an amount of $1,429 million (the “Contribution”) to Northrop Grumman Systems Corporation (“NGSC”), the primary operating subsidiary of Northrop Grumman after completion of the spin-off, and for general corporate purposes in an amount of $300 million.
     The distribution of HII common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Northrop Grumman has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Northrop Grumman determines, in its sole discretion, that the spin-off is not in the best interests of Northrop Grumman or its stockholders, that a sale or other alternative is in the best interests of Northrop Grumman or its stockholders or that it is not advisable for HII to separate from Northrop Grumman. See “The Spin-Off—Conditions to the Spin-Off.”
Questions and Answers About the Spin-Off
     The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”
Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which HII will separate from Northrop Grumman. To complete the spin-off, Northrop Grumman will distribute to its stockholders all of the shares of HII common stock. We refer to this as the distribution. Following the spin-off, HII will be a separate company from Northrop Grumman, and Northrop Grumman will not retain any ownership interest in HII. The number of shares of Northrop Grumman common stock you own will not change as a result of the spin-off.

Q:	What will I receive in the spin-off?

A:	As a holder of Northrop Grumman stock, you will retain your Northrop Grumman shares and will receive one share of HII common stock for every six shares of Northrop Grumman common stock you own as of the record date. Your proportionate interest in Northrop Grumman will not change as a result of the spin-off. For a more detailed description, see “The Spin-Off.”

Q:	What is HII?

A:	HII is currently an indirect, wholly owned subsidiary of Northrop Grumman whose shares will be distributed to Northrop Grumman stockholders if the spin-off is completed. After the spin-off is completed, HII will be a public company and will own all of the shipbuilding business of Northrop Grumman. That business is referred to as the “shipbuilding business” throughout this information statement.

Q:	What are the reasons for and benefits of separating HII from Northrop Grumman?

A:	Northrop Grumman believes that a spin-off will provide various benefits including: (i) greater strategic focus of investment resources and management efforts, (ii) tailored customer focus, (iii) direct and differentiated access to capital markets and (iv) enhanced investor choices. Northrop Grumman believes that separating HII from Northrop Grumman will benefit both Northrop Grumman and the shipbuilding business by better aligning management’s attention and investment resources to pursue opportunities in their respective markets and more actively manage their cost structures.

Northrop Grumman believes its portfolio of C4ISR systems and electronics, manned and unmanned air and space platforms, cyber-security and related system-level applications and logistics is strategically aligned with its customers’ emerging security priorities. Operational and investment synergies exist within and between these areas of its portfolio, which comprise its aerospace, electronics, information systems and technical services sectors. Northrop Grumman management sees little future synergy between these businesses and its shipbuilding business.

Additionally, the shipbuilding business is a mature business that is more capital-intensive than most of Northrop Grumman’s other businesses, with longer periods of performance. Northrop Grumman’s management believes that its shipbuilding business, on one hand, and its other businesses, on the other hand, require inherently different strategies in order to maximize their long-term value. Northrop Grumman believes that a separation will allow each entity to pursue appropriate strategies that will increase investor choice between the businesses, allow for differentiated access to capital and allow for the creation of long-term value for shareholders. For a more detailed discussion of the reasons for the spin-off see “The Spin-Off—Reasons for the Spin-Off.”

Q:	Why is the separation of HII structured as a spin-off as opposed to a sale?

A:	Northrop Grumman believes a spin-off is the most efficient way to accomplish a separation of shipbuilding for reasons including: (i) a spin-off would be a tax-free distribution of HII common stock to shareholders; (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current shipbuilding operations; and (iii) a spin-off provides greater assurance that decisions regarding HII’s capital structure support future financial stability. After consideration of strategic alternatives, including a sale, Northrop Grumman believes that a tax-free spin-off will enhance the long-term value of both Northrop Grumman and HII. For a more detailed discussion of the reasons for the spin-off see “The Spin-Off—Reasons for the Spin-Off.”

Q:	What is being distributed in the spin-off?

A:	Approximately 48.8 million shares of HII common stock will be distributed in the spin-off, based on the number of shares of Northrop Grumman common stock expected to be outstanding as of the record date. The actual number of shares of HII common stock to be distributed will be calculated on March 30, 2011, the record date. The shares of HII common stock to be distributed by Northrop Grumman will constitute all of the issued and outstanding shares of HII common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

Q:	How will options and stock held by HII employees be affected as a result of the spin-off?

A:	At the time of the distribution, the exercise price of and number of shares subject to any outstanding option to purchase Northrop Grumman stock, as well as the number of shares subject to any restricted stock right or other Northrop Grumman equity award, held by HII’s current and former employees on the distribution date will be adjusted to reflect the value of the distribution such that the intrinsic value of such awards at the time of separation is held constant. In addition, existing performance criteria applicable to HII awards will be modified appropriately to reflect the spin-off.

Additionally, HII’s current and former employees who hold shares of Northrop Grumman common stock in their applicable 401(k) Plan account as of the record date for the distribution will, like all stockholders, receive shares of HII common stock in the distribution. On the distribution date, one share of HII common stock, based on the distribution ratio for every six shares of Northrop Grumman common stock held in such employee’s Northrop Grumman stock fund account, will be included in a HII stock fund account under the HII 401(k) Plan. However, in conformity with the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), remaining shares of the Northrop Grumman common stock held in HII’s employees’ Northrop Grumman stock fund accounts following the distribution will be disposed of and allocated to another investment alternative available under the HII 401(k) Plan as directed by participants until such date as shall be determined by the Investment Committee, after which date the Investment Committee shall dispose of all remaining shares and invest the proceeds in another investment alternative to be determined by the Investment Committee (but this will not prohibit diversified, collectively managed investment alternatives available under the HII 401(k) Plan from holding Northrop Grumman common stock or prohibit employees who use self-directed accounts in the HII 401(k) Plan from investing their accounts in Northrop Grumman common stock). In addition, current and former Northrop Grumman employees who hold Northrop Grumman stock under the Northrop Grumman stock fund in their Northrop Grumman 401(k) Plan account as of the record date for the distribution will, like all stockholders, receive one share of HII common stock in the distribution, based on the distribution ratio, for every six shares of Northrop Grumman common stock held in the employee’s Northrop Grumman stock fund account. HII shares will be included in a new, temporary HII stock fund under the Northrop Grumman 401(k) Plan. In conformity with the fiduciary responsibility requirements of ERISA, remaining shares of HII common stock held in the temporary HII stock fund following the distribution will be disposed of and allocated to another investment alternative available under the Northrop Grumman 401(k) Plan as directed by participants until such date as shall be determined by the Investment Committee, after which date the Investment Committee shall dispose of all remaining shares and invest the proceeds in another investment alternative to be determined by the Investment Committee (but this will not prohibit diversified, collectively managed investment alternatives available under the Northrop Grumman 401(k) Plan from holding HII common stock or prohibit employees who use self-directed accounts in the Northrop Grumman 401(k) Plan from investing their accounts in HII common stock).

Q:	When is the record date for the distribution?

A:	The record date will be the close of business of the New York Stock Exchange (the “NYSE”) on March 30, 2011.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is March 31, 2011. HII expects that it will take the distribution agent, acting on behalf of Northrop Grumman, up to two weeks after the distribution date to fully distribute the shares of HII common stock to Northrop Grumman stockholders. The ability to trade HII shares will not be affected during that time.

Q:	What do I have to do to participate in the spin-off?

A:	You are not required to take any action, although you are urged to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of HII common stock. You will neither be required to pay anything for the new shares nor to surrender any shares of Northrop Grumman common stock to participate in the spin-off.

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of HII common stock will not be distributed. Fractional shares of HII common stock to which Northrop Grumman stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of HII common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	What are the U.S. Federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt by Northrop Grumman of an initial and any supplemental ruling (collectively, the “IRS Ruling”) from the Internal Revenue Service (“IRS”), which Northrop Grumman has received, and an opinion from its tax counsel that, for U.S. Federal income tax purposes, the distribution will be tax-free to Northrop Grumman, Northrop Grumman’s stockholders and HII under Section 355 and related provisions of the Internal Revenue Code of 1986 (the “Code”), except for cash payments made to stockholders in lieu of fractional shares such stockholders would otherwise receive in the distribution. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the HII common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for HII common stock, before completion of the spin-off, HII intends to apply to list its common stock on the NYSE under the symbol “HII.” It is anticipated that trading of HII common stock will commence on a “when-issued” basis at least two trading days prior to the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to HII common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Northrop Grumman common stock continue to trade?

A:	Yes. Northrop Grumman common stock will continue to be listed and trade on the NYSE under the symbol “NOC.”

Q:	If I sell, on or before the distribution date, shares of Northrop Grumman common stock that I held on the record date, am I still entitled to receive shares of HII common stock distributable with respect to the shares of Northrop Grumman common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Northrop Grumman’s common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you are a holder of record of shares of Northrop Grumman common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and before the distribution date, you also will be selling the right to receive the shares of HII common stock in connection with the spin-off. However, if you are a holder of record of shares of Northrop Grumman common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and before the distribution date, you will still receive the shares of HII common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Northrop Grumman stock?

A:	Yes, the trading price of shares of Northrop Grumman common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the shipbuilding business. However, we cannot provide you with any assurance as to the price at which the Northrop Grumman shares will trade following the spin-off.

Q:	What is the Contribution?

A:	As part of the internal reorganization, we will transfer $1,429 million of the proceeds of the HII Debt and the HII Credit Facility to NGSC in order to eliminate intercompany notes between Northrop Grumman entities and NGSB (including one such note that was recently established in connection with the funds that we borrowed from NGSC to finance the tender offer for the 4.55% Gulf Opportunity Zone Industrial Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project) Series 2006 due 2028 (the “GO Zone IRBs”)) and to provide Northrop Grumman with additional funds to partially offset the loss of future cash flows that it would likely have realized if not for the spin-off transaction.

Q:	What indebtedness will HII have following the spin-off?

A:	HII has (i) incurred the HII Debt in an amount of $1,200 million and (ii) entered into the HII Credit Facility in an amount of $1,225 million ($575 million of which is a secured term loan expected be funded in connection with the internal reorganization, and $650 million of which is a secured revolving credit facility, of which approximately $137 million of letters of credit are expected to be outstanding at the time of the spin-off, and the remainder will be undrawn). The proceeds of the HII Debt and the HII Credit Facility are to be used to fund the $1,429 million Contribution and for general corporate purposes in the amount of $300 million. Following the spin-off, we will also continue to have $83.7 million of indebtedness under a loan agreement with the Mississippi Business Finance Corporation (the “MBFC”) in connection with the MBFC’s issuance of $83.7 million of 7.81% Economic Development Revenue Bonds (Ingalls Shipbuilding, Inc. Project) Taxable Series 1999A due 2024 (the “Revenue Bonds”). While NGSC will continue to guarantee the Revenue Bonds, we intend to indemnify NGSC for any losses related to the guaranty. Additionally, following the spin-off we will continue to have $21.6 million of indebtedness under a loan agreement with the MBFC in connection with the MBFC’s issuance of $200 million of the GO Zone IRBs, which will continue to be guaranteed by Current NGC, the holding company currently named Northrop Grumman Corporation that, after the spin-off, will be our wholly owned subsidiary (“Current NGC”). In connection with the potential spin-off, NGSB on November 1, 2010, launched a tender offer to purchase any and all GO Zone IRBs at par. As a result, NGSB purchased $178.4 million in principal amount of the GO Zone IRBs and $21.6 million remain outstanding. Outstanding Northrop Grumman debt will remain with New P, Inc., which (a) is currently a subsidiary of Northrop Grumman, and (b) after the internal reorganization, will be renamed “Northrop Grumman Corporation” and will be the holding company that distributes the shares of HII to complete the spin-off (“New NGC”).

Q:	What will the relationship be between Northrop Grumman and HII after the spin-off?

A:	Following the spin-off, HII will be an independent, publicly owned company and Northrop Grumman will have no continuing stock ownership interest in HII. HII will have entered into a Separation and Distribution Agreement and several other agreements with Northrop Grumman for the purpose of allocating between HII and Northrop Grumman various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements will also govern HII’s relationship with Northrop Grumman following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and some other liabilities and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transitional services. The Separation and Distribution Agreement will provide that HII will indemnify Northrop Grumman against any and all liabilities arising out of HII’s business, and that Northrop Grumman will indemnify HII against any and all liabilities arising out of Northrop Grumman’s non-shipbuilding business.

Q:	What will HII’s dividend policy be after the spin-off?

A:	HII does not currently intend to pay a dividend. Going forward, HII’s dividend policy will be established by the HII board of directors based on HII’s financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that HII’s board of directors considers relevant. In addition, the terms of the agreements governing HII’s new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Some provisions of the Restated Certificate of Incorporation of HII (the “Restated Certificate of Incorporation”) and the Restated Bylaws of HII (the “Restated Bylaws”), Delaware law and possibly the agreements governing HII’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of HII in a transaction not approved by HII’s board of directors. In addition, under tax sharing arrangements, HII will agree not to enter into any transaction involving an acquisition (including issuance) of HII common stock or any other transaction (or, to the extent HII has the right to prohibit it, to permit any such transaction) that could reasonably be expected to cause the distribution or any of the internal reorganization transactions to be taxable to Northrop Grumman. HII will also agree to indemnify Northrop Grumman for any tax liabilities resulting from any such transactions. The amount of any such indemnification could be substantial. Generally, Northrop Grumman will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of HII capital stock representing 50% or more of HII’s then-outstanding stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of HII common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless we can rebut that presumption.

Under the Separation and Distribution Agreement, in the event that, prior to the fifth anniversary of the distribution, we experience a change of control and our corporate rating is downgraded to B or B2 or below, as applicable, during the period beginning upon the announcement of such change of control and ending 60 days after the announcement of the consummation of such change of control, we will be required to provide credit support for our indemnity obligations under the Separation and Distribution Agreement in the form of one or more standby letters of credit in an amount equal to $250 million. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Separation and Distribution Agreement.”

Additionally, we intend to enter into a Guaranty Performance, Indemnity and Termination Agreement with NGSC (the “Guaranty Performance Agreement”), pursuant to which, among other things, we will agree to cause NGSC’s guarantee obligations under the $83.7 million Revenue Bonds, which were issued for our benefit, to terminate or cause credit support to be provided in the event we experience a change of control. For any period of time between a change of control and the termination of NGSC’s guarantee obligations, we will be required to cause credit support to be provided for NGSC’s guarantee obligations in the form of one or more letters of credit in an amount reasonably satisfactory to NGSC to support the payment of all principal, interest and any premiums under the Revenue Bonds. For a description of the Guaranty Performance Agreement, see “Certain Relationships and Related Party Transactions—Other Agreements.”

As a result, HII’s obligations may discourage, delay or prevent a change of control of HII.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of HII common stock. These risks are discussed under “Risk Factors” beginning on page 19.

Q:	How will the spin-off affect HII’s relationship with its customers?

A:	We believe we have well-established relationships with our principal customers. We believe the spin-off will enable us better to focus on those customers and to align our resources with their priorities. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Under federal acquisition regulations, the government commonly makes affirmative responsibility determinations before entering into new contracts with a contractor. In so doing, the government considers various factors, including financial resources, performance record, technical skills and facilities. Our customers and prospective customers will consider whether our responsibility on a stand-alone basis satisfies their requirements for entering into new contracts with us. At present there are several contracts in the negotiation phase that may not be finalized and awarded until after the spin-off is concluded and the U.S. Navy makes a responsibility determination. This could cause the contracts to be delayed or not awarded. We believe we continue to be a responsible contractor. Nonetheless, if our customers or prospective customers are not satisfied with our responsibility, including our financial resources, it could likely affect our ability to bid for and obtain or retain projects, which, if unresolved, could have a material adverse effect on our financial position, results of operations or cash flows. See “Risk Factors—Risks Relating to the Spin-Off—Our customers and prospective customers will consider whether our responsibility on a stand-alone basis satisfies their requirements for entering into new contracts with us.”

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:
Computershare Trust Company, N.A.
Phone:
Before the spin-off, if you have any questions relating to the spin-off, you should contact Northrop Grumman at:
Northrop Grumman Corporation
Investor Relations
1840 Century Park East
Los Angeles, California 90067
Phone: (310) 201-1634
Email: investors@ngc.com
www.northropgrumman.com
After the spin-off, if you have any questions relating to HII, you should contact HII at:
Huntington Ingalls Industries, Inc.
Investor Relations
4101 Washington Avenue
Newport News, Virginia 23607
Phone:
Email:
www.          .com

Transaction Structure
(simplified for illustrative purposes)

The diagram below shows the current structure of Northrop Grumman:	The diagram below shows the structure of Northrop Grumman after completion of the internal reorganization:

     The diagram below shows the structure of Northrop Grumman and HII immediately after completion of the spin-off:
•	Except as otherwise indicated or unless the context otherwise requires, “HII,” “we,” “us” and “our” refers to Huntington Ingalls Industries, Inc. and its consolidated subsidiaries, after giving effect to the internal reorganization.

•	“NGSB” refers to Northrop Grumman Shipbuilding, Inc., which currently operates Northrop Grumman’s shipbuilding business. In connection with the spin-off, NGSB intends to change its name to “Huntington Ingalls Industries Company”

•	“NGSC” refers to Northrop Grumman Systems Corporation, which operates Northrop Grumman’s non-shipbuilding businesses.

•	“Current NGC” refers to (a) the current holding company, named Northrop Grumman Corporation, and its consolidated subsidiaries prior to the spin-off and (b) to Titan II Inc. after the spin-off.

•	“New NGC” refers to New P, Inc., which (a) is currently a subsidiary of Northrop Grumman, and (b) after the internal reorganization, will be renamed “Northrop Grumman Corporation” and will be the holding company that distributes the shares of HII to complete the spin-off.

•	“Northrop Grumman” refers to Current NGC and its consolidated subsidiaries prior to the spin-off or New NGC and its consolidated subsidiaries after the internal reorganization or the spin-off, as applicable.

Summary of the Spin-Off

Distributing Company	Northrop Grumman Corporation, a Delaware corporation. After the distribution, Northrop Grumman will not own any shares of HII common stock.

Distributed Company	Huntington Ingalls Industries, Inc., a Delaware corporation and a wholly owned subsidiary of Northrop Grumman. After the spin-off, HII will be an independent, publicly owned company.

Distributed Securities	All of the shares of HII common stock owned by Northrop Grumman which will be 100% of HII common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is the close of business on March 30, 2011.

Distribution Date	The distribution date is March 31, 2011.

Internal Reorganization	As part of the spin-off, Northrop Grumman will undergo an internal reorganization, which we refer to as the “internal reorganization,” that will, among other things, result in:

• New NGC replacing Current NGC as the publicly owned holding company that directly and indirectly owns all of the capital stock of Current NGC and its subsidiaries, including HII.

• New NGC changing its name to “Northrop Grumman Corporation.”

• HII becoming the parent company of the Northrop Grumman subsidiaries that currently operate the shipbuilding business.

• Current NGC becoming a direct, wholly owned subsidiary of HII and being renamed “Titan II Inc.”

After completion of the spin-off:

• New NGC will own and operate the aerospace systems, electronic systems, information systems and technical services businesses.

• HII will be an independent, publicly owned company, will own and operate the shipbuilding business and will own all of the stock of Current NGC.

For more information, see the description of this internal reorganization in “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Incurrence of Debt	To fund the Contribution and for general corporate purposes, HII has (i) incurred the HII Debt and (ii) entered into the HII Credit Facility.

Distribution Ratio	Each holder of Northrop Grumman common stock will receive one share of HII common stock for every six shares of Northrop Grumman common stock held on March 30, 2011.

The Distribution	On the distribution date, Northrop Grumman will release the shares of HII common stock to the distribution agent to distribute to Northrop Grumman stockholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to electronically issue shares of HII common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of HII common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of Northrop Grumman common stock or take any other action to receive your shares of HII common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of HII common stock to Northrop Grumman stockholders. Fractional shares of HII common stock to which Northrop Grumman stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of HII common stock. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Northrop Grumman of the following conditions:

•     the board of directors of Northrop Grumman, in its sole and absolute discretion, shall have authorized and approved the spin-off and not withdrawn such authorization and approval, and the New NGC board shall have declared the dividend of the common stock of HII to Northrop Grumman stockholders;

• the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

•     the Securities and Exchange Commission (the “SEC”) shall have declared effective HII’s registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of the registration statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

• HII common stock shall have been accepted for listing on the NYSE or another national securities exchange approved by Northrop Grumman, subject to official notice of issuance;

• the internal reorganization (as described in “The Spin-Off—Background”) shall have been completed;

•     Northrop Grumman shall have received the IRS Ruling and an opinion of its tax counsel, each of which shall remain in full force and effect, that the spin-off (including the internal reorganization) will not result in recognition, for U.S. Federal income tax purposes, of income, gain or loss to Northrop Grumman, or of income, gain or loss to its stockholders, except to the extent of cash received in lieu of fractional shares;

• HII shall have (i) entered into the HII Credit Facility, (ii) received the net proceeds from the HII Debt and (iii) made the Contribution;

•     no order, injunction or decree that would prevent the consummation of the distribution shall be threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, other legal restraint or prohibition preventing consummation of the distribution shall be pending, threatened, issued or in effect and no other event outside the control of Northrop Grumman shall have occurred or failed to occur that prevents the consummation of the distribution;

•     no other events or developments shall have occurred prior to the distribution that, in the judgment of the board of directors of Northrop Grumman, would result in the spin-off having a significant adverse effect on Northrop Grumman or its stockholders;

• prior to the distribution, this information statement shall have been mailed to the holders of Northrop Grumman common stock as of the record date;

• HII’s current directors shall have duly elected the individuals listed as members of its post-distribution board of directors in this information statement, and such individuals shall become the members of HII’s board of directors immediately prior to the distribution;

•     prior to the distribution, Northrop Grumman shall have delivered to HII resignations from those HII positions, effective as of immediately prior to the distribution, of each individual who will be an employee of Northrop Grumman after the distribution and who is an officer or director of HII immediately prior to the distribution; and

•     immediately prior to the distribution, the Restated Certificate of Incorporation and the Restated Bylaws, each in substantially the form filed as an exhibit to the registration statement on Form 10 of which this information statement is part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on Northrop Grumman’s part to effect the spin-off. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Northrop Grumman has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Northrop Grumman determines, in its sole discretion, that the spin-off is not in the best interests of Northrop Grumman or its stockholders, that a sale or other alternative is in the best interests of Northrop Grumman or its stockholders or that it is not advisable for HII to separate from Northrop Grumman. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We have filed an application to list HII common stock on the NYSE under the ticker symbol “HII.” We anticipate that, at least two trading days prior to the record date, trading of shares of HII common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of HII common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Northrop Grumman common stock: a regular-way market on which shares of Northrop Grumman common stock will trade with an entitlement to shares of HII common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of Northrop Grumman common stock will trade without an entitlement to shares of HII common stock. For more information, see “Trading Market.”

Tax Consequences	Northrop Grumman has received the IRS Ruling and will receive an opinion of counsel stating that Northrop Grumman, Northrop Grumman’s stockholders and HII will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off, including the internal reorganization, except with respect to any cash received by Northrop Grumman’s stockholders in lieu of fractional shares. For a more detailed description of the U.S. Federal income tax consequences of the spin-off, see “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Northrop Grumman after the Spin-Off	We will enter into a Separation and Distribution Agreement and other agreements with Northrop Grumman related to the spin-off. These agreements will govern the relationship between us and Northrop Grumman after completion of the spin-off and provide for the allocation between us and Northrop Grumman of various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Separation and Distribution Agreement, in particular, will provide for the settlement or extinguishment of certain obligations between us and Northrop Grumman. We intend to enter into a Transition Services Agreement with Northrop Grumman pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between Northrop Grumman and us concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Northrop Grumman regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. In addition, to facilitate the ongoing use of various intellectual property by each of us and Northrop Grumman, we intend to enter into an Intellectual Property License Agreement with Northrop Grumman that will provide for certain reciprocal licensing arrangements. We also intend to enter into an Insurance Matters Agreement with Northrop Grumman. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	HII does not currently intend to pay a dividend. Going forward, HII’s dividend policy will be established by the HII board of directors based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that HII’s board of directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Northrop Grumman and our being an independent, publicly owned company. We also are subject to risks relating to the spin-off. You should carefully read “Risk Factors” beginning on page 19 of this information statement.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data
     The following table presents the summary historical condensed consolidated financial data for NGSB and HII’s unaudited pro forma condensed consolidated financial data. The consolidated financial data set forth below for the years ended December 31, 2010, 2009 and 2008 are derived from NGSB’s audited consolidated financial statements included elsewhere in this information statement.
     The summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2010 have been prepared to reflect the spin-off, including: (i) the distribution of 48,492,792 shares of HII common stock by Northrop Grumman to its stockholders; (ii) the incurrence of $1,775 million of the HII Debt and the HII Credit Facility by HII and the making of the $1,429 million Contribution; (iii) adjustments for certain federal contract matters in accordance with the Separation and Distribution Agreement; (iv) adjustments for uncertain federal and state tax positions in accordance with the Tax Matters Agreement; (v) the cost of special long-term incentive stock grants, which are contingent upon completion of the spin-off, in the form of restricted stock rights for our Named Executive Officers, including our President, and other key employees; and (vi) the cost of modifying certain terms of existing long-term incentive stock plans to allow continued vesting for our participants. The unaudited pro forma condensed consolidated statement of operations data presented for the year ended December 31, 2010 assumes the spin-off occurred on January 1, 2010, the first day of fiscal year 2010. The unaudited pro forma condensed consolidated statement of financial position data assumes the spin-off occurred on December 31, 2010. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.
     The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly owned company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.
     You should read this summary financial data together with “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and NGSB’s consolidated financial statements and accompanying notes included in this information statement.

	(Year ended) December 31
	HII
	Pro Forma		NGSB
	2010	2010	2009	2008
(in millions)
Sales and service revenues	$6,723	$6,723	$6,292	$6,189
Goodwill impairment	—	—	—	2,490
Operating income (loss)	255	248	211	(2,354)
Net earnings (loss)	79	135	124	(2,420)
Total assets	5,560	5,203	5,036	4,760
Long-term debt	1,851	105	283	283
Total long-term obligations	3,294	1,559	1,645	1,761
Free cash flow(1)	98	168	(269)	121

(1)	Free cash flow is a non-generally accepted accounting principles (“non-GAAP”) financial measure and represents cash from operating activities less capital expenditure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Free Cash Flow” for more information on this measure.

GLOSSARY OF PROGRAMS
     Listed below are brief descriptions of the programs mentioned in this information statement.

Program Name	Program Description
AREVA Newport News	Participate, as minority owners of a limited liability company formed with AREVA NP, in a joint venture to supply heavy components to the civilian nuclear electrical power sector. The joint venture, AREVA Newport News, LLC, plans to construct a production facility adjacent to the Newport News shipyard for the manufacture of heavy commercial nuclear power plant components.

CVN-65 USS Enterprise	Maintain and support the world’s first nuclear-powered aircraft carrier, the inactivation of which is expected to start in 2013.

CVN-68 Nimitz-class aircraft carriers	Refuel, maintain and repair the CVN-68 Nimitz-class aircraft carriers, which are the largest warships in the world. Each Nimitz-class carrier is designed for an approximately 50-year service life, with one mid-life refueling. Aircraft carriers are the centerpiece of America’s Naval forces. On any given day, aircraft carriers exercise the U.S. Navy core capabilities of power projection, forward presence, humanitarian assistance, deterrence, sea control and maritime security. The 10th and final Nimitz-class carrier constructed, CVN-77 USS George H.W. Bush, was commissioned in 2009.

CVN-78 Gerald R. Ford-class aircraft carriers	Design and construction for the CVN-21 program, which is the future aircraft carrier replacement program for CVN-65 USS Enterprise and CVN-68 Nimitz-class aircraft carriers. CVN-78 Gerald R. Ford (the first ship of the CVN-21 program) is currently under construction and is scheduled to be delivered in 2015. CVN-79 (unnamed) is under contract for engineering, advance construction and purchase of long-lead time components and material. CVN-78 Gerald R. Ford-class carriers are expected to be awarded every five years across the U.S. Navy’s 30-Year Plan. They will be the premier forward asset for crisis response and early decisive striking power in a major combat operation. The class brings improved warfighting capability, quality of life improvements for sailors and reduced acquisition and life cycle costs.

DDG-51 Arleigh Burke-class destroyers	Build guided missile destroyers designed for conducting anti-air, anti-submarine, anti-surface and strike operations. The Aegis-equipped DDG-51 Arleigh Burke-class destroyers are the U.S. Navy’s primary surface combatant, and have been constructed in variants, allowing technological advances during construction. The U.S. Navy has committed to restarting the DDG-51 program, and truncating construction of the DDG-1000 class of ships. The plan is for a total of 62 ships.

DDG-1000 Zumwalt-class destroyers	Design and build next-generation multi-mission surface combatants in conjunction with General Dynamics Bath Iron Works and construct the ships’ integrated composite deckhouses, as well as portions of the ships’ aft peripheral vertical launch systems. Developed under the DD(X) destroyer program, the DDG-1000 Zumwalt-class destroyer is the lead ship of a class tailored for land attack and littoral dominance with capabilities that defeat current and projected threats and improve battle force defense. In July 2008, the U.S. Navy announced its decision to truncate the DDG-1000 program at three ships and restart the construction of BMD-capable DDG-51s. We are constructing the composite superstructure of DDG-1000 Zumwalt and DDG-1001 Michael Monsoor and have submitted a proposal to construct the DDG-

Program Name	Program Description
1002 (unnamed) composite superstructure.

DoE	Participate, as a minority member in two joint ventures, in the management and operation of the U.S. Department of Energy’s (“DoE”) nuclear sites, the Savannah River Site near Aiken, South Carolina, and potentially at the Idaho National Laboratory, near Idaho Falls, Idaho. Our joint venture partners include Fluor Corporation and Honeywell International Inc. at the Savannah River Site, and CH2M Hill in Idaho.

Inactivation	Defuel and inactivate nuclear-powered aircraft carriers for the U.S. Navy. Inactivation of nuclear-powered aircraft carriers, of which 11 have been constructed to date, is expected to start in 2013 with CVN-65 USS Enterprise.

LHA-6 America-class amphibious assault ships	Design and build amphibious assault ships that provide forward presence and power projection as an integral part of joint, interagency and multinational maritime expeditionary forces. The LHA-6 America-class ships, together with the LHD-1 Wasp-class ships, are the successors to the aging LHA-1 Tarawa-class ships. Three of the original five Tarawa-class ships have been recently decommissioned, and the remainder of the class is scheduled to be decommissioned by 2015. The first LHA replacement (LHA(R)) ship, LHA-6 America, was placed under contract with us in June 2007, and is scheduled for delivery in 2013. The LHA-6 America-class ships optimize aviation operations and support capabilities. The key differences between LHA-6 and the LHD-1 Wasp-class ships include an enlarged hangar deck, enhanced aviation maintenance facilities, increased aviation fuel capacity, additional aviation storerooms, removal of the well deck and an electronically reconfigurable command, control, computers, communications, intelligence, surveillance and reconnaissance (C4ISR) suite.

LHD-1 Wasp-class amphibious assault ships	Build the world’s largest class of amphibious assault ships, the LHD-1 Wasp-class ships, which perform essentially the same mission as the LHA/LHA(R) ships. These ships project power and maintain presence by serving as the cornerstone of the Amphibious Readiness Group (ARG)/Expeditionary Strike Group (ESG). A key element of the Seapower 21 pillars of Sea Strike and Sea Basing, these ships transport and land elements of the Marine Expeditionary Brigade (MEB) with a combination of aircraft and landing craft. The plan is for a total of eight ships, of which LHD-8 USS Makin Island, commissioned in October 2009 and equipped with improved capabilities, is the last.

LPD-17 San Antonio-class	Design and build amphibious transport dock ships, which are warships that embark, transport and land elements of a landing force for a variety of expeditionary warfare missions, and also serve as the secondary aviation platform for Amphibious Readiness Groups. The LPD-17 San Antonio-class is the newest addition to the U.S. Navy’s 21st century amphibious assault force, and these ships are a key element of the U.S. Navy’s seabase transformation. Collectively, these ships functionally replace over 41 ships (LPD-4, LSD-36, LKA-113 and LST-1179 classes of amphibious ships), providing the U.S. Navy and U.S. Marine Corps with modern, seabased platforms that are networked, survivable and built to operate with 21st century transformational platforms. The first ship in the class, LPD-17 USS San Antonio, was delivered in July 2005. We have delivered LPD-18 through LPD-21 to the U.S. Navy. We are currently constructing LPD-22 through LPD-25 and the U.S. Navy has awarded us the long lead time material contract for LPD-26 and LPD-27. A long lead time material contract is a contract that provides the contractor with the ability to begin ordering materials for a subsequent construction contract. These types of contracts are often used with major ship acquisitions due to the length of time between

Program Name	Program Description
order and delivery of some of the equipment.

NSC-1 Legend-class National Security Cutter	Design and build the U.S. Coast Guard’s National Security Cutters, the largest and most technically advanced class of cutter in the Coast Guard. The first three NSCs were procured through a limited liability company owned by us and Lockheed Martin. NSC-4 and future NSCs are expected to be ordered directly from us. The NSC is equipped to carry out maritime homeland security, maritime safety, protection of natural resources, maritime mobility and national defense missions. The plan is for a total of eight ships of which the first two ships, NSC-1 USCGC Bertholf and NSC-2 USCGC Waesche, have been delivered and NSC-3 Stratton is under construction. The construction contract for NSC-4 Hamilton was awarded in November 2010, and long-lead procurement is underway for NSC-5 (unnamed).

Refueling and Complex Overhaul (RCOH)	Perform refueling and complex overhaul (RCOH) of nuclear-powered aircraft carriers, which is required at the mid-point of their 50-year life cycle. CVN-71 USS Theodore Roosevelt is currently undergoing RCOH, marking the fifth CVN RCOH in history. We have already successfully completed the RCOH process for CVN-65 USS Enterprise, CVN-68 USS Nimitz, CVN-69 USS Dwight D. Eisenhower and CVN-70 USS Carl Vinson, and have been awarded a planning contract for the RCOH of CVN-72 USS Abraham Lincoln.

SSBN(X) Ohio-class Submarine Replacement Program	Act, through an agreement with Electric Boat, as design subcontractor for the Ohio-class replacement boats. The U.S. Navy has committed to designing a replacement class for the aging Ohio-class nuclear ballistic submarines, which were first introduced into service in 1981. The SSBN(X) Ohio-class Submarine Replacement Program represents a new program opportunity for us. Electric Boat is expected to lead the program. Although the contract is not yet negotiated, we expect to share in the design effort and our experience and well-qualified workforce position us for a potential role in the construction effort. The Ohio-class includes 14 ballistic missile submarines (SSBN) and four cruise missile submarines (SSGN). The Ohio-class Submarine Replacement Program currently calls for 12 new ballistic missile submarines over a 15-year period for approximately $4 to $7 billion each. The first Ohio-class ballistic submarine is expected to be retired in 2029, meaning that the first replacement platform should be in commission by that time. The U.S. Navy has initiated the design process for this class of submarine, and we have begun design work as a subcontractor to Electric Boat. We cannot guarantee that we will continue to work on the SSBN(X) design with Electric Boat, and we can give no assurance regarding the final design concept chosen by the U.S. Navy or the amount of funding made available by Congress for the SSBN(X) Ohio-class Submarine Replacement Program. Construction is expected to begin in 2019 with the procurement of long-lead time materials in 2015.

SSN-774 Virginia-class fast attack submarines	Construct the newest attack submarine as the principal subcontractor to Electric Boat. The SSN-774 Virginia-class is a post-Cold War design tailored to excel in a wide range of warfighting missions, including anti-submarine and surface ship warfare; special operation forces; strike; intelligence, surveillance, and reconnaissance; carrier and expeditionary strike group support; and mine warfare. The SSN-774 Virginia-class has several innovations which significantly enhance its warfighting capabilities with an emphasis on littoral operations. Through the extensive use of modular construction, open architecture, and commercial off-the-shelf components, the SSN-774 Virginia-class is designed to remain state-of-the-art for the entire operational life of its submarines through the rapid introduction of new systems and payloads. Through a teaming agreement with Electric Boat that

Program Name	Program Description
provides for approximate equality of work allocated between the parties, we provide SSN-774 Virginia-class nuclear fast attack submarines. Under the teaming agreement, Electric Boat is the prime contractor to whom construction contracts have been awarded in blocks, and we are principal subcontractor. Block I was awarded in 1998 and consisted of four submarines, Block II was awarded in 2003 and consisted of six submarines, and Block III was awarded in 2008 and consisted of eight submarines. We and Electric Boat have delivered the first seven submarines of the class (all four submarines from Block I and three submarines from Block II), have another five submarines under construction (the remaining three submarines of Block II and the first two submarines of Block III) and have been contracted to deliver an additional six submarines (the remaining six submarines of Block III). Based on expected build rates, the last Block III SSN-774 Virginia-class submarine is scheduled for delivery in 2018. We are also investing in our facilities to support the increase in production rate from one to two SSN-774 Virginia-class submarines per year beginning in 2011.

RISK FACTORS
     You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this information statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.
     Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.
Risks Relating to Our Business
     We face the following risks in connection with the general conditions and trends of the industry in which we operate:
We depend heavily on a single customer, the U.S. Government, for substantially all of our business, and changes affecting this customer’s ability to do business with us could have a material adverse effect on our financial position, results of operations or cash flows.
     Our business is primarily dependent upon the design, construction, repair, maintenance, fleet support and life cycle services of nuclear-powered ships, such as aircraft carriers and submarines, and non-nuclear ships, such as surface combatants and expeditionary warfare/amphibious assault ships for the U.S. Navy and coastal defense surface ships for the U.S. Coast Guard, as well as the overhaul and refueling of nuclear-powered ships for the U.S. Navy. Substantially all of our revenue during 2010 was derived from products and services ultimately sold to the U.S. Government. In addition, substantially all of our backlog was U.S. Government-related as of December 31, 2010. We are a supplier, either directly or as a subcontractor or team member, to the U.S. Government and its agencies. These contracts are subject to our customers’ political and budgetary constraints and processes, changes in customers’ short-range and long-range strategic plans, the timing of contract awards, significant changes in contract scheduling, intense contract and funding competition, difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work, and delays in the timing of contract approval, as well as other risks such as contractor suspension or debarment in the event of certain violations of legal or regulatory requirements.
Contracts with the U.S. Government are subject to uncertain levels of funding, modification due to changes in customer priorities and potential termination.
     We are directly dependent upon allocation of defense monies to the U.S. Navy and the U.S. Coast Guard. The funding of U.S. Government programs is subject to congressional budget authorization and appropriation processes. For certain programs, Congress appropriates funds on a fiscal year basis even though a program may be performed over several fiscal years. Consequently, programs may be partially funded initially and additional funds are committed only as Congress makes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the 2011 and subsequent budgets ultimately approved by Congress or will be included in the scope of separate supplemental appropriations. For example, the proposed 2011 defense budget includes funding to increase construction from one to two Virginia-class submarines. Currently the U.S. Government is operating under a continuing resolution that maintains defense funding at 2010 appropriation levels. If the proposed 2011 defense budget is not approved and funding continues at last year’s level, funding of the second Virginia-class submarine construction contract in 2011 could be delayed or eliminated. The impact, severity and duration of the current U.S. economic situation, the sweeping economic plans adopted by the U.S. Government, and pressures on the federal budget could also adversely affect the total funding and/or funding for individual programs. In the event that appropriations for any of our programs becomes unavailable, or is reduced or delayed, our contract or subcontract under such program may be terminated or adjusted by the U.S. Government, which could have a material adverse effect on our future sales under such program, and on our financial position, results of operations or cash flows.
     We also cannot predict the impact of potential changes in priorities due to military transformation and planning and/or the nature of war-related activity on existing, follow-on or replacement programs. A shift of government priorities to programs in which we do not participate and/or reductions in funding for or the termination of programs in which we do participate, could have a material adverse effect on our financial position, results of operations or cash flows.
     In addition, the U.S. Government generally has the ability to terminate contracts, in whole or in part, with little to no prior notice, for convenience or for default based on performance. In the event of termination for the U.S. Government’s convenience, contractors are normally protected by provisions covering reimbursement for costs incurred on the contracts and profit related to those costs but not the anticipated profit that would have been earned had the contract been completed. However, such a termination could result in the cancelation of future work on that program. Termination resulting from our default can expose us to liability and have a material adverse effect on our financial condition and our ability to compete for contracts.
Contract cost growth on fixed price and other contracts that cannot be justified as an increase in contract value due from customers exposes us to reduced profitability and the potential loss of future business.
     Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. This cost growth can occur if estimates to complete increase due to technical challenges, manufacturing difficulties or delays, or workforce-related issues, or if initial estimates used for calculating the contract cost were inaccurate. The cost estimation process requires significant judgment and expertise. Reasons for cost growth may include unavailability or reduced productivity of labor, the nature and complexity of the work to be performed, the timelines and availability of materials, major subcontractor performance and quality of their products, the effect of any delays in performance, availability and timing of funding from the customer, natural disasters and the inability to recover any claims included in the estimates to complete. For example, lack of progress in LHD-8 on-board testing preparatory to sea trials prompted us to undertake a comprehensive review of the program, including a detailed physical audit of the ship, resulting in a pre-tax charge of $272 million in the first quarter of 2008 for anticipated cost growth related to the identified need for substantial re-work on the ship. In addition to the LHD-8 charge, an additional $54 million of charges was recognized in the first quarter of 2008, primarily for schedule impacts on other ships and impairment of purchased intangibles at the Gulf Coast shipyards. Subsequent to recognizing the LHD-8 charge, we completed our performance under the contract at costs that were lower than the amounts previously anticipated primarily due to efficiencies from improved operating practices, risk retirement and increased escalation recovery. As a result, $63 million of the loss provision was reversed in 2008, and an additional $54 million was reversed in 2009 upon delivery of the ship. In addition, shortly after Hurricane Katrina, we entered into a fixed price incentive contract for LPD-22 through LPD-25, which, in hindsight, reflected aggressive cost targets resulting in estimated costs today that are greater than were included in our bid. Therefore, construction under the LPD-22 through LPD-25 contract has been adversely impacted by operating performance factors, resulting in unfavorable cost growth that led to pre-tax charges totaling $171 million in 2009. A significant change in cost estimates on one or more programs could have a material adverse effect on our financial position, results of operations or cash flows.
     Our principal U.S. Government business is currently being performed under firm fixed price (“FFP”), fixed price incentive (“FPI”), cost plus incentive fee (“CPIF”), cost plus fixed fee (“CPFF”) and cost plus award fee (“CPAF”) contracts. The risk to us of not being reimbursed for some of our costs varies with the type of contract. Under FFP contracts, we retain all costs savings on completed contracts but are liable for the full amount of all expenditures in excess of the contract price. FPI contracts, on the other hand, are flexibly priced arrangements under which overruns and underruns to an agreed-upon target cost are shared between the U.S. Government and us. Our profit is increased or decreased according to a formula set forth in the contract, which generally compares the amount of costs incurred to the contract target cost. The U.S. Government is liable for its share of all allowable costs up to a ceiling price. However, we are responsible for all costs incurred in excess of such ceiling price, which is typically 125—135% of target cost. In addition, our FPI contracts, if long-term, generally provide for the U.S. Government to pay escalation based on published indices relating to the shipbuilding industry. Under CPIF, CPFF and CPAF contracts, we are generally only required to perform the contract to the extent the U.S. Government makes funds available, and we recover all allowable costs incurred in the performance of the contract. Under CPIF contracts, our profit is determined by a contractually specified formula that essentially compares allowable incurred costs to the contract target cost. In some instances, the contract fee may be affected by a maximum or minimum fee percentage set for the contract. Under CPFF contracts, the fee is the same without regard to the amount of cost incurred. Under CPAF contracts, the fee is determined in accordance with the award fee provisions in the contract. In 2010, approximately 42% of Newport News’ revenues were CPIF, which primarily included aircraft carrier construction and RCOH. Twenty-six percent of Newport News’ 2010 revenues were FPI contracts, mainly consisting of submarine construction, 29% of revenues were CPFF contracts, 2% were CPAF and 1% were FFP. Approximately 74% of Gulf Coast’s revenues were FPI, 13% were CPAF, 6% were CPFF, 5% were CPIF and 2% were FFP.
Our earnings and margins depend, in part, on our ability to perform under contracts and on subcontractor performance as well as raw material and component availability and pricing.
     When agreeing to contractual terms, we make assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, the complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance and the timing of product deliveries. We cannot guarantee that there will not be significant variances from our assumptions, delays in our performance and the timing of our product deliveries. If there is a significant change in one or more of these circumstances or estimates, or if we face unanticipated contract costs, the profitability of one or more of these contracts may be adversely affected.

     We also rely on other companies to provide raw materials and major components for our products and rely on subcontractors to produce hardware elements and sub-assemblies and perform some of the services that we provide to our customers. Disruptions or performance problems caused by our subcontractors and vendors could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations as a prime contractor could be adversely affected if one or more of the vendors or subcontractors are unable to provide the agreed-upon products or materials or perform the agreed-upon services in a timely and cost-effective manner.
     All major materials, parts and components for our products are currently available in adequate supply from domestic and/or foreign sources. Through the cost escalation provisions contained in some of our U.S. Government contracts, we may be protected from increases in material costs to the extent that the increases in our costs are in line with industry indices. However, the difference in basis between our actual material costs and these indices may expose us to cost uncertainty even with these provisions. The most significant raw material we require is steel. A significant delay in supply deliveries of our key raw materials required in our production processes could have a material adverse effect on our financial position, results of operations or cash flows.
     In connection with our government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. Due largely to the consolidation of the defense industry, there are currently several components for which there is only one supplier. The inability of a sole source supplier to meet our needs could have a material adverse effect on our financial position, results of operations or cash flows.
Our results of operations depend on the award of new contracts.
     The prospects of U.S. shipyards, including ours, can be materially affected by their success in securing significant U.S. Navy contract awards. In February 2010, the Department of Defense (the “DoD”) issued its Report of the Quadrennial Defense Review (the “QDR”), a legislatively mandated review of military strategy and priorities that shapes defense funding over the ensuing four years. The QDR emphasized the related challenge of rebuilding readiness at a time when the DoD is also pursuing growth, modernization and transformation of its forces and capabilities, reiterated the need for preparedness across the range of military operations, and prioritized continued investment in warfighting capabilities. The U.S. Navy relies on the force requirements set forth in the QDR to design its 30-Year Plan. The QDR report describes some of the tradeoffs that the DoD’s leaders have identified to enable the rebalancing of U.S. military capabilities. The President’s 2011 budget request proposes reductions to certain lower-priority programs, including some in which we participate or for which we expect to compete, so that more pressing needs can be addressed, both within that budget and those of subsequent years. The U.S. Navy has decided to delay procurement of CVN-79 (unnamed) from fiscal year 2012 to 2013, cancel the new-design CG(X) procurement program and truncate the DDG-1000 Zumwalt-class destroyers program to three ships. We believe that our shipbuilding programs are a high priority for national defense, but under budgetary pressures, one or more of our programs may be reduced, extended or terminated by our U.S. Government customers. Specific actions already taken that could negatively affect us include the deferral of production of new maritime prepositioning ships, the reduction in the number of planned large surface combatants and the increase of the procurement interval for aircraft carriers to five years.
     In February 2010, the U.S. Navy released its 30-Year Plan, in which the U.S. Navy used the goals and strategies set forth in the QDR to identify the naval capabilities projected to meet the defense challenges faced by the nation in the next three decades. The 30-Year Plan uses, as a baseline, a 313-ship force that was first proposed by the U.S. Navy to Congress in 2006 to design a battle inventory to provide global reach; persistent presence; and strategic, operational and tactical effects expected of naval forces within reasonable levels of funding. Any significant reduction from the 30-Year Plan could have a material adverse effect on our financial position, results of operations or cash flows.
     Although we believe that, as the only company currently capable of building the U.S. Navy’s nuclear-powered aircraft carriers, we are in a strong competitive position to be awarded any contracts for building new nuclear-powered aircraft carriers, we cannot give any assurances that we will receive any award, that aircraft carrier construction projects will not be delayed or that aircraft carrier construction projects will be funded by Congress. Furthermore, in response to the need for cheaper alternatives and the proliferation of “smart weapons,” it is possible that future strategy reassessments by the DoD may result in a decreased need for aircraft carriers. We are currently performing design engineering and advanced construction and procuring long lead time materials for the next generation of aircraft carriers. For the year ended December 31, 2010, aircraft carrier construction and design engineering accounted for approximately 21% of our consolidated revenue. Aircraft carrier programs and other government projects can be delayed, and such delays typically cause loss of income during the period of delay and retraining costs when work resumes. Any significant reduction in the level of government appropriations for aircraft carrier or other shipbuilding programs, or a significant delay of such appropriations, would have a material adverse effect on our financial position, results of operations or cash flows.
     Through a teaming agreement with Electric Boat that provides for approximate equality of work allocated between the parties, we provide SSN-774 Virginia-class nuclear fast attack submarines. Under the teaming agreement, Electric Boat is the prime contractor to whom construction contracts have been awarded in blocks, and we are principal subcontractor. Block I was awarded in 1998 and consisted of four submarines, Block II was awarded in 2003 and consisted of six submarines, and Block III was awarded in 2008 and consisted of eight submarines. We and Electric Boat have delivered the first seven submarines of the class (all four submarines from Block I and three submarines from Block II), have another five submarines under construction (the remaining three submarines of Block II and the first two submarines of Block III) and have been contracted to deliver an additional six submarines (the remaining six submarines of Block III). Based on expected build rates, the last Block III SSN-774 Virginia-class submarine is scheduled for delivery in 2018. We are also investing in our facilities to support the increase in production rate from one to two SSN-774 Virginia-class submarines per year beginning in 2011. The team has a current backlog of 11 SSN-774 Virginia-class submarines, but there can be no assurance that the SSN-774 Virginia-class submarine program will continue to be funded or proceed on schedule. Additionally, the U.S. Navy has initiated the design process for the aging Ohio-class nuclear ballistic submarines, which were first introduced into service in 1981. The SSBN(X) Ohio-class Submarine Replacement Program represents a new program opportunity for us. Electric Boat is expected to lead the program. Although the contract is not yet negotiated, we expect to share in the design effort and our experience and well-qualified workforce position us for a potential role in the construction effort. The Ohio-class includes 14 ballistic missile submarines (SSBN) and four cruise missile submarines (SSGN). The Ohio-class Submarine Replacement Program currently calls for 12 new ballistic missile submarines over a 15-year period for approximately $4 to $7 billion each. The first Ohio-class ballistic submarine is expected to be retired in 2029, meaning that the first replacement platform should be in commission by that time. We have begun design work as a subcontractor to Electric Boat. We cannot guarantee that we will continue to work on the SSBN(X) design with Electric Boat, and we can give no assurance regarding the final design concept chosen by the U.S. Navy or the amount of funding made available by Congress for the SSBN(X) Ohio-class Submarine Replacement Program. Construction is expected to begin in 2019 with the procurement of long-lead time materials in 2015.
     With respect to the federal nuclear market, we are a minority member of a joint venture that manages and operates the Savannah River Site for the DoE in South Carolina. We are also a minority member of a joint venture that was recently awarded the contract to manage and operate DoE’s Advanced Mixed Waste Project in Idaho, which was subsequently protested and is under re-evaluation by the DoE. We are also preparing to bid (also with others in an alliance) on several other DoE site management contracts. Competition for these types of contracts and projects is intense and there can be no assurance that we will continue to receive contracts or be successful with our initiatives in these areas.
     Additionally, the U.S. Navy has stated that it currently expects that LPD-17 San Antonio-class amphibious assault transport dock ships will be a mainstay of the U.S. Navy over the next decade, replacing a number of vessels nearing the end of their useful lives. Our U.S. Gulf Coast shipyards are the sole builders of amphibious assault ships (LHA, LHD and LPD). Despite Congress’s recent authorization for the funding of the 10th ship in the class, we cannot guarantee that the DoD and Congress will fund the 10 or 11 planned LPD-17 San Antonio-class vessels. In the second quarter of 2009, we became aware of quality issues relating to certain pipe welds on our LPD-17 class of ships under production in the Gulf Coast as well as those that had previously been delivered. In light of these recent quality issues, we may incur additional costs to maintain our position as the exclusive provider for these ships. See “—Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require manufacturing expertise or are dependent upon factors not wholly within our control and failure to meet these obligations could adversely affect our profitability and future prospects.” Any failure to fund such vessels, or, even if funded, to award the construction of such vessels to us, could have a material adverse effect on our financial position, results of operations or cash flows.
The Department of Defense has announced plans for significant changes to its business practices that could have a material effect on its overall procurement process and adversely impact our current programs and potential new awards.
     Last year, the DoD announced certain initiatives designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD, including those used to procure goods and services from defense contractors. These initiatives are organized in five major areas: Affordability and Cost Growth; Productivity and Innovation; Competition; Services Acquisition; and Processes and Bureaucracy. Our understanding is that these initiatives are intended to drive down costs and enhance efficiencies and productivity. As described by a senior DoD official, they are intended to enable the DoD to do more without more.
     These initiatives are expected to impact the contracting environment in which we do business with our DoD customers as we and others in the industry adjust our practices to address the new initiatives and the reduced level of spending by the DoD. We are taking steps internally to assess how we can respond to and support these changes, including how we can further reduce costs and increase productivity, modify how we respond to proposals and revise our areas of focus. Depending on how these initiatives are implemented, they could have an impact on current programs as well as new business opportunities. Changes to the DoD acquisition system and contracting models could affect whether and, if so, how we pursue certain opportunities and the terms under which we are able to do so. These initiatives are still fairly new; we expect to understand better the specific impacts to our business as the DoD implements them further.

Our future success depends, in part, on our ability to deliver our products and services at an affordable life cycle cost, requiring us to have and maintain technologies, facilities, equipment and a qualified workforce to meet the needs of current and future customers.
     Shipbuilding is a long cycle business and our success depends on quality, cost and schedule performance on our contracts. We must have and sustain the people, technologies, facilities, equipment and financial capacity needed to deliver our products and services at an affordable life cycle cost. If we fail to maintain our competitive position, we could lose a significant amount of future business to our competitors, which would have a material adverse effect on our financial position, results of operations or cash flows, or our ability to maintain market share.
     Operating results are heavily dependent upon our ability to attract and retain a sufficient number of engineers and skilled workers, at competitive costs, with requisite skills and/or security clearances. Additionally, it is important that we have stable future revenues and costs in order to maintain a qualified workforce. The necessary nuclear expertise required and the challenges of hiring and training a qualified workforce can be a limitation on our business. If qualified personnel become scarce, we could experience higher labor, recruiting or training costs in order to attract and retain such employees or could experience difficulty in performing under our contracts or pursuing new business if the needs for such employees are unmet.
Competition within our markets and an increase in bid protests may reduce our revenues and market share.
     We believe the programs and number of ship constructions, refuelings and overhauls and inactivations currently planned by the U.S. Navy over the next several years will remain relatively steady; however, projected U.S. defense spending levels for periods beyond the near term are uncertain and difficult to predict. While the U.S. Navy’s current 30-Year Plan is based on an optimized 313-ship fleet, the plan itself anticipates procurement for only 276 ships during the 30-year period. Changes in U.S. defense spending may limit certain future market opportunities. If we are unable to continue to compete successfully against our current or future competitors, we may experience declines in revenues and market share which could negatively impact our results of operations and financial condition.
     For example, in the event the U.S. Navy determines it is in its best interest to compete the DDG-51 class of ships and we are unable to win at least one out of three awarded ships, we would experience not only a loss of revenues but such an event could have a material impact on ships in production as well as on our ability to compete and construct affordable ships in the future. Such an event could also have a material adverse effect on our financial position, results of operations or cash flows.
     The reduced level of shipbuilding activity by the U.S. Navy, as demonstrated by the reduction in fleet size from 566 ships in 1989 to 286 ships as of January 25, 2011, has resulted in workforce reductions in the industry, but little infrastructure consolidation. The general result has been fewer contracts awarded to the same fixed number of shipyards. There are principally six major private U.S. shipyards, three of which are our shipyards, plus numerous other smaller private shipyards that compete for contracts to construct, overhaul, repair or convert naval vessels. Northrop Grumman recently announced its intention to initiate a wind down and eventual discontinuance of our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities by 2013 and consolidate all Gulf Coast construction into our Mississippi facilities. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time. After this wind down, we will have two primary shipyards. Competition for future programs is expected to be intense. Additionally, our products, such as aircraft carriers, submarines and other ships, compete with each other, as well as with other defense products and services, for defense monies. We cannot guarantee that there will not be some rationalization of shipyard capacity in the United States and that we will not be subject to shipyard consolidation or closures as a result of the reduced level of U.S. Navy spending on the construction of its naval fleet. Any further reduction could have a significant effect on our business, financial condition or results of operations.
     Although we are the only company currently capable of refueling nuclear-powered carriers, we also believe that two existing government-owned shipyards, one in the U.S. Pacific Northwest and the other in the U.S. Mid-Atlantic, could refuel nuclear-powered carriers if substantial investments in facilities, personnel and training were made. U.S. Government-owned shipyards are presently involved in refueling, overhaul and inactivation of SSN-688 Los Angeles-class submarines and are capable of repairing and overhauling non-nuclear ships.
     We also compete in the engineering, planning and design market with other companies that provide engineering support services. There can be no assurance that we will be the successful bidder on future U.S. Navy engineering work, including aircraft carrier research and development, submarine design and future surface combatant and amphibious assault programs.
     The competitive environment is also affected by bid protests from unsuccessful bidders on new program awards. Bid protests could result in the award decision being overturned, requiring a re-bid of the contract. Even where a bid protest does not result in a re-bid, the resolution typically extends the time until the contract activity can begin, which may reduce our earnings in the period in which the contract would otherwise have commenced.
As a U.S. Government contractor, we are subject to a number of regulations and could be adversely affected by changes in regulations or any negative findings from a U.S. Government audit or investigation.
     U.S. Government contractors must comply with many significant regulations, including procurement, nuclear and other requirements. These regulations and requirements, although customary in government contracts, increase our performance and compliance costs. Our nuclear operations are subject to an enhanced regulatory environment, which mandates increased performance and compliance efforts and costs. If any such regulations or requirements change, our costs of complying with them could increase and reduce our margins.
     We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its various agencies such as the U.S. Navy’s Supervisor of Shipbuilding, the Defense Contract Audit Agency (“DCAA”) and the Defense Contract Management Agency. These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations, and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if previously reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.
     As with other government contractors, the U.S. Government has, from time to time, recommended that certain of our contract prices be reduced, or that costs allocated to our contracts be disallowed. Some of these recommendations involve substantial amounts. In the past, as a result of such audits and other investigations and inquiries, we have on occasion made minor adjustments to our contract prices and the costs allocated to our government contracts. We cannot guarantee that such audits, investigations and inquiries will not result in reductions of our contract prices in the future.
     We are also, from time to time, subject to U.S. Government investigations relating to our operations, and we are subject to or are expected to perform in compliance with a vast array of federal laws, including but not limited to the Truth in Negotiations Act, the False Claims Act, Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. If we are convicted or otherwise found to have violated the law, or are found not to have acted responsibly as defined by the law, we may be subject to reductions of the value of contracts, contract modifications or termination and the assessment of penalties and fines, compensatory or treble damages, which could have a material adverse effect on our financial position, results of operations or cash flows. Such findings or convictions could also result in suspension or debarment from government contracting. Given our dependence on government contracting, suspension or debarment could have a material adverse effect on our financial position, results of operations or cash flows.
Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require manufacturing expertise or are dependent upon factors not wholly within our control and failure to meet these obligations could adversely affect our profitability and future prospects.
     We design, develop and manufacture products and services applied by our customers in a variety of environments. Problems and delays in development or delivery of subcontractor components or services as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.
     First-in-class ships, also known as lead ships, usually have new technology that is either supplied by the U.S. Navy, us or other contractors. Problems in developing these new technologies or design changes later in the construction process could lead to delays in maintaining the design schedule needed for construction. The risk associated with new technology or mid-construction design changes could both increase the cost of a ship and delay delivery. For example, the new CVN-78 Gerald R. Ford-class has many new technologies with several of them still in development. Those technologies include but are not limited to EMALS (the electromagnetic aircraft launch system), AAG (the advanced arresting gear) and DBR (the dual band radar). All three of these are being developed concurrently with the ship under construction. Late delivery of information could drive inefficiencies in the construction process, increase cost and put the delivery schedule at risk, and could adversely affect our profitability and future prospects.

     In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality or workmanship and unplanned degradation of product performance. These failures could result, either directly or indirectly, in loss of life or property. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work and, in the case of certain contracts, repayment to the government customer of contract cost and fee payments we previously received.
     In 2009, we received notice of an investigation regarding work performed by our Gulf Coast shipyards on the LPD-17 San Antonio-class ships. While the investigation did not result in any fraud or willful misconduct being alleged, in response to the concerns regarding the quality of our products, in 2009, our Gulf Coast shipyards began implementation of a new management approach focused on better organizing and managing the construction of the ships we build. There can be no assurance that this approach will deliver high quality products in a safe, timely and cost-effective manner as intended, and there may be difficulties related to its implementation. We have also encountered various quality issues on our aircraft carrier construction and overhaul programs and our SSN-774 Virginia-class submarine construction program at our Newport News location. These include matters related to filler metal used in pipe welds identified in 2007, and in 2009, issues associated with non-nuclear weld inspection and the installation of weapons handling equipment on certain submarines. We may discover additional quality issues related to our products requiring analysis and corrective action in the future.
     In addition, we have experienced several quality issues in the Gulf Coast related to our LPD-17 class of ships. In the second quarter of 2009, as a result of a review of the design, engineering and production processes undertaken as a result of leaks discovered in the LPD-17 USS San Antonio’s lube oil system, we became aware of quality issues relating to certain pipe welds on ships under production in the Gulf Coast as well as those that had previously been delivered. Since that discovery, we have been working with the customer to determine the nature and extent of the pipe weld issue and its possible impact on related shipboard systems. This effort has resulted in the preparation of a technical analysis of the problem, additional inspections on the ships, a rework plan for ships previously delivered and in various stages of production, and modifications to the work plans for ships in production. Although not fully resolved with the U.S. Navy, we believe that the incremental costs associated with the anticipated resolution of these matters have been appropriately reflected in our financial statements. In the fourth quarter of 2009, certain bearing wear and debris were found in the lubrication system of the main propulsion diesel engines (“MPDE”) installed on LPD-21. We are participating with the U.S. Navy and other industry participants involved with the MPDEs in a review panel to examine the MPDE lubrication system’s design, construction, operation and maintenance for the LPD-17 class of ships. To date, the review has identified several potential system improvements for increasing the system reliability and certain changes are being implemented on ships under construction at this time. We continue to work in partnership to investigate and identify any additional corrective actions to address quality issues and will implement appropriate corrective actions consistent with our contractual and legal obligations. The U.S. Navy has requested that a special MPDE flush procedure be used on LPDs 22 through 25 under construction at our Gulf Coast facilities. We have informed the U.S. Navy of our position that should they direct us to use this new flush procedure, we believe such direction would be a change to the contracts for all LPDs under construction, and that such a change would entitle us to an equitable adjustment to cover the cost and schedule impacts. However, we can give no assurance that the U.S. Navy will agree that any such direction would constitute a contract change.
     We cannot make assurances that potential undiscovered issues would not have a material adverse effect on our financial position, results of operations or cash flows in the future. See “—Our results of operations depend on the award of new contracts.”
We may not realize the anticipated benefits related to the wind down of our construction activities at Avondale, our Louisiana shipyard, and two Louisiana components facilities and the consolidation of all Gulf Coast construction into our Mississippi facilities.
     In July 2010, Northrop Grumman announced its intention to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities by 2013, after completing LPD-17 San Antonio-class ships currently under construction, and consolidate all Gulf Coast construction into our Mississippi facilities. Future LPD-class ships will be built in a single production line at our Pascagoula, Mississippi facility. The consolidation is intended to reduce costs, increase efficiency and address shipbuilding overcapacity. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time. We cannot provide any assurances that consolidation of shipbuilding activities in our Pascagoula and Gulfport facilities will result in our realization of benefits from serial production at those facilities. In connection with the increased utilization of our employees and facilities in our Pascagoula shipyard, we may encounter difficulties in adhering to back-to-back production schedules. An inability to adhere to production schedules could have an adverse effect on our ability to timely perform under our contracts and to obtain new contracts in the future. Furthermore, because our workforce will be located primarily in two locations, we may not be able to attract and retain a sufficient number of skilled and trained employees to perform the increased workload in Pascagoula and Gulfport. Any failure to attract and retain the necessary workforce, or to effectively manage and control third-party contractors, could adversely affect our ability to perform under our contracts and could have a material adverse effect on our financial position, results of operations or cash flows. Additionally, due to the consolidation, we expect higher costs to complete ships currently under construction in Avondale due to anticipated reductions in productivity, and have increased the estimates to complete for LPDs 23 and 25 by approximately $210 million, which caused us to recognize a $113 million pre-tax charge to second quarter 2010 operating income.
     In addition, we anticipate that we will incur substantial restructuring-related costs and asset write-downs currently estimated at $310 million related to the wind down of our operations at Avondale. We have assumed that substantially all of the restructuring expenses associated with the wind down of those operations will be recoverable and amortized as future allowable costs over five years based upon applicable government regulations governing internal restructuring activities and/or based upon other Federal Acquisition Regulation (“FAR”) allowable contract cost provisions. In a preliminary assessment of our proposed treatment of the wind down costs, the U.S. Navy noted that it has initial concerns regarding the allowability of selected elements of our restructuring proposal. The DCAA, a DoD agency, prepared an initial audit report on our cost proposal for the restructuring and shutdown related costs, in which it stated that, in general, the proposal was not adequately supported in order for it to reach a conclusion. The DCAA also questioned about $25 million (approximately 8%) of the costs submitted. The DCAA stated that it could not reach a final conclusion on the cost submission due to the potential spin-off transaction. Accordingly, the DCAA did not accept the cost proposal as submitted, and we intend to resubmit our proposal to address the concerns express by DCAA. Should these costs be further challenged by the U.S. Navy, it could create uncertainty as to the timing, allocation and eventual allowability of the restructuring costs related to the wind down of the Avondale facility. We do not have an agreement with our customer in place regarding the government contract accounting and pricing treatment of these costs. The actual restructuring expenses related to the wind down may be greater than our current estimate and any inability to recover such costs could result in a material adverse effect on our financial position, results of operations or cash flows.
We use estimates when accounting for contracts. Changes in estimates could affect our profitability and our overall financial position.
     Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For new programs, we estimate, negotiate and contract for construction on ships that are not completely designed. Therefore, assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues for these ships is subject to the variability of the final ship design and evolving scope of work. For all ships, assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Similarly, assumptions have to be made regarding the future impact of our efficiency initiatives and cost reduction efforts. Incentives, awards or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated performance.
     Because of the significance of the judgment and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have a material adverse effect upon future period financial reporting and performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”
Our business is subject to disruption caused by natural disasters, environmental disasters and other factors that could have a material adverse effect on our financial position, results of operations or cash flows.
     We have significant operations located in regions of the United States that have been and may be exposed to damaging storms, such as hurricanes, and environmental disasters, such as oil spills. Although preventative measures may help to mitigate damage, the damage and disruption resulting from natural and environmental disasters may be significant. Should insurance or other risk transfer mechanisms be unavailable or insufficient to recover all costs, we could experience a material adverse effect on our financial position, results of operations or cash flows. See “—Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial position.”
     Our suppliers and subcontractors are also subject to natural and environmental disasters that could affect their ability to deliver or perform under a contract. Performance failures by our subcontractors due to natural or environmental disasters may adversely affect our ability to perform our obligations on the prime contract, which could reduce our profitability due to damages or other costs that may not be fully recoverable from the subcontractor or from the customer or our insurers and could result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.
     Natural disasters can also disrupt our workforce, electrical and other power distribution networks, including computer and internet operation and accessibility, and the critical industrial infrastructure needed for normal business operations. These disruptions could cause adverse effects on our profitability and performance. Environmental disasters, particularly oil spills in waterways and bodies of water used for the transport and testing of our ships, can disrupt the timing of our performance under our contracts with the U.S. Navy and the U.S. Coast Guard.
Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial position.
     We endeavor to identify and obtain, in established markets, insurance agreements to cover significant risks and liabilities (including, among others, natural disasters, product liability and business interruption). Not every risk or liability can be protected by insurance, and, for insurable risks, the limits of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred, including, for example, a catastrophic hurricane claim. In some, but not all, circumstances, we may receive indemnification from the U.S. Government. Because of the limitations in overall available coverage referred to above, we may have to bear substantial costs for uninsured losses that could have a material adverse effect on our financial position, results of operations or cash flows. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, if litigation with the carrier becomes necessary, an outcome unfavorable to us may have a material adverse effect on our financial position, results of operations or cash flows.
     We are pursuing legal action against an insurance provider, Factory Mutual Insurance Company (“FM Global”), arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina (see “Notes to Consolidated Financial Statements—Note 15”). Legal action was commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for Katrina-related losses. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Hurricane Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords coverage sought by the company under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon Risk Services, Inc. of Southern California (“Aon”) as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in federal court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent we sustained wind damage apart from the storm surge that inundated our Pascagoula facility. The District Court has scheduled trial on the merits for April 3, 2012. On January 27, 2011, Northrop Grumman filed an action against Aon Insurance Services West, Inc., formerly known as Aon Risk Services, Inc. of Southern California, in Superior Court in California alleging breach of contract, professional negligence, and negligent misrepresentation. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of these matters.
     During 2008, notification from Munich-American Risk Partners (“Munich Re”), the only remaining insurer within the primary layer of insurance coverage with which a resolution has not been reached, was received noting that it will pursue arbitration proceedings against Northrop Grumman related to approximately $19 million owed by Munich Re to Northrop Grumman Risk Management Inc. (“NGRMI”), a wholly owned subsidiary of Northrop Grumman, for certain losses related to Hurricane Katrina. An arbitration was later invoked by Munich Re in the United Kingdom under the reinsurance contract. Northrop Grumman was also notified that Munich Re is seeking reimbursement of approximately $44 million of funds previously advanced to NGRMI for payment of claim losses of which Munich Re provided reinsurance protection to NGRMI pursuant to an executed reinsurance contract, and $6 million of adjustment expenses. The arbitral panel has set a hearing for November 14, 2011. We believe that NGRMI is entitled to full reimbursement of its covered losses under the reinsurance contract and has substantive defenses to the claim of Munich Re for return of the funds paid to date, but can make no assurances as to the outcome of this matter. Payments to be made to NGRMI in connection with this matter would be for the benefit of our accounts, and reimbursements to be made to Munich Re would be made by us, if any.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.
     Approximately 50% of our approximately 39,000 employees are covered by a total of 10 collective bargaining agreements. We expect to re-negotiate renewals of each of our collective bargaining agreements between 2012 and 2014 as they approach expiration. Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. While we believe we maintain good relationships with our represented workers, and it is not expected that the results of these negotiations will have a material adverse effect on our financial position, results of operations or cash flows, it is possible that we may experience difficulties with renewals and renegotiations of existing collective bargaining agreements. If we experience such difficulties, we could incur additional expenses and work stoppages. Any such expenses or delays could adversely affect programs served by employees who are covered by collective bargaining agreements. In the recent past, we have experienced some work stoppages, strikes and other labor disruptions associated with the collective bargaining of new labor agreements.
Pension and medical expenses associated with our retirement benefit plans may fluctuate significantly depending upon changes in actuarial assumptions, future market performance of plan assets, future trends in health care costs and legislative or other regulatory actions.
     A substantial portion of our current and retired employee population is covered by pension plans, the costs of which are dependent upon various assumptions, including estimates of rates of return on benefit-related assets, discount rates for future payment obligations, rates of future cost growth and trends for future costs. Variances from these estimates could have a material adverse effect on our financial position, results of operations or cash flows. See “Notes to Consolidated Financial Statements—Note 16.” In addition, funding requirements for benefit obligations of our pension plans are subject to legislative and other government regulatory actions. For example, due to government regulations, pension plan cost recoveries under our government contracts may occur in different periods from when those pension costs are accrued for financial statement purposes or when pension funding is made. Timing differences between pension costs accrued for financial statement purposes or when pension funding occurs compared to when such costs are recoverable as allowable costs under our government contracts could have a material adverse effect on our cash flow from operations.
     In addition, on May 10, 2010, the U.S. Cost Accounting Standards (“CAS”) Board published a Notice of Proposed Rulemaking (“NPRM”) that, if adopted, would provide a framework to partially harmonize the CAS rules with the Pension Protection Act of 2006 (“PPA”) funding requirements. As with the Advance Notice of Proposed Rulemaking (“ANPRM”) that was issued on September 2, 2008, the NPRM would “harmonize” by partially mitigating the mismatch between CAS costs and PPA-amended ERISA minimum funding requirements. Compared to the ANPRM, the NPRM simplifies the rules and the transition process, and results in an acceleration of allowable CAS pension costs over the next five years as compared with our current CAS pension costs. Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. Although the CAS Board may issue its final rule in 2010, we do not expect the rule to be issued until 2011. The final rule is expected to apply to contracts starting the year following the award of the first CAS covered contract after the effective date of the new rule. This would mean the rule would most likely apply to our contracts in 2011 or 2012. We anticipate that contractors will be entitled to an equitable adjustment for any additional CAS contract costs resulting from the final rule.
Unforeseen environmental costs could have a material adverse effect on our financial position, results of operations or cash flows.
     Our operations are subject to and affected by a variety of federal, state and local environmental protection laws and regulations. In addition, we could be affected by future laws or regulations, including those imposed in response to climate change concerns or other actions commonly referred to as “green initiatives.” To comply with current and future environmental laws and regulations and to meet this goal, we expect to incur capital and operating costs.
     The nature of shipbuilding operations requires the use of hazardous materials. Our shipyards also generate significant quantities of wastewater, which we treat before discharging pursuant to various permits. In order to handle these materials, our shipyards have an extensive network of above-ground and underground storage tanks, some of which have leaked and required remediation in the past. In addition, the extensive handling of these materials sometimes results in spills in the shipyards and occasionally in the adjacent rivers and waterways where we operate. The shipyards also have extensive waste handling programs that we maintain and periodically modify consistent with changes in applicable regulations. See “Business—Environmental, Health and Safety.”
     Various federal, state and local environmental laws and regulations impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for noncompliance and certain environmental laws impose joint and several

“strict liability” for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental clean-up and remediation costs and damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of or conditions caused by Northrop Grumman and others.
     Environmental laws and regulations can also impose substantial fines and criminal sanctions for violations, and may require the installation of costly pollution control equipment or operational changes to limit pollution emissions or discharges and/or decrease the likelihood of accidental hazardous substance releases. We also incur, and expect to continue to incur, costs to comply with current federal and state environmental laws and regulations related to the cleanup of pollutants previously released into the environment. In addition, if we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the U.S. Environmental Protection Agency (the “EPA”) on the “Excluded Parties List” maintained by the General Services Administration. The listing would continue until the EPA concludes that the cause of the violation had been cured. Listed facilities cannot be used in performing any U.S. Government contract while they are listed by the EPA.
     The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, imposition of new cleanup requirements, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our ability to recover such costs under previously priced contracts or financial insolvency of other responsible parties could cause us to incur costs in the future that could have a material adverse effect on our financial position, results of operations or cash flows.
     On June 4, 2010, the EPA proposed new regulations at 40 CFR Part 63 Subpart DDDDD entitled “National Emission Standards for Hazardous Air Pollutants for Major Sources: Industrial, Commercial, and Institutional Boilers and Process Heaters.” NGSB owns and operates five residual oil-fired industrial boilers for supplying process and building steam along with supplying high pressure steam to ships under construction. We believe that these boilers will be significantly adversely affected by these regulations, if adopted as proposed. The capital cost to replace these could be significant. However, on December 2, 2010, the EPA official responsible for these regulations stated publicly that the proposed emissions limits in the regulation were unachievable. On December 7, 2010, the EPA filed papers in court to secure an extension of up to 15 months on the current judicial deadline governing these regulations in order to repropose a revised set of regulations. As of this time, the court has not ruled on the EPA’s extension request.
     Northrop Grumman recently announced its intention to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities by 2013 and consolidate all Gulf Coast construction into our Mississippi facilities. The transition plan, covering a period of more than two years, provides the opportunity to work with federal, state and local officials and others to explore other uses for the Avondale facility, allowing time for an orderly adjustment of the Avondale workforce. It is possible that the winding down of operations at Avondale may result in environmental costs. However, these costs are not known and cannot be reasonably estimated at this time.
Market volatility and adverse capital or credit market conditions may affect our ability to access cost-effective sources of funding and expose us to risks associated with the financial viability of suppliers and the ability of counterparties to perform on financial instruments.
     The financial and credit markets recently experienced high levels of volatility and disruption, reducing the availability of credit for certain issuers. We expect to access these markets to support certain business activities, including acquisitions, capital expansion projects, obtaining credit support for our self-insurance for workers’ compensation, refinancing existing debt and issuing letters of credit. In the future, we may not be able to obtain capital market financing or bank financing on favorable terms, or at all, which could have a material adverse effect on our financial position, results of operations or cash flows.
     A tightening of credit could also adversely affect our suppliers’ ability to obtain financing. Delays in suppliers’ ability to obtain financing, or the unavailability of financing, could cause us to be unable to meet our contract obligations and could adversely affect our results of operations. The inability of our suppliers to obtain financing could also result in the need for us to transition to alternate suppliers, which could result in significant incremental cost and delay.
     We may execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional parties. These transactions expose us to potential credit risk in the event of default of a counterparty. In addition, our credit risk may be increased when collateral held by us cannot be realized upon a sale or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to it.

Our reputation and our ability to do business may be impacted by the improper conduct of employees, agents or business partners.
     We have implemented extensive compliance controls, policies and procedures to prevent and detect reckless or criminal acts committed by employees, agents or business partners that would violate the laws of the jurisdictions in which we operate, including laws governing payments to government officials, security clearance breaches, cost accounting and billing, competition and data privacy. However, we cannot ensure that we will prevent all such reckless or criminal acts committed by our employees, agents or business partners. Any improper actions could subject us to civil or criminal investigations and monetary and non-monetary penalties, and could have a material adverse effect on our reputation, financial position, results of operations or cash flows.
Our business could be negatively impacted by security threats and other disruptions.
     As a defense contractor, we face certain security threats, including threats to our information technology infrastructure and unlawful attempts to gain access to our proprietary or classified information. Our information technology networks and related systems are critical to the smooth operation of our business and essential to our ability to perform day-to-day operations. Loss of security within this critical operational infrastructure could disrupt our operations, require significant management attention and resources and could have a material adverse effect on our financial position, results of operations or cash flows.
Our nuclear operations subject us to various environmental, regulatory, financial and other risks.
     The development and operation of nuclear-powered aircraft carriers, nuclear-powered submarines, nuclear facilities and other nuclear operations subject us to various risks, including:
•	potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling and disposal of radioactive materials;

•	unplanned expenditures relating to maintenance, operation, security and repair, including repairs required by the Nuclear Regulatory Commission;

•	reputational harm;

•	potential liabilities arising out of a nuclear incident whether or not it is within our control; and

•	regulatory non-compliance and loss of authorizations or indemnification necessary for operations.

     The U.S. Government provides indemnity protection against specified risks under our contracts pursuant to Public Law 85-804 and the Price-Anderson Nuclear Industries Indemnity Act for certain of our nuclear operations risks. Our nuclear operations are subject to various safety-related requirements imposed by the U.S. Navy, DoE and Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation. Our activities, especially our nuclear shipbuilding operations, are considered vitally important to the U.S. Navy. As such, in the event of a potential change in control, we believe the U.S. Navy would want to be comfortable with the buyer and ensure that the buyer would continue to conduct our operations in a satisfactory manner. More specifically, in the event of a change in control, we believe the U.S. Navy and other regulatory agencies would want to assure themselves that our nuclear operations would continue to be conducted in a manner consistent with regulatory and contract requirements and that they should continue to provide the authorizations and indemnification necessary to conduct our nuclear operations. Depending on the circumstances, they could withdraw authorizations or decline to extend indemnification to new contracts, which could have a material adverse effect on our financial position, results of operations or cash flows. We have recently begun discussions with the U.S. Navy regarding whether to incorporate into our contracts more explicit terms regarding the requirements for U.S. Navy approval before transferring authorizations in the event of changes in control; we understand these discussions are part of a U.S. Navy initiative across our shipbuilding industry. In addition, revised security and safety requirements promulgated by the U.S. Navy, DoE and Nuclear Regulatory Commission could necessitate substantial capital and other expenditures. Additionally, while we maintain insurance for certain risks related to transportation of low level nuclear materials and waste, such as contaminated clothing, and for regulatory changes in the health, safety and fire protection areas, there can be no assurances that such insurance will be sufficient to cover our costs in the event of an accident or business interruption relating to our nuclear operations, which could have a material adverse effect on our financial position, results of operations or cash flows.

Changes in future business conditions could cause business investments and/or recorded goodwill to become impaired, resulting in substantial losses and write-downs that would reduce our operating income.
     As part of our overall strategy, we may, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. Goodwill accounts for approximately a quarter of our recorded total assets. In the past, we have evaluated goodwill amounts for impairment annually on November 30, or when evidence of potential impairment exists. The impairment test is based on several factors requiring judgment. Principally, a significant decrease in expected cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. Adverse equity market conditions that result in a decline in market multiples and our stock price could result in an impairment of goodwill and/or other intangible assets.
     For example, we recorded a non-cash charge totaling $2,490 million in the fourth quarter of 2008 for the impairment of goodwill. The impairment was primarily driven by adverse equity market conditions that caused a decrease in market multiples and the parent’s stock price as of November 30, 2008. The charge reduced goodwill recorded in connection with Northrop Grumman’s 2001 acquisition of Newport News Shipbuilding, Inc. and Litton Industries, Inc. (“Litton”).
     If we are required in the future to recognize any additional impairments to goodwill, it could have a material adverse effect on our financial position, results of operations or cash flows.
Unanticipated changes in our tax provisions or exposure to additional income tax liabilities could affect our profitability and cash flow.
     We are subject to income taxes in the United States. Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. In addition, timing differences in the recognition of income from contracts for financial statement purposes and for income tax regulations can cause uncertainty with respect to the timing of income tax payments which can have a significant impact on cash flow in a particular period. Furthermore, changes in applicable income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. The final determination of any tax audits or related litigation could be materially different from our historical income tax provisions and accruals. Additionally, changes in our tax rate as a result of changes in our overall profitability, changes in tax legislation, changes in the valuation of deferred tax assets and liabilities, changes in differences between financial reporting income and taxable income, the results of audits and the examination of previously filed tax returns by taxing authorities and continuing assessments of our tax exposures could impact our tax liabilities and affect our income tax expense, profitability and cash flow.
     As of December 31, 2010, the estimated value of our uncertain tax positions was a potential liability of $17 million, which includes accrued interest of $3 million. If our positions are sustained by the taxing authority in our favor, the reversal of the entire balance would reduce our income tax provision. However, we cannot guarantee that such positions will be sustained in our favor.
We conduct a portion of our operations through joint ventures and strategic alliances. We may have limited control over decisions and controls of joint venture projects and have returns that are not proportional to the risks and resources we contribute.
     We conduct a portion of our operations through joint ventures, where control may be shared with unaffiliated third parties. For more information, see “Business—Our Business.”
     In any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues, and we cannot guarantee that we and our joint venture partners will always reach agreement on a timely basis, or at all. We also cannot control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of our joint venture partners, and we typically share liability or have joint and/or several liability along with our joint venture partners under these joint venture arrangements. These factors could potentially have a material adverse effect on our joint ventures.
     Operating through joint ventures in which we are the minority holder results in limited control over many decisions made with respect to projects and internal controls relating to projects. These joint ventures may not be subject to the same requirements regarding internal controls and internal control reporting that we follow. As a result, internal control issues may arise which could have a material adverse effect on the joint venture. When entering into joint ventures, in order to establish or preserve relationships with our joint venture partners, we may agree to risks and contributions of resources that are proportionately greater than the returns we could receive, which could reduce our income and returns on these investments compared to what we would have received if the risks and resources we contributed were always proportionate to our returns.
     Accordingly, our financial results could be adversely affected from unanticipated performance issues, transaction-related charges and partner performance.
We are subject to various claims and litigation that could ultimately be resolved against us, requiring material future cash payments and/or future material charges against our operating income, materially impairing our financial position.
     The size, type and complexity of our business make it highly susceptible to claims and litigation. We are and may become subject to various environmental claims and other litigation which, if not resolved within established reserves, could have a material adverse effect on our financial position, results of operations or cash flows. Any claims and litigation, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future. These claims and litigation relating to our shipbuilding business are intended to be allocated to us under the terms of the Separation and Distribution Agreement. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Separation and Distribution Agreement.”
     In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats (the “vessels”) based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. We submitted a written response that argued that the revocation of acceptance was improper. The U.S. Coast Guard advised Integrated Coast Guard Systems (“ICGS”), which was formed by us and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking $96.1 million from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with us and one of our subcontractors. In 2008, the U.S. Coast Guard advised ICGS that the U.S. Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96.1 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by Michael J. DeKort, a former Lockheed Martin employee, against us, ICGS, Lockheed Martin Corporation relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to us, the District Court dismissed conspiracy claims and those pertaining to the C4ISR systems. On October 27, 2010, the District Court entered summary judgment for us on DeKort’s hull, mechanical and electrical (“HM&E”) claims brought against us. On November 10, 2010, DeKort acknowledged that with the dismissal of the HM&E claims, no issues remained against us for trial and the District Court subsequently vacated the December 1, 2010 trial. On November 12, 2010, DeKort filed a motion for reconsideration regarding the District Court’s denial of his motion to amend the Fifth Amended complaint. On November 19, 2010, DeKort filed a second motion for reconsideration regarding the District Court’s order granting summary judgment on the HM&E claims. Based upon the information available to us to date, we believe that we have substantive defenses to any potential claims but can give no assurance that we will prevail in this litigation.
     We and our predecessors in interest are defendants in several hundred cases filed in numerous jurisdictions around the country wherein former and current employees and various third parties allege exposure to asbestos-containing materials on or associated with our premises or while working on vessels constructed or repaired by us. Some cases allege exposure to asbestos-containing materials through contact with our employees and third persons who were on the premises. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma and other alleged asbestos-related conditions. In some cases, in addition to us, several of our former executive officers are also named defendants. In some instances, partial or full insurance coverage is available to us for our potential liability and that of our former executive officers. We can give no assurance that we will prevail on all claims in each of these cases. Based on information available, we believe that the resolution of any existing claims or legal proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.
     On January 31, 2011, the U.S. Department of Justice first informed Northrop Grumman and us of a False Claims Act complaint that we believe was filed under seal by a relator (the plaintiff) in mid-2010 in the U.S. District Court for the District of Columbia. The redacted copy of the complaint that we received (the “Complaint”) alleges that through largely unspecified fraudulent means, Northrop Grumman and we obtained federal funds that were restricted by law for the consequences of Hurricane Katrina, and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Hurricane Katrina and for which Northrop Grumman and we were not entitled to recovery under the contracts.

The Complaint seeks monetary damages of at least $835 million, plus penalties, attorney’s fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.
     For several years, Northrop Grumman has pursued recovery under its insurance policies for Hurricane Katrina-related property damage and business interruption losses. One of the insurers involved in those actions has made allegations that overlap significantly with certain of the issues raised in the Complaint, including allegations that Northrop Grumman and we used certain Hurricane Katrina-related funds for losses under the contracts unrelated to the hurricane. Northrop Grumman and we believe that the insurer’s defenses, including those related to the use of Hurricane Katrina funding, are without merit.
     We have agreed to cooperate with the government investigation relating to the False Claims Act Complaint. We have been advised that the Department of Justice has not made a decision whether to intervene. Based upon our review to date of the information available to us, we believe we have substantive defenses to the allegations in the Complaint. We believe that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in our shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in which the parties performed in connection with the contracts. Based upon our review to date of the information available to us, we believe that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on our consolidated financial position. We intend vigorously to defend the matter, but we cannot predict what new or revised claims might be asserted or what information might come to light so can give no assurances regarding the ultimate outcome.
We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.
     We own or have the right to use certain patents, trademarks, copyrights and other forms of intellectual property. The U.S. Government has rights to use certain intellectual property we develop in performance of government contracts, and it may use or authorize others to use such intellectual property. Our intellectual property is subject to challenge, invalidation, misappropriation or circumvention by third parties.
     We also rely upon proprietary technology, information, processes and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors and other parties, as well as through other security measures. These agreements may not provide meaningful protection for our unpatented proprietary information. In the event our intellectual property rights are infringed, we may not have adequate legal remedies to maintain our intellectual property. Litigation to determine the scope of our rights, even if successful, could be costly and a diversion of management’s attention away from other aspects of our business. In addition, trade secrets may otherwise become known or be independently developed by competitors.
     In some instances, we have licensed the proprietary intellectual property of others, but we may be unable in the future to secure the necessary licenses to use such intellectual property on commercially reasonable terms.
Risks Relating to the Spin-Off
     We face the following risks in connection with the spin-off:
We may incur greater costs as an independent company than we did when we were part of Northrop Grumman.
     As a current subsidiary of Northrop Grumman, we take advantage of Northrop Grumman’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on Northrop Grumman to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Northrop Grumman that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.
We have incurred new indebtedness in connection with the spin-off and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our financial position, results of operations or cash flows.
     We have historically relied upon Northrop Grumman for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, we will not be able to rely on the earnings, assets or cash flow of Northrop Grumman, and we will be responsible for servicing our own debt, obtaining and maintaining sufficient working capital and paying dividends. In connection with the spin-off, we will receive $1,200 million of HII Debt and $575 million from the HII Credit Facility. $1,429 million of the proceeds of the HII Debt and the HII Credit Facility will be transferred to NGSC, a wholly owned subsidiary of Northrop Grumman, in the Contribution prior to the spin-off. Given the smaller relative size of the company as compared to Northrop Grumman after the spin-off, we expect to incur higher debt servicing costs on the new indebtedness than we would have otherwise incurred previously as a subsidiary of Northrop Grumman. Our debt upon completion of the spin-off will include (i) a Loan Agreement between Ingalls Shipbuilding, Inc. (“Ingalls”), which is now part of NGSB, and the MBFC, under which we borrowed the proceeds of the MBFC’s 1999 issuance of $83.7 million of Economic Development Revenue Bonds, (ii) a Loan Agreement between Northrop Grumman Ship Systems, Inc. (“NGSS”), which is now part of NGSB, and the MBFC, under which we borrowed the proceeds of the MBFC’s issuance of $200 million of Gulf Opportunity Zone Industrial Revenue Bonds, and under which we owe $21.6 million, (iii) $1,200 million of the HII Debt and (iv) the $1,225 million HII Credit Facility (comprising a $575 million term loan and a $650 million revolving credit facility, of which approximately $137 million of letters of credit are expected to be outstanding at the time of the spin-off, and the remainder will be undrawn). The net proceeds of the HII Debt and the term loan under the HII Credit Facility are expected to be used to fund the Contribution and for general corporate purposes.
     Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the spin-off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the shipbuilding and defense industries could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of our other debt.
The shipbuilding business is more capital-intensive than most other Northrop Grumman businesses, and our ability to meet our capital needs may be altered by the loss of financial support from Northrop Grumman.
     The shipbuilding business is a mature business that is more capital-intensive than most of Northrop Grumman’s other businesses, with longer periods of performance. Northrop Grumman is currently available to provide certain capital that may be needed in excess of the amounts generated by our operating activities. After completion of the spin-off, we will be an independent, publicly owned company and we expect to obtain any such funds needed from third parties through the capital markets or bank financing, and not from Northrop Grumman. However, there is no guarantee that we will be able to obtain capital market financing or credit availability on favorable terms, or at all, in the future. See “—Market volatility and adverse capital or credit market conditions may affect our ability to access cost-effective sources of funding and expose us to risks associated with the financial viability of suppliers and the ability of counterparties to perform on financial instruments.” While our business plan fully supports the capital expenditures we anticipate, we can give no assurance that our ability to meet our capital needs will not be altered by the loss of financial support from Northrop Grumman.
We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.
     As an independent, publicly owned company, we believe that our business will benefit from, among other things, (i) greater strategic focus of financial resources and management’s efforts, (ii) tailored customer focus, (iii) direct and differentiated access to capital markets and (iv) enhanced investor choices by offering investment opportunities in a separate entity from Northrop Grumman. However, by separating from Northrop Grumman, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Northrop Grumman. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.
We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.
     We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for Northrop Grumman under Section 355(e) of the Code and under the Tax Matters Agreement we could be required to indemnify Northrop Grumman for that tax. See “—We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.”

We may be responsible for U.S. Federal income tax liabilities that relate to the distribution.
     We have received the IRS Ruling and expect to receive an opinion of counsel stating that Northrop Grumman, Northrop Grumman’s stockholders and HII will not recognize any taxable income, gain or loss for U.S. Federal income tax purposes as a result of the spin-off, including the internal reorganization, except with respect to cash received by Northrop Grumman’s stockholders in lieu of fractional shares. Receipt of the IRS Ruling and opinion of counsel will satisfy a condition to completion of the spin-off. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.” The IRS Ruling, while generally binding upon the IRS, is based on certain factual statements and representations. If any such factual statements or representations were incomplete or untrue in any material respect, or if the facts on which the IRS Ruling is based are materially different from the facts at the time of the spin-off, the IRS could modify or revoke the IRS Ruling retroactively.
     An opinion of counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter counsel’s conclusions.
     Neither we nor Northrop Grumman are aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the legal opinion to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the legal opinion will be based, to be materially different from the facts at the time of the spin-off.
     If all or a portion of the spin-off does not qualify as a tax-free transaction because any of the factual statements or representations in the IRS Ruling or the opinion are incomplete or untrue, or because the facts upon which the IRS Ruling is based are materially different from the facts at the time of the spin-off, Northrop Grumman would recognize a substantial gain for U.S. Federal income tax purposes. In such case, under IRS regulations each member of Northrop Grumman consolidated group at the time of the spin-off (including us and our subsidiaries), would be severally liable for the resulting U.S. Federal income tax liability.
     Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. Federal income tax purposes, the distribution will be taxable to Northrop Grumman (but not to Northrop Grumman stockholders) pursuant to Section 355(e) of the Internal Revenue Code if there are one or more acquisitions (including issuances) of the stock of either us or Northrop Grumman, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless we can rebut that presumption. The tax liability resulting from the application of Section 355(e) would be substantial. In addition, under IRS regulations, each member of the Northrop Grumman consolidated group at the time of the spin-off (including us and our subsidiaries) would be severally liable for the resulting U.S. Federal income tax liability.
     We will agree not to enter into any transaction that could reasonably be expected to cause any portion of the spin-off (including the internal reorganization) to be taxable to Northrop Grumman, including under Section 355(e). We will also agree to indemnify Northrop Grumman for any tax liabilities resulting from any such transactions. The amount of any such indemnification could be substantial. These obligations may discourage, delay or prevent a change of control of our company. For additional detail, see “—Anti-takeover provisions in our organizational documents and Delaware law, as well as regulatory requirements, could delay or prevent a change in control” and “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Tax Matters Agreement.”
We may be unable to make, on a timely basis, the changes necessary to operate as an independent, publicly owned company.
     We have historically relied on Northrop Grumman for various financial, legal, administrative and other corporate services to support our operations. After the distribution, Northrop Grumman will continue to supply us certain of these services on a short-term transitional basis. However, we will be required to establish the necessary infrastructure and systems to supply these services on an ongoing basis. We may not be able to replace these services provided by Northrop Grumman in a timely manner or on terms and conditions as favorable as those we receive from Northrop Grumman.
     In addition, as a public entity, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our financial position, results of operations or cash flows.
We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.
     The historical financial information we have included in this information statement has been derived from Northrop Grumman’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Northrop Grumman did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of Northrop Grumman, we cannot assure you that as a stand-alone company our profits will continue at a similar level.
Our customers and prospective customers will consider whether our responsibility on a stand-alone basis satisfies their requirements for engaging in business with us.
     Under federal acquisition regulations, the government commonly makes affirmative responsibility determinations before entering into new contracts with a contractor. In so doing, the government considers various factors, including financial resources, performance record, technical skills and facilities. Our customers and prospective customers will consider whether our responsibility on a stand-alone basis satisfies their requirements for entering into new contracts with us. We believe the U.S. Navy is in the final stages of completing a responsibility determination. There are several contracts in the negotiation phase that may not be finalized and awarded before the spin-off is concluded, even if the U.S. Navy successfully concludes its responsibility determination prior to the spin-off. We believe we continue to be a responsible contractor. Nonetheless, if our customers or prospective customers are not satisfied with our responsibility, including our financial resources, it could likely affect our ability to bid for, obtain or retain contracts, which, if unresolved, could have a material adverse effect on our financial position, results of operations or cash flows.
     More generally, our customers will need to develop and retain confidence in us as a partner on a stand-alone basis. We believe that will occur. In the process, however, our customers may continue to request additional information, as well as undertake further audits or take other steps that could lead to certain delays and costs.
The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.
     The spin-off is subject to review under various state and federal fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or an entity vested with the power of such creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Northrop Grumman or any of our respective subsidiaries) were to determine that Northrop Grumman or any of its subsidiaries did not receive fair consideration or reasonably equivalent value for distributing our common stock or taking other action as part of the spin-off, or that we or any of our subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness, including the new debt incurred by us in connection with the spin-off, transferring assets or taking other action as part of the spin-off and, at the time of such action, we, Northrop Grumman or any of our respective subsidiaries (i) was insolvent or would be rendered insolvent, (ii) had reasonably small capital with which to carry on its business and all business in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could void the spin-off as a constructive fraudulent transfer. If such court made this determination, the court could impose a number of different remedies, including without limitation, voiding our liens and claims against Northrop Grumman, or providing Northrop Grumman with a claim for money damages against us in an amount equal to the difference between the consideration received by Northrop Grumman and the fair market value of our company at the time of the spin-off.
     The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that we, Northrop Grumman or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

     The distribution by us to Northrop Grumman of our interests in NGSC in connection with the internal reorganization and the payment of future dividends, if any, to the holders of our common stock are also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although we intend to make the distribution to Northrop Grumman and pay future dividends, if any, to the holders of our common stock entirely from surplus, no assurance can be given that a court will not later determine that some or all of the distribution to Northrop Grumman or any such future dividends to the holders of our common stock were unlawful.
     In connection with the internal reorganization transactions, the Northrop Grumman board of directors expects to obtain opinions regarding the solvency of New NGC, Current NGC and us, as applicable. In addition, prior to the spin-off, the Northrop Grumman board of directors expects to obtain an opinion regarding our solvency and the solvency of Northrop Grumman and the permissibility of the spin-off and the distribution by us to Northrop Grumman under Section 170 of the DGCL. The Northrop Grumman board of directors and management believe that, in accordance with this opinion that is expected to be rendered in connection with the spin-off and the distribution by us of our interests in NGSC to Northrop Grumman, (i) Northrop Grumman and we each will be solvent at the time of the spin-off (including after the payment of such dividend and the spin-off), will be able to repay its debts as they mature following the spin-off and will have sufficient capital to carry on its businesses and (ii) the spin-off and such distribution will be made entirely out of surplus in accordance with Section 170 of the DGCL. There is no certainty, however, that a court would find this solvency opinion to be binding on the creditors of either us or Northrop Grumman, or that a court would reach the same conclusions set forth in such opinion in determining whether Northrop Grumman or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to Northrop Grumman.
     Under the Separation and Distribution Agreement, from and after the spin-off, each of Northrop Grumman and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any such obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that a court would disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Northrop Grumman (for example, tax and/or environmental liabilities), particularly if Northrop Grumman were to refuse or were unable to pay or perform the subject allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Separation and Distribution Agreement.”
We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Northrop Grumman.
     We expect that the agreements related to the spin-off, including the Separation and Distribution Agreement, Employee Matters Agreement, Insurance Matters Agreement, Intellectual Property License Agreement, Tax Matters Agreement, Transition Services Agreement and any other agreements, will be negotiated in the context of our separation from Northrop Grumman while we are still part of Northrop Grumman. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Northrop Grumman and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off” for more detail.
Risks Relating to Our Common Stock
     You face the following risks in connection with ownership of our common stock:
There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.
     There currently is no public market for our common stock. We intend to apply to list our common stock on the NYSE. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of some Northrop Grumman stockholders and, as a result, these Northrop Grumman stockholders may sell our shares after the distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcement by us or our competitors of significant new business awards;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the shipbuilding industry;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	fluctuations in the budget of the DoD;

•	results from any material litigation or Government investigation;

•	further reduction or rationalization by us or our competitors of the shipbuilding industrial base as a result of adverse changes to the DoD budget;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.
     Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.
Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.
     The shares of our common stock that Northrop Grumman distributes to its stockholders generally may be sold immediately in the public market. It is possible that some Northrop Grumman stockholders, which could include some of our larger stockholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or — in the case of index funds — we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.
We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.
     We do not currently intend to pay a dividend. Going forward, our dividend policy will be established by our board of directors based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our board of directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Northrop Grumman common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on Northrop Grumman common stock prior to the spin-off.
     Additionally, indebtedness that we expect to incur in connection with the internal reorganization could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the board of directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements. In addition, the terms of the agreements governing new debt that we expect to incur prior to the spin-off or that we may incur in the future may limit or prohibit the payment of dividends.
Anti-takeover provisions in our organizational documents and Delaware law, as well as regulatory requirements, could delay or prevent a change in control.
     Prior to completion of the spin-off, we will adopt the Restated Certificate of Incorporation and the Restated Bylaws. Certain provisions of the Restated Certificate of Incorporation and the Restated Bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable. For example, the Restated Certificate of Incorporation and the Restated Bylaws provide for a classified board, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings and authorize our board of directors to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. See “Description of Capital Stock.”
     Under tax sharing arrangements, we will agree not to enter into any transaction involving an acquisition (including issuance) of HII common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could reasonably be expected to cause the distribution or any of the internal reorganization transactions to be taxable to Northrop Grumman. We will also agree to indemnify Northrop Grumman for any tax liabilities resulting from any such transactions. The amount of any such indemnification could be substantial. Generally, Northrop Grumman will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. We will agree that, for two years after the spin-off, we will not enter into any transactions that reasonably could be expected to result in a 40%-or-more change in ownership of our stock, in the aggregate. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Tax Matters Agreement.” Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless we can rebut that presumption.
     Under the Separation and Distribution Agreement, in the event that, prior to the fifth anniversary of the distribution, if we experience a change of control and our corporate rating is downgraded to B or B2 or below, as applicable, during the period beginning upon the announcement of such change of control and ending 60 days after the announcement of the consummation of such change of control, we will be required to provide credit support for our indemnity obligations under the Separation and Distribution Agreement in the form of one or more standby letters of credit in an amount equal to $250 million. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Separation and Distribution Agreement.”
     Our activities, especially our nuclear shipbuilding operations, are considered vitally important to the U.S. Navy. As such, in the event of a potential change in control, we believe the U.S. Navy would want to be comfortable with the buyer and ensure that the buyer would continue to conduct our operations in a satisfactory manner. More specifically, in the event of a change in control, we believe the U.S. Navy and other regulatory agencies would want to assure themselves that our nuclear operations would continue to be conducted in a manner consistent with regulatory and contract requirements and that they should continue to provide the authorizations and indemnification necessary to conduct our nuclear operations. Depending on the circumstances, they could withdraw authorizations or decline to extend indemnification to new contracts, which could have a material adverse effect on our financial position, results of operations or cash flows. We have recently begun discussions with the U.S. Navy regarding whether to incorporate into our contracts more explicit terms regarding the requirements for U.S. Navy approval before transferring authorizations in the event of changes in control; we understand these discussions are part of a U.S. Navy initiative across our shipbuilding industry. See “—Our nuclear operations subject us to various environmental, regulatory, financial and other risks.”
     Additionally, we intend to enter into the Guaranty Performance Agreement, pursuant to which, among other things, we will agree to cause NGSC’s guarantee obligations under the $83.7 million Revenue Bonds, which were issued for our benefit, to terminate or to cause credit support to be provided in the event we experience a change of control. For any period of time between a change of control and the termination of NGSC’s guarantee obligations, we will be required to cause credit support to be provided for NGSC’s guarantee obligations in the form of one or more letters of credit in an amount reasonably satisfactory to NGSC to support the payment of all principal, interest and any premiums under the

Revenue Bonds. For a description of the Guaranty Performance Agreement, see “Certain Relationships and Related Party Transactions—Other Agreements.”
     As a result, our obligations may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
     We have made forward-looking statements in this information statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Northrop Grumman, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.
     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.
     The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our financial position, results of operations or cash flows. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF
Background
     On March 14, 2011, Northrop Grumman approved the spin-off of HII from Northrop Grumman, following which we will be an independent, publicly owned company. As part of the spin-off, Current NGC will complete an internal reorganization, which we refer to as the “internal reorganization,” which will result in:
•	New NGC, a subsidiary of Current NGC, replacing Current NGC as the publicly owned holding company that directly and indirectly owns all of the capital stock of Current NGC and its subsidiaries, including our common stock;

•	New NGC changing its name to “Northrop Grumman Corporation;”

•	Our becoming the parent company of those Northrop Grumman subsidiaries that currently operate the shipbuilding business; and

•	Current NGC becoming a direct, wholly owned non-operating subsidiary of HII and being renamed “Titan II Inc.”
     To complete the spin-off, Northrop Grumman will, following the internal reorganization, distribute to its stockholders all of the shares of our common stock. The distribution will occur on the distribution date, which is March 31, 2011. Each holder of Northrop Grumman common stock will receive one share of our common stock for every six shares of Northrop Grumman common stock held on March 30, 2011, the record date. After completion of the spin-off:
•	we will be an independent, publicly owned company, will own and operate the shipbuilding business and will own all of the stock of Current NGC; and

•	New NGC, primarily through its subsidiary NGSC, will own and operate the aerospace systems, electronic systems, information systems and technical services businesses previously owned by and operated by Current NGC.
     Each holder of Northrop Grumman common stock will continue to hold his, her or its shares in Northrop Grumman. No vote of Northrop Grumman’s stockholders is required or is being sought in connection with the spin-off, and Northrop Grumman’s stockholders will not have any appraisal rights in connection with the spin-off, including the internal reorganization.
     The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Northrop Grumman has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Northrop Grumman determines, in its sole discretion, that the spin-off is not in the best interests of Northrop Grumman or its stockholders, that a sale or other alternative is in the best interests of Northrop Grumman or its stockholders or that it is not advisable for us to separate from Northrop Grumman. For a more detailed description, see “—Conditions to the Spin-Off.”
Reasons for the Spin-Off
     Northrop Grumman’s board of directors has determined that the spin-off is in the best interests of Northrop Grumman and its stockholders because the spin-off will provide various benefits including: (i) greater strategic focus of investment resources and each management’s efforts, (ii) tailored customer focus, (iii) direct and differentiated access to capital markets and (iv) enhanced investor choices by offering investment opportunities in separate entities.
     Greater Strategic Focus of Financial Resources and Each Management’s Efforts. Northrop Grumman’s shipbuilding business represents a discrete portion of Northrop Grumman’s overall businesses. It has historically exhibited different financial and operating characteristics than Northrop Grumman’s other businesses. Northrop Grumman has a portfolio of C4ISR systems and electronics, manned and unmanned air and space platforms, cyber-security and related system-level applications and logistics that it has strategically positioned to align with what Northrop Grumman believes are its customers’ emerging security priorities. Northrop Grumman management believes it has capabilities and synergies in these areas of its portfolio across its aerospace, electronics, information systems and technical services sectors. Going forward, however, Northrop Grumman management sees little synergy between its shipbuilding business and its other businesses. Additionally, the shipbuilding business is a mature business that is more capital-intensive than most of Northrop Grumman’s other businesses, with longer periods of performance. Northrop Grumman’s management believes that its shipbuilding business, on one hand, and its other businesses, on the other hand, require inherently different strategies in order to maximize their long-term value. Because the shipbuilding business requires capital intensiveness to support its key customers, Northrop Grumman has been required, in recent years, to make continuing capital expenditures in the shipbuilding business. Northrop Grumman’s and our management believe that Northrop Grumman’s management resources would be more efficiently utilized if Northrop Grumman’s management concentrated solely on Northrop Grumman’s other businesses, and that our management resources would be more efficiently utilized if our management concentrated solely on the shipbuilding business. Consequently, Northrop Grumman has determined that its current structure may not be the most effective to design and implement the distinct strategies necessary to operate in a manner that maximizes the long-term value of each company.
     Both Northrop Grumman and we expect to have better use of management and financial resources as a result of having board and management teams solely focused on their respective businesses. The spin-off will allow us to better align management’s attention and resources to pursue opportunities in the shipbuilding market and to more actively manage our cost structure. Northrop Grumman will similarly benefit from its management’s ability to focus on the management and operation of its other businesses.
     Tailored Customer Focus. Both Northrop Grumman and we believe that, as a unified, commonly managed, stand-alone shipbuilding business, our management will be able to focus solely on the needs of our own customers (primarily the U.S. Navy), without dilution arising from a connection to a larger parent with tangential goals and incentives.
     Direct and Differentiated Access to Capital Markets. After the spin-off, we will no longer need to compete with Northrop Grumman’s other businesses for capital resources. As a long-cycle, mature industrial business with heavy capital needs but with long-duration and highly transparent cash flows, the shipbuilding business has different financial and operating characteristics from Northrop Grumman’s other businesses. Both Northrop Grumman and we believe that direct and differentiated access to the capital markets will allow each of us to better optimize the amounts and terms of the capital needed for each of the respective businesses, aligning financial and operational characteristics with investor and market expectations. Northrop Grumman’s management also believes that, as a separate entity, we will have ready access to capital, because we will attract investors who are interested in the characteristics of the shipbuilding business. Although we will no longer have financial support from Northrop Grumman, our financial resources have been established in a manner that considers the capital-intensiveness of our business and specifically factors in the projected requirement for future capital expenditures.
     Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. After the spin-off, investors should be better able to evaluate the financial performances of Northrop Grumman and us, as well as our respective strategies within the context of our respective markets, thereby enhancing the likelihood that both entities will achieve appropriate market valuations. Northrop Grumman’s management and financial advisors believe that the investment characteristics of the shipbuilding business and Northrop Grumman’s other businesses may appeal to different types of investors. As a result of the spin-off, management of both companies should be able to implement goals and evaluate strategic opportunities in light of investor expectations within their respective specialties without undue attention to investor expectations in other specialties. In addition, each company should be able to focus its public relations efforts on cultivating its own separate identity.
Manner of Effecting the Spin-Off
     The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement among us, Northrop Grumman, NGSC and NGSB.
     Internal Reorganization
     Prior to the distribution, as described under “—Distribution of Shares of Our Common Stock,” and as part of the internal reorganization, Current NGC will complete a corporate reorganization, which we refer to as the “holding company reorganization,” to create a holding company structure. The holding company reorganization will be effected by action of the board of directors of Current NGC without a vote of Northrop Grumman’s stockholders pursuant to Section 251(g) of the DGCL. In accordance with Section 251(g) of the DGCL, Titan Merger Sub Inc., a Delaware corporation and indirect, wholly owned subsidiary of New NGC, will merge with and into Current NGC, with Current NGC as the surviving corporation and an indirect, wholly owned subsidiary of New NGC, the new holding company. At the effective time of that merger and in connection with the holding company reorganization, Current NGC will change its name from “Northrop Grumman Corporation” to “Titan II Inc.,” and New NGC will change its name to “Northrop Grumman Corporation.” In the holding company reorganization, all of the outstanding shares of capital stock of Current NGC will become the same number of shares of the same class of capital stock of New NGC. Outstanding options to acquire common stock of Current NGC will become options to acquire common stock of New NGC. The board of directors of New NGC immediately after completion of the holding company reorganization will be composed of the same persons who are on the board of directors of Current NGC immediately prior to the holding company reorganization.
     As part of the internal reorganization, through a series of internal transfers including the Contribution and the transfer to New NGC of all of the non-shipbuilding-related assets and liabilities of Current NGC, we will be the parent company of the

Northrop Grumman subsidiaries that currently operate the shipbuilding business and Current NGC will be our direct, wholly owned subsidiary. After completion of the internal reorganization, Current NGC will have no material assets or liabilities other than Current NGC’s guarantees of our performance under certain of our contracts and certain of our indebtedness and insurance agreements related to NGSB (the “Current NGC Obligations”). See “Description of Material Indebtedness.” These guarantees, which will remain with Current NGC and will not be transferred in the internal reorganization or the Spin-Off, require Current NGC to guarantee the performance of our subsidiary, NGSB, under certain of its shipbuilding contracts and to guarantee the payment of amounts owed by us in connection with the GO Zone IRBs and the related loan agreement with the MBFC. We will enter into performance and indemnity agreements with Current NGC, pursuant to which we will agree to perform all of the Current NGC Obligations and indemnify Current NGC for any costs arising from such obligations. These indemnities do not relate to our relationship with Northrop Grumman. The diagrams below show the transaction structure, simplified for illustrative purposes only:

The diagram below shows the current structure of Northrop Grumman:	The diagram below shows the structure of Northrop Grumman after completion of the internal reorganization:

     Distribution of Shares of Our Common Stock
     Under the Separation and Distribution Agreement, the distribution will be effective as of 12:01 a.m., Eastern time, on March 31, 2011, the distribution date. As a result of the spin-off, on the distribution date, each holder of Northrop Grumman common stock will receive one share of our common stock for every six shares of Northrop Grumman common stock that he, she or it owns. In order to receive shares of our common stock in the spin-off, a Northrop Grumman stockholder must be stockholder at the close of business of the NYSE on March 30, 2011, the record date.
     The diagram below shows the structure, simplified for illustrative purposes only, of Northrop Grumman and HII after completion of the spin-off:

     On the distribution date, Northrop Grumman will release the shares of our common stock to our distribution agent to distribute to Northrop Grumman stockholders. For most of these Northrop Grumman stockholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders, including any Northrop Grumman stockholder that holds physical share certificates of Northrop Grumman common stock and is the registered holder of such shares of Northrop Grumman common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Northrop Grumman common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It is expected that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to Northrop Grumman stockholders or their bank or brokerage firm by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.
     Northrop Grumman stockholders will not be required to make any payment or surrender or exchange their shares of Northrop Grumman common stock or take any other action to receive their shares of our common stock. No vote of Northrop Grumman stockholders is required or sought in connection with the spin-off, including the internal reorganization, and Northrop Grumman stockholders have no appraisal rights in connection with the spin-off.
Treatment of Fractional Shares
     The distribution agent will not distribute any fractional shares of our common stock to Northrop Grumman stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Northrop Grumman stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally result in a taxable gain or loss to the recipient stockholder. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “—U.S. Federal Income Tax Consequences of the Spin-Off.”
     In addition, at the time of the distribution, the exercise price of each outstanding option to purchase Northrop Grumman stock held by our employees on the distribution date will be reduced to reflect the value of the distribution, which will be calculated using the equitable adjustment approach contained in the existing awards.
U.S. Federal Income Tax Consequences of the Spin-Off
     Northrop Grumman has received the IRS Ruling and will receive an opinion from the law firm of Ivins, Phillips & Barker substantially to the effect that, among other things, (i) the holding company reorganization, together with certain other internal reorganization transactions, will qualify for tax-free treatment, and (ii) the distribution will qualify under Section 355 of the Code as a tax-free spin-off to the holders of Northrop Grumman common stock (except with respect to cash received in lieu of fractional shares of our common stock) and will be tax-free to Northrop Grumman and HII. Assuming the holding company reorganization, together with certain other internal reorganization transactions, qualifies for tax-free treatment, and the distribution qualifies under Section 355 of the Code as tax-free:
     In the holding company reorganization:
•	no gain or loss will be recognized by the holders of Northrop Grumman common stock upon their receipt of New NGC common stock in exchange for their Current NGC common stock in the holding company reorganization;

•	the basis of New NGC common stock received in exchange for Current NGC common stock in the holding company reorganization will be equal to the basis of the Current NGC common stock surrendered in exchange therefor; and

•	the holding period of New NGC common stock received in exchange for Current NGC stock in the holding company reorganization will include the period during which the stockholder held the Current NGC common stock, provided the Current NGC common stock is held as a capital asset on the date of the merger in the holding company reorganization.
     In the internal reorganization, neither we nor Northrop Grumman will recognize any taxable income, gain or loss.
     In the distribution:
•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of Northrop Grumman common stock upon their receipt of shares of our common stock in the distribution;

•	the basis of Northrop Grumman common stock immediately before the distribution will be allocated between the Northrop Grumman common stock and our common stock received in the distribution, in proportion with relative fair market values at the time of the distribution;

•	the holding period of our common stock received by each Northrop Grumman stockholder will include the period during which the stockholder held the Northrop Grumman common stock on which the distribution is made, provided that the Northrop Grumman common stock is held as a capital asset on the distribution date;

•	any cash received in lieu of fractional share interest in our common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be capital gain or loss if the Northrop Grumman common stock on which the distribution is made is held as a capital asset on the distribution date; and

•	no gain or loss will be recognized by Northrop Grumman upon the distribution of our common stock.
     U.S. Treasury regulations require certain stockholders that receive stock in a spin-off to attach to their respective U.S. Federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Shortly after the distribution, Northrop Grumman will provide stockholders who receive our common stock in the distribution with the information necessary to comply with that requirement, as well as information to help stockholders allocate their stock basis between their Northrop Grumman common stock and our common stock.
     The IRS Ruling is, and the opinion of counsel will be, conditioned on the truthfulness and completeness of certain factual statements and representations provided by Northrop Grumman and us. If those factual statements and representations are incomplete or untrue in any material respect, the IRS Ruling and opinion of counsel could become inoperative. Northrop Grumman and we have reviewed the statements of fact and representations on which the IRS Ruling is, and the opinion of counsel will be, based, and neither Northrop Grumman nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Both Northrop Grumman and we have agreed to some restrictions on our future actions to provide further assurance that the distribution will qualify as a tax-free distribution under Section 355 of the Code.
     If the holding company reorganization does not qualify as a tax-free reorganization, taxable gain or loss would be recognized by each holder of Northrop Grumman stock. The amount of such gain or loss would be equal to the difference between the fair market value of such holder’s New NGC stock (including our stock received in the distribution) and such holder’s adjusted basis in his, her or its Current NGC stock. In addition, if the holding company reorganization does not qualify as a tax-free organization, taxable gain would be recognized by Northrop Grumman. The amount of such gain would result in a significant U.S. Federal income tax liability to Northrop Grumman.
     If the distribution does not qualify under Section 355 of the Code, each holder of Northrop Grumman common stock receiving our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:
•	a taxable dividend to the extent of the stockholder’s pro rata share of Northrop Grumman’s current and accumulated earnings and profits;

•	a reduction in the stockholder’s basis in Northrop Grumman common stock to the extent the amount received exceeds such stockholder’s share of earnings and profits;

•	taxable gain from the exchange of Northrop Grumman common stock to the extent the amount received exceeds both the stockholder’s share of earnings and profits and the stockholder’s basis in Northrop Grumman common stock; and

•	basis in our stock equal to its fair market value on the date of the distribution.

     Under certain circumstances Northrop Grumman would recognize taxable gain on the distribution. These circumstances would include the following:
•	the distribution does not qualify as tax-free under Section 355 of the Code; and

•	there are one or more acquisitions (including issuances) of either our stock or the stock of Northrop Grumman, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless we can rebut that presumption.
     The amount of such gain would result in a significant U.S. Federal income tax liability to Northrop Grumman.
     Furthermore, under certain circumstances, we would recognize taxable gain on portions of the internal reorganization. These circumstances would include the following:
•	certain portions of the holding company reorganization or the internal reorganization do not qualify as a tax-free reorganization; and

•	there are one or more acquisitions (including issuances and repurchases) of either our stock or the stock of NGSC, a subsidiary of Northrop Grumman, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the internal reorganization. Any such acquisition of our stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless we can rebut that presumption.
     The amount of such gain would result in a significant U.S. Federal income tax liability to us, which may have a material adverse effect on our financial position, results of operations or cash flows.
     We will agree to indemnify Northrop Grumman for any tax liabilities of Northrop Grumman resulting from the holding company reorganization, the internal reorganization, and the distribution under certain circumstances. Our obligation to indemnify Northrop Grumman may discourage, delay or prevent a change of control of our company. In addition, under IRS regulations, each member of the Northrop Grumman consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on both our and Northrop Grumman’s financial position, results of operations or cash flows.
     The preceding summary of the anticipated U.S. Federal income tax consequences of the spin-off is for general information only. Northrop Grumman stockholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.
Results of the Spin-Off
     After the spin-off, we will be an independent, publicly owned company. Immediately following the spin-off, we expect to have approximately 32,000 holders of shares of our common stock and approximately 48.8 million shares of our common stock outstanding, based on the number of stockholders and outstanding shares of Northrop Grumman common stock expected as of the record date. The figures assume no exercise of outstanding options and exclude shares of Northrop Grumman common stock held directly or indirectly by Northrop Grumman, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Northrop Grumman options between the date the Northrop Grumman board of directors declares the dividend for the distribution and the record date for the distribution.
     For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Employee Matters Agreement” and “Management.”
     Before the spin-off, we will enter into several agreements with Northrop Grumman to effect the spin-off and provide a framework for our relationship with Northrop Grumman after the spin-off. These agreements will govern the relationship between us and Northrop Grumman after completion of the spin-off and provide for the allocation between us and Northrop Grumman of Northrop Grumman’s assets, liabilities and obligations. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off.”
Trading Prior to the Distribution Date
     It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Northrop Grumman stockholders on the distribution date. Any Northrop Grumman stockholder that owns shares of Northrop Grumman common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. Northrop Grumman stockholders may trade this entitlement to shares of our common stock, without the shares of Northrop Grumman common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”
     Following the distribution date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “HII.” We will announce the when-issued ticker symbol when and if it becomes available.
     It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Northrop Grumman common stock: a “regular-way” market and an “ex-distribution” market. Shares of Northrop Grumman common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Northrop Grumman common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if Northrop Grumman stockholders own shares of Northrop Grumman common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”
Treatment of 401(k) Shares for Current and Former Employees
     Our Employees Invested in the Northrop Grumman Stock Fund of the Northrop Grumman 401(k) Plan.
     Our current and former employees who hold accounts in the Northrop Grumman 401(k) Plan on March 30, 2011 will have their accounts transferred to the HII 401(k) Plan, as of March 31, 2011, including any shares of Northrop Grumman common stock held in the Northrop Grumman Stock Fund under the Northrop Grumman 401(k) Plan. On the distribution date, one share of our common stock, based on the distribution ratio for every six shares of Northrop Grumman common stock held in such employee’s Northrop Grumman stock fund account, will be included in a new HII stock fund account under the HII 401(k) Plan. However, in conformity with the fiduciary responsibility requirements of ERISA, remaining shares of Northrop Grumman common stock held in our employees’ Northrop Grumman stock fund accounts following the distribution will be disposed of and allocated to another investment alternative available under the HII 401(k) Plan as directed by participants until such date as shall be determined by the Investment Committee, after which date the Investment Committee shall dispose of all remaining shares and invest the proceeds in another investment alternative to be determined by the Investment Committee (but this will not prohibit diversified, collectively managed investment alternatives available under the HII 401(k) Plan from holding Northrop Grumman common stock or prohibit employees who use self-directed accounts in the HII 401(k) Plan from investing their accounts in Northrop Grumman common stock).
     Northrop Grumman Employees Invested in the Northrop Grumman Stock Fund of the Northrop Grumman 401(k) Plan.
     Current and former Northrop Grumman employees who hold shares of Northrop Grumman common stock in their Northrop Grumman 401(k) Plan account as of the record date will receive shares of our common stock in the distribution. Our shares will be included in a new, temporary HII stock fund under the Northrop Grumman 401(k) Plan. In conformity with the fiduciary responsibility requirements of ERISA, remaining shares of our common stock held in the temporary HII stock fund following the distribution will be disposed of and allocated to another investment alternative available under the Northrop Grumman 401(k) Plan as directed by participants until such date as shall be determined by the Investment Committee, after which date the Investment Committee shall dispose of all remaining shares and invest the proceeds in another investment alternative to be determined by the Investment Committee (but this will not prohibit diversified, collectively managed investment alternatives available under the Northrop Grumman 401(k) Plan from holding our common stock or prohibit employees who use self-directed accounts in the Northrop Grumman 401(k) Plan from investing their accounts in our common stock).

Incurrence of Debt
     It is anticipated that, prior to the spin-off, we will (i) receive the net proceeds from the HII Debt, (ii) enter into the HII Credit Facility and (iii) make the Contribution, all on terms acceptable to Northrop Grumman.
Conditions to the Spin-Off
     We expect that the spin-off will be effective as of 12:01 a.m., Eastern time, on March 31, 2011, the distribution date, provided that the following conditions shall have been satisfied or waived by Northrop Grumman:
•	the board of directors of Northrop Grumman, in its sole and absolute discretion, shall have authorized and approved the spin-off and not withdrawn such authorization and approval, and the New NGC board shall have declared the dividend of our common stock to Northrop Grumman stockholders;

•	the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the registration statement shall be in effect, and no proceedings for such shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the NYSE or another national securities exchange approved by Northrop Grumman, subject to official notice of issuance;

•	the internal reorganization (as described in “—Background”) shall have been completed;

•	Northrop Grumman shall have received the IRS Ruling and an opinion of its tax counsel, each of which shall remain in full force and effect, that the spin-off (including the internal reorganization) will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Northrop Grumman or its stockholders, except to the extent of cash received in lieu of fractional shares;

•	HII shall have (i) entered into the HII Credit Facility, (ii) received the net proceeds from the HII Debt and (iii) made the Contribution;

•	no order, injunction or decree that would prevent the consummation of the distribution shall be threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, other legal restraint or prohibition preventing consummation of the distribution shall be in effect and no other event outside the control of Northrop Grumman shall have occurred or failed to occur that prevents the consummation of the distribution;

•	no other events or developments shall have occurred prior to the distribution that, in the judgment of the board of directors of Northrop Grumman, would result in the spin-off having a significant adverse effect on Northrop Grumman or its stockholders;

•	prior to the distribution, this information statement shall have been mailed to the holders of Northrop Grumman common stock as of the record date;

•	our current directors shall have duly elected the individuals listed as members of our post-distribution board of directors in this information statement, and such individuals shall become the members of our board of directors immediately prior to the distribution;

•	prior to the distribution, Northrop Grumman shall have delivered to us resignations from those HII positions, effective as of immediately prior to the distribution, of each individual who will be an employee of Northrop Grumman after the distribution and who is our officer or director immediately prior to the distribution; and

•	immediately prior to the distribution, the Restated Certificate of Incorporation and the Restated Bylaws, each in substantially the form filed as an exhibit to the registration statement on Form 10 of which this information statement is a part, shall be in effect.

     The fulfillment of the foregoing conditions will not create any obligation on Northrop Grumman’s part to effect the spin-off. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the registration statement on Form 10 by the SEC, in connection with the distribution. Northrop Grumman has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Northrop Grumman determines, in its sole discretion, that the spin-off is not in the best interests of Northrop Grumman or its stockholders, that a sale or other alternative is in the best interests of Northrop Grumman or its stockholders or that it is not advisable for us to separate from Northrop Grumman.
Reason for Furnishing this Information Statement
     This information statement is being furnished solely to provide information to Northrop Grumman’s stockholders that are entitled to receive shares of our common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Northrop Grumman nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET
Market for Our Common Stock
     There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Northrop Grumman common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Northrop Grumman common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NYSE under the ticker symbol “HII.” We will announce our when-issued trading symbol when and if it becomes available.
     It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Northrop Grumman common stock: a “regular-way” market and an “ex-distribution” market. Shares of Northrop Grumman common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Northrop Grumman common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Northrop Grumman common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.
     We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the shipbuilding industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock.”
Transferability of Shares of Our Common Stock
     We expect that upon completion of the spin-off, we will have approximately 48.8 million shares of common stock issued and outstanding, based on the number of shares of Northrop Grumman common stock expected to be outstanding as of the record date. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the record date, we estimate that our directors and officers will beneficially own 98,510 shares of our common stock. In addition, individuals who are affiliates of Northrop Grumman on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:
•	under a registration statement that the SEC has declared effective under the Securities Act; or
•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.
     In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement, of which this information statement is a part, is declared effective, a number of shares of our common stock that does not exceed the greater of:
•	1.0% of our common stock then outstanding; or
•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
     Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

     In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.
     Except for our common stock distributed in the distribution, none of our equity securities will be outstanding on or immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY
     We do not currently intend to pay a dividend. Going forward, our dividend policy will be established by our board of directors based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our board of directors considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. There can also be no assurance that the combined annual dividends on Northrop Grumman common stock and our common stock after the spin-off, if any, will be equal to the annual dividends on Northrop Grumman common stock prior to the spin-off.

CAPITALIZATION
     The following table presents NGSB’s historical capitalization at December 31, 2010 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in the notes to our unaudited pro forma condensed consolidated balance sheet as if the spin-off and the related transactions and events, including our financing transaction, had occurred on December 31, 2010. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and NGSB’s historical consolidated financial statements, our unaudited pro forma condensed consolidated financial statements and the notes to those financial statements included elsewhere in this information statement.
     We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

	December 31, 2010
			Pro Forma
$ in millions	Historical		Adjustments		Pro Forma

Cash and cash equivalents	$		$300	[A]	$300

Debt, including current and long-term:
Long-term debt		$105			$105
Revolving credit facility				[A]
Term loan			$575	[A]	575
Senior notes			1,200	[A]	1,200
Notes payable to parent		715	(715)[B]
Accrued interest on notes payable to parent		239	(239)[B]

Total debt		1,059	821		1,880

Equity:
Common stock				[B]
Additional paid-in capital			1,508	[B]	1,508
Parent’s equity in unit		1,933	(1,933)[B]
Accumulated other comprehensive loss		(515)			(515)

Total equity		1,418	(425)		993

Total capitalization		$2,477	$396		$2,873

[A]	Historically, cash received by us has been transferred to Northrop Grumman, and Northrop Grumman has funded our disbursement accounts on an as-needed basis. The pro forma cash and cash equivalents balance reflects proceeds, net of fees, of $1,729 million from the incurrence of the HII Debt (consisting of $1,200 million in notes) and the HII Credit Facility (which includes a $575 million term loan and a revolving facility of $650 million, of which approximately $137 million of letters of credit are expected to be outstanding at the time of the spin-off, and the remainder will be undrawn), less a Contribution of $1,429 million to Northrop Grumman. This remaining balance will be available for our general corporate purposes. The $1,200 million in notes consist of a $600 million 6.875% senior note due in 2018 and a $600 million 7.125% senior note due in 2021. The $575 million term loan is due in 2016 and has a variable interest rate based on LIBOR plus a spread based on leverage ratio, which at the current leverage ratio is 2.5% and may vary between 2.0% and 3.0%.

After giving effect to the capitalization transactions, $513 million of borrowing capacity would have been available under our new $650 million revolving credit facility. See “Description of Material Indebtedness” for further information on the HII Credit Facility. We expect that we will obtain approximately $137 million of letters of credit under this facility upon closing to support various performance obligations.

[B]	In connection with our recapitalization, we intend to retire the notes payable to parent of $715 million and accrued interest thereon of $239 million, eliminate the parent’s equity in unit of $1,933 million, eliminate the $50 million of pro forma adjustments described below, establish the capital structure ($0 million of common stock and $1,508 million of additional paid-in capital) of HII and make the Contribution of $1,429 million. The $50 million of pro forma adjustments consist of $5 million of capitalized debt issuance costs funded by Northrop Grumman, the removal of $28 million in accumulated Settlement Liabilities associated with Federal Contract Matters (as described in Note [B] of the Unaudited Pro Forma Condensed Consolidated Financial Statements) and the removal of $11 million in liabilities and establishment of $6 million in receivable from Northrop Grumman for uncertain federal and state tax positions (as described in Note [H] of the Unaudited Pro Forma Condensed Consolidated Financial Statements). For purposes of this capitalization table, we have used $.01 per share par value and the one-for-six exchange ratio for shares of HII common stock based on the 290,956,752 shares of Northrop Grumman common stock outstanding as of December 31, 2010 as filed in Northrop Grumman’s Form 10-K. Adjustments to establish the HII common stock and the associated additional paid-in capital were determined based on the stated value of the common stock and the number of shares outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
     The following table presents the selected historical condensed consolidated financial data for NGSB. The condensed consolidated financial data set forth below for the years ended December 31, 2010, 2009, 2008 and 2007 is derived from NGSB’s audited consolidated financial statements. NGSB’s audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 are included elsewhere in this information statement. The condensed consolidated financial data as of and for the year ended December 31, 2006 is derived from NGSB’s unaudited consolidated financial statements that are not included in this information statement. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management include all adjustments necessary for a fair presentation of the information set forth herein.
     The selected historical condensed consolidated financial and other data presented below should be read in conjunction with NGSB’s consolidated financial statements and accompanying notes and “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. NGSB’s condensed consolidated financial data may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly owned company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Northrop Grumman. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for a further description of the anticipated changes.

	(Year ended)
	December 31
(in millions)	2010	2009	2008	2007	2006
Sales and service revenues	$6,723	$6,292	$6,189	$5,692	$5,319
Goodwill impairment	—	—	2,490	—	—
Operating income (loss)	248	211	(2,354)	447	331
Net earnings (loss)	135	124	(2,420)	276	194
Total assets	5,203	5,036	4,760	7,658	7,644
Long-term debt	105	283	283	283	283
Total long-term obligations	1,559	1,645	1,761	1,790	1,784
Free cash flow (1)	168	(269)	121	364	164

(1)	Free cash flow is a non-GAAP financial measure and represents cash from operating activities less capital expenditure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Free Cash Flow” for more information on this measure.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     The following table presents our unaudited pro forma condensed consolidated financial data, reflecting adjustments to NGSB’s condensed consolidated financial data for the year ended December 31, 2010. NGSB’s condensed consolidated financial data for the year ended December 31, 2010 is derived from NGSB’s audited consolidated financial statements included elsewhere in this information statement.
     The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2010 have been prepared to reflect the spin-off, including: (i) the distribution of 48,492,792 shares of HII common stock by Northrop Grumman to its stockholders; (ii) the incurrence of $1,775 million of the HII Debt and the HII Credit Facility by HII and the making of the $1,429 million Contribution; (iii) adjustments for certain federal contract matters in accordance with the Separation and Distribution Agreement; (iv) adjustments for uncertain federal and state tax positions in accordance with the Tax Matters Agreement; (v) the cost of special long-term incentive stock grants, which are contingent upon completion of the spin-off, in the form of restricted stock rights for our Named Executive Officers, including our President, and other key employees; and (vi) the cost of modifying certain terms of existing long-term incentive stock plans to allow continued vesting for our participants. No pro forma adjustments have been included for the Transition Services Agreement, as we expect that the costs for the Transition Services Agreement will be comparable to those included in our historical consolidated financial statements. The unaudited pro forma condensed consolidated statement of operations data presented for the year ended December 31, 2010 assumes the spin-off occurred on January 1, 2010, the first day of fiscal year 2010. The unaudited pro forma condensed consolidated statement of financial position data assumes the spin-off occurred on December 31, 2010. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.
     The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly owned company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

HII
Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year ended December 31, 2010
		Pro Forma
In millions except per share data	Historical	Adjustments		Pro Forma

Sales and service revenues	$6,723			$6,723
Cost of sales and service revenues	6,475	$(7	)[A][B]	6,468

Operating income	248	7		255
Other (expense) income
Interest expense	(40)	(80)[C]		(120)
Other, net	(2)			(2)

Earnings before income taxes	206	(73)		133
Federal income taxes	71	(17)[D]		54

Net earnings	$135	$(56)		$79
Other comprehensive income, net of tax	16			16

Comprehensive income	$151	$(56)		$95

Basic earnings per share				$1.60
Basic weighted average common shares outstanding				49.4	[I]
Diluted earnings per share				$1.60
Diluted weighted average common shares outstanding				49.4	[I]

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

HII
Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

	December 31, 2010
		Pro Forma
$ in millions	Historical	Adjustments		Pro Forma

Assets
Current assets
Cash and cash equivalents		$300	[E]	$300
Accounts receivable, net	$728			728
Inventoried costs, net	293			293
Deferred income taxes	284			284
Prepaid expenses and other current assets	8			8

Total current assets	1,313	300		1,613
Property, plant and equipment, net	1,997			1,997
Other assets
Goodwill	1,134			1,134
Other purchased intangibles, net	587			587
Pension plan asset	131			131
Miscellaneous other assets	41	57	[E][H]	98

Total other assets	1,893	57		1,950

Total assets	$5,203	$357		$5,560

Liabilities and equity
Current liabilities
Notes payable to parent	$715	$(715)[G]
Current portion of long-term debt		29	[E]	$29
Trade accounts payable	274			274
Current portion of workers’ compensation liabilities	197			197
Accrued interest on notes payable to parent	239	(239)[G]
Current portion of post-retirement plan liabilities	146			146
Accrued employees’ compensation	203			203
Provision for contract losses	107			107
Advance payments and billings in excess of costs incurred	80			80
Other current liabilities	265	(28)[B]		237

Total current liabilities	2,226	(953)		1,273
Long-term debt	105			105
Revolving credit facility			[F]
Term loan		546	[E]	546
Senior notes		1,200	[E]	1,200
Other post-retirement plan liabilities	567			567
Pension plan liabilities	381			381
Workers’ compensation liabilities	351			351
Deferred tax liabilities	99			99

Other long-term liabilities	56	(11)[H]		45

Total liabilities	3,785	782		4,567

Common stock (par value $.01)			[G]
Additional paid-in-capital		1,508	[G][E]	1,508
Parent’s equity in unit	1,933	(1,933)[G]
Accumulated other comprehensive loss	(515)			(515)

Total equity	$1,418	$(425)		$993

Total liabilities and equity	$5,203	$357		$5,560

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

[A]	We believe that costs required to operate the shipbuilding business as a standalone company approximate those costs allocated to NGSB by Northrop Grumman in the historical NGSB financial statements. Accordingly, no pro forma adjustment has been made for incremental operating costs. However, we have included two adjustments totaling an $13 million increase to cost of sales and service revenues for the year ended December 31, 2010, related to additional stock-based compensation associated with the anticipated spin-off transaction.

In connection with the anticipated spin off, retention stock awards are expected to be granted to key employees to ensure a successful transition and business continuity. Retention grants will be delivered in the form of restricted stock rights with cliff vesting on the third anniversary of the grant. The annual expense for the retention grants included in the pro forma adjustment is $10 million (based on a total grant value of $6 million for the Named Executive Officers (the “NEOs”) and $24 million for other key employees). The total value of these grants was determined based on the criticality of the employee’s position and on a percentage of the employees’ base salary. We cannot determine the number of shares expected to be granted at this time as each share will be valued based on HII’s stock price, which is not yet known.

An additional adjustment of $3 million in compensation expense was included in cost of sales and service revenues to reflect the full year impact of a modification to the terms of Northrop Grumman’s long-term incentive stock plan. The December 2010 modification clarified that certain Northrop Grumman participants transferring to HII would not be deemed terminated under the plan. The plan amendment was made in contemplation of the spin-off to allow continued vesting for our participants. The amount of the adjustment represents the vested portion of the difference between the aggregate value of the incentive awards at the date of the amendment and the value of the awards at their original date of grant.

There is approximately $100 million of products and services provided by Northrop Grumman, at its cost without margin, to HII to support HII’s contracts included in the historical cost of sales and service revenues. Northrop Grumman’s profit margin rate for the type of work provided to NGSB for the year ended December 31, 2010 was approximately 13.4%. Subsequent to the completion of the anticipated spin-off transaction, we will negotiate with Northrop Grumman the terms of future subcontract work to be performed by Northrop Grumman. Because the final terms of such work have not been negotiated and the ultimate margin rates to be paid by HII are unknown, we have not included any pro forma adjustments for incremental subcontract costs.

[B]	A reduction of $20 million to cost of sales and service revenues and $28 million to other current liabilities represents the removal of the 2010 costs and Settlement Liabilities, respectively, associated with specific Federal Contract Matters (as defined in the Separation and Distribution Agreement) relating to costs incurred by Northrop Grumman. These amounts were allocated in the historical financial statements to represent HII’s proportionate share of Northrop Grumman’s accruals for claims and audits identifying potentially disallowed costs and penalties. However, the Separation and Distribution Agreement provides that post separation, HII and Northrop Grumman will each be solely responsible for the resolution of their respective pre-separation allowable cost audits relating to costs incurred at either the HII or Northrop Grumman level. The pro forma adjustment removes all costs incurred by Northrop Grumman that were previously allocated to HII, but which will become the sole responsibility of Northrop Grumman post separation pursuant to the Separation and Distribution Agreement. Costs and obligations incurred by HII for its potential disallowed costs and penalties have been included in the consolidated financial statements and are insignificant.

[C]	The adjustment to interest expense includes $115 million for the year ended December 31, 2010, related to HII’s issuance of $1,775 million of debt as described in Note [E] and the removal of $35 million of interest associated with the elimination of $27 million in interest on the notes payable to parent as described in Note [G] and $8 million in interest related to the $178 million in Go Zone IRBs that was replaced by an equal amount of note payable to parent in November 2010 and effectively refinanced as part of the HII Debt. The pro forma interest expense of $115 million represents interest expense of $103 million using the interest rates and maturities for the $1,775 debt issuance described in Note [E], plus $4 million in interest associated with outstanding letters of credit under the HII Credit Facility and $8 million in amortization of debt issuance costs, determined as described below.

The $27 million interest adjustment was determined by applying the 5% annual interest rate to $537 million of principal for two of the notes payable to parent outstanding for the entire year and by applying the 4.55% annual interest rate to $178 million of principal for the note payable to parent that replaced the Go Zone IRBs in November 2010.

The amortization of debt issuance costs of $8 million was determined by calculating the annual cost associated with the $51 million of capitalized costs described in Note [E]. The components of the capitalized costs were $25 million for the HII Credit Facility term loan to be amortized over five years, $13 million for the HII Debt note due in 2018 to be amortized over seven years and $13 million for the other HII Debt note due in 2021 to be amortized over 10 years.

[D]	The adjustment to Federal income taxes represents the tax effect of the pro forma adjustments impacting earnings before income taxes calculated using the U.S. statutory tax rate of 35% and an increase of $9 million in tax expense associated with the removal of the liability for uncertain federal tax positions as discussed in Note [H].

[E]	These adjustments reflect the incurrence of the HII Debt and entry into the term loan under the HII Credit Facility in an aggregate amount of $1,775 million and the Contribution in the amount of $1,429 million. The $1,200 million in HII Debt consist of a $600 million 6.875% senior note due in 2018 and a $600 million 7.125% senior note due in 2021. The $575 million term loan is due in 2016 and has a variable interest rate based on LIBOR. The rate used in the pro forma adjustment, which averaged 2.84% for 2010, represents the LIBOR rates measured quarterly during the year, plus 2.5%. Costs and expenses related to obtaining the HII Debt including $5 million in costs funded by Northrop Grumman (as discussed in Note [G]), for an estimated total of $51 million, will be capitalized in accordance with GAAP.

[F]	After giving effect to the capitalization transactions, $513 million of borrowing capacity would have been available under our new revolving credit facility of $650 million. See “Description of Material Indebtedness” for further information on the HII Credit Facility. We expect that we will obtain approximately $137 million of letters of credit under this facility upon closing to support various performance obligations, and we expect that there will be no outstanding borrowings under this facility at the date of separation.

[G]	In connection with our recapitalization, we intend to retire the notes payable to parent of $715 million and accrued interest thereon of $239 million, eliminate the parent’s equity in unit of $1,933 million, eliminate the $50 million of pro forma adjustments described below, establish the capital structure ($0 million of common stock and $1,508 million of additional paid-in capital) of HII and make the Contribution of $1,429 million. The $50 million of pro forma adjustments consist of $5 million of capitalized debt issuance costs funded by Northrop Grumman, the removal of $28 million in accumulated Settlement Liabilities associated with Federal Contract Matters as described in Note [B] and the removal of $11 million in liabilities and establishment of $6 million in receivable from Northrop Grumman for uncertain federal and state tax positions as described in Note [H]. For purposes of these pro forma financial statements, we have used $.01 per share par value and the one-for-six exchange ratio for shares of HII common stock based on the 290,956,752 shares of Northrop Grumman common stock outstanding as of December 31, 2010 as filed in Northrop Grumman’s Form 10-K. Adjustments to establish the HII common stock and the associated additional paid-in capital were determined based on the stated value of the common stock and the number of shares outstanding.

[H]	The adjustment of $9 million to federal income taxes and $11 million to other long-term liabilities represents the removal of the 2010 federal tax benefit and liabilities for all uncertain federal tax positions and a portion of the uncertain state tax positions, respectively. These amounts were allocated in the historical financial statements to represent HII’s proportionate share of Northrop Grumman’s liabilities for uncertain federal and state tax positions. However, the Tax Matters Agreement provides that post separation, Northrop Grumman will be solely responsible for the resolution of these pre-separation uncertain tax positions. In certain state tax jurisdictions where NGSB’s pre-separation results were filed in state tax returns separate from Northrop Grumman, the Tax Matters Agreement requires Northrop Grumman to reimburse HII for pre-separation uncertain state tax positions. The adjustment of $6 million to miscellaneous other assets represents a receivable from Northrop Grumman for these items.

[I]	The basic and diluted weighted average shares outstanding were determined by applying the one-for-six exchange ratio described in Note [G] to Northrop Grumman’s basic weighted average shares outstanding as of December 31, 2010 as filed in Northrop Grumman’s Form 10-K. We have assumed the same basic and diluted weighted average shares outstanding because the potentially dilutive effect of the outstanding stock awards and stock options was not material.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     You should read the following discussion of our results of operations and financial condition together with the audited and unaudited historical consolidated financial statements and the notes thereto included elsewhere in this information statement as well as the discussion in the section of this information statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors” and “Special Note About Forward-Looking Statements.”
     The consolidated financial statements, which are discussed below, reflect the historical financial condition, results of operations and cash flows of Northrop Grumman Shipbuilding, Inc., which will be our wholly owned subsidiary at the time of the distribution. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a stand alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.
Overview
     The Spin-Off
     On March 14, 2011, Northrop Grumman approved the spin-off of HII from Northrop Grumman, following which we will be an independent, publicly owned company. As part of the spin-off, Northrop Grumman will complete an internal reorganization, as described in “The Spin-Off—Background.” To complete the spin-off, Northrop Grumman will, following the internal reorganization, distribute to its stockholders all of the shares of our common stock. After completion of the spin-off we will be an independent, publicly owned company and will own and operate the Northrop Grumman shipbuilding business. The spin-off is subject to certain customary conditions. We also expect to enter into a series of agreements with Northrop Grumman, including the Separation and Distribution Agreement and other agreements, which will govern the relationship between us and Northrop Grumman after completion of the spin-off and provide for the allocation between us and Northrop Grumman of various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements are described in “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off.” Consummation of the spin-off is subject to the satisfaction or waiver of certain conditions, as described in “The Spin-Off—Conditions to the Spin-Off.”
     Our Business
     Our business is organized into two operating segments, Gulf Coast and Newport News, which also represent our reportable segments. Through our Gulf Coast shipyards, we are the sole supplier and builder of amphibious assault and expeditionary warfare ships to the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, and one of only two companies that builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. Through our Newport News shipyard, we are the nation’s sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers, and one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy. We build more ships, in more ship types and classes, than any other U.S. naval shipbuilder. We are the exclusive provider of RCOH services for nuclear-powered aircraft carriers, a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy. As prime contractor, principal subcontractor, team member or partner, we participate in many high-priority defense technology programs in the United States. We conduct most of our business with the U.S. Government, principally the Department of Defense.
Factors Affecting Our Results of Operations
     Our operating results are primarily affected by the following factors:
     Contracts
     We generate the majority of our business from long-term government contracts for design, production and support activities. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs including allowable general and administrative costs. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are determined under the requirements of the FAR and Cost Accounting Standards (“CAS”) regulations as allowable and allocable costs. Examples of costs incurred by us and not billed to the U.S. Government in accordance with the requirements of the FAR and CAS regulations include, but are not limited to, certain legal costs, lobbying costs, charitable donations, interest expense and advertising costs.
     We monitor our policies and procedures with respect to our contracts on a regular basis to ensure consistent application under similar terms and conditions as well as compliance with all applicable government regulations. In addition, costs incurred and allocated to contracts with the U.S. Government are routinely audited by the Defense Contract Audit Agency.
     Our long-term contracts typically fall into one of two broad categories:
     Flexibly Priced Contracts — Includes both cost-type and fixed-price incentive contracts. Cost-type contracts provide for reimbursement of the contractor’s allowable costs incurred plus a fee that represents profit. Cost-type contracts generally require that the contractor use its reasonable efforts to accomplish the scope of the work within some specified time and some stated dollar limitation. Fixed-price incentive contracts also provide for reimbursement of the contractor’s allowable costs, but are subject to a cost-share limit which affects profitability. Fixed-price incentive contracts effectively become firm fixed-price contracts once the cost-share limit is reached.
     Firm Fixed-Price Contracts — A firm fixed-price contract is a contract in which the specified scope of work is agreed to for a price that is pre-determined by bid or negotiation, and not generally subject to adjustment regardless of costs incurred by the contractor. Time-and-materials contracts are considered firm fixed-price contracts as they specify a fixed hourly rate for each labor hour charged.
     Approximately 99% of our 2010 revenue was generated by flexibly priced contracts (including certain fixed-price incentive contracts which have exceeded their cost-share limit), with the remaining 1% from firm fixed-price arrangements. Substantially all of our revenue for 2010 was derived from the U.S. Government.
     Contract Fees — Negotiated contract fee structures for both flexibly priced and fixed-price contracts include, but are not limited to: fixed-fee amounts, cost sharing arrangements to reward or penalize for either under or over cost target performance, positive award fees and negative penalty arrangements. Profit margins may vary materially depending on the negotiated contract fee arrangements, percentage-of-completion of the contract, the achievement of performance objectives, and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.
     Award Fees — Certain contracts contain provisions consisting of award fees based on performance criteria such as cost, schedule, quality and technical performance. Award fees are determined and earned based on an evaluation by the customer of our performance against such negotiated criteria. Fees that can be reasonably assured and reasonably estimated are recorded over the performance period of the contract.
     Impacts from Hurricanes
     In August 2005, our shipyards in Louisiana and Mississippi sustained significant windstorm damage as a result of Hurricane Katrina, causing work and production delays. We incurred costs to replace or repair and improve destroyed and damaged assets, suffered losses under our contracts and incurred substantial costs to clean up and recover our operations. We invested significant capital to harden, protect and modernize our Pascagoula facilities, and to ensure the shipyard’s robustness. In 2008, as a result of Hurricane Gustav, our Gulf Coast shipyards experienced a shut-down for several days and a resulting minor delay in ship construction throughout the yards; however, the storm caused no significant physical damage to the yards, we believe in part due to our successful hardening and improvement after Hurricane Katrina. Also in 2008, Hurricane Ike severely impacted a subcontractor’s operations in Texas. The subcontractor produced compartments for two of the LPD amphibious transport dock ships under construction at the Gulf Coast shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, our operating income was reduced during the second half of 2008.
     Recent Developments in U.S. Cost Accounting Standards (CAS) Pension Recovery Rules
     A substantial portion of our current and retired employee population is covered by pension plans, the costs of which are dependent upon various assumptions, including estimates of rates of return on benefit-related assets, discount rates for future payment obligations, rates of future cost growth and trends for future costs. In addition, funding requirements for benefit obligations of our pension plans are subject to legislative and other government regulatory actions. For example, due to government regulations, pension plan cost recoveries under our government contracts may occur in different periods from when those pension costs are accrued for financial statement purposes or when pension funding is made. Timing differences between pension costs accrued for financial statement purposes or when pension funding occurs compared to when such costs are recoverable as allowable costs under our government contracts could have a material adverse effect on our cash flow from operations. See “Notes to Consolidated Financial Statements—Note 17.”

     In addition, on May 10, 2010, the CAS Board published a Notice of Proposed Rulemaking (“NPRM”) that, if adopted, would provide a framework to partially harmonize the CAS rules with the Pension Protection Act of 2006 (“PPA”) funding requirements. The NPRM would “harmonize” by partially mitigating the mismatch between CAS costs and PPA-amended ERISA minimum funding requirements. Until the final rule is published, and to the extent that the final rule does not completely eliminate mismatches between ERISA funding requirements and CAS pension costs, government contractors maintaining defined benefit pension plans will continue to experience a timing mismatch between required contributions and pension expenses recoverable under CAS. We expect the rule to be issued in 2011. The final rule is expected to apply to contracts starting the year following the award of the first CAS covered contract after the effective date of the new rule. This would mean the rule would most likely apply to our contracts in 2012. We anticipate that contractors will be entitled to an equitable adjustment on existing contracts for any additional CAS contract costs resulting from the final rule.
Consolidated Operating Results
     Selected financial highlights are presented in the table below:

	Year ended December 31
$ in millions	2010	2009	2008

Sales and service revenues	$6,723	$6,292	$6,189
Cost of sales and service revenues	5,812	5,442	5,489
Corporate home office and general and administrative costs	663	639	564
Goodwill impairment	—	—	2,490
Operating income (loss)	248	211	(2,354)
Interest expense	40	36	40
Other, net	(2)	1	—
Federal income taxes	71	52	26
Net earnings (loss)	135	124	(2,420)

     Operating Performance Assessment and Reporting
     We manage and assess the performance of our businesses based on our performance on individual contracts and programs obtained generally from government organizations using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates, and Judgments described in our Notes to Consolidated Financial Statements. Our portfolio of long-term contracts is largely flexibly-priced, which means that sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operational performance. Due to FAR rules that govern our business, most types of costs are allowable, and we do not focus on individual cost groupings (such as cost of sales or general and administrative costs) as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues, and operating income, including the effects of significant changes in operating income as a result of changes in contract estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts, however, are described in our analysis.
     Sales and Service Revenues
     Sales and service revenues consist of the following:

	Year ended December 31
$ in millions	2010	2009	2008

Product sales	$5,798	$5,046	$5,207
Service revenues	925	1,246	982

Total sales and service revenues	$6,723	$6,292	$6,189

     2010 — Product sales increased $752 million, or 15%, from 2009. The increase is primarily due to higher sales volume in the LPD and LHA expeditionary warfare programs, the CVN-78 Gerald R. Ford aircraft carrier construction program, the CVN-71 USS Theodore Roosevelt RCOH and the SSN-774 Virginia-class submarine construction program. These increases were partially offset by reduced sales in 2010 due to the 2009 deliveries of LHD-8 USS Makin Island and CVN-77 USS George H.W. Bush. Additionally, during the second quarter of 2010 we announced the wind down of shipbuilding operations at the Avondale facility in 2013 (see “Notes to Consolidated Financial Statements—Note 4”) and reduced product revenues by $115 million to reflect revised estimates to complete LPD-23 and LPD-25. In 2009, we reduced product revenues by $160 million to reflect revised estimates to complete the LPD-class ships and LHA-6 America.

     Service revenues decreased $321 million, or 26%, from 2009. The decrease is primarily due to the completion of the CVN-65 USS Enterprise Extended Dry-docking Selected Restricted Availability (“EDSRA”) in the second quarter of 2010.
     2009 — Product sales decreased $161 million, or 3%, from 2008. The decrease was primarily due to the delivery of several ships in the second and third quarters of 2009, including the aircraft carrier CVN-77 USS George H.W. Bush, the expeditionary ship LHD-8 USS Makin Island, and the surface combatant DDG-105 USS Dewey. The lower volume associated with these ship deliveries during the year was partially offset by higher sales on the construction of SSN-774 Virginia-class submarines and production ramp-ups in the LPD program.
     Service revenues increased $264 million, or 27%, from 2008. The increase was primarily due to higher volume on the CVN-65 USS Enterprise EDSRA and Post-Shakedown Availabilities on the CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson.
     Cost of Sales and Service Revenues
     Cost of sales and service revenues and corporate home office and other general and administrative costs were as follows:

	Year ended December 31
$ in millions	2010	2009	2008

Cost of product sales	$5,042	$4,415	$4,672
% of product sales	87.0%	87.5%	89.7%
Cost of service revenues	770	1,027	817
% of service revenues	83.2%	82.4%	83.2%
Corporate home office and general and administrative costs	663	639	564
% of total sales and service revenues	9.9%	10.2%	9.1%
Goodwill impairment	—	—	2,490

Cost of sales and service revenues	$6,475	$6,081	$8,543

Cost of Product Sales and Service Revenues
     2010 — Cost of product sales increased $627 million, or 14%, from 2009 primarily as a result of the higher sales volume described above. Cost of product sales as a percentage of product sales declined slightly year over year principally as a result of lower unfavorable margin adjustments in our Gulf Coast segment in 2010 relative to 2009 (see “Segment Operating Income (Loss)” below).
     Cost of service revenues decreased $257 million, or 25%, from 2009 primarily as a result of the lower sales volume described above. The modest increase in cost of service revenues as a percentage of service revenues is the result of normal year-to-year variances in contract mix.
     2009 — Cost of product sales in 2009 decreased $257 million, or 6%, from 2008 primarily as a result of the lower sales volume described above. Cost of product sales as a percentage of product sales declined year over year principally as a result of lower unfavorable margin adjustments in our Gulf Coast segment in 2009 relative to 2008 (see “Segment Operating Income (Loss)” below).
     Cost of service revenues in 2009 increased $210 million, or 26%, from 2008 primarily as a result of the higher sales volume described above. The modest decrease in cost of service revenues as a percentage of service revenues is the result of normal year-to-year variances in contract mix.
Corporate Home Office and Other General and Administrative Costs
     In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most corporate home office and other general and administrative costs are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.
     2010 — Corporate home office and other general and administrative expenses in 2010 increased to $663 million from $639 million in 2009 primarily as a result of higher cost allocations for Northrop Grumman management and support services. The Northrop Grumman management and support services expense in 2010 increased to $115 million from $82 million in 2009. The increase in management and support services allocations reflects higher employee compensation expenses in 2010 and the impact of the final allocation of prior year overheads. As a percentage of total sales and service revenues, these costs decreased year over year due principally to the higher sales volume in 2010.

     2009 — Corporate home office and other general and administrative expenses in 2009 increased to $639 million from $564 million in 2008 primarily as a result of higher net pension and post-retirement benefits expense and increased state tax expense. These 2009 increases were partially offset by lower cost allocations for Northrop Grumman management and support services, which included a larger favorable impact of final allocation of prior year overheads. As a percentage of total sales and service revenues, these costs increased year over year due principally to the cost increases described above, partially offset by the higher sales volume in 2009.
Goodwill Impairment
     In 2008, we recorded a non-cash charge totaling $2.5 billion for the impairment of goodwill, driven primarily by adverse equity market conditions that caused a decrease in current market multiples and Northrop Grumman’s stock price as of November 30, 2008. See “Notes to Consolidated Financial Statements—Note 9.”
     Operating Income (Loss)
     We consider operating income to be an important measure for evaluating our operating performance and, as is typical in the industry, we define operating income as revenues less the related cost of producing the revenues and corporate home office and other general and administrative costs.
     We internally manage our operations by reference to “segment operating income.” Segment operating income is defined as operating income before net pension and post-retirement benefits adjustment and deferred state income taxes, neither of which affects segment performance. Segment operating income is one of the key metrics we use to evaluate operating performance. Segment operating income is not, however, a measure of financial performance under the generally accepted accounting principles in the United States of America (“GAAP”), and may not be defined and calculated by other companies in the same manner.
     The table below reconciles segment operating income to total operating income:

	Year ended December 31
$ in millions	2010	2009	2008

Segment operating income (loss)	$294	$284	$(2,328)
Net pension and post-retirement benefits adjustment	(49)	(88)	(25)
Deferred state income taxes	3	15	(1)

Total operating income (loss)	$248	$211	$(2,354)

Segment Operating Income (Loss)
     2010 — Segment operating income was $294 million, an increase of $10 million from 2009. Segment operating income was 4.3% and 4.5% of sales and service revenues for 2010 and 2009, respectively. In 2010, we recorded net performance adjustments of $132 million on the LPD-22 through LPD-25 contract, including the effect of a $113 million charge for the cumulative effect of the $210 million of incremental costs expected in connection with our decision to wind down shipbuilding operations at the Avondale facility in 2013 (see “Notes to Consolidated Financial Statements—Note 4”). Results for 2010 also include an unfavorable adjustment of $30 million to reflect additional costs to complete post-delivery work on LHD-8 USS Makin Island (see “Notes to Consolidated Financial Statements—Note 6”). Results for 2009 included unfavorable performance adjustments totaling $171 million on the LPD-22 through LPD-25 contract, partially offset by a favorable adjustment of $54 million on the LHD-8 contract (see “Notes to Consolidated Financial Statements—Note 6”). Activity within each segment is discussed in “—Segment Operating Results” below.
     2009 — Segment operating income was $284 million as compared with a segment operating loss of $2.3 billion in 2008. The increase was primarily due to the 2008 goodwill impairment charge of $2.5 billion (see “Notes to Consolidated Financial Statements—Note 9”), and improved performance on the LHD expeditionary warfare program as compared to 2008. In 2008, the Gulf Coast segment had net negative performance adjustments of $263 million due principally to adjustments on the LHD-8 contract, as well as cost growth and schedule delays on the LPD program and the effects of Hurricane Ike on a subcontractor’s performance (see “Notes to Consolidated Financial Statements—Notes 6 and 15”).
Net Pension and Post-Retirement Benefits Adjustment
     Net pension and post-retirement benefits adjustment reflects the difference between expenses for pension and other post-retirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS.
     2010 — The net pension and post-retirement benefits adjustment was an expense of $49 million and $88 million in 2010 and 2009, respectively. The decrease in net expense in 2010 is primarily due to lower GAAP pension expense principally as a result of favorable returns on pension plan assets in 2009.

     2009 — The net pension and post-retirement benefits adjustment was an expense of $88 million and $25 million in 2009 and 2008, respectively. The increase in net expense in 2009 was primarily due to negative returns on plan assets in 2008.
Deferred State Income Taxes
     Deferred state income taxes reflect the change in deferred state tax assets and liabilities in the period. These amounts are recorded within operating income while the current period state income tax expense is charged to contract costs and included in cost of sales and service revenues in segment operating income.
     2010 — The benefit provided by deferred state income taxes in 2010 was $3 million, compared to a benefit of $15 million in 2009. The change was primarily due to the timing of contract-related deductions.
     2009 — The benefit provided by deferred state income taxes in 2009 was $15 million, compared to an expense of $1 million in 2008. The change was primarily due to the timing of contract-related deductions.
     Interest Expense
     2010 — Interest expense in 2010 increased $4 million as compared with 2009. The increase is primarily due to lower capitalized interest in 2010, which resulted from a lower level of long-term capital projects in 2010 as compared to 2009.
     2009 — Interest expense in 2009 decreased $4 million, or 10%, as compared with 2008. The decrease is primarily due to higher capitalized interest in 2009, which resulted from a higher level of long-term capital projects in 2009 as compared to 2008.
     Other, net
     2010 — Other, net for 2010 decreased $3 million as compared with 2009. The decrease is primarily due to the write off of $2 million of capitalized debt issuance costs associated with the partial retirement of GO Zone IRBs in the fourth quarter of 2010 pursuant to a tender offer. See “—Financing Activities” below and also “Notes to Consolidated Financial Statements—Note 11.”
     U.S. Federal Income Taxes
     2010 — Our effective tax rate on earnings from continuing operations for 2010 was 34.5% compared with 29.5% in 2009. The increase in effective tax rate is due to the elimination of certain tax benefits with the passage of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and a decrease in the manufacturers’ deduction and the expiration of wage credit benefits, partially offset by the effects of the settlement with the Internal Revenue Service and the U.S. Congressional Joint Committee on Taxation of our parent’s tax returns for the years 2004 through 2006. See “Notes to Consolidated Financial Statements—Note 10.”
     2009 — Our effective tax rate on earnings from continuing operations for 2009 was 29.5% compared with 27.1% in 2008 (excluding the non-cash, non-deductible goodwill impairment charge of $2.5 billion). The effective tax rate for 2008 was lower than 2009 due to the benefit of a higher wage credit in 2008 offset by a higher manufacturing deduction in 2009.

Segment Operating Results
     Basis of Presentation
     We are aligned into two reportable segments: Gulf Coast and Newport News.

	Year ended December 31
$ in millions	2010	2009	2008

Sales and Service Revenues
Gulf Coast	$3,027	$2,865	$2,848
Newport News	3,775	3,534	3,427
Intersegment eliminations	(79)	(107)	(86)

Total sales and service revenues	$6,723	$6,292	$6,189

	Year ended December 31
$ in millions	2010	2009	2008

Operating Income (Loss)
Gulf Coast	$(61)	$(29)	$(1,433)
Newport News	355	313	(895)

Total Segment Operating Income (Loss)	294	284	(2,328)
Non-segment factors affecting operating income (loss)
Net pension and post-retirement benefits adjustment	(49)	(88)	(25)
Deferred state income taxes	3	15	(1)

Total operating income (loss)	$248	$211	$(2,354)

Key Segment Financial Measures
     Sales and Service Revenues
     Period-to-period sales reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the margin rate for a particular contract.
     Segment Operating Income
     Segment operating income reflects the aggregate performance results of contracts within a business area or segment. Excluded from this measure are certain costs not directly associated with contract performance, including net pension and post-retirement benefits expenses and deferred state income taxes. Changes in segment operating income are typically expressed in terms of volume, as discussed in Sales and Service Revenues above, or performance. Performance refers to changes in contract margin rates. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (“EAC”) that reflect improved (or deteriorated) operating performance on a particular contract. Operating income changes are accounted for on a cumulative to date basis at the time an EAC change is recorded. Segment operating income may also be affected by, among other things, contract performance, the effects of workforce stoppages, the effects of natural disasters (such as hurricanes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized (such as warranty reserves) could also impact contract earnings. Where such items have occurred, and the effects are material, a separate description is provided.
     Program Descriptions
     For convenience, a brief description of certain programs discussed in this registration statement on Form 10 is included in the “Glossary of Programs” beginning on page 15.

Gulf Coast

	Year ended December 31
$ in millions	2010	2009	2008

Sales and service revenues	$3,027	$2,865	$2,848
Segment operating loss	(61)	(29)	(1,433)
As a percentage of segment sales	(2.0%)	(1.0%)	(50.3%)

     Sales and Service Revenues
     2010 — Gulf Coast revenues increased $162 million, or 6%, from 2009, primarily driven by $339 million higher sales in Expeditionary Warfare, partially offset by $122 million lower sales in Surface Combatants and $62 million lower sales in Coast Guard & Coastal Defense. The increase in Expeditionary Warfare was due to higher sales volume in the LPD program and on LHA-6 America, partially offset by lower sales in 2010 due to the delivery of LHD-8 USS Makin Island in 2009. The decrease in Surface Combatants was primarily due to lower sales volume on the DDG-51 program following delivery of DDG-105 USS Dewey in the third quarter of 2009. The decrease in Coast Guard & Coastal Defense was primarily due to lower sales volume following delivery of NSC-2 USCGC Waesche in the fourth quarter of 2009.
     2009 — Gulf Coast revenues increased $17 million from 2008, primarily driven by $81 million higher sales in Expeditionary Warfare, partially offset by $64 million lower sales in Surface Combatants. The increase in Expeditionary Warfare was due to higher sales volume in the LPD program due to production ramp-ups, partially offset by the delivery of LHD-8 USS Makin Island in the second quarter of 2009. The decrease in Surface Combatants was primarily due to lower sales volume on the DDG-51 program following delivery of DDG-105 USS Dewey in the third quarter.
     Segment Operating Income
     2010 — Gulf Coast operating loss was $61 million as compared with a loss of $29 million in 2009. The increase in operating loss was caused primarily by unfavorable performance on Expeditionary Warfare programs and a lower level of operating income on other programs resulting from the sales volume reductions described above. In Expeditionary Warfare, we recorded net performance adjustments of $132 million on the LPD-22 through LPD-25 contract, including the effect of a $113 million charge for the cumulative effect of the $210 million of incremental costs expected in connection with our decision to wind down shipbuilding operations at the Avondale facility in 2013 (see “Notes to Consolidated Financial Statements—Note 4”). Additionally, we recognized an unfavorable adjustment of $30 million to reflect additional costs to complete post-delivery work on LHD-8 USS Makin Island (see “Notes to Consolidated Financial Statements—Note 6”). In 2009, operating income included a favorable adjustment of $54 million on the LHD-8 contract, which was more than offset by unfavorable adjustments of $38 million and $171 million on the DDG-51 and LPD programs, respectively.
     2009 — Gulf Coast operating loss was $29 million as compared with a loss of $1.4 billion in 2008. The change was primarily due to the 2008 goodwill impairment charge of $2.5 billion, of which the Gulf Coast segment realized $1.3 billion (see “Notes to Consolidated Financial Statements—Note 9”), and improved performance on LHD-8 USS Makin Island as compared to 2008. In 2008, Gulf Coast had net negative performance adjustments of $263 million due principally to adjustments on the LHD-8 contract, as well as cost growth and schedule delays on the LPD program and the effects of Hurricane Ike on an LPD subcontractor’s performance. The absence of these unfavorable events in 2009 was partially offset by $171 million in net unfavorable performance adjustments in 2009 on the LPD-22 through LPD-25 contract (see “Notes to Consolidated Financial Statements—Note 6”).
Newport News

	Year ended December 31
$ in millions	2010	2009	2008

Sales and service revenues	$3,775	$3,534	$3,427
Segment operating income (loss)	355	313	(895)
As a percentage of segment sales	9.4%	8.9%	(26.1%)

     Sales and Service Revenues
     2010 — Newport News revenues increased $241 million, or 7%, from 2009, primarily driven by $148 million higher sales in Aircraft Carriers and $108 million higher sales in Submarines. The increase in Aircraft Carriers was primarily due to higher sales volume on CVN-78 Gerald R. Ford and CVN-71 USS Theodore Roosevelt RCOH, partially offset by lower volume in 2010 on CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson RCOH, both of which were completed in the second quarter of 2009. The increase in Submarines was primarily due to higher sales volume on the construction of SSN-774 Virginia-class submarines.

     2009 — Newport News revenues increased $107 million, or 3%, from 2008, primarily driven by $176 million higher sales in Submarines and $26 million higher sales in Aircraft Carriers, partially offset by $111 million lower sales in Fleet Support. The increase in Submarines was primarily due to higher sales volume on the construction of SSN-774 Virginia-class submarines. The increase in Aircraft Carriers was primarily due to higher sales volume on CVN-78 Gerald R. Ford, CVN-65 USS Enterprise EDSRA, and CVN-71 USS Theodore Roosevelt RCOH, partially offset by lower volume on CVN-77 USS George H.W. Bush and CVN-70 USS Carl Vinson RCOH, both of which were completed in the second quarter of 2009. The decrease in Fleet Support was primarily due to the redelivery of the USS Toledo submarine in the first quarter of 2009 and decreased carrier fleet support services.
     Segment Operating Income
     2010 — Newport News operating income was $355 million compared with $313 million in 2009. The increase was primarily due to the impact of the sales volume changes described above, improved operating performance on Aircraft Carriers and higher earnings from the company’s equity method investments, which totaled $19 million and $10 million in 2010 and 2009, respectively (see “Notes to Consolidated Financial Statements—Note 12”).
     2009 — Newport News operating income was $313 million as compared with a loss of $895 million in 2008. The increase was primarily due to the 2008 goodwill impairment charge of $2.5 billion, of which the Newport News segment realized $1.2 billion (see “Notes to Consolidated Financial Statements—Note 9”). Additionally, the change in segment operating income in 2009 includes the impact of the higher sales volume described above for Aircraft Carriers and Submarines, partially offset by the impact of lower sales volume in Fleet Support.
Backlog
     Total backlog at December 31, 2010 was approximately $17 billion. Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Backlog excludes unexercised contract options and unfunded Indefinite Delivery/Indefinite Quantity (IDIQ) orders. For contracts having no stated contract values, backlog includes only the amounts committed by the customer.
     The following table presents funded and unfunded backlog by segment at December 31, 2010 and 2009:

	2010			2009
$ in millions	Funded	Unfunded	Total	Funded	Unfunded	Total

Gulf Coast	$4,317	$581	$4,898	$6,070	$38	$6,108
Newport News	5,248	7,191	12,439	5,141	9,116	14,257

Total backlog	$9,565	$7,772	$17,337	$11,211	$9,154	$20,365

     Backlog is converted into the following years’ sales as costs are incurred or deliveries are made. Approximately 31% of the $17 billion total backlog at December 31, 2010 is expected to be converted into sales in 2011. Total U.S. Government orders comprised substantially all of the total backlog at the end of 2010.
     Awards
     2010 — The value of new contract awards during the year ended December 31, 2010, was approximately $3.6 billion. Significant new awards during this period include $480 million for the construction of the U.S. Coast Guard’s fourth National Security Cutter (unnamed), $480 million for design and long-lead material procurement activities for the CVN-79 aircraft carrier (unnamed), $377 million for CVN-78 Gerald R. Ford, $224 million for LHA-7 (unnamed), $184 million for LPD-26 John P. Murtha, $114 million for DDG-114 Callaghan and $62 million for long-lead material procurement activities for LPD-27 (unnamed).
     2009 — The value of new contract awards during the year ended December 31, 2009, was approximately $4.3 billion. Significant new awards during this period include a contract valued at up to $2.4 billion for the CVN-71 USS Theodore Roosevelt RCOH, a contract valued at up to $635 million for engineering, design and modernization support of submarines, and $374 million for design and long-lead material procurement activities for the CVN-79 (unnamed) aircraft carrier.
     Backlog Adjustments
     In 2009, Gulf Coast segment backlog includes a decrease of $670 million for the customer’s restructuring of the DDG-1000 program.
Liquidity and Capital Resources
     We endeavor to ensure the most efficient conversion of operating results into cash for deployment in operating our businesses and maximizing stockholder value. We effectively utilize our capital resources through working capital management, capital expenditures, strategic business acquisitions, debt service, required and voluntary pension contributions, and returning cash to stockholders through Northrop Grumman.
     We use various financial measures to assist in capital deployment decision making, including net cash provided by operating activities and free cash flow. We believe these measures are useful to investors in assessing our financial performance.
     The table below summarizes key components of cash flow provided by operating activities:

	Year ended December 31
$ in millions	2010	2009	2008

Net earnings (loss)	$135	$124	$(2,420)
Goodwill impairment	—	—	2,490
Deferred income taxes	(19)	(98)	10
Other non-cash items (1)	183	186	193
Retiree benefit funding less than (in excess of) expense	33	(28)	(28)
Trade working capital decrease (increase)	27	(272)	94

Net cash provided by (used in) operating activities	$359	$(88)	$339

(1)	Includes depreciation and amortization.
     Cash Flows
     The following is a discussion of our major operating, investing and financing activities for each of the three years in the period ended December 31, 2010, as classified on the consolidated statements of cash flows.
     Operating Activities
     2010 — Net cash provided by operating activities was $359 million in 2010 compared with cash used of $88 million in 2009. The change of $447 million was due principally to a decrease in discretionary pension contributions of $97 million, a decrease in trade working capital of $299 million, and a decrease in deferred income taxes of $79 million. In 2009, trade working capital balances included the unfavorable impact of delayed customer billings associated with the negative performance adjustments on the LPD-22 through LPD-25 contract due to projected cost increases at completion (see “Notes to Consolidated Financial Statements—Note 6”). The change in deferred taxes was due principally to the timing of contract-related deductions. U.S. Federal income tax payments made by Northrop Grumman on our behalf were $89 million in 2010.
     We expect cash generated from operations for 2011 to be sufficient to service debt, meet contract obligations, and finance capital expenditures. Although 2011 cash from operations is expected to be sufficient to service these obligations, we may borrow funds from Northrop Grumman to accommodate timing differences in cash flows. After completion of the spin-off, we will be an independent, publicly owned company and we expect to obtain any funds needed from third parties through the capital markets or bank financing.
     2009 — Net cash provided by operating activities in 2009 decreased $427 million as compared with 2008, due primarily to an increase in trade working capital of $366 million and an increase in deferred income taxes of $108 million. The trade working capital change resulted primarily from the unfavorable impact of delayed customer billings associated with the negative performance adjustments on the LPD-22 through LPD-25 contract due to projected cost increases at completion (see “Notes to Consolidated Financial Statements—Note 6”). The change in deferred taxes was due to the timing of contract-related deductions. U.S. Federal income tax payments made by Northrop Grumman on our behalf were $132 million in 2009.
     2008 — Net cash provided by operating activities in 2008 decreased $271 million as compared with 2007, due primarily to lower net earnings (adjusted for non-cash goodwill impairment), an increase in discretionary pension contributions of $60 million, and a smaller year-over-year decrease in trade working capital of $50 million. The lower net earnings were the result of unfavorable performance on LHD-8 USS Makin Island (see “Notes to Consolidated Financial Statements—Note 6”). The change in trade working capital reflected the receipt in 2007 of $123 million of insurance proceeds related to Hurricane Katrina, partially offset by the impact of Hurricanes Ike and Gustav (see “Notes to Consolidated Financial Statements—Note 15”). U.S. Federal income tax payments made by Northrop Grumman on our behalf were $21 million in 2008.
     Investing Activities
     2010 — Cash used by investing activities was $189 million in 2010, principally for capital expenditures.

     2009 — Cash used by investing activities was $178 million in 2009, due principally to $181 million in capital expenditures.
     2008 — Cash used by investing activities was $152 million in 2008, due primarily to $218 million in capital expenditures. During 2008, we received $61 million from the release of restricted cash related to the GO Zone IRBs (see “Notes to Consolidated Financial Statements—Note 11”).
     Financing Activities
     Transactions between Northrop Grumman and us are reflected as effectively settled for cash at the time of the transaction and are included in financing activities in the consolidated statements of cash flows. The net effect of these transactions is reflected in the parent’s equity in unit in the consolidated statements of financial position.
     2010 — In connection with the potential spin-off, on November 30, 2010, NGSB purchased $178 million of the outstanding principal amount of GO Zone IRBs pursuant to a tender offer. NGSB used the proceeds of an intercompany loan for $178 million with Northrop Grumman to purchase the GO Zone IRBs and submitted the purchased bonds to the trustee for cancellation. See “Notes to Consolidated Financial Statements—Note 11.”
     Free Cash Flow
     Free cash flow represents cash from operating activities less capital expenditures. We believe free cash flow is a useful measure for investors to consider. This measure is a key factor in our planning.
     Free cash flow is not a measure of financial performance under GAAP, and may not be defined and calculated by other companies in the same manner. This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP as indicators of performance.
     The table below reconciles net cash provided by operating activities to free cash flow:

	Year ended December 31
$ in millions	2010	2009	2008

Net cash provided by (used in) operating activities	$359	$(88)	$339
Less capital expenditures	(191)	(181)	(218)

Free cash flow from operations	$168	$(269)	$121

     Other Sources and Uses of Capital
     Additional Capital — Northrop Grumman currently provides certain capital needed in excess of the amounts generated by our operating activities. After completion of the spin-off, we will be an independent, publicly owned company and we expect to obtain any funds needed from third parties through the capital markets or bank financing, and not from Northrop Grumman. We expect cash generated from operations for 2011 to be sufficient to service debt, meet contractual obligations and finance capital expenditures.
     We have (i) incurred $1,200 million of HII Debt (consisting of a $600 million 6.875% senior note due in 2018 and a $600 million 7.125% senior note due in 2021) and (ii) entered into the HII Credit Facility with third-party lenders (in an amount of $1,225 million, comprising a $575 million term loan (due in 2016 with a variable interest rate based on LIBOR plus a spread based on leverage ratio, which at the current leverage ratio is 2.5% and which may vary between 2.0% and 3.0%) that is expected to be funded in connection with the internal reorganization, and a $650 million revolving credit facility (maturing in 2016 with a variable interest rate based on LIBOR plus a spread based upon leverage ratio, which spread at the current leverage ratio is 2.5% and which may vary between 2.0% and 3.0%), of which approximately $137 million of letters of credit are expected to be outstanding at the time of the spin-off, and the remainder will be undrawn. See “Description of Material Indebtedness.” The proceeds of the HII Debt and the HII Credit Facility are to be used to fund the $1,429 million Contribution and for general corporate purposes in the amount of $300 million.
     Financial Arrangements — In the ordinary course of business, Northrop Grumman uses standby letters of credit issued by commercial banks and surety bonds issued by insurance companies principally to support our self-insured workers’ compensation plans. At December 31, 2010, there were $125 million of unused stand-by letters of credit and $296 million of surety bonds outstanding related to our operations. After completion of the spin-off, we will be an independent, publicly owned company. We are working to obtain similar arrangements from the capital markets as needed although we may not be able to obtain letters of credit and surety bonds in the same amount and on as favorable terms and conditions as prior to the spin-off.

Contractual Obligations
     In connection with the spin-off, we intend to enter into a Transition Services Agreement with Northrop Grumman, under which Northrop Grumman or certain of its subsidiaries will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.
     We anticipate that under the Transition Services Agreement, Northrop Grumman will provide certain enterprise shared services (including information technology, resource planning, financial, procurement and human resource services), benefits support services and other specified services to HII. We expect these services will be provided at cost and are planned to extend generally for a period of six to twelve months. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Transition Services Agreement.”
     In connection with the spin-off, we also intend to enter into a Tax Matters Agreement with Northrop Grumman that will govern the respective rights, responsibilities and obligations of Northrop Grumman and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other taxes and related tax returns. As a subsidiary of Northrop Grumman, we have (and will continue to have following the spin-off) several liability with Northrop Grumman to the IRS for the consolidated U.S. Federal income taxes of the Northrop Grumman consolidated group relating to the taxable periods in which we were part of that group. However, we expect that the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and Northrop Grumman will agree to indemnify us against any amounts for which we are not responsible. We expect that the Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off, together with certain related transactions, is not tax-free. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off—Tax Matters Agreement.”
     We do not expect either the Transition Services Agreement or the Tax Matters Agreement to have a significant impact on our financial condition and results of operations.
     The following table presents our contractual obligations and pro forma adjustments reflecting separation from Northrop Grumman as of December 31, 2010, and the estimated timing of future cash payments:

			2012-	2014-	2016 and
$ in millions	Total	2011	2013	2015	beyond

Notes payable to parent(1)	$715	$715	$	$	$
Accrued interest on notes payable to parent(1)	239	239
Long-term debt	105				105
Interest payments on long-term debt	105	8	15	15	67
Operating leases	137	21	36	25	55
Purchase obligations(2)	1,972	1,045	733	190	4
Other long-term liabilities(3)	587	76	127	82	302

Total contractual obligations	$3,860	$2,104	$911	$312	$533

Pro forma adjustments reflecting separation from parent
Notes payable to parent and accrued interest(4)	(954)	(954)
HII debt incurred in connection with spin-off	1,775	29	86	460	1,200
Interest payments on HII debt(5)	797	103	203	195	296

Total contractual obligations with pro forma adjustments	$5,478	$1,282	$1,200	$967	$2,029

(1)	The notes payable to parent and accrued interest are presented as due in 2011 because such notes are due on demand by our parent.

(2)	A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts are primarily comprised of open purchase order commitments to vendors and subcontractors pertaining to funded contracts.

(3)	Other long-term liabilities primarily consist of total accrued workers’ compensation reserves, deferred compensation, and other miscellaneous liabilities, of which $197 million is the current portion of workers’ compensation liabilities. It excludes obligations for uncertain tax positions of $17 million, as the timing of the payments, if any, cannot be reasonably estimated.

(4)	In connection with the recapitalization resulting from the spin-off transaction, the amount of Northrop Grumman’s investment in HII, including intercompany debt and accrued interest thereon, net of the Contribution, will be contributed to additional paid-in capital.

(5)	Interest expense includes interest on $575 million of variable interest rate debt calculated based on interest rates at December 31, 2010.
     Further details regarding long-term debt and operating leases can be found in “Notes to Consolidated Financial Statements—Notes 11 and 14.”
Off-Balance Sheet Arrangements
     As of December 31, 2010, we had no significant off-balance sheet arrangements other than the surety bonds and letters of credit discussed in “Other Sources and Uses of Capital” above and operating leases. For a description of our operating leases, see “Notes to Consolidated Financial Statements—Notes 2 and 14.”
Quantitative and Qualitative Disclosures about Market Risk
     Interest Rates — At December 31, 2010, we do not consider the market risk exposure relating to interest rates to be material to the consolidated financial statements. Substantially all outstanding borrowings were fixed-rate long-term debt obligations. See “Notes to Consolidated Financial Statements—Note 11.”
     Foreign Currency — We may enter into foreign currency forward contracts to manage foreign currency exchange rate risk related to payments to suppliers denominated in foreign currencies. At December 31, 2010, the amount of foreign currency forward contracts outstanding was not material.
Critical Accounting Policies, Estimates and Judgments
     Our consolidated financial statements are prepared in accordance with GAAP, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by our management. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. We consider the policies relating to the following matters to be critical accounting policies:
•	Revenue recognition

•	Purchase accounting and goodwill

•	Litigation, commitments and contingencies

•	Retirement benefits

•	Workers’ compensation
     Revenue Recognition
     Overview — We derive the majority of our business from long-term contracts for the production of goods and services provided to the federal government, which are accounted for in conformity with GAAP, for construction-type and production-type contracts and federal government contractors. We classify contract revenues as product sales or service revenues depending on the predominant attributes of the relevant underlying contracts. We consider the nature of these contracts and the types of products and services provided when determining the proper accounting method for a particular contract.
     Percentage-of-Completion Accounting — We generally recognize revenues from our long-term contracts under the cost-to-cost measure of the percentage-of-completion method of accounting. The percentage-of-completion method recognizes income as work on a contract progresses. For most contracts, sales are calculated based on the percentage of total costs incurred in relation to total estimated costs at completion of the contract. For certain contracts with large up-front purchases of material, sales are generally calculated based on the percentage that direct labor costs incurred bear to total estimated direct labor costs.
     The use of the percentage-of-completion method depends on our ability to make reasonably dependable cost estimates for the design, manufacture, and delivery of our products and services. Such costs are typically incurred over a period of several years, and estimation of these costs requires the use of judgment. We record sales under cost-type contracts as costs are incurred.
     Many contracts contain positive and negative profit incentives based upon performance relative to predetermined targets that may occur during or subsequent to delivery of the product. These incentives take the form of potential additional fees to be earned or penalties to be incurred. Incentives and award fees that can be reasonably assured and reasonably estimated are recorded over the performance period of the contract. Incentives and award fees that are not reasonably assured or cannot be reasonably estimated are recorded when awarded or at such time as a reasonable estimate can be made.
     Changes in estimates of contract sales, costs and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been the original estimate. A significant change in an estimate on one or more contracts could have a material effect on our consolidated financial position or results of operations for that period.
     Cost Estimation — The cost estimation process requires significant judgment and is based upon the professional knowledge and experience of our engineers, program managers, and financial professionals. Factors that are considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete. A significant change in an estimate on one or more contracts could have a material effect on our consolidated financial position or results of operations, and where such changes occur, separate disclosure is made of the nature, underlying conditions and financial impact from the change. We update our contract cost estimates at least annually and more frequently as determined by events or circumstances. We review and assess our cost and revenue estimates for each significant contract on a quarterly basis.
     We record a provision for the entire loss on a contract in the period the loss is determined when estimates of total costs to be incurred on the contract exceed estimates of total revenue to be earned. We offset loss provisions first against costs that are included in unbilled accounts receivable or inventoried assets, with any remaining amount reflected in other current liabilities.
     Purchase Accounting and Goodwill
     Overview — We allocate the purchase price of an acquired business to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Such fair market value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates. For acquisitions completed through December 31, 2008, we recorded adjustments to fair value assessments to goodwill over the purchase price allocation period (typically not exceeding twelve months), and adjusted goodwill for the resolution of income tax uncertainties which extended beyond the purchase price allocation period.
     In 2009, we implemented new GAAP accounting guidance related to business combinations that impacts how we record adjustments to fair values included in the purchase price allocation and the resolution of income tax uncertainties. For acquisitions completed after January 1, 2009, any adjustments to the fair value of purchased assets and subsequent resolution of uncertain tax positions are recognized in net earnings, rather than as adjustments to goodwill. We have had no acquisitions since the new business combination GAAP requirements became effective.
     Tests for Impairment — We perform impairment tests for goodwill as of November 30 each year, or when evidence of potential impairment exists. We record a charge to operations when we determine that an impairment has occurred. In order to test for potential impairment, we use a discounted cash flow analysis, corroborated by comparative market multiples where appropriate.
     The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, discount rate and terminal value assumptions. The discount rate represents the expected cost of new capital. The terminal value assumptions are applied to the final year of the discounted cash flow model.
     As a result of the announcement to wind down operations at the Avondale, Louisiana facility and the Gulf Coast segment’s recent operating losses, we performed an impairment test for each reportable segment’s goodwill. The results of our goodwill impairment tests as of June 30, 2010 and November 30, 2010 indicated that the estimated fair value of each of our reporting units was substantially in excess of its carrying value. See “Notes to Consolidated Financial Statements—Note 4.”

     Litigation, Commitments and Contingencies
     Overview — We are subject to a range of claims, lawsuits, environmental and income tax matters, and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based upon professional knowledge and experience of management and our internal and external legal counsel. In accordance with our practices relating to accounting for contingencies, we record amounts as charges to earnings after taking into consideration the facts and circumstances of each matter, including any settlement offers, and determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any such exposure to us may vary from earlier estimates as further facts and circumstances become known.
     Environmental Accruals — We are subject to the environmental laws and regulations of the jurisdictions in which we conduct operations. We record a liability for the costs of expected environmental remediation obligations when we determine that it is probable we will incur such costs, and the amount of the liability can be reasonably estimated. When a range of costs is possible and no amount within that range is a better estimate than another, we record the minimum amount of the range.
     Factors which could result in changes to the assessment of probability, range of estimated costs and environmental accruals include: modification of planned remedial actions, increase or decrease in the estimated time required to remediate, discovery of more extensive contamination than anticipated, results of efforts to involve other legally responsible parties, financial insolvency of other responsible parties, changes in laws and regulations or contractual obligations affecting remediation requirements and improvements in remediation technology. Although we cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, we do not anticipate that future remediation expenditures will have a material adverse effect on our financial position, results of operations or cash flows.
     Asset Retirement Obligations — We record all known asset retirement obligations for which the liability’s fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts as of December 31, 2010 are $20 million and consist primarily of obligations associated with the wind down of operations at our Avondale facility (see “Notes to Consolidated Financial Statements—Note 4.”). Amounts as of December 31, 2009 were not material.
     We also have known conditional asset retirement obligations related to assets currently in use, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable as of December 31, 2010, due to insufficient information about the timing and method of settlement of the obligation. Accordingly, the fair value of these obligations has not been recorded in the consolidated financial statements. Environmental remediation and/or asset decommissioning of these facilities may be required when we cease to utilize these facilities. In addition, there may be conditional environmental asset retirement obligations that we have not yet discovered (e.g., asbestos may exist in certain buildings which we have not become aware of through its normal business operations), and therefore, these obligations also have not been included in the consolidated financial statements.
     Litigation Accruals — Litigation accruals are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any exposure to us may vary from earlier estimates as further facts and circumstances become known. Based upon the information available, we believe that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on our consolidated financial position, results of operations or cash flows.
     Uncertain Tax Positions — Uncertain tax positions meeting the more-likely-than-not recognition threshold are recognized in the financial statements. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, we recognize an expense for the amount of the penalty in the period the tax position is claimed in our tax return. We recognize interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are recognized as a component of income tax expense. The timing and amount of accrued interest is determined by the applicable tax law associated with an underpayment of income taxes. See “Notes to Consolidated Financial Statements—Note 10.” Under existing GAAP, prior to January 1, 2009, changes in accruals associated with uncertainties arising from the resolution of pre-acquisition contingencies of acquired businesses were charged or credited to goodwill; effective January 1, 2009, such changes are now recorded to income tax expense. Adjustments to other tax accruals are generally recorded in earnings in the period they are determined.
     Retirement Benefits
     Overview — We annually evaluate assumptions used in determining projected benefit obligations and the fair values of plan assets for our pension plans and other post-retirement benefits plans in consultation with our outside actuaries. In the event that we determine that plan amendments or changes in the assumptions are warranted, future pension and post-retirement benefit expenses could increase or decrease.
     Assumptions — The principal assumptions that have a significant effect on our consolidated financial position and results of operations are the discount rate, the expected long-term rate of return on plan assets, the health care cost trend rate and the estimated fair market value of plan assets. For certain plan assets where the fair market value is not readily determinable, such as real estate, private equity, and hedge funds, estimates of fair value are determined using the best information available.
     Discount Rate — The discount rate represents the interest rate that is used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. The discount rate is generally based on the yield of high-quality corporate fixed-income investments. At the end of each year, the discount rate is primarily determined using the results of bond yield curve models based on a portfolio of high quality bonds matching the notional cash inflows with the expected benefit payments for each significant benefit plan. Taking into consideration the factors noted above, our weighted-average pension composite discount rate was 5.84% at December 31, 2010 and 6.04% at December 31, 2009. Holding all other assumptions constant, and since net actuarial gains and losses were in excess of the 10% accounting corridor in 2010, an increase or decrease of 25 basis points in the discount rate assumption for 2010 would have decreased or increased pension and post-retirement benefit expense for 2010 by approximately $13 million, of which $2 million relates to post-retirement benefits, and decreased or increased the amount of the benefit obligation recorded at December 31, 2010, by approximately $140 million, of which $20 million relates to post-retirement benefits. The effects of hypothetical changes in the discount rate for a single year may not be representative and may be asymmetrical or nonlinear for future years because of the application of the accounting corridor. The accounting corridor is a defined range within which amortization of net gains and losses is not required. Due to adverse capital market conditions in 2008 our pension plan assets experienced a negative return of approximately 16% in 2008. As a result, substantially all of our plans experienced net actuarial losses outside the 10% accounting corridor at the end of 2008, thus requiring accumulated gains and losses to be amortized to expense. As a result of this condition, sensitivity of net periodic pension costs to changes in the discount rate was much higher in 2009 and 2010 than was the case in 2008 and prior. This condition is expected to continue into the near future.
     Expected Long-Term Rate of Return — The expected long-term rate of return on plan assets represents the average rate of earnings expected on the funds invested in a specified target asset allocation to provide for anticipated future benefit payment obligations. For 2010 and 2009, we assumed an expected long-term rate of return on plan assets of 8.5%. An increase or decrease of 25 basis points in the expected long-term rate of return assumption for 2010, holding all other assumptions constant, would increase or decrease our pension and post-retirement benefit expense for 2010 by approximately $8 million.
     Health Care Cost Trend Rates — The health care cost trend rates represent the annual rates of change in the cost of health care benefits based on external estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances, and changes in the health status of the plan participants. Using a combination of market expectations and economic projections including the effect of health care reform, we selected an expected initial health care cost trend rate of 8.0% and an ultimate health care cost trend rate of 5.0% reached in 2017. In 2009, we assumed an expected initial health care cost trend rate of 7.0% for 2010 and an ultimate health care cost trend rate of 5.0% reached in 2014. Although our actual cost experience is much lower at this time, market conditions and the potential effects of health care reform are expected to increase medical cost trends in the next one to three years thus our past experience may not reflect future conditions.
     Differences in the initial through the ultimate health care cost trend rates within the range indicated below would have had the following impact on 2010 post-retirement benefit results:

	1-Percentage	1-Percentage
$ in millions	Point Increase	Point Decrease

Increase (Decrease) From Change in Health Care Cost Trend Rates To:
Post-retirement benefit expense	$2	$(2)
Post-retirement benefit liability	18	(18)

     Workers’ Compensation
     Our operations are subject to federal and state workers’ compensation laws. We maintain self-insured workers’ compensation plans, in addition to participating in federal administered second injury workers’ compensation funds. We estimate the required liability for such claims and state funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, our historical loss experience and projected loss development factors as compiled in an annual actuarial study. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred but not reported. Our workers’ compensation liability is discounted at 3.31% and 3.47% at December 31, 2010 and 2009, respectively, based on future payment streams and a risk-free rate. Workers’ compensation benefit obligation on an undiscounted basis is $726 million and $686 million as of December 31, 2010 and 2009, respectively.
Accounting Standard Updates
     Accounting Standards Updates not effective until after December 31, 2010 are not expected to have a significant effect on our consolidated financial position, results of operations or cash flows.

BUSINESS
Our Company
     For more than a century, we have been designing, building, overhauling and repairing ships primarily for the U.S. Navy and the U.S. Coast Guard. We are the nation’s sole industrial designer, builder and refueler of nuclear-powered aircraft carriers, the sole supplier and builder of amphibious assault and expeditionary warfare ships to the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy and one of only two companies that builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. We build more ships, in more ship types and classes, than any other U.S. naval shipbuilder. We are also a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy. With our product capabilities, heavy industrial facilities and a workforce of approximately 39,000 shipbuilders, we believe we are poised to continue to support the long-term objectives of the U.S. Navy to adapt and respond to a complex, uncertain and rapidly changing national security environment.
     Our primary areas of business include the design, construction, repair and maintenance of nuclear-powered ships, such as aircraft carriers and submarines, and non-nuclear ships, such as surface combatants, expeditionary warfare/amphibious assault and coastal defense surface ships, as well as the overhaul and refueling of nuclear-powered ships.
     The credit quality of our primary customer (the U.S. Government), the long life cycle of our products, our significant contracted backlog, our manufacturing capabilities at our heavy industrial facilities and the alignment of our products to the 30-Year Plan assist us in forecasting our near- and long-term business plans that we believe provide us with a measure of financial stability and predictability.
     Our three major shipyards are currently located in Newport News, Virginia, Pascagoula, Mississippi and Avondale, Louisiana.
     We manage our business in two segments: Newport News, which includes all of our nuclear ship design, construction, overhaul and refueling businesses, and Gulf Coast, which includes our non-nuclear ship design, construction, repair and maintenance businesses.
     Newport News
     Through our Newport News shipyard, we are the sole supplier of nuclear-powered aircraft carriers to the U.S. Navy. We delivered the last of the ten-ship CVN-68 Nimitz-class, CVN-77 USS George H.W. Bush, on May 11, 2009. In 2008, we were awarded a $5.1 billion contract for the detail design and construction of the first ship of the CVN-78 Gerald R. Ford-class, the next generation of nuclear-powered aircraft carriers, which is scheduled for delivery in 2015. In 2009, we were also awarded construction preparation contracts totaling $451 million for the second CVN-78 Gerald R. Ford-class aircraft carrier, CVN-79 (unnamed). The duration of this initial CVN-79 award is two years plus a one-year option. The 30-Year Plan includes the award of a new aircraft carrier construction contract every five years.
     Through a teaming agreement with Electric Boat that provides for approximate equality of work allocated between the parties, we provide SSN-774 Virginia-class nuclear fast attack submarines. Under the teaming agreement, Electric Boat is the prime contractor to whom construction contracts have been awarded in blocks, and we are principal subcontractor. Block I was awarded in 1998 and consisted of four submarines, Block II was awarded in 2003 and consisted of six submarines, and Block III was awarded in 2008 and consisted of eight submarines. We and Electric Boat have delivered the first seven submarines of the class (all four submarines from Block I and three submarines from Block II), have another five submarines under construction (the remaining three submarines of Block II and the first two submarines of Block III) and have been contracted to deliver an additional six submarines (the remaining six submarines of Block III). Based on expected build rates, the last Block III SSN-774 Virginia-class submarine is scheduled for delivery in 2018. We are also investing in our facilities to support the increase in production rate from one to two SSN-774 Virginia-class submarines per year beginning in 2011. Additionally, we have begun working with Electric Boat on the initial design phase for the SSBN(X) Ohio-class Submarine Replacement Program. We also have a submarine engineering department that provides planning yard services to the U.S. Navy for its other two classes of nuclear-powered submarines, the Los Angeles-class and the Seawolf-class.
     We are the exclusive provider of RCOH services for nuclear-powered aircraft carriers and a provider of fleet maintenance services to the U.S. Navy. In 2009, we were awarded a contract for up to $2.4 billion for the RCOH of CVN-71 USS Theodore Roosevelt, which is scheduled for redelivery to the U.S. Navy in 2013. In 2010, we were also awarded a three-year $678 million planning contract (an initial award of $79 million with two one-year options) for the RCOH of CVN-72 USS Abraham Lincoln. In 2011, the first option was exercised for $207 million. RCOH execution contracts are awarded approximately every four years. Additionally, we are currently building a facility at our Newport News shipyard for the inactivation of nuclear-powered aircraft carriers, the contract for the first of which, CVN-65 USS Enterprise, is expected to be awarded in 2013.
     We leverage our nuclear capabilities in non-shipbuilding programs as well. For example, we are working with our joint venture partner, AREVA NP, to prepare for the manufacture of heavy components to support civilian nuclear power plant construction work. We are also working with several other joint venture partners for the DoE on environmental management and operations projects at the Savannah River Site near Aiken, South Carolina, and potentially at the Idaho National Laboratory, near Idaho Falls, Idaho. We believe these programs allow us to utilize our nuclear expertise to take advantage of opportunities to provide niche services in our areas of core competencies.
     The table below sets forth the primary product lines in our Newport News segment:
Newport News Programs

Program	Program	Contract	Funding
Name	Description	Overview	Overview
Carrier New Construction CVN-78 Gerald R. Ford-class	• New aircraft carrier for the 21st century • Increased warfighting capabilities • New propulsion plant • Reduced ship manning • Focused on operating cost reduction • Designed for modular construction	• Cost plus incentive fee • Exclusive provider • Incentivized capital investment under the planning contract • 8-year design, 7.5-year construction	• New construction contract expected to be awarded approximately every 5 years

Carrier RCOH	• Complex overhaul of the ship’s machinery and equipment • Refueling of both of the ship’s reactors • Significant renovation and modernization work	• Cost plus incentive fee • Exclusive provider • 3-year advanced planning • Approximately 3.5-year overhaul execution	• RCOH Execution contracts expected to be awarded approximately every 4 years

Submarine New Construction SSN-774 Virginia-class and Fleet Support	• Post-Cold War design focused on maneuverability, stealth, warfighting capability and affordability	• Fixed price incentive • Exclusive provider through joint production arrangement • Incentivized capital investment	• Rate increasing from 1 to 2 annually in 2011 • 7 delivered, 11 additional in program backlog

Program	Program	Contract	Funding
Name	Description	Overview	Overview
	• Designed for modular construction • Constructed under a teaming agreement with Electric Boat • Planning yard services for Los Angeles-class and Seawolf-class	• Multi-ship buys • 5-year construction	• Block IV expected to include 9 submarines with anticipated award at the end of 2013
     The table below sets forth the potential future programs in our Newport News segment:
Newport News Potential Future Programs

Program
Name	Program Description
Aircraft Carrier Inactivation
•     CVN-65 inactivation expected to begin in 2013
•     End-of-life nuclear reactor defueling
•     Inactivation of ship systems, equipment and machinery
•     4-year execution
•     Contracts for Nimitz-class carriers expected to be awarded approximately every 4 years beginning in 2023

Ohio-class Replacement Program	• Anticipated to begin in 2019 • 30-Year Plan includes 12 SSBN(X) submarines • NGSB currently acting as subcontractor in design of SSBN(X)

Energy	• AREVA Newport News: Manufacturing heavy reactor components • DoE: Site management and operations • Newport News Industrial
     Gulf Coast
     Our Gulf Coast shipyards design and construct surface combatant and amphibious assault/expeditionary warfare ships for the U.S. Navy and coastal defense surface ships for the U.S. Coast Guard. We are the sole supplier and builder of amphibious assault/expeditionary warfare ships (LHA, LHD and LPD) to the U.S. Navy. We are currently constructing four LPD-17 San Antonio-class amphibious transport dock ships: LPD-22 San Diego (scheduled for delivery in 2011) and LPD-24 Arlington (scheduled for delivery in 2012) in our Pascagoula, Mississippi shipyard, and LPD-23 Anchorage (scheduled for delivery in 2012) and LPD-25 Somerset (scheduled for delivery in 2013) in our Avondale shipyard. Long-lead procurement is currently underway for LPD-26 and LPD-27. As we complete work on LPD-23 Anchorage and LPD-25 Somerset, we intend to wind down our construction activities at Avondale, our Louisiana shipyard, and two Louisiana components facilities and consolidate all Gulf Coast construction into our Mississippi facilities. We believe that consolidation in Pascagoula would allow us to realize the benefits of serial production, reduce program costs on existing contracts and make future vessels more affordable, thereby reducing overhead rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time.

     In 2009, construction of the LHD-1 Wasp-class amphibious assault ships was concluded with the delivery of LHD-8 USS Makin Island, and the first ship of the follow-on class of large-deck amphibious assault ships, LHA-6 America, is currently under construction and we expect to deliver it in 2013. Long-lead procurement is currently underway for LHA-7.
     We are one of only two companies that build the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers, a program for which the U.S. Navy recently decided to restart production. We delivered DDG-107 USS Gravely to the U.S. Navy in July 2010 and DDG-110 William P. Lawrence in February 2011. Long-lead procurement is currently underway for DDG-113 and DDG-114.
     We are also constructing the composite superstructure of DDG-1000 Zumwalt and DDG-1001 Michael Monsoor.
     For the U.S. Coast Guard, we are currently constructing NSC-3 Stratton (scheduled for delivery in 2011) for the National Security Cutter program, providing advanced and operationally efficient deepwater capabilities for the U.S. Coast Guard. The construction contract for NSC-4 Hamilton was awarded in November 2010. Long-lead procurement is currently underway for NSC-5.
     Additionally, we provide fleet maintenance and modernization services to the U.S. Navy and U.S. Coast Guard fleets. On any given day, over 600 employees of our wholly owned subsidiary AMSEC are on board U.S. Navy ships, assessing equipment conditions, modernizing systems and training sailors. Through our wholly owned subsidiary, CMSD, a Master Ship Repair Contractor, we provide ship repair, regular overhaul and selected restricted availability services (pierside or in customer’s drydocks) for the U.S. Navy. We also perform emergent repair for the U.S. Navy on all classes of ships.
     In 2009, our Gulf Coast shipyards began implementation of a new management approach, the Gulf Coast Operating System, focused on better organizing and managing the construction of the ships we build. Through the Gulf Coast Operating System, we believe program managers will be better able to confirm that a ship is adhering to our newly developed standardized performance metrics, and to assure that we are providing high quality products in a safe, timely and cost-effective manner.
     The table below sets forth the primary product lines in our Gulf Coast segment:
Gulf Coast Programs

Program	Program	Contract	Funding
Name	Description	Overview	Overview
DDG-51 Arleigh Burke-class Destroyer	• Most advanced surface combatant in the fleet • 62-Ship Program/ 28 awarded to us	• Fixed price incentive • 4-year construction	• 32 additional DDG-51s/Large Surface Combatants expected for procurement by 2031 • Long lead time and material contract awarded for DDG-113 and DDG-114

LPD-17 San Antonio-class Amphibious Transport Dock Ship	• Transport and land 700 to 800 Marines, their equipment and supplies • Supports amphibious assault, special operations	• Fixed price incentive • 4.5-year construction	• 5 delivered (LPD 17—21), 4 under construction (LPD 22—25) • Long lead time and material contract awarded for LPD-26 and LPD-27

Program	Program	Contract	Funding
Name	Description	Overview	Overview
LHA-6 America-class Next Generation Amphibious Ship for Joint Operations	• Navy’s largest warfare ship for joint operations • Gas turbines • All electric auxiliaries	• Fixed price incentive • 5-year construction	• LHA-6 under construction • Long lead time and material contract awarded for LHA-7

National Security Cutter (Legend Class)	• Largest/most capable of the U.S. Coast Guard’s new multi-mission cutters • Twin-screw propulsion • Two hangars/large flight deck	• Cost plus incentive fee (NSC 1—3); fixed price incentive (NSC-4) • 3-year construction	• Plan for a total of 8 ships • 2 delivered (NSC-1, 2), 1 under construction (NSC-3) • Construction contract awarded for NSC-4 • Long lead time and material contract awarded for NSC-5
     The table below sets forth a potential future program in our Gulf Coast segment:
Gulf Coast Potential Future Program

Program
Name	Program Description
LSD(X) Amphibious Dock Landing Ship	• Expected to begin in 2017 • 30-Year Plan calls for 12 LSD(X) ships (one every other year) • 4-year construction
History
     Prior to its purchase by Northrop Grumman in 2001, the Newport News shipyard was the largest independent shipyard in the United States. Newport News was built in 1886 to repair ships servicing coal and train facilities in Hampton Roads, Virginia. By 1897, Newport News had built its first three boats for the U.S. Navy. In 1968 Newport News merged with the Tenneco Corporation, and in 1996 was spun-off to form its own corporation, Newport News Shipbuilding.

     Our Gulf Coast operations are centered around our Pascagoula, Mississippi and Avondale, Louisiana shipyards. The Pascagoula shipyard was founded in 1938 as the Ingalls Shipbuilding Corporation (“Ingalls Shipbuilding”). Ingalls Shipbuilding originally began building commercial ships, but in the 1950s shifted its focus to building ships for the U.S. Navy. In 1961, Ingalls Shipbuilding was purchased by Litton, an electronics company building navigation, communications and electronic warfare equipment. In 1999, Litton also acquired Avondale Industries. Organized in 1938, Avondale Industries first began building ocean-faring ships in the 1950s. From 1959 to 1985, Avondale Industries operated as a subsidiary of Ogden Corporation. In 2001, Northrop Grumman acquired Litton. Ingalls Shipbuilding and Avondale Industries became part of Northrop Grumman Ship Systems.
     In January 2008, Northrop Grumman Ship Systems was realigned with Newport News into a single operating segment called Northrop Grumman Shipbuilding.
     Huntington Ingalls Industries, Inc. was incorporated in Delaware on August 4, 2010. Our corporate headquarters are located in Newport News, Virginia.
Defense Industry Overview
     The United States faces a complex, uncertain and rapidly changing national security environment. The defense of the United States and its allies requires the ability to respond to constantly evolving threats, terrorist acts, regional conflicts and cyber attacks, responses to which are increasingly dependent on early threat identification. National responses to such threats can require unilateral or cooperative initiatives ranging from dissuasion, deterrence, active defense, security and stability operations, or peacekeeping. We believe that the U.S. Government will continue to place a high priority on the protection of its engaged forces and citizenry and on minimizing collateral damage when force must be applied in pursuit of national objectives.
     The United States’ engagement in combating terrorism around the world, coupled with the need to modernize U.S. military forces, has driven DoD funding levels since 2001. In February 2010, the DoD released its QDR, a legislatively mandated review of military strategy and priorities that shapes defense funding over the ensuing four years. The QDR emphasized four key strategic priorities: prevailing in today’s wars, preventing and deterring conflict, preparing to defeat adversaries in a wide range of contingencies, and preserving and enhancing the All-Volunteer Force. These priorities combined with supporting key joint mission requirements helped shape the U.S. Navy’s 30-Year Plan.
     We expect that the nation’s engagement in a multi-front, multi-decade struggle will require an affordable balance between investments in current missions and investments in new capabilities to meet future challenges. The DoD faces the additional challenge of recapitalizing equipment and rebuilding readiness at a time when the DoD is pursuing modernization of its capabilities as well as reducing overhead and inefficiencies. The DoD has made a commitment to use resources more effectively and efficiently to support and sustain the warfighter, and the DoD expects the annual defense budget to grow by a nominal one percent, after inflation, in the coming years. The fiscal year 2011 budget submitted by the President and currently under deliberation in Congress requests $548.9 billion in discretionary authority for the DoD base budget, representing a modest increase over the 2010 budget.
     The Pentagon’s five-year spending plan, also submitted to Congress in February 2010, reflects the slow, steady growth requirements set forth in the QDR. Through 2015, the base defense budget is expected to grow at low single-digit rates. Investment spending is also projected to display low-single-digit inflation-adjusted growth, with procurement funding for maturing programs growing and research and development funding for new programs declining over the period.
     In February 2010, the U.S. Navy released its 30-Year Plan, in which the U.S. Navy used the goals and strategies set forth in the QDR to identify the naval capabilities projected to meet the defense challenges faced by the nation in the next three decades. The 30-Year Plan uses, as a baseline, a 313-ship force that was first proposed by the U.S. Navy to Congress in 2006 to design a battle inventory to provide global reach; persistent presence; and strategic, operational and tactical effects expected of naval forces within reasonable levels of funding. The Chief of Naval Operations has stated that the 313-ship fleet is a “floor.” Major elements of the 30-Year Plan include:
•	Shifting the procurement of nuclear-powered aircraft carriers to five-year procurement centers, which will result in a steady-state aircraft carrier force of 11 CVNs throughout the 30 years;

•	Truncating the DDG-1000 Zumwalt-class destroyer program, restarting production of DDG-51 Arleigh Burke-class destroyers and continuing the Advanced Missile Defense Radar (“AMDR”) development efforts;

•	Shifting to a single sea frame for the Littoral Combat Ship (“LCS”) and splitting its production between two shipyards in an effort to reduce the ship’s overall cost;

•	Maintaining an adaptable amphibious landing force of approximately 33 ships;

•	Transitioning to a Combat Logistics force composed of just two types of ships and expanding the size of the Joint High Speed Vessel Fleet;

•	Defining U.S. Navy requirements for 48 fast attack submarines and four guided missile submarines to sustain strike capacity and a robust capability to covertly deploy special operations force personnel. Procurement of Virginia-class submarines will increase to two boats per year starting in 2011 and slow to one boat per year once full rate production of the SSBN(X) Ohio-class Submarine Replacement Program begins; and

•	Projecting procurement of 276 ships over the next 30 years (198 combat ships and 78 logistics and support ships).
     The QDR has directed certain specific enhancements to U.S. forces and capabilities and a number of these enhancements present NGSB with substantial new competitive opportunities including:
•	Exploitation of advantages in subsurface operations;

•	U.S. Air Force and U.S. Navy joint development of air-sea battle concepts to integrate air and naval force capabilities across all operational domains;

•	Increased ballistic missile defense capabilities;

•	Expanded future long-range strike capabilities;

•	Expanded capacity of Virginia-class fast attack nuclear submarines for long-range strike; and

•	U.S. Navy and U.S. Air Force new joint cruise missile alternatives.
     The shipbuilding defense industry, as characterized by its competitors, customers, suppliers, potential entrants and substitutes, is unique in many ways. It is highly capital- and skilled labor-intensive. There are two major participants: us and General Dynamics, which together represent over 90% of the market and employ over 60,000 shipbuilders. The U.S. Navy, a large single customer with many needs and requirements, dominates the industry’s customer base and is served by a supplier base where competition is giving way to exclusive providers. However, there are smaller shipyards entering the market to build the U.S. Navy’s new LCS. The U.S. Navy must compete with other national priorities, including other defense activities and entitlement programs, for a share of federal budget dollars.
     The DoD recently announced various initiatives designed to gain efficiencies, refocus priorities and enhance business practices used by the DoD, including those used to procure goods and services from defense contractors. The most recent initiatives are organized in five major areas: Affordability and Cost Growth; Productivity and Innovation; Competition; Services Acquisition; and Processes and Bureaucracy. These initiatives are still fairly new and the specific impacts on our industry will be understood better as the DoD implements them further. See “Risk Factors—The Department of Defense has announced plans for significant changes to its business practices that could have a material effect on its overall procurement process and adversely impact our current programs and potential new awards.”
Competitive Strengths
     We believe that we have the following key competitive strengths:
     We are one of the two largest publicly owned shipbuilders in the United States. We and our primary competitor are the builders of 232 of the U.S. Navy’s current 286 ships, and the exclusive builders of 16 of the U.S. Navy’s 29 classes of ship (seven classes for which we are the exclusive builder, and four classes for which we are co-builders with our primary competitor). We build more ships, in more types and classes, than any other U.S. naval shipbuilder and we are the exclusive builder of 33 of the U.S. Navy’s 286 ships, representing seven of the U.S. Navy’s 29 classes of ships. We are the sole builder and refueler of nuclear-powered aircraft carriers, the sole supplier of amphibious assault and expeditionary warfare ships for the U.S. Navy, and the sole provider of the National Security Cutter to the U.S. Coast Guard. We are also teamed with Electric Boat as the sole builders of nuclear-powered submarines for the U.S. Navy. We are also a full-service systems provider for the design, engineering, construction and life cycle support of major programs for surface ships and a provider of fleet support and maintenance services for the U.S. Navy. We are one of only two nuclear shipbuilders and the only company capable of constructing and refueling aircraft carriers.
     We have long-term contracts with visible revenue streams and highly probable backlog based on the U.S. Navy’s 30-Year Plan. Most of our contracts are long-term in nature with visible revenue streams. Total backlog at December 31, 2010 was approximately $17 billion. At the end of 2010, total orders from the U.S. Government comprised substantially all of the total backlog. In connection with ships that we have constructed, we expect to continue our regular service and support, including RCOH of aircraft carriers and inactivation of aging nuclear aircraft carriers. For ships that may be built in the future, we intend to continue to pursue and obtain planning and design contracts with the U.S. Government. Thus, we believe we have a highly probable backlog associated with every stage of the life cycle for the ships we build. We believe these factors allow us to assess our financial performance for many years into the future, which contributes to our long-term stability.
     We generate a significant amount of our revenue from contracts for classes of ships for which we are the exclusive provider. We are the exclusive provider of seven of the U.S. Navy’s 29 classes of ships, and a significant amount of our revenue is from contracts for these classes of ships. Collectively, our contracts for ship classes for which we are the exclusive provider accounted for 64% and 68% of our revenues in 2009 and 2010, respectively.
     We are capable of manufacturing multiple classes of ships at our heavy industrial facilities. Our Newport News and Pascagoula shipyards possess heavy industrial assets and are capable of manufacturing multiple ship types and classes. The Newport News shipyard, which is able to simultaneously construct in staggered phases two nuclear aircraft carriers and five nuclear submarines, provide refueling and overhaul services for up to two additional aircraft carriers, and provide maintenance and repair services for additional ships, has an 18-acre all weather onsite steel fabrication workshop, a modular outfitting facility for assembly of a ship’s basic structural modules indoors and on land, machine shops totaling approximately 300,000 square feet, a 1,050-ton gantry crane capable of servicing two aircraft carriers at one time, and a 2,170 foot long drydock. Our Pascagoula shipyard, which is able to simultaneously build several classes of ships for both the U.S. Navy and the U.S. Coast Guard, includes a 30,000-ton floating dry dock, 660-ton gantry crane, a steel fabrication shop with capacity to process 150 tons of steel per day, covered outfitting and stacking halls capable of handling three-deck height grand blocks, and a propulsion assembly building that can hold up to fifteen 30,000 horsepower engines simultaneously. Our Gulfport, Mississippi facility is focused on composite research and engineering and is a 322,000-square foot manufacturing facility capable of building large scale carbon fiber and e-glass composite structures such as mast, deckhouse and hangar structures. Additionally, we have the Virginia Advanced Shipbuilding Carrier Integration Center (“VASCIC”) in Newport News, two Land Based Test Facilities, one in Newport News and one in Pascagoula, and the Center of Excellence for Modeling and Simulation (including the Aviation Simulation Integration Center and the Flexible Infrastructure Laboratory), which is housed at VASCIC.
     We have an experienced management team. Our senior management team has experience in the management of defense and shipbuilding companies and in the areas of project management, supply chain management and technology management. Emphasis is placed on developing and aligning a dynamic leadership team to engage the workforce and drive high performance. Additionally, through our Enhancing Personal Leadership program, we leverage the experience and talent of our current management team to train our new and upcoming leaders to add to the overall depth and skill level of our management.
     We have a workforce of approximately 39,000 shipbuilders. Our workforce includes individuals specializing in 19 crafts and trades, including more than 7,500 engineers and designers and more than 1,000 employees with advanced degrees. Additionally, our workforce is composed of many third-, fourth- and fifth- generation shipbuilding employees. At December 31, 2010, we had 771 Master Shipbuilders, employees who have been with us or our predecessors for over 40 years. We operate two Apprentice Schools: one in Newport News, which trains over 750 apprentices each year in 19 trades and several advanced programs, and one in the Gulf Coast, which currently has nearly 1,000 registered apprentices in its programs. We also provide ongoing training for all of our employees, providing over 60,000 individual training seats in 2009 and 64,000 in 2010 across our Newport News and Gulf Coast operations.
Our Strategy
     Our objectives are to maintain our leadership position in the U.S. naval shipbuilding industry and to deliver long-term value to our stockholders. To achieve these objectives, we utilize the following strategies:
     Strengthen and protect market position.
     Align our business to support the U.S. Navy’s 30-Year Plan. To ensure that we remain the U.S. Navy’s builder of choice on ships we currently build, we intend to continue to align ourselves with the U.S. Navy to support its 30-Year Plan. We intend to continue to support the U.S. Navy in the design and construction of new ships, including the construction of an aircraft carrier and an amphibious assault ship approximately every five years, the restart of construction of DDG-51s and the increase in production rates of VCS to two submarines per year. Through investments in our workforce, processes and facilities, and through the streamlining of our operations, we intend to support continued construction of these core U.S. Navy programs, ensure quality construction and make ships more affordable. We plan to continue to work to keep our U.S. Navy programs fully funded in order to avoid their delay or cancellation.
     Ensure capabilities that support new U.S. Navy requirements. Through alignment with the U.S. Navy’s requirements in the 30-Year Plan, we intend to position ourselves as the provider of choice for new platforms and services related to our current core markets. In 2013, the U.S. Navy is expected to award the first aircraft carrier inactivation contract for CVN-65 USS Enterprise. We intend to complete construction of a new facility at our Newport News shipyard designed specifically for aircraft carrier inactivations, to ensure that we are the U.S. Navy’s choice for this and future aircraft carrier inactivations. We have also deployed our design and engineering talents and capabilities to support work as a subcontractor on the design of the SSBN (X) replacement for the aging Ohio-class ballistic missile submarines, in anticipation of our participation as a subcontractor in the construction of the expected 12 new submarines under that program. Additionally, we intend to position ourselves as the builder of choice for the LSD(X), the next class of amphibious ship expected to be built as a follow-on to the LPD-17 and LHA-6 classes of ships, for which we are currently the exclusive supplier.
     Streamline our operations and footprint to deliver more affordable ships. To maintain our market position, we intend to monitor our operations to determine where strategic investments or consolidation may be necessary to allow us to provide the U.S. Navy with the highest quality, most technologically advanced ships possible, on a cost-effective basis. For example, in light of the U.S. Navy’s 30-Year Plan requirements and the need to continue to make ships more affordable for our customers, we intend to consolidate our Gulf Coast operations and footprint to shift all future Gulf Coast ship construction work to our Pascagoula and Gulfport facilities in Mississippi. Our construction activities at the Avondale shipyard in Louisiana are expected to wind down in 2013 when work on LPD-25 is completed. Future ship construction work would be performed at our larger and more modern Pascagoula shipyard. With this consolidation, we believe that we are ensuring the long-term viability of our Gulf Coast operations by making them more cost competitive through increased throughput, continuity of production, single learning curves and workload efficiency gains. We also expect that this consolidation may reduce program costs on some existing contracts and make future vessels more affordable for the U.S. Navy and the U.S. Coast Guard.
     Execute well on all contracts.
     Improve performance in our Gulf Coast operations. We intend to continue to improve quality, cost and schedule performance in our Gulf Coast operations to address past operational issues, such as quality and high rework costs caused by hurricane -related disruptions, and to maintain our market position on non-nuclear surface ship construction. To accomplish this, our Gulf Coast operations have recently implemented a new management approach that is geared toward planning and managing our work in discrete phases to drive performance, accountability and predictability. Through the Gulf Coast Operating System, we believe program managers will be better able to confirm that a ship is adhering to our newly developed standardized performance metrics, and to assure that we are providing a quality product in a safe, timely and cost-effective manner. By organizing the work on each ship class to provide for the construction in a carefully managed sequence, our Gulf Coast Operating System ensures that each ship within a class is constructed in the same way each time to maximize learning from ship to ship. We intend to continue to utilize the Gulf Coast Operating System across the spectrum of our ships to improve both quality and efficiency of our building processes in all aspects of our design and construction activities, bringing together our engineers, craftspeople and technical workers. See “—Our Business—Gulf Coast.”
     Capture the benefits of serial production. We intend to seek opportunities to maximize the quality and affordability of our ships through serial production, while ensuring that we undertake “first-in-class” construction where such construction is expected to lead to additional serial production. For example, in 2009, we entered into an agreement with the U.S. Navy to shift work on DDG-1001 Michael Monsoor to General Dynamics Bath Iron Works (“BIW”), in exchange for new construction work on two ships in the new flight of the DDG-51 Arleigh Burke-class, DDG-113 William S. Sims and DDG-114 Callaghan (the “Swap Agreement”). In 2008, the U.S. Navy announced that the more expensive DDG-1000 Zumwalt-class is being truncated to three ships. With the Swap Agreement, all three DDG-1000 ships will now be built at BIW, but we will remain the co-lead for the DDG-1000 design and will provide the integrated composite deckhouse and aft peripheral vertical launch system for all three ships. The U.S. Navy anticipates it will procure eight ships in the new flight of DDG-51s over the next five years. We believe the Swap Agreement allows us to benefit from serial production on DDG-51s and to reduce the programmatic complexity and risk of building the DDG-51 and DDG-1000 classes of destroyers simultaneously in one shipyard. We also believe the Swap Agreement eliminates the required investment for a single ship production run that would have occurred if we had built DDG-1001 Michael Monsoor.
     Deliver quality products on contract targets. We are focused on delivering quality products on contract schedule and cost targets for all current contracts, which we believe will protect our market position and enhance our efforts to secure future contracts. We believe we must adhere to schedule and cost commitments and quality expectations on our current U.S. Navy contracts. Specifically, we must execute on our human capital strategy, create and sustain a first-time quality culture and capitalize on our supply chain management initiatives.
Our Business
     We design and construct nuclear and non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including nuclear-powered aircraft carriers and submarines, and non-nuclear surface combatants, amphibious assault ships and National Security Cutters. Additionally, through our shipyards and through our AMSEC and CMSD operations, we provide fleet maintenance and support services for the U.S. Navy’s ships. Our Newport News shipyard is also the exclusive supplier for the overhaul and refueling of nuclear-powered ships for the U.S. Navy.
     Newport News
     The capabilities of our Newport News operations extend from our core nuclear business of designing and constructing nuclear-powered ships, such as aircraft carriers and submarines and the refueling and overhaul of such ships, to our secondary businesses, which are focused on the construction of heavy manufacturing equipment for commercial nuclear power facilities and the operations, management and cleanup of environmental hazard sites through the DoE’s cleanup programs. Our Newport News shipyard is one of the largest shipyards in the United States. Our facilities are located on approximately 550 acres on the mouth of the James River, which adjoins the Chesapeake Bay. The shipyard has two miles of waterfront property and heavy industrial facilities that include seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, a module outfitting facility and various other workshops. Our Newport News shipyard also has a 2,170 foot drydock and a 1,050-ton gantry crane capable of servicing two aircraft carriers at one time.
          Design, Construction and Refueling and Complex Overhaul of Aircraft Carriers
     Engineering, design and construction of U.S. Navy nuclear aircraft carriers are core to our operations. Aircraft carriers are the largest ships in the U.S. Navy’s fleet, with a weight (displacement) of about 90,000 tons. Since 1933, Newport News has delivered 30 aircraft carriers to the U.S. Navy, including all 11 ships currently deployed.
     The U.S. Navy’s newest carrier and the last of the CVN-68 Nimitz-class, CVN-77 USS George H.W. Bush, was delivered on May 11, 2009. Design work on the next generation carrier, the CVN-78 Gerald R. Ford-class, has been underway for over eight years. The CVN-78 Gerald R. Ford-class incorporates transformational technologies including an enhanced flight deck with increased sortie rates, improved weapons movement, a redesigned island, a new nuclear propulsion plant design, flexibility to incorporate future technologies and reduced manning. In 2008, we were awarded a $5.1 billion contract for detail design and construction of the first ship of the class, CVN-78 Gerald R. Ford, which is scheduled for delivery in 2015. In 2009 we were also awarded construction preparation contracts totaling $451 million for the second CVN-78 Gerald R. Ford-class aircraft carrier, CVN-79 (unnamed). The duration of this initial CVN-79 award is two years plus a one-year option.
     We continue to be the exclusive prime contractor for nuclear carrier RCOHs. Each RCOH takes over three years and accounts for approximately 35% of all maintenance and modernization in the service life of an aircraft carrier. RCOH services include propulsion (refueling of reactors, propulsion plant modernization, propulsion plant repairs), restoration of service life (dry docking, tank and void maintenance; hull shafting, propellers, rudders; piping repairs, replacement and upgrades; electrical systems upgrades; aviation capabilities) and modernization (warfare, interoperability and environmental compliance). We provide ongoing maintenance for the U.S. Navy aircraft carrier fleet through both RCOH and repair work. In 2009, the completion of the RCOH of CVN-70 USS Carl Vinson was followed by the arrival of CVN-71 USS Theodore Roosevelt, which is expected to be redelivered to the U.S. Navy following its RCOH in early 2013.
     In 2010, we were awarded a $678 million planning contract (an initial award of $79 million with two one-year options) for the RCOH of CVN-72 USS Abraham Lincoln. In 2011, the first option was exercised for $207 million. We believe that our position as the exclusive designer and builder of nuclear-powered aircraft carriers, as well as the fact that this work requires a highly trained workforce, is capital-intensive and has high barriers to entry due to its nuclear requirements, strongly positions us as the frontrunner for the award of future RCOH contracts on the current and future fleet of U.S. Navy carriers.
          Aircraft Carrier Inactivation
     We anticipate that in 2013 the U.S. Navy will contract with us, through our Newport News shipyard, to inactivate CVN-65 USS Enterprise, the world’s first nuclear-powered aircraft carrier, which was built by us and commissioned in 1961. We are currently building the facility to perform this work at our Newport News shipyard. Additionally, as other aircraft carriers in the naval fleet age, we believe that the U.S. Navy will require inactivation of those ships, and we plan to be positioned as the best choice for the U.S. Navy to grant that work. Aircraft carriers generally have a lifespan of approximately 50 years, and we believe the 11 carriers we have delivered and those we deliver going forward present a significant opportunity for us in the future with respect to both RCOH and inactivation. We expect funding for an aircraft carrier inactivation to be approximately $650 million.
          Design and Construction of Nuclear-Powered Submarines
     We are one of only two U.S. companies capable of designing and building nuclear-powered submarines for the U.S. Navy. Since 1960, Newport News has delivered 56 submarines, including 42 fast attack and 14 ballistic submarines, to the U.S. Navy. Of the 53 nuclear-powered fast attack submarines currently in active service, 25 have been delivered by Newport News. Our nuclear submarine program, located at our Newport News shipyard, includes construction, engineering, design, research and integrated planning. In February 1997, Northrop Grumman and Electric Boat executed a teaming agreement to cooperatively build SSN-774 Virginia-class fast attack nuclear submarines. Under the present arrangement, we build the stern, habitability and machinery spaces, torpedo room, sail and bow, while Electric Boat builds the engine room and control room. Work on the reactor plant and the final assembly, test, outfit and delivery is alternated between us and Electric Boat with Electric Boat performing this work on the odd numbered deliveries and Newport News on the even numbered deliveries. The initial four submarines in the class were delivered in 2004, 2006 and 2008. With Electric Boat as the prime contractor and us as a principal subcontractor, the team was awarded a construction contract in August 2003 for the second block of six SSN-774 Virginia-class submarines, the first two of which were delivered in 2008 and 2009, respectively. Construction on the remaining four submarines of the second block is underway, with the last scheduled to be delivered in 2014. In December 2008, the team was awarded a construction contract for the third block of eight SSN-774 Virginia-class submarines. The multi-year contract allows us and our teammate to proceed with the construction of one submarine per year in 2010, increasing to two submarines per year from 2011 to 2013. The eighth submarine to be procured under this contract is scheduled for delivery in 2019.
          SSBN(X) Ohio-Class Replacement Program
     The 30-Year Plan discusses the U.S. Navy’s intention to focus on the design and construction of replacement boats for the current aging Ohio-class ballistic and cruise missile submarines. The U.S. Navy has committed to designing a replacement class for the aging Ohio-class nuclear ballistic submarines, which were first introduced into service in 1981. The SSBN(X) Ohio-class Submarine Replacement Program represents a new program opportunity for us. Electric Boat is expected to lead the program. Although the contract is not yet negotiated, we expect to share in the design effort and our experience and well-qualified workforce position us for a potential role in the construction effort. The Ohio-class includes 14 ballistic missile submarines (SSBN) and four cruise missile submarines (SSGN). The Ohio-class Submarine Replacement Program currently calls for 12 new ballistic missile submarines over a 15-year period for approximately $4 to $7 billion each. The first Ohio-class ballistic submarine is expected to be retired in 2029, meaning that the first replacement platform should be in commission by that time. The U.S. Navy has initiated the design process for this class of submarine, and we have begun design work as a subcontractor to Electric Boat. We cannot guarantee that we will continue to work on the SSBN(X) design with Electric Boat, and we can give no assurance regarding the final design concept chosen by the U.S. Navy or the amount of funding made available by Congress for the SSBN(X) Ohio-class Submarine Replacement Program. Construction is expected to begin in 2019 with the procurement of long-lead time materials in 2015. We believe that this program may represent a significant opportunity for us in the future.
          Energy
     Our DoE and Commercial Nuclear Programs leverage our core competencies in nuclear operations, program management and heavy manufacturing. We selectively partner with experienced industry leaders and we are significant participants in three joint ventures. Additionally, through our subsidiary Newport News Industrial Corporation (“NNI”), we are able to provide a range of services to the energy and petrochemical industries as well as government customers.
AREVA Newport News, LLC
     In October 2008, we announced the formation of a joint venture, AREVA Newport News, LLC, with AREVA NP to build a new manufacturing facility in Newport News, Virginia to help supply heavy components to the civilian nuclear electrical power sector. AREVA Newport News plans to construct a production facility for the manufacture of heavy commercial nuclear power plant components. We are minority owners of the limited liability company that we formed pursuant to this joint venture.
DoE Programs
Savannah River
     In January 2008, Savannah River Nuclear Solutions, LLC, our joint venture with Fluor Corporation and Honeywell International Inc., was awarded a five-year $4 billion contract for site management and operations of the DoE’s Savannah River Site located 12 miles south of Aiken, South Carolina. Work at the site includes management of a national laboratory and the cleanup of nuclear waste, both newly generated and backlogged and legacy wastes that exist at various facilities throughout the Savannah River Site. As part of the American Recovery and Reinvestment Act of 2009, Savannah River Nuclear Solutions was awarded a stimulus contract for $1.4 billion to deactivate and remediate several reactors and sites at the Savannah River Site. We have a 34% ownership stake in Savannah River Nuclear Solutions, LLC.
Idaho National Laboratory
     We, together with our joint venture partner CH2M Hill, bid on environmental management and cleanup projects for the DoE at the Idaho National Laboratory, near Idaho Falls, Idaho. In March 2010, the team was awarded a six-year $590 million contract, which award was protested and is under re-evaluation by the DoE. We have a 25% ownership stake in CH2M Hill Newport News Nuclear, LLC.
Newport News Industrial
     NNI was incorporated in 1965 and provides a range of support services to operating commercial nuclear power plants. In the 45 years since it was founded, NNI has expanded its capabilities, continuing to provide support for nuclear energy work, as well as for fossil power plants and other industrial facilities. NNI focuses on fabrication services, construction services, equipment services, technical services and product sales to its customers, which include both private industry as well as government entities such as NASA, the DoE and the DoD.
          VASCIC
     Established in 1998 with state funding, VASCIC, located in Newport News, Virginia, is the only facility in the world devoted to furthering research for nuclear-powered aircraft carriers and submarines. VASCIC is a facility where we conduct on-site warfare systems testing, training and laboratory research for the next generation of aircraft carriers, submarines and other ships. The center houses a team of systems experts who work together to develop and test advanced technology systems for aircraft carriers and other U.S. Navy ships, with a goal of reducing cost and increasing capability. VASCIC benefits the U.S. Navy and we believe represents a competitive advantage for us by developing future naval capabilities, reducing total ownership cost and facilitating technology transfer.
     Gulf Coast
     Through our Gulf Coast operations, we design and construct non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including amphibious assault ships, surface combatants and National Security Cutters. We are the sole supplier of amphibious assault ships to the U.S. Navy and have built 26 of the 62-ship DDG-51 Arleigh Burke-class of Aegis guided missile destroyers in active service. We are also the sole supplier of the large multi-mission National Security Cutters for the U.S. Coast Guard. Our Gulf Coast shipbuilding sites are located in Mississippi (Pascagoula and Gulfport) and Louisiana (Tallulah, Waggaman and Avondale). We intend to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities by 2013 and consolidate all Gulf Coast construction into our Mississippi facilities. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time. Our various Gulf Coast facilities offer a collection of manufacturing capabilities with advantages, such as a 660-ton gantry crane, a shipbuilding facility focused on composite research and engineering and a Land Based Test Facility.
     When our current management team assumed responsibility for NGSB in 2008, they identified key operational issues impacting the Gulf Coast. By applying best practices and lessons learned from lead ship construction experience, they implemented the Gulf Coast Operating System to improve performance across the Gulf Coast. We believe this new system will result in significant improvement in Gulf Coast operational performance.
     The Gulf Coast Operating System organizes the construction of ships into 12-week phases with a discrete statement of work and cost and schedule goals. Through the Gulf Coast Operating System, program managers are able to ensure that a ship is adhering to our newly developed standardized performance metrics and that we are providing the highest possible quality products on a timely and cost-effective basis. The key features of the operating system are:
•	Ship class plans. These plans apply to an entire class of ships and enforce conformity within the class. Construction is scheduled at the lowest level of work and in the most efficient work sequence by craft, thereby ensuring consistent ship construction and maximum “learning” (i.e., cost reduction) from ship to ship.

•	Phase commitment and “hot wash.” This is a process whereby cost, schedule and work completion goals for each 12-week phase are established prior to commencing work. These commitments are the baseline for performance measurement, providing improved visibility for each phase and monitoring actual versus committed performance on a weekly basis. This additional rigor around completing work in the scheduled phase allows for timely corrective actions within the phase if actual performance deviates from commitments and precludes additional cost associated with out-of-phase work. At the completion of the phase, a formal “hot wash” process occurs that documents actual performance versus commitments and enables adjustments to EACs and future phase plans. These EAC updates ensure timely adjustments are made and effectively reduce or eliminate surprises that traditionally accompany annual reviews of EAC.

•	Performance measurement. Using standardized metrics, performance measurements have been institutionalized across the Gulf Coast to support the Operating System’s rhythm. The metrics include both lagging and leading indicators of performance. Each ship’s performance metrics are reviewed by management and staff weekly to allow for timely corrective actions and are also consolidated in an “Executive Dashboard” web-based visibility system for access by our entire management team.

•	Risk/opportunity management. This process links a ship’s total risk and opportunity to phases of construction. Risk mitigation and opportunity plans are developed by phase and monitored to assess progress. The ship’s Program Manager owns the risk/opportunity process, which is administered by a centralized organization that ensures consistency throughout the portfolio.

•	Labor resource plan (“LRP”). The LRP establishes employment requirements by craft or organization over the ship’s construction phase. The LRP integrates class plans and ship schedules with actual versus committed phase performance to establish hiring plans and the allocation of manning across ships. This integrated yard-wide labor resource plan enables an orderly proactive approach to hiring, overtime plans and movement of manning from ship to ship.

•	Quarterly estimate at completion. The EAC process is performed on each ship and integrates performance across the Gulf Coast Operating System. It incorporates a bottom-up EAC process as well as top-down performance metrics to validate the program’s EAC. Each ship must address favorable or unfavorable results within the quarter and adjust (if necessary) program plan, EACs, and the program’s financials.
     We believe that the increased integration and efficient utilization of workers, schedule and cost transparency and management oversight of the shipbuilding process through our Gulf Coast Operating System will enable us to execute on our current contracts, strengthen our position with the U.S. Navy and allow us to continue to improve our operations in the future.
          Amphibious Assault Ships
     We are the sole provider of amphibious assault and expeditionary warfare ships for the U.S. Navy. Design, construction and modernization of the U.S. Navy Large Deck Amphibious ships (LHA and LHD) are core to our Gulf Coast operations. In 2009, construction of LHD-1 Wasp-class multipurpose amphibious assault ships was concluded with the delivery of LHD-8 USS Makin Island. In 2007, we were awarded the construction contract for LHA-6 America, the first in a new class of enhanced amphibious assault ships designed from the keel up to be an aviation optimized Marine assault platform. The first ship of the LHA-6 America-class is currently under construction and we expect to deliver it in 2013. The LHA is a key component of the U.S. Navy-Marine Corps requirement for 11 Expeditionary Strike Groups/Amphibious Readiness Groups.
     The LPD program is one of our Gulf Coast operations’ two long-run production programs where we have an opportunity to take advantage of cost reductions due to learning ship-over-ship. We are currently constructing four LPD-17 San Antonio-class amphibious transport dock ships: LPD-22 San Diego (scheduled for delivery in 2011) and LPD-24 Arlington (scheduled for delivery in 2012) in our Pascagoula, Mississippi shipyard, and LPD-23 Anchorage (scheduled for delivery in 2012) and LPD-25 Somerset (scheduled for delivery in 2013) in our Avondale shipyard. Additionally, long lead time material contracts for LPD-26 John P. Murtha and LPD-27 (unnamed) were awarded in June 2009 and October 2010, respectively.
     As we complete work on LPD-23 Anchorage and LPD-25 Somerset, we intend to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities (Waggaman and Tallulah) by 2013 and consolidate all Gulf Coast construction into our Mississippi facilities. We believe that this consolidation will allow our Gulf Coast shipbuilding decreased fixed overhead expenses, provide improved facility utilization and a more cost-efficient construction process and allow us to centralize our shipbuilding learning and realize the benefits of serial production. We expect that consolidation of operations in Pascagoula and Gulfport would reduce program costs on existing contracts and make future vessels more affordable, thereby reducing rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time.
          Surface Combatants
     We are a design agent for and one of only two companies that constructs the DDG-51 Arleigh Burke-class guided missile destroyers, as well as major components for the DDG-1000 Zumwalt-class of land attack destroyers. We previously delivered 27 DDG-51 Arleigh Burke-class destroyers to the U.S. Navy and were awarded a long lead time material contract for a restart of the DDG-51 Arleigh Burke-class in December 2009. We delivered DDG-107 USS Gravely to the U.S. Navy in July 2010 and DDG-110 William P. Lawrence in February 2011. Our participation in the DDG-1000 Zumwalt-class guided missile destroyers program includes detailed design and construction of the ships’ integrated composite deckhouses, as well as portions of the ships’ aft peripheral vertical launch systems. The U.S. Navy expects to build three DDG-1000

Zumwalt-class destroyers. At our Gulfport, Mississippi shipyard, which is focused on composite research and engineering, we are currently constructing the composite superstructure of DDG-1000 Zumwalt and DDG-1001 Michael Monsoor.
     As set forth in the 30-Year Plan, the U.S. Navy has decided to truncate the DDG-1000 Zumwalt-class program and restart the DDG-51 Arleigh Burke-class destroyer production line. As a result of that determination, in December 2009, we were awarded a $171 million long lead contract for the next ship in the DDG-51 Arleigh Burke-class. We anticipate that the DoD will award the construction contract for DDG-113 William S. Sims in 2011 and the construction contract for DDG-114 Callaghan in 2012. We intend to be the U.S. Navy’s contractor of choice for the construction of the DDG-51 Arleigh Burke-class ships.
          National Security Cutter
     We are a participant, along with Lockheed Martin, in the U.S. Coast Guard’s Deepwater Modernization Program. This program is designed to replace aging and operationally expensive ships and aircraft used to conduct missions in excess of 50 miles from the shoreline. The flagship of this program is the NSC, a multi-mission platform designed and built by us. This type of cutter meets or exceeds traditional U.S. Coast Guard mission requirements as well as counter-terrorism requirements. In 2006, ICGS, a joint venture between us and Lockheed Martin was awarded a 43-month extension of the original design and construction contract awarded to the joint venture for the Deepwater Modernization Program. The first National Security Cutter, NSC-1 USCGC Bertholf, was delivered to the U.S. Coast Guard in 2008 followed by NSC-2 USCGC Waesche in 2009. Currently, NSC-3 Stratton is in construction, and the construction contract for NSC-4 Hamilton was awarded in November 2010. Long-lead procurement is currently underway for NSC-5. We believe that future NSC procurements will be contracted directly to us and not to the joint venture.
          Fleet Support
AMSEC and Continental Maritime
     Fleet support provides comprehensive life-cycle services, including depot maintenance, modernization, repairs, logistics and technical support and planning yard services for naval and commercial vessels through our AMSEC and CMSD subsidiaries. We have ship repair facilities in Newport News, Virginia, and San Diego, California, which are near the U.S. Navy’s largest homeports of Norfolk, Virginia and San Diego. AMSEC provides naval architecture and marine engineering, ship system assessments, maintenance engineering and logistics services to the U.S. Navy and commercial maritime industry from 28 locations nationwide and overseas. On any given day, over 600 of our AMSEC employees are on board U.S. Navy ships, assessing equipment conditions, modernizing systems and training sailors. Through CMSD, a Master Ship Repair Contractor, we provide ship repair, regular overhaul and selected restricted availability services (pierside or in customer’s drydocks) for the U.S. Navy. We also perform emergent repair for the U.S. Navy on all classes of ships.
Customers
     U.S. Government revenue accounted for substantially all of total revenue in 2010, 2009 and 2008. Of those revenues in 2010, 97% were from the U.S. Navy and 3% from the U.S. Coast Guard. While we are reliant upon the U.S. Government for substantially all of our business, we are also the design agent and sole supplier for the nuclear aircraft carrier CVN-68 Nimitz-class and CVN-78 Gerald R. Ford-class, and together with our teammate Electric Boat, we are responsible for the construction of the entire SSN-774 Virginia-class of nuclear submarines. We are the builder of 28 of the original 62-ship program for DDG-51 Arleigh Burke-class U.S. Navy destroyers and the builder of amphibious assault ships (LHA, LHD and LPD). In addition, we have built the largest multi-mission National Security Cutters for the U.S. Coast Guard.
Intellectual Property
     We incorporate new technologies and designs into our vessels. With more than 2,500 engineers, designers and technicians, we develop and implement new ship technologies.
Research and Development
     Our research and development activities primarily include independent research and development (“IR&D”) efforts related to government programs. IR&D expenses are included in general and administrative expenses and are generally allocated to U.S. Government contracts. IR&D expenses totaled approximately $23 million, $21 million and $21 million for each of the years ended December 2010, 2009 and 2008, respectively. Expenses for research and development required by contracts are charged directly to the related contracts.
     At VASCIC, we conduct on-site warfare systems testing, training and laboratory research for the next generation aircraft carriers, submarines and other ships. VASCIC serves as the focal point for the integration of ship systems and the application of new technologies. It has a classified facility and an integration area that allows for research and development related to setup and testing of electronic as well as hull, mechanical and electrical systems prior to introducing new equipment on board a ship. It also has modeling and simulation capability allowing for visualization using 3-D displays. See “—Our Business—VASCIC.”
Governmental Regulation and Supervision
     Our business is affected by numerous laws and regulations relating to the award, administration and performance of U.S. Government contracts. See “Risk Factors—Risks Relating to Our Business.”
     We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the U.S. Navy’s Supervisor of Shipbuilding, the Defense Contract Audit Agency and the Defense Contract Management Agency. These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include but are not limited to our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, earned value management systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. The U.S. Government also has the ability to decrement payments when it deems systems subject to its review to be inadequate.
     In addition, the U.S. Government generally has the ability to terminate contracts, in whole or in part, with little to no prior notice, for convenience or for default based on performance. In the event of termination for the government’s convenience, contractors are normally protected by provisions covering reimbursement for costs incurred on the contracts and profit on those costs, but not for anticipatory profit on the work that was terminated. Termination resulting from our default could expose us to various liabilities, including but not limited to excess reprocurement costs, and could have a material adverse effect on our ability to compete for contracts. See “Risk Factors—Risks Relating to Our Business.”
     In 2009, Congress passed legislation to improve the organization and procedures of the DoD for the acquisition of major weapons systems, including shipbuilding and maritime systems. This legislation, the Weapon System Acquisition Reform Act of 2009, requires the DoD to develop mechanisms to address cost, schedule and performance in establishing program requirements. As acquisition reform progresses, we will continue to anticipate and respond to the actions of the Pentagon and Congress to determine their impact on our operations.
     U.S. Government contractors must comply with a myriad of significant procurement regulations and other requirements. Contracting with the U.S. Government may result in our filing of Requests for Equitable Adjustments (“REAs”) in connection with government contracts. REAs represent requests for the U.S. Government to make appropriate adjustments to aspects of a contract including pricing, delivery schedule, technical requirements or other affected terms, due to changes in the original contract requirements and resulting delays and disruption in contract performance for which the U.S. Government is responsible. REAs are prepared, submitted and negotiated in the ordinary course of business, and large REAs are not uncommon at the conclusion of both new construction and overhaul activities. Such REAs are not considered claims under the Contract Disputes Act of 1978, although they may be converted to such claims if good faith negotiations are unproductive.
     In cases where there are multiple suppliers, contracts for the construction and conversion of U.S. Navy ships and submarines are generally subject to competitive bidding. In evaluating proposed prices, the U.S. Navy sometimes requires that each bidder submit information on pricing, estimated costs of completion and anticipated profit margins in order to assess cost realism. The U.S. Navy uses this and other data to determine an estimated cost for each bidder. Under U.S. Government regulations, certain costs, including certain financing costs and marketing expenses, are not allowable contract costs. The U.S. Government also regulates the methods by which all costs, including overhead, are allocated to government contracts.
     Additional procurement regulations to which our contracts with various agencies of the U.S. Government and subcontracts with other prime contractors are subject include but are not limited to the Truth in Negotiations Act, the Procurement Integrity Act, the False Claims Act, Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. Noncompliance found by any one agency may result in fines, penalties, debarment or suspension from receiving additional contracts with all U.S. Government agencies.
Raw Materials
     The most significant raw material we use is steel. Other materials used in large quantities include paint, aluminum, pipe, electrical cable and fittings. All of these materials are currently available in adequate supply from domestic and foreign sources. In connection with our government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. Generally, for all of our long-term contracts, we obtain price quotations for many of our materials requirements from multiple suppliers to ensure competitive pricing. We have not generally been dependent upon any one supply source; however, due largely to the consolidation of the defense industry, there are currently several components for which there is only one supplier. We believe that these sole source suppliers as well as our overall supplier base are adequate to meet our future needs. We have mitigated some supply risk by negotiating long-term agreements with a number of steel suppliers; such agreements are anticipated to be renegotiated in 2011. In addition, we have mitigated price risk related to steel purchases through certain contractual arrangements with the U.S. Government. We must continue our efforts to maintain sources for raw materials, fabricated parts, electronic components and major subassemblies. In this manufacturing and systems integration environment, effective oversight of subcontractors and suppliers is as vital to success as managing internal operations. While we have generally been able to obtain key raw materials required in our production processes in a timely manner, a significant delay in supply deliveries could have a material adverse effect on our financial position, results of operations or cash flows. See “Risk Factors—Risks Relating to Our Business.”
Competition
     We primarily compete with General Dynamics and to a lesser extent with smaller shipyards, one or more of whom may be teamed with a large defense contractor. Intense competition related to programs, resources and funding, and long operating cycles are both key characteristics of our business and the defense industry. It is common in this industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, turn out to be a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and, simultaneously, perform as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many industries.
     We believe we are well-positioned in the market. Because we are the only company currently capable of building and refueling the U.S. Navy’s nuclear-powered aircraft carriers, we believe we are in a strong competitive position to be awarded any contracts to build or refuel nuclear-powered aircraft carriers. We are the only builder of large deck amphibious assault and expeditionary warfare ships for the U.S. Navy, including LHD, LHA and LPD, and would be positioned to be awarded any future contracts for these types of vessels. Our success in the competitive shipbuilding defense industry depends upon our ability to develop, market and produce our products and services at a cost consistent with the U.S. Navy’s budget, as well as our ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency.
Environmental, Health and Safety
     Our manufacturing operations are subject to and affected by federal, state and local laws and regulations relating to the protection of the environment. We provide for the estimated cost to complete environmental remediation where we determine it is probable that we will incur such costs in the future in amounts we can reasonably estimate to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where we are named a Potentially Responsible Party (“PRP”) by the U.S. Environmental Protection Agency or similarly designated by other environmental agencies. These estimates may change given the inherent difficulty in estimating environmental cleanup costs to be incurred in the future due to the uncertainties regarding the extent of the required cleanup, determination of legally responsible parties, and the status of laws, regulations and their interpretations.
     We assess the potential impact on our financial statements by estimating the range of reasonably possible remediation costs that we could incur on a site-by-site basis, taking into account currently available facts on each site as well as the current state of technology and prior experience in remediating contaminated sites. We review our estimates periodically and adjust them to reflect changes in facts and technical and legal circumstances. We record accruals for environmental cleanup costs in the accounting period in which it becomes probable we have incurred a liability and the costs can be reasonably estimated. We record insurance recoveries only when we determine that collection is probable and we do not include any litigation costs related to environmental matters in our environmental remediation accrual.
     We estimate that as of December 31, 2010, the probable future costs for environmental remediation sites is $3 million, which is accrued in other current liabilities in the consolidated statements of financial position. We record environmental accruals on an undiscounted basis. At sites involving multiple parties, we provide environmental accruals based upon our expected share of liability, taking into account the financial viability of other jointly liable parties. We expense or capitalize environmental expenditures as appropriate. Capitalized expenditures relate to long-lived improvements in currently operating facilities. We may have to incur costs in addition to those already estimated and accrued if other PRPs do not pay their allocable share of remediation costs, which could have a material effect on our business, financial position, results of operations or cash flows. We have made the investments we believe necessary to comply with environmental laws. Although we cannot predict whether information gained as projects progress will materially affect the estimated accrued liability, we do not anticipate that future remediation expenditures will have a material adverse effect on our financial position, results of operations or cash flows.
     We may incur future environmental costs at some point that may be related to the wind down of our construction activities at Avondale. Due to insufficient information about the nature, timing and extent of any potential environmental remediation and costs that we may experience at some point, these costs are not reasonably estimable at this time. Accordingly, potential environmental costs associated with the wind down of our construction activities at Avondale are not included in the estimated $3 million of probable future costs for environmental remediation sites discussed above, in the $310 million estimate of asset write downs and restructuring-related Avondale costs noted above or in the consolidated financial statements. Based on the FAR, we expect that a significant portion of any potential future environmental costs would be recoverable consistent with government accounting practices.
     We believe that we are in material compliance with all applicable environmental regulations, and historical environmental compliance costs have not been material to our business. However, on June 4, 2010, the EPA proposed new regulations at 40 CFR Part 63 Subpart DDDDD entitled “National Emission Standards for Hazardous Air Pollutants for Major Sources: Industrial, Commercial, and Institutional Boilers and Process Heaters.” NGSB owns and operates five residual oil-fired industrial boilers for supplying process and building steam along with supplying high pressure steam to ships under construction. We believe that these boilers will be significantly adversely affected by these regulations, if adopted as proposed and would likely need to be replaced. The capital cost to replace these could be significant. However, on December 2, 2010, the EPA official responsible for these regulations stated publicly that the proposed emissions limits in the regulation were unachievable. On December 7, 2010, the EPA filed papers in court to secure an extension of up to 15 months on the current judicial deadline governing these regulations in order to repropose a revised set of regulations. Pursuant to a court order, the EPA is expected to promulgate final regulations in February 2011. The EPA has stated that these final rules will be “significantly different” than the June 2010 proposed rules and will be immediately subject to administrative reconsideration. Given the regulatory uncertainty, it is impossible to predict the impact of these regulations at this time.
     We could be affected by future laws or regulations, including those enacted in response to climate change concerns and other actions known as “green initiatives.” We recently established an internal goal of reducing our greenhouse gas emissions during the next five years. To comply with current and future environmental laws and regulations and to meet this goal, we expect to incur capital and operating costs, but at this time we do not expect that such costs will have a material adverse effect on our financial position, results of operations or cash flows.
     With regard to occupational health and safety, the Shipbuilding and Ship Repair industry involves work with many hazardous materials and processes, and remains one of the most highly hazardous industry segments. According to the Bureau of Labor statistics, the Shipbuilding and Ship Repair industry (SIC Code 3731) ranks among the highest in virtually every injury metric. Nevertheless, in terms of serious injuries at our operations, there have been six industrial related fatalities in the past six years, and none in the past two years. There are no outstanding Occupational Safety & Health Administration (“OSHA”) investigations or violations, and our internal audit program seeks to assure that our OSHA compliance programs remain strong. In 1995, our Newport News, Virginia shipyard became the only shipyard to be awarded the Star Award from the Occupational Safety and Health Administration’s Voluntary Protection Program (“OSHA VPP”). To earn this award, we joined efforts with our unions and supported the participation in the Voluntary Protection Program in which all parties help each other to make our shipyard a safer place to work. Since then, our Gulfport, Mississippi and Tallulah and Waggaman, Louisiana, facilities have all also been certified as OSHA VPP Star Sites. Additionally, our Avondale facility in New Orleans, Louisiana and our Continental Maritime facility in San Diego, California facilities have been certified as OSHA VPP Merit Sites.
     The Nuclear Regulatory Commission, the Department of Energy and the DoD regulate and control various matters relating to nuclear materials that we handle. Subject to certain requirements and limitations, our government contracts generally provide for indemnity by the U.S. Government for costs arising out of or resulting from certain nuclear risks.
Employees
     We have approximately 39,000 employees. We are the largest industrial employer in Virginia and the largest private employer in Mississippi. Our workforce contains many third-, fourth- and fifth-generation shipbuilding employees. We employ individuals specializing in 19 crafts and trades, including more than 7,500 engineers and designers and more than 1,000 employees with advanced degrees. Employees who have been with us or our predecessors for over 40 years achieve the title of Master Shipbuilder. At December 31, 2010, we had 771 Master Shipbuilders (506 in Newport News, 265 in the Gulf Coast). Additionally, we employ nearly 6,200 veterans.

     At our Newport News shipyard, we operate the Apprentice School, which trains over 750 apprentices each year in 19 trades and several advanced programs. Our Gulf Coast Apprentice School currently has nearly 1,000 registered apprentices in its programs. Apprentices are paid as full-time employees for the duration of their studies, and usually continue to work with us upon graduation. From nuclear pipe welders to senior executives, over 2,650 alumni of the Apprentice School at Newport News and over 1,775 alumni of our Gulf Coast Apprentice School continue to work with us.
     Approximately 50% of our employees are covered by a total of 10 collective bargaining agreements. We expect to re-negotiate each of our collective bargaining agreements between 2012 and 2014 as they approach expiration. It is not expected that the results of these negotiations will have a material adverse effect on our financial position, results of operations or cash flows. We believe that our relationship with our employees is satisfactory.
Properties
     At December 31, 2010, we had operations in San Diego, California; Avondale (New Orleans), Louisiana; Gulfport and Pascagoula, Mississippi; and Hampton, Newport News and Suffolk, Virginia. We also lease and/or own office buildings related to our operations in both Virginia Beach, Virginia and Washington, D.C.
     Newport News. Our facilities located in Newport News, Virginia are on approximately 550 acres that we own at the mouth of the James River, which adjoins the Chesapeake Bay, the premier deep water harbor on the east coast of the United States. Our Newport News shipyard is one of the largest in the United States. It is the nation’s sole designer, builder and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines for the U.S. Navy. The shipyard also provides services for naval and commercial vessels. Its facilities include seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, a module outfitting facility and various other shops. Dry Dock 12 has been extended to 662 meters. Dry Dock 12 is serviced by a 1,050 metric ton capacity gantry crane that spans the dry dock and work platen.
     Our Newport News shipyard also has a variety of other facilities including an 18-acre all-weather on-site steel fabrication shop, accessible by both rail and transporter, a module outfitting facility which enables us to assemble a ship’s basic structural modules indoors and on land, machine shops totaling 300,000 square feet, and its own school which provides a four-year accredited apprenticeship program that trains shipbuilders.
     We believe that substantially all of our plants and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future.
     Gulf Coast. Our five properties across the Gulf Coast are located in Pascagoula and Gulfport, Mississippi and Avondale, Tallulah and Waggaman, Louisiana. In addition, our facilities in San Diego, California and Virginia Beach, Virginia are considered part of our Gulf Coast operations.
     Our Pascagoula shipyard is a main provider of major surface warships to the U.S. Navy and has modernized dozens of other naval ships. It is the only U.S. shipyard in recent years to be developing and building six different classes of ships for the U.S. Navy and U.S. Coast Guard. Our facilities in Pascagoula sit on approximately 800 acres on the banks of the Pascagoula River where it flows into the Mississippi Sound. We lease the west bank of our Pascagoula facility from the State of Mississippi pursuant to a 99-year lease (consisting of a 40-year base term plus six additional option terms). We anticipate continued use of this facility for the remaining currently anticipated 56 years on the lease and beyond.
     Our components facility in Gulfport, Mississippi, is on approximately 120 acres and is focused on composite research and engineering. The facility is currently building the DDG-1000 composite deckhouses. We believe that this composites capability, coupled with strong alliances with several universities and suppliers, positions us to take advantage of any shift toward lighter-weight topside composite structures in U.S. Naval and U.S. Coast Guard applications.
     Our Avondale shipyard is on approximately 268 acres located on the banks of the Mississippi River approximately 12 miles upriver from downtown New Orleans. This site has the capacity to manufacture large amphibious assault and military and commercial transport vessels, and includes three outfitting docks totaling more than 6,000 linear feet. In addition to the shipyard, operations include the Maritime Technology Center of Excellence.
     Our Tallulah facility consists of a 115,000-square foot production shop.
     Our Waggaman facility is located three miles upriver from the Avondale shipyard and features an 81,625-square foot production facility that consists of a machine shop, a fabrication and assembly area, a piping production area, a warehouse and a paint booth.
     Our San Diego and Virginia Beach facilities provide fleet support services.

     Our Gulf Coast operations continue to recover from the infrastructure and workforce impacts from Hurricane Katrina in 2005. In August 2005, our shipyards in Louisiana and Mississippi sustained significant windstorm damage as a result of Hurricane Katrina, causing work and production delays. We incurred costs to replace or repair and improve destroyed and damaged assets, suffered losses under our contracts, and incurred substantial costs to clean up and recover our operations. We invested significant capital to harden, protect and modernize our Pascagoula facilities, and to ensure the shipyard’s robustness. In 2008, our Gulf Coast shipyards were affected by Hurricane Gustav and Hurricane Ike. As a result of Hurricane Gustav, our shipyards experienced a shut-down for several days and a resulting minor delay in ship construction throughout the yards; however, the storm caused no significant physical damage to the yards, we believe in part due to our successful hardening and improvement after Hurricane Katrina. Hurricane Ike severely impacted a subcontractor’s operations in Texas. The subcontractor produced compartments for two of the LPD amphibious transport dock ships under construction at the Gulf Coast shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, our operating income was reduced during the second half of 2008.
     We intend to wind down our construction activities at Avondale, our Louisiana shipyard, in 2013 and two Louisiana components facilities by 2013 and consolidate all Gulf Coast construction into our Mississippi facilities. We expect that consolidation of operations in Mississippi would reduce program costs on existing contracts and make future vessels more affordable, thereby reducing rates and realizing cost savings for the U.S. Navy and the U.S. Coast Guard. We are also exploring the potential for alternative uses of the Avondale facility by new owners, including alternative opportunities for the workforce there. We expect that process to take some time.
Legal Proceedings
     U.S. Government Investigations and Claims. Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of our company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or a division or subdivision. Suspension or debarment could have a material adverse effect on us because of our reliance on government contracts.
     In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. We submitted a written response that argued that the revocation of acceptance was improper. The U.S. Coast Guard advised ICGS, which was formed by us and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking $96 million from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with us and one of our subcontractors. In 2008, the U.S. Coast Guard advised ICGS that the U.S. Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by Michael J. DeKort, a former Lockheed Martin employee, against us, ICGS, Lockheed Martin Corporation relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to us, the District Court dismissed conspiracy claims and those pertaining to the C4ISR systems. On October 27, 2010, the District Court entered summary judgment for us on DeKort’s HM&E claims brought against us. On November 10, 2010, DeKort acknowledged that with the dismissal of the HM&E claims, no issues remained against us for trial and the District Court subsequently vacated the December 1, 2010 trial. On November 12, 2010, DeKort filed a motion for reconsideration regarding the District Court’s denial of his motion to amend the Fifth Amended complaint. On November 19, 2010, DeKort filed a second motion for reconsideration regarding the District Court’s order granting summary judgment on the HM&E claims. Based upon the information available to us to date, we believe that we have substantive defenses to any potential claims but can give no assurance that we will prevail in this litigation.
     Litigation. We are party to various investigations, lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Based on information available, we believe that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.
     We are pursuing legal action against an insurance provider, FM Global, arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina (see “Notes to Consolidated Financial Statements—Note 15”). Legal

action was commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for Katrina-related losses. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Hurricane Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords coverage sought by Northrop Grumman under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in federal court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent we sustained wind damage apart from the storm surge that inundated our Pascagoula facility. We believe that we are entitled to full reimbursement of our covered losses under the excess policy. The District Court has scheduled trial on the merits for April 3, 2012. On January 27, 2011, Northrop Grumman filed an action against Aon Insurance Services West, Inc., formerly known as Aon Risk Services, Inc. of Southern California, in Superior Court in California alleging breach of contract, professional negligence, and negligent misrepresentation. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of these matters.
     However, if either of these claims are successful, the potential impact to our consolidated financial position, results of operations or cash flows would be favorable.
     During 2008, notification from Munich Re, the only remaining insurer within the primary layer of insurance coverage with which a resolution has not been reached, was received noting that it will pursue arbitration proceedings against Northrop Grumman related to approximately $19 million owed by Munich Re to NGRMI, a wholly owned subsidiary of Northrop Grumman, for certain losses related to Hurricane Katrina. An arbitration was later invoked by Munich Re in the United Kingdom under the reinsurance contract. Northrop Grumman was also notified that Munich Re is seeking reimbursement of approximately $44 million of funds previously advanced to NGRMI for payment of claim losses of which Munich Re provided reinsurance protection to NGRMI pursuant to an executed reinsurance contract, and $6 million of adjustment expenses. The arbitral panel has set a hearing for November 14, 2011. We believe that NGRMI is entitled to full reimbursement of its covered losses under the reinsurance contract and has substantive defenses to the claim of Munich Re for return of the funds paid to date. If the matters are resolved in NGRMI’s favor, then NGRMI would be entitled to the remaining $19 million owed for covered losses and it would have no further obligations to Munich Re. Payments to be made to NGRMI in connection with this matter would be for the benefit of our accounts, and reimbursements to be made to Munich Re would be made by us, if any.
     On January 31, 2011, the U.S. Department of Justice first informed Northrop Grumman and us of a False Claims Act complaint that we believe was filed under seal by a relator (the plaintiff) in mid-2010 in the U.S. District Court for the District of Columbia. The redacted copy of the complaint that we received (the “Complaint”) alleges that through largely unspecified fraudulent means, Northrop Grumman and we obtained federal funds that were restricted by law for the consequences of Hurricane Katrina, and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Hurricane Katrina and for which Northrop Grumman and we were not entitled to recovery under the contracts. The Complaint seeks monetary damages of at least $835 million, plus penalties, attorney’s fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.
     For several years, Northrop Grumman has pursued recovery under its insurance policies for Hurricane Katrina-related property damage and business interruption losses. One of the insurers involved in those actions has made allegations that overlap significantly with certain of the issues raised in the Complaint, including allegations that Northrop Grumman and we used certain Hurricane Katrina-related funds for losses under the contracts unrelated to the hurricane. Northrop Grumman and we believe that the insurer’s defenses, including those related to the use of Hurricane Katrina funding, are without merit.
     We have agreed to cooperate with the government investigation relating to the False Claims Act Complaint. We have been advised that the Department of Justice has not made a decision whether to intervene. Based upon our review to date of the information available to us, we believe we have substantive defenses to the allegations in the Complaint. We believe that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in our shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in which the parties performed in connection with the contracts. Based upon our review to date of the information available to us, we believe that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on our consolidated financial position. We intend vigorously to defend the matter, but we cannot predict what new or revised claims might be asserted or what information might come to light so can give no assurances regarding the ultimate outcome.
     Additionally, we and our predecessors in interest are defendants in several hundred cases filed in numerous jurisdictions around the country wherein former and current employees and various third parties allege exposure to asbestos-containing materials on or associated with our premises or while working on vessels constructed or repaired by us. Some cases allege exposure to asbestos-containing materials through contact with our employees and third persons who were on the premises. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma and other alleged asbestos-related conditions. In some cases, in addition to us, several of our former executive officers are also named defendants. In some instances, partial or full insurance coverage is available to us for our liability and that of our former executive officers. Because of the varying nature of these actions, and based upon the information available to us to date, we believe we have substantive defenses in many of these cases but can give no assurance that we will prevail on all claims in each of these cases. We believe that the ultimate resolution of these cases will not have a material adverse effect on our financial position, results of operations or cash flows. See “Notes to Consolidated Financial Statements—Note 14.”

MANAGEMENT
Our Executive Officers
     The following table sets forth certain information as of March 14, 2011, concerning certain of our executive officers, including a five-year employment history and any directorships held in public companies following the spin-off.

Name	Age	Position(s)
C. Michael Petters	51	President and Chief Executive Officer
Barbara A. Niland	52	Vice President and Chief Financial Officer
Irwin F. Edenzon	56	Vice President and General Manager — Gulf Coast Operations
Matthew J. Mulherin	51	Vice President and General Manager — Newport News Operations
William R. Ermatinger	46	Vice President and Chief Human Resources Officer
     C. Michael Petters, President and Chief Executive Officer—Mr. Petters has been President of Northrop Grumman Shipbuilding since 2008, when NGSB was formed, and was previously President of the Newport News sector. Since joining the Company in 1987, his responsibilities have included oversight of the Virginia-class submarine program, the nuclear-powered aircraft carrier programs, aircraft carrier overhaul and refueling, submarine fleet maintenance, commercial and naval ship repair, human resources and business and technology development. Mr. Petters holds a Bachelor of Science degree in Physics from the United States Naval Academy and a Master of Business Administration degree from the College of William and Mary.
     Barbara A. Niland, Vice President and Chief Financial Officer—Ms. Niland has been Sector Vice President, Business Management and Chief Financial Officer for NGSB since 2008, when NGSB was formed. In that position, she has been responsible for strategy and processes supporting growth and profitability goals, as well as the business management functions of NGSB. Since joining Northrop Grumman in 1979, Ms. Niland has held a variety of positions, including Vice President of Business Management and Chief Financial Officer of the Newport News sector. Ms. Niland holds a Bachelor of Science degree in finance from Towson State University and a Master of Business Administration degree from the University of Maryland University College.
     Irwin F. Edenzon, Vice President and General Manager — Gulf Coast Operations—Mr. Edenzon has been Sector Vice President and General Manager, Gulf Coast since 2008, when NGSB was formed. Since Mr. Edenzon joined the Company in 1997, his responsibilities have included overseeing Newport News’ Technical Engineering Division, Advanced Programs and Internal Research, as well as serving as Vice President for Business and Technology Development, and Vice President for Technology Development and Fleet Support of the Newport News sector. Mr. Edenzon holds a Bachelor of Arts degree in Criminal Justice, magna cum laude, from Rutgers University and a Master of Business Administration degree from Florida Atlantic University.
     Matthew J. Mulherin, Vice President and General Manager — Newport News Operations—Mr. Mulherin has been Sector Vice President and General Manager, Newport News since 2008. Since joining the Company in 1981, Mr. Mulherin has had many responsibilities, including serving as Vice President of the CVNX program, Vice President of the CVN-21 program, and Vice President of Programs for the Newport News operations, where he successfully led the aircraft carrier design and construction programs, carrier refueling and overhaul programs and the submarine program. Mr. Mulherin holds a Bachelor of Science degree in Civil Engineering from Virginia Tech.
     William R. Ermatinger, Vice President and Chief Human Resources Officer—Mr. Ermatinger has been Sector Vice President of Human Resources and Administration since 2008, when NGSB was formed. In that position, he has been responsible for all NGSB human resources and administration activities. Since joining the Company in 1987, Mr. Ermatinger has held several human resources management positions with increasing responsibility, including Vice President of Human Resources and Administration of the Newport News sector. Mr. Ermatinger holds a Bachelor of Arts degree in Political Science from the University of Maryland Baltimore County (UMBC).

Our Board of Directors
The following table sets forth information with respect to those persons who are expected to serve on our board of directors following the spin-off. See “Management—Our Executive Officers” for Mr. Petters’s biographical information.

Name	Age	Position(s)
Thomas B. Fargo	62	Chairman
C. Michael Petters	51	Director
Robert Bruner	61	Director
Artur Davis	43	Director
Anastasia Kelly	61	Director
Paul D. Miller	69	Director
Tom Schievelbein	57	Director
Karl von der Heyden	74	Director
     Thomas B. Fargo, Chairman—Admiral Fargo joined the private sector in March of 2005 following a 35-year career in the Department of Defense and the U.S. Navy. He was President of Trex Enterprises until April of 2008 when he became a Managing Director and member of the Operating Executive Board of J.F. Lehman and Company. He currently holds the John M. Shalikashvili Chair in National Security Studies at the National Bureau of Asian Research. Admiral Fargo serves on the boards of directors of Northrop Grumman Corporation, Hawaiian Electric Industries and USAA. Prior public company experience included Chairman of the Compensation Committee of Hawaiian Airlines. His last assignment on active duty was as Commander, U.S. Pacific Command, leading the largest unified command while directing the joint operations of the Army, Navy, Air Force and Marine Corps. His service included six tours in Washington, D.C. and five Commands in the Pacific, Indian Ocean and Middle East.
     Robert Bruner, Director—Dr. Bruner currently serves as the dean of the Darden Graduate School of Business Administration at the University of Virginia, where he has been a faculty member since 1982. Dr. Bruner is a financial economist whose research focuses in the areas of capital structure management, commercial and investment banking and corporate finance and he frequently works as a consultant for leading banks and professional services firms to train employees on these subjects. He has published numerous books and articles on a variety of investment bank and finance topics and has created a variety of instructional software programs on corporate value creation. Dr. Bruner was the founding co-editor, and since 2004 has served on the Advisory Board, of the Emerging Markets Review. From 1996 to 2010, Dr. Bruner served as Co-Editor of Educator: Courses, Cases, and Teaching, which is a successor to Finance Teaching and Case Abstracts, which Dr. Bruner founded in 1996. Presently, Dr. Bruner chairs a Task Force on the Globalization of Management for AACSB International, and is also chairman of the Board of the Consortium for Graduate Study in Management. Prior to his time in academia, he worked as a banker at First Chicago Corporation for three years, and also served in the U.S. Army Reserve from 1971 to 1977. Dr. Bruner received a B.A. from Yale University and an M.B.A. and a D.B.A. from Harvard University.
     Artur Davis, Director—Mr. Davis joined the law firm SNR Denton in 2011 as a partner in the white collar crime and government investigations section. Prior to joining SNR Denton, Mr. Davis served four terms as a member of the United States House of Representatives, representing Alabama’s Seventh Congressional District. He served for four years as a member of the Ways and Means Committee, which has exclusive jurisdiction over tax-writing policy, and during his tenure, also served on the Committee on House Administration, the Judiciary Committee, the Budget Committee and the House Financial Services Committee, previously called the Banking Committee. Mr. Davis served as co-chair of the House New Democrat Caucus for four years. Mr. Davis received a B.A., magna cum laude, and a J.D., cum laude, both from Harvard University.
     Anastasia Kelly, Director—Ms. Kelly joined the law firm of DLA Piper in 2010 as a partner. Prior to joining DLA Piper, she was an Executive Officer of American International Group, Inc. (“AIG”) from 2006 to 2010, serving as Executive Vice President and General Counsel from 2006 to January 2009 and as Vice Chairman until December 2009, specifically dealing with legal, regulatory, corporate governance and risk management issues. Prior to joining AIG, Ms. Kelly was an executive and general counsel of several large, publicly traded companies, including MCI/WorldCom, Sears, Roebuck and Co., and Fannie Mae. She serves as a director and member of the Compensation and Risk Committees of Owens-Illinois, Inc., the world’s largest manufacturer of glass containers, and sits on the board of numerous philanthropic organizations. Ms. Kelly serves as a trustee of the Carey School of Business at John Hopkins University and is also a member of the Rock Center for Corporate Governance at Stanford University Law School. She is also past Chair of Equal Justice Works and a Director of Lawyers for Children America and the International Institute for Conflict Prevention & Resolution. She was a director of Saxon Capital from 2005 to 2007. Ms. Kelly received a B.A., cum laude, from Trinity

University and a J.D., magna cum laude, from George Washington Law School. Ms. Kelly is a member of the Texas Bar, the District of Columbia Bar and the American Bar Foundation.
     Paul D. Miller, Director—Admiral Miller served as Chairman and CEO of Alliant Techsystems Inc., an aerospace and defense company, from 1999 until his retirement in 2005. He was also the President and CEO of Sperry Marine from 1994 to 1998, a company that was acquired by Litton Industries in 1997. During his 30-year career with the U.S. Navy, Admiral Miller served as Commander-in-Chief, U.S. Atlantic Command, one of five U.S. theater commands, and served concurrently as NATO Supreme Allied Commander-Atlantic. Since 2001, Admiral Miller has served on the board of directors as a member of the audit committee of both Donaldson Company, Inc. and Teledyne Technologies, Incorporated. Additionally, he was a director at Atlantic Marine Inc., a private company, from 2009 until the company was sold in 2010. Admiral Miller has a B.A. from Florida State University, completed the U.S. Navy War College, has an M.B.A. from the University of Georgia, and completed the Executive Management Program (PDM) at Harvard Business School.
     Tom Schievelbein, Director—Mr. Schievelbein is the Lead Director of New York Life Insurance Co., where he has served as a member of the board of directors since 2006, and has been a member of the board of directors of Brinks Co., where he serves as a member of the Audit Committee, since March 2009, and McDermott International Inc., where he serves as the chair of the Compensation Committee, since February 2004. Mr. Schievelbein served as the President of Northrop Grumman Newport News and was a member of the Northrop Grumman Corporate Policy Council from November 2001 until his retirement in November 2004. Mr. Schievelbein served as Chief Operating Officer of Newport News Shipbuilding Inc. from 1995 until 2001 and was responsible for the design, construction and maintenance of nuclear-powered aircraft carriers and submarines. His experience includes the Virginia-class submarine program, CVN-76, CVN-77 and CVN-21 aircraft carrier programs, aircraft carrier overhaul and refueling, submarine fleet maintenance, commercial and naval ship repair and business development. Mr. Schievelbein is also a past member of the Secretary of the Navy’s Advisory Panel. Mr. Schievelbein holds a B.S. in Marine Engineering from the United States Naval Academy and a Master’s Degree in Nuclear Engineering from the University of Virginia.
     Karl von der Heyden, Director—Mr. von der Heyden currently serves as co-chairman of The American Academy in Berlin and as a trustee of New York City Global Partners. He has served on the board of directors of several public companies, including DreamWorks Animation SKG Inc. (October 2005 to June 2009), Macy’s, Inc. (February 1992 to May 2010), Aramark Corporation (September 2001 to December 2006), PanAmSat (March 2005 to May 2006) and NYSE Euronext, Inc. (December 2005 to May 2008). From 1996 to 2001, Mr. von der Heyden was vice chairman of the board of directors of PepsiCo, Inc., where he also served in various senior management capacities, including as chief financial officer. Mr. von der Heyden was previously co-chairman and chief executive officer of RJR Nabisco, president and chief executive officer of Metallgesellschaft Corp. and senior vice president, chief financial officer and a director of and H.J. Heinz Company. He is a former trustee of Duke University, the YMCA of Greater New York and other non-profit organizations. He has served as Chairman of the Financial Accounting Standard Board’s Advisory Council and was a senior adviser to the Clipper Group, a private equity firm. Mr. von der Heyden attended the Free University of Berlin and has received a B.A. from Duke University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He has also received a CPA certificate.
Qualifications of Directors
     We believe the board of directors should be comprised of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to the company. Pursuant to its charter, the Governance Committee will review the skills and experiences of directors and nominee candidates before nominating directors for election to the board. All of our non-employee directors are expected to serve on board committees, further supporting the board by providing expertise to those committees. The needs of the committees will also be reviewed when considering nominees to the board.
     The board of directors is expected to be comprised of active and former senior executives of major corporations and former senior executives of the U.S. military and individuals with business and academic experience in the defense industry and other fields. As such, they are expected to have a deep working knowledge of matters common to large companies, generally including experience with financial statement preparation, compensation determinations, regulatory compliance, corporate governance, public affairs and legal matters. Many of our directors are likely to serve on the boards of one or more other publicly owned companies. We believe the company benefits from the experience and expertise our directors gain from serving on those boards. We also believe for effective board governance and collaboration it is important to have Mr. Petters, our President and Chief Executive Officer, serve on the board.
     Our non-employee directors are qualified to serve as directors and members of the committees on which they will serve based on the following experience:

     Admiral Fargo’s experience with the Department of Defense and the U.S. Navy, and as an executive in the private sector, together with his experience as a member of the Northrop Grumman board of directors.
     Dr. Bruner’s experience as the dean of a graduate school of business, as a financial economist and varied business and academic experience.
     Mr. Davis’s experience in the U.S. House of Representatives, including on the Ways and Means Committee, the Budget Committee and the House Financial Services Committee, and varied public service and legal experience.
     Ms. Kelly’s experience as a senior executive and general counsel of several large, publicly traded companies and varied business and legal experience.
     Admiral Miller’s experience with the U.S. Navy, and as the chairman of an aerospace and defense company.
     Mr. Schievelbein’s experience as the President and Chief Operating Officer of Northrop Grumman Newport News, together with his experience on the Northrop Grumman Corporate Policy Council.
     Mr. von der Heyden’s experience on several boards of directors and boards of trustees and as a senior executive of large public companies, together with his varied business and finance experience.
Structure of the Board of Directors
     Our board of directors will be divided into three classes that will be, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual meeting. The terms of the Class I, Class II and Class III directors will expire in 2012, 2013 and 2014, respectively. The proposed Class I directors will include Mr. von der Heyden, Admiral Miller and Mr. Petters, the proposed Class II directors will include Admiral Fargo, Dr. Bruner and Mr. Davis and the proposed Class III directors will include Mr. Schievelbein and Ms. Kelly.
Committees of the Board of Directors
     Following the spin-off, the standing committees of our board of directors will include an Audit Committee, a Compensation Committee and a Governance Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the board of directors from time to time.
     Audit Committee. The members of the Audit Committee are expected to be Mr. von der Heyden (chair), Mr. Schievelbein and Dr. Bruner. The Audit Committee will have the responsibility, among other things, to meet periodically with management and with both our independent auditor and internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee will appoint or discharge our independent auditor, and review and approve auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of Northrop Grumman’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website at www.           .com and will be available in print to any stockholder that requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, the board of directors has determined that Mr. von der Heyden possesses accounting or related financial management expertise within the meaning of the NYSE listing standards and that he qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.
     Compensation Committee. The members of the Compensation Committee are expected to be Admiral Miller (chair) and Admiral Fargo. The Compensation Committee will oversee all compensation and benefit programs and actions that affect our senior executive officers. The Compensation Committee will also provide strategic direction for our overall compensation structure, policies and programs and will review senior officer succession plans. The Compensation Committee will review and recommend to the board of directors the compensation of directors. The responsibilities of the Compensation Committee, which are anticipated to be substantially identical to the responsibilities of Northrop Grumman’s Compensation Committee, will be more fully described in the Compensation Committee charter. The Compensation Committee charter will be posted on our website at www.           .com and will be available in print to any stockholder that requests it. Each member of the Compensation Committee will be a non-employee director, and there are no Compensation Committee interlocks involving any of the projected members of the Compensation Committee.
     Governance Committee. The members of the Governance Committee are expected to be Ms. Kelly (chair), Mr. Davis and Admiral Fargo. The Governance Committee will be responsible for developing and recommending to the board of directors criteria for identifying and evaluating director candidates; identifying, reviewing the qualifications of and recruiting candidates for election to the board of directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the board of directors. The Governance Committee will also review and recommend action to the board of directors on matters concerning transactions with related persons and matters involving corporate governance and, in general, oversee the evaluation of the board of directors. The responsibilities of the Governance Committee, which are anticipated to be substantially identical to the responsibilities of Northrop Grumman’s Governance Committee, will be more fully described in the Governance Committee charter. The Governance Committee charter will be posted on our website at www.           .com and will be available in print to any stockholder that requests it.
     Director Independence. Our board of directors is expected to formally determine the independence of its directors following the spin-off. We expect that our board of directors will determine that the following directors, who are anticipated to be elected to our board of directors, are independent: Admiral Fargo, Dr. Bruner, Mr. Davis, Ms. Kelly, Admiral Miller, Mr. Schievelbein and Mr. von der Heyden. Our board of directors is expected to annually determine the independence of directors based on a review by the directors and the Governance Committee. No director will be considered independent unless the board of directors determines that he or she has no material relationship with us, either directly or as a partner, stockholder, or officer of an organization that has a material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. In affirmatively determining whether a director is independent, the board of directors will determine whether each director meets the objective standards for independence set forth in the NYSE rules, which generally provide that:
•	A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer of the company, would not be independent until three years after the end of such relationship.

•	A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•	A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on the company’s audit, a present or former internal or external auditor of the company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•	A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, would not be independent until three years after falling below such threshold.
Compensation of Non-Employee Directors
     Following the spin-off, director compensation will be determined by our board of directors with the assistance of its Compensation Committee. It is anticipated that such compensation will consist of an annual retainer, an annual equity award, annual fees for serving as a committee chair and other types of compensation as determined by the board from time to time.
Director Compensation Table
     The following table sets forth information concerning the 2010 compensation awarded by Northrop Grumman to non-employee directors of Northrop Grumman who are expected to be non-employee directors of HII:

	Fees Earned or	Stock	All Other
	Paid in Cash(1)	Awards(2)	Compensation	Total
Name	($)	($)	($)	($)

Thomas B. Fargo(3) (4)	122,500	120,000	—	242,500
Tom Schievelbein(5)	—	—	60,000	60,000

Footnotes:
(1)	Effective October 1, 2008, non-employee directors of Northrop Grumman earned an annual retainer of $220,000, $100,000 of which was paid in cash and the remainder of which was required to be deferred into a stock unit account pursuant to the 1993 Stock Plan for Non-Employee Directors, as amended (the “1993 Directors Plan”). The other annual retainers were paid in cash as follows:

Amount
Type of Retainer	($)

Audit Committee Retainer	10,000
Audit Committee Chair Retainer	25,000
Compensation Committee Chair Retainer	10,000
Governance Committee Chair Retainer	10,000
Policy Committee Chair Retainer	7,500
Non-executive Chairman of the Board	250,000
Matching Gifts for Education Program	Match of $1 per $1 of director contributions, up to $10,000 per director, to eligible educational programs in accordance with the rules of the program
(2)	Represents the target value of stock units awarded to each non-employee director of Northrop Grumman in 2010 under the 1993 Directors Plan. Of the $220,000 annual retainer earned by non-employee directors of Northrop Grumman, $120,000 was required to be deferred into a stock unit account (Automatic Stock Units) pursuant to the 1993 Directors Plan. Effective January 1, 2010, the amended 1993 Directors Plan provides that the Automatic Stock Units be paid at the conclusion of board service or earlier, as specified by the director, if he or she has more than five years of service. In addition, each director may defer payment of all or a portion of his or her remaining board retainer fee and other annual committee fees, which are placed into a stock unit account (Elective Stock Units). The Elective Stock Units are paid at the conclusion of board service or earlier as specified by the director, regardless of years of service. All deferral elections must be made prior to the beginning of the year for which the retainer and fees will be paid. Directors are credited with dividend equivalents in connection with the shares of Common Stock until the shares are paid. The amount reported in this column for each director reflects the aggregate fair value on the date of grant, as determined under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation, of the stock units for each director, excluding any assumed forfeitures.

(3)	In 2010, a matching contribution was made by the company’s Matching Gifts for Education Program on behalf of Admiral Fargo in the amount of $2,500.

(4)	Admiral Fargo received an additional $10,000 for service on an Ad Hoc Committee of the Northrop Grumman board during 2010.

(5)	Pursuant to an agreement with NGSB, renewable on an annual basis, in 2010 Mr. Schievelbein received payment for service as a consultant on issues related to the management of NGSB and its programs, specializing in shipbuilding, ship repair, ship overhaul and other defense matters. The agreement expired on December 31, 2010 and has not been renewed.
          Deferred Stock Units
     As of December 31, 2010, the non-employee directors of Northrop Grumman who are expected to be non-employee directors of HII had the following aggregate number of deferred stock units accumulated in their deferral accounts for all years of service as a director of Northrop Grumman, including additional stock units credited as a result of dividend equivalents earned on the stock units:

		Additional
	Mandatory	Voluntary
Name	Deferral	Deferral	Total

Thomas B. Fargo	5,870	0	5,870

EXECUTIVE COMPENSATION
     Prior to the spin-off, we were a subsidiary of Northrop Grumman; therefore, our historical compensation strategy has been primarily determined by Northrop Grumman’s senior management (“Northrop Grumman Management”) and the Compensation Committee of Northrop Grumman’s board of directors (the “Northrop Grumman Compensation Committee”) along with our senior management. Since the information presented in this document relates to our 2010 fiscal year, which ended on December 31, 2010, this Compensation Discussion and Analysis focuses primarily on our compensation programs and decisions with respect to 2010 and the processes used to determine 2010 compensation. The information in this section, including in the tables herein, is presented as of December 31, 2010 when Northrop Grumman was the relevant employer. In connection with the spin-off, we will be the relevant employer and will form our own Compensation Committee that will be responsible for our executive compensation programs prospectively, which may be different from the compensation programs in place for 2010.
     This Compensation Discussion and Analysis is presented in the following sections:
     Compensation Philosophy: describes the principles that formed the foundation of the compensation and benefits programs covering our executives in 2010.
     Section I — Roles and Responsibilities: provides an overview of the roles and responsibilities of the Northrop Grumman Compensation Committee, Northrop Grumman Management, our senior management and other parties involved in determining compensation for our Named Executive Officers (“HII NEOs”) for 2010.
     Section II — Elements of Compensation: provides more details on our main compensation elements for HII NEOs for 2010—salary, annual incentives (or bonus), long-term incentive compensation and other benefits.
     Section III — Policies and Procedures: gives additional information on policies and procedures related to HII NEO compensation for 2010.
Compensation Philosophy
     The following compensation principles were based on principles approved by the Northrop Grumman Compensation Committee and formed the basis of our Compensation Philosophy prior to the spin-off.
•	Compensation programs were to be directly aligned with and reinforce stockholder interests, and accordingly had to be performance-based, transparent, defensible and designed to provide pay commensurate with company results. Compensation was designed to motivate and reward our management for delivering operational and strategic performance to maximize stockholder value and demonstrating our and Northrop Grumman’s values, behaviors, and leadership competencies.

•	Compensation and benefits had to be competitive within the market to attract and retain key talent that drives the desired business results. Market data was utilized to appropriately determine competitive pay levels.

•	A significant part of compensation was to be at risk based on financial and individual performance. The appropriate level of equity-related compensation linked to stockholder value was delivered through long-term incentives.

•	Compensation was to be disclosed and explained in a transparent, understandable manner. Clear and concise goals were established to enable the assessment of performance by the Northrop Grumman Compensation Committee and by stockholders through the Compensation Discussion and Analysis.

•	Compensation programs were to be consistent with financial objectives relative to our business conditions. Alignment to peer companies was considered when developing programs and goals; however, measures oriented to strongly improving business results will be the predominant factor.

•	Successful accomplishment of business goals in both annual operating performance and the achievement of increased stockholder value were designed to produce significant individual rewards, and failure to attain business goals was designed to negatively affect the pay of our executives.

•	To promote alignment of management and stockholder interests, all officers were expected to meet stock ownership guidelines in the following denominations of base salary: our President was required to hold three times his base salary and the other HII NEOs were required to hold one and one-half times their salary.

•	The mix of long-term awards, selection of performance criteria and oversight of compensation programs, together with other programs such as stock ownership guidelines, were designed to mitigate excessive risk by emphasizing a long-term focus on compensation and financial performance.

•	The HII NEO compensation strategy was to be consistent in philosophy for all incentive plan participants to ensure proper alignment, accountability, and line of sight regarding commitments and priorities. For 2010, over 85% of our President’s pay, and over 70% of the other HII NEOs’ pay, was based on compensation at risk.
SECTION I
Roles and Responsibilities for 2010
Role of Northrop Grumman Management
     Northrop Grumman has an annual compensation review process that has historically taken place during the first quarter each year where it determines regular base salary merit increases, annual bonuses and grants of long-term incentives through an annual review of all employees, including the HII NEOs. The purpose of this review process has been to measure individual performance over the course of the performance year against pre-set financial, operational and individual goals. The system has assisted in ensuring that each HII NEO’s compensation is tied to the financial and operating performance of the company, the HII NEO’s individual achievement and the HII NEO’s demonstration of Northrop Grumman’s strategic initiatives and values.
     Throughout the year, our President provided recommendations regarding the compensation of the HII NEOs (other than our President) to Northrop Grumman Management for their review and approval. These recommendations were reviewed by Northrop Grumman’s Chief Human Resources Officer (“Northrop Grumman CHRO”) and included all compensation actions for our officers, including the HII NEOs (other than our President), as well as participation in the company’s various executive benefit and perquisite programs. The Northrop Grumman CHRO reviewed all compensation actions for our officers and then made a recommendation to the Northrop Grumman CEO for his review and approval. This was one of many inputs the Northrop Grumman CEO considered when reviewing compensation recommendations provided by our President. The Northrop Grumman CEO also took into account the leadership, performance, skills and industry knowledge of our officers when making his decision. The Northrop Grumman CEO could also seek additional input from an independent consultant or request additional market data from the Northrop Grumman CHRO to assist with the decision. The Northrop Grumman CEO approved all compensation actions taken with respect to our officers other than our President, whose compensation and benefits were approved by the Northrop Grumman Compensation Committee.
     Northrop Grumman Management also provided recommendations to the Northrop Grumman Compensation Committee regarding compensation actions for our President along with all executive plan designs and strategies. These recommendations included financial goals and criteria for the annual and long-term incentive plans. Northrop Grumman Management provided its recommendations based on information gathered from consultants and the market as well as from internal resources, allowing designs and strategies to be tied directly to the needs of Northrop Grumman’s and the company’s businesses.
Compensation Decisions for HII NEOs
     In February 2010, the Northrop Grumman Compensation Committee, acting pursuant to authority under its charter, reviewed and approved compensation recommendations for our President. These compensation actions included a salary increase from $575,000 to $750,000, an annual bonus payment of $350,000 for 2009, and a grant of long-term incentives that included a grant of 122,700 stock options and a grant of 29,000 Restricted Performance Stock Rights (“RPSRs”) for the 2010 through 2012 performance period. These recommendations were provided to the Northrop Grumman Compensation Committee by the Northrop Grumman CEO.
     In conjunction with the annual compensation cycle in the first quarter described above, the Northrop Grumman CEO approved the compensation actions for the HII NEOs below our President level. These compensation actions included salary increases, bonus payouts, and grants of RPSRs.
     All grants of long-term incentive awards made to our employees by Northrop Grumman were within the annual grant guidelines established by the Northrop Grumman Compensation Committee. The Northrop Grumman Compensation Committee also established performance criteria for all Northrop Grumman employees, including our executives, regarding performance targets for both the Annual Incentive Plan (“AIP”) and Northrop Grumman’s long-term incentive stock plan (“LTI”).
Independent Consultant
     The Northrop Grumman Compensation Committee relied on Mr. George Paulin, Chairman and CEO of Frederic W. Cook & Co., Inc. (“F.W. Cook”), for guidance in determining the levels and structure of executive compensation including our President. The Northrop Grumman Compensation Committee also utilized competitive salary data provided to the

Northrop Grumman Compensation Committee by F.W. Cook and by Aon Hewitt (formerly Hewitt Associates and referred to herein as “Hewitt”).
     Mr. Paulin’s role included: advising the Northrop Grumman Compensation Committee on management proposals as requested; serving as a resource to the Northrop Grumman Compensation Committee Chair on setting agenda items for Committee meetings and undertaking special projects; reviewing Northrop Grumman’s total compensation philosophy, peer groups and target competitive positioning for reasonableness and appropriateness; identifying market trends or practices; and providing proactive counsel to the Northrop Grumman Compensation Committee on best practices for board governance of executive compensation as well as areas of concern or risk in Northrop Grumman’s executive compensation programs. Our executives historically participated in those programs in which Mr. Paulin advised the Northrop Grumman Compensation Committee. Mr. Paulin and F.W. Cook received no other compensation from Northrop Grumman or from us except in connection with Mr. Paulin’s role as an independent consultant to the Northrop Grumman Compensation Committee.
     In addition to Mr. Paulin, Northrop Grumman Management also utilized consulting services from Hewitt to provide competitive market data on our officer positions. Hewitt also provided data to Mr. Paulin on behalf of the Northrop Grumman Compensation Committee on an annual basis.
     Neither Mr. Paulin nor Hewitt determined compensation amounts or made decisions regarding compensation recommendations for HII NEOs and other executives.
Benchmarking
     Although compensation paid to the HII NEOs was not rigorously tied to that paid by peer groups, the Northrop Grumman Compensation Committee and the Northrop Grumman CEO determined that in order to support the objective of attracting and retaining leading executive talent, its total compensation program (base salary, target annual incentive awards, target long-term incentive award values and benefits) should, in the aggregate, approximate the 50th percentile in the market.
     To assess market levels of compensation for Northrop Grumman elected officers, Northrop Grumman Management collected compensation data from a Target Industry Peer Group and a General Industry Peer Group to perform annual analyses. These peer groups for 2010 are detailed below. The Northrop Grumman Compensation Committee has determined that these groups provide a reasonable and relevant comparison of market data.
     Consistent with the Compensation Philosophy discussed above, in 2010 the Northrop Grumman Compensation Committee initiated a review of these peer groups previously established for benchmarking compensation of Northrop Grumman’s elected officers, including our President. This study, prepared for the Northrop Grumman Compensation Committee by Mr. Paulin of F.W. Cook, resulted in modifications to the Target Industry Peer Group. The group was expanded from 11 to 15 companies, and some companies in the existing peer group were replaced. The objective of these changes was to better approximate the competitive marketplace within which Northrop Grumman operates and competes for talent while enhancing Northrop Grumman’s ability to obtain market data upon which to evaluate executive compensation. The new group included six of the nine largest worldwide defense contractors where comparable U.S. data was available and captured companies participating in Hewitt’s executive compensation survey.
     For 2010, the Target Industry Peer Group consisted of the following 15 companies:

2010 Target Industry Peer Group (current)
3M Co.*	Johnson Controls, Inc.*
The Boeing Co.	L-3 Communications Holdings, Inc.*
Caterpillar, Inc.*	Lockheed Martin Corp.
Emerson Electric Co.*	Raytheon Co.
General Dynamics Corp.	SAIC, Inc.*
Goodrich Corp.*	Textron, Inc.*
Honeywell International, Inc.	United Technologies Corp.
ITT Corp.*

*	Added in 2010
     Historically, the composition of the General Industry Peer Group fluctuated from year to year based on participation in Hewitt’s executive compensation survey however the basic design remained consistent; Fortune 100 companies participating in the survey, excluding financial services organizations due to their unique pay models. For 2010, data was compiled from 47 organizations. The analysis included a review of data as reported in the survey (including the 25th, 50th, and 75th percentile information) and employed statistical analysis to assess market pay on an adjusted basis, as determined by revenue size.

     For 2010, the General Industry Peer Group consisted of the following 47 companies:

2010 General Industry Peer Group
Abbott Laboratories	Merck & Co., Inc.
Aetna, Inc.	PepsiCo, Inc.
AT&T, Inc.	Pfizer, Inc
Caterpillar, Inc.	Philip Morris International
Chevron Corporation	Procter & Gamble
CHS, Inc.	Raytheon Company
Comcast Corporation	Sunoco, Inc.
CVS Corporation	SUPERVALU INC.
Delta Air Lines Inc.	Target Corporation
E. I. du Pont de Nemours and Company	The Boeing Company
FedEx Corporation	The Coca-Cola Company
Ford Motor Company	The Dow Chemical Company
General Dynamics Corporation	The Home Depot, Inc.
General Electric Company	The Kroger Co.
Honeywell International, Inc.	The Walt Disney Company
Humana, Inc.	Tyson Foods Incorporated
IBM Corporation	United Parcel Service
Ingram Micro, Inc.	United Technologies Corporation
Johnson & Johnson	UnitedHealth Group
Johnson Controls, Inc.	Valero Energy Corporation
Kraft Foods, Inc.	Verizon Communications, Inc.
Lockheed Martin Corporation	Walgreen Co.
Lowe’s Companies, Inc.	Wellpoint, Inc.
Medco Health Solutions, Inc.
Compensation for Our President
     Hewitt provided an analysis of elected officers in the two peer groups compared to Northrop Grumman executives. This information was analyzed by F.W. Cook and presented to the Northrop Grumman Compensation Committee in December 2010. This study was used as a reference to make base salary, bonus and long-term incentive plan recommendations for the Northrop Grumman Compensation Committee to review and approve in February 2011. The Northrop Grumman CEO utilized this information to determine compensation for his direct reports, including our President. With respect to our President however, the Northrop Grumman CEO recommendation to the Northrop Grumman Compensation Committee was limited to an annual bonus (pertaining to the 2010 performance year). The recommendation for our President’s annual incentive award was approved by the Northrop Grumman Compensation Committee at their meeting on February 15, 2011.
     In 2010, target total compensation was measured for Northrop Grumman elected officers, including our President. Target total compensation is comprised of base salary, target annual incentive awards, target long-term incentive award values and benefits. As an elected officer of Northrop Grumman, Mr. Petters’ target total compensation was measured each year as part of an annual review conducted by Hewitt and F. W. Cook.
     Compared to the Target Industry Peer Group, Mr. Petters’ target total compensation was 34% above the size-adjusted median, and for the General Industry Peer Group his target total compensation was 28% above the size-adjusted median. Mr. Petters’ compensation levels reflect the value Northrop Grumman has placed on the knowledge, skills and experience that he has brought to his role overseeing the Shipbuilding sector. In addition, Northrop Grumman has placed value on internal peer comparisons and equity in terms of Mr. Petters’ job scope and responsibilities.
Compensation for HII NEOs
     Northrop Grumman Management had available extensive information on competitive market practices. The primary source of survey information that Northrop Grumman Management relied upon was provided by Hewitt and typically focused on companies in the heavy manufacturing industry with annual revenues similar, in Northrop Grumman Management’s judgment, to our annual revenue. Northrop Grumman Management, including the Northrop Grumman CEO, utilized this information when reviewing compensation information for all officers, including the HII NEOs.
     To evaluate competitive pay levels in the marketplace, both the Northrop Grumman Compensation Committee and the Northrop Grumman CEO reviewed data reported from F.W. Cook and Hewitt for our President. The Northrop Grumman CEO reviewed data from Hewitt and SIRS Executive surveys from ORC Worldwide/Mercer for the remaining HII NEOs, including the 25th, 50th, and 75th percentile information. Where appropriate, the data presented to the Northrop Grumman Compensation Committee and the Northrop Grumman CEO also used statistical analysis of the applicable peer group to predict market pay levels based on revenue size.

     Each of our executive positions that could be compared to relevant peer data was benchmarked to the relevant data. Executive positions that were unique to us and could not be benchmarked to the market were compared internally based on their relative duties and responsibilities. HII NEOs were matched to the Hewitt or SIRS benchmark positions, considering revenue size of the business unit for base salary, annual bonus and long-term incentives. Once the survey results were released, the matches were confirmed and the market data was extracted for use in determining annual salary, bonus and long-term incentive recommendations. In 2010, total direct compensation (base salary, annual bonus, long-term incentives) was measured for the remaining HII NEOs and their compensation levels ranged from 11% to 20% above the 50th percentile of the applicable survey results; Ms. Niland, 11%; Mr. Edenzon, 11%; Mr. Mulherin, 11%; Mr. Ermatinger, 20%.
Risk Assessment
     During the fourth quarter of 2009 the Northrop Grumman board of directors oversaw an internal assessment of Northrop Grumman’s risk profile, including the potential risk posed by the compensation programs in which our employees participated. This was followed by a risk assessment of Northrop Grumman’s executive compensation programs in the first quarter of 2010, performed by the Northrop Grumman Compensation Committee’s compensation consultant, Mr. Paulin of F.W. Cook. As a part of these risk assessments, the following were determined:
•	the board and the Northrop Grumman Compensation Committee exercise close oversight over the performance measures utilized by the annual and long-term incentive plans, both of which serve to drive long-term performance and enhance stockholder value;

•	the performance objectives of the plans are linked such that achievement of annual incentive plan measures serves to enhance long-term performance of Northrop Grumman and the company while also supporting the goals established for the long-term incentive plan; and

•	the connection of performance metrics between the annual and long-term plans incentivizes long-term performance over short-term gain. Moreover, in addition to other risk-mitigating features incorporated into Northrop Grumman’s compensation programs such as holding-period requirements, stock ownership guidelines and a compensation recoupment policy, Northrop Grumman relies upon a rigorous system of internal controls to prevent any individual employee from creating adverse material risk in pursuit of an annual or long-term award.
SECTION II
Elements of Compensation
     The compensation elements for the HII NEOs for fiscal 2010 are summarized in the table below and then described in more detail following the table.

Element of		If Variable,	Cash or
Compensation	Objectives	Performance Measured	Equity
Salaries
•     targeted at a competitive market median on a job-by-job basis
•     adjusted above or below median based on executive’s experience, skills and sustained performance
•     served to recruit and retain the talent necessary to run our businesses
		Not variable	Cash

Annual Incentive
•     designed to motivate executives to attain vital short-term goals
•     intended to provide a competitive level of compensation when the individual and the company achieve the approved performance objectives
•     tying the annual incentive directly to financial performance provided the most effective alignment with stockholder interests
Variable, based on our and Northrop Grumman’s performance for all executives other than our President, which is based solely on Northrop Grumman performance, and adjusted for individual performance

2010 performance criteria were the following:
•     new business awards
•     pension-adjusted operating margin
•     free cash flow conversion before discretionary pension funding
•     non-financial performance goals
Cash

Long-Term Incentives
•     for 2010, long-term incentives granted to our President in the form of Northrop Grumman stock options (50%) and Northrop Grumman Restricted Performance Stock Rights (50%); to the other HII NEOs in the form of Northrop Grumman Restricted Performance Stock Rights (100%)
		See below	Equity

Element of		If Variable,	Cash or
Compensation	Objectives	Performance Measured	Equity
Stock Options	• provided direct alignment with stockholder interest while serving as a retention tool	Variable, based on Northrop Grumman stock price	Equity

Restricted Performance Stock Rights	• designed to establish a long-term performance perspective for the executives • stock-based arrangement to create stockholder-managers interested in Northrop Grumman’s sustained growth and prosperity	Variable, based on:
•     pension-adjusted operating margin
•     pension-adjusted return on net assets
•     for our President, performance is measured in terms of Northrop Grumman stock price only (3 year total shareholder return)
Equity

Other Benefits	• supplemental retirement, savings, medical and severance plans consistent with industry practice	Not variable	Cash
Salaries
     Base salaries of the HII NEOs were targeted at a competitive market median on a job-by-job basis with individual variations explained by differences in each incumbent’s experience, skills, and sustained performance. Internal pay relationships and equitability were also considered. The Northrop Grumman Compensation Committee reviewed and approved our President’s salary and the Northrop Grumman CEO reviewed and approved the other HII NEOs’ salaries, based on recommendations from our President, on an annual basis, or at the time of promotion or a substantial change in responsibilities, and made adjustments as needed based on the Compensation Philosophy described above.
     In February 2010, the Northrop Grumman Compensation Committee approved base salary increases for certain sector presidents, including Mr. Petters, whose base salary was raised from $575,000 to $750,000. This action was taken to more closely align the sector presidents in terms of internal equity since the scope of job responsibilities is very similar.
Annual Incentives
     Under the Northrop Grumman Annual Incentive Plan, the Northrop Grumman Compensation Committee approved annual incentive compensation targets for our President and the Northrop Grumman CEO approved the annual incentive compensation targets for the other HII NEOs. The incentive compensation targets were determined for each position based on market prevalence, individual job level, scope and overall influence on the business results. The Northrop Grumman Compensation Committee and the Northrop Grumman CEO considered both the recommendations of consultants and those of Northrop Grumman Management and our senior management in determining appropriate annual incentive target levels. The target incentive award (“Target Bonus”) represented a percentage of each executive’s base salary and, after the year ended, provided a basis upon which a final award amount was determined by the Northrop Grumman Compensation Committee and the Northrop Grumman CEO based on an assessment of the financial performance against pre-determined performance criteria and individual performance.
     The annual incentive targets below were established for the HII NEOs:
2010 Annual Incentive Targets

		Target	Payout Range
Name	Title	Payout%	% of Salary
C. Michael Petters	President and Chief Executive Officer	75%	0% – 150%
Barbara A. Niland	Vice President and Chief Financial Officer	40%	0% – 80%
Irwin F. Edenzon	Vice President and General Manager — Gulf Coast Operations	45%	0% – 90%
Matthew J. Mulherin	Vice President and General Manager — Newport News Operations	45%	0% – 90%
William R. Ermatinger	Vice President and Chief Human Resources Officer	40%	0% – 80%
     For 2010, our President’s bonus was evaluated based on the Northrop Grumman Company Performance Factor (“CPF”) and an Individual Performance Factor (“IPF”). For the remaining HII NEOs, bonuses were evaluated based on the Northrop Grumman Company Performance Factor, our Sector Performance Factor (“SPF”), and an IPF. Within the annual incentive formula described below, the CPF and SPF were weighted equally (50% each) and could range from 0% to 200%. The IPF could range 0-125%. Final bonus award payments were capped at 200% of an individual’s target bonus.

              Annual incentive formula for 2010:
     Base Salary x Target % = Target Bonus
     Target Bonus x CPF x IPF = Final Bonus Award *

*	For elected officers including our President, as a member of Northrop Grumman’s Corporate Policy Council, the CPF within the formula is weighted 100% on Northrop Grumman company performance. For the other NEOs, the CPF equals Final Company Financial Metric (50%) plus Final Sector Score (50%). The Final Sector Score is comprised of sector level performance of the same financial and non-financial metrics explained below.
     At the conclusion of the calendar year, an annual performance evaluation for each HII NEO, other than our President, was conducted by the Northrop Grumman CEO who reviewed and approved the IPFs for those HII NEOs. The IPF was determined based upon consideration of the following factors:
•	Financial performance

•	Performance on non-financial goals, including company-level goals and specific operating factors

•	Strategic leadership and vision

•	Program execution and performance

•	Customer relationships

•	Peer and employee relationships
     The Northrop Grumman CEO and Northrop Grumman Compensation Committee reviewed all performance information, as well as the comparison to market data, and approved bonus amounts. As previously noted, the Northrop Grumman CEO approved bonus amounts for all HII NEOs (other than our President) and the Northrop Grumman Compensation Committee approved our President’s final bonus amount. The Northrop Grumman Compensation Committee approved the final financial performance factors (CPF and SPF) that were used to determine the annual incentive payout. The Northrop Grumman Compensation Committee also has full discretion to make adjustments to the CPF and/or SPF if it determines such adjustment is warranted. For example, in instances where our performance has been impacted by material, unusual or non-recurring gains and losses, changes in law, regulations or in generally accepted accounting principles, accounting charges or other extraordinary events not foreseen at the time the targets were set. The Northrop Grumman Compensation Committee has also adjusted payouts downward in the past despite performance targets having been met when it determined circumstances existed that had a negative impact on us and they were not reflected in the performance calculation. Actual adjustments for 2010 are described below.
2010 Annual Incentive Goals and Results
     For the 2010 performance year, the Northrop Grumman Compensation Committee determined that the evaluation of Northrop Grumman performance would be based on achievement of both financial and non-financial metric goals. The final Northrop Grumman CPF equaled the financial metric score multiplied by the assessment for the non-financial metrics which were scored in the range of 80% to 120%. The Northrop Grumman Compensation Committee assessed non-financial performance with a recommendation from the Northrop Grumman CEO.
     The three Northrop Grumman financial metrics focused on capturing new business awards, expanding the current pension-adjusted operating margin rate and on free cash flow conversion (calculated as free cash flow before discretionary pension funding divided by net income). The six Northrop Grumman non-financial metrics were customer satisfaction, diversity, engagement (attrition), environmental, quality and safety, measured as follows:
•	Customer Satisfaction — measured in terms of feedback received from customers including customer generated performance scores, award fees, as well as verbal and written feedback. For example, Department of Defense contracts that meet certain thresholds are required to provide feedback through the Contractor Performance Assessment Reporting System.

•	Diversity — measured in terms of improving representation of females and people of color in mid-level and senior-level management positions with respect to peer benchmarks.

•	Engagement (attrition) — measured in terms of voluntary attrition, which is an indicator of engagement levels within an organization as companies with high employee engagement retain a more motivated and productive workforce.

•	Environmental — measured in terms of the reduction, in metric tons, of greenhouse gases emissions.

•	Quality — measured using program-specific objectives available within each of Northrop Grumman’s sectors. This metric integrates available measures of quality including defect rates, process quality, supplier quality, planning quality and other appropriate criteria for program type and phase.

•	Safety — measured by Total Case Rate, and defined as the number of OSHA recordable injuries (any medical treatment requiring more than first aid) per 100 full-time employees.
     The score for operating margin is adjusted based upon the amount of earnings charges recorded for the year. The adjustment can increase the score by a maximum of five percentage points if the actual operating margin rate is equal to or above target and minimal charges are recorded or decrease the score by up to five percentage points if significant charges are recorded and the target operating margin rate is not achieved. Each financial metric/goal is described below and shown with its relative weighting.
               Northrop Grumman Financial Goals that were Applicable to our President

					2010 Actual
		Threshold	Target	Maximum	Performance
Metric/Goal	Weighting	Performance	Performance	Performance	(as adjusted)
New Business Awards (Amounts in Billions)	20%	$27.0	$30.0	$37.0	$31.8
Pension-Adjusted Operating Margin Rate *	40%	8.0%	9.0%	10.0%	$9.3%
Free Cash Flow Conversion	40%	80%	100%	135%	119%

*	This goal is adjusted for net FAS/CAS pension expense.
     For 2010, the Northrop Grumman Compensation Committee used its discretion to adjust the financial metric scores for four unusual, non-recurring items: financial impacts resulting from the shipbuilding strategic actions; IRS tax settlement for years 2004 through 2006; cash tender offer for Northrop Grumman debt securities; and the purchase of the new headquarters facility in Virginia. Three of the adjustments increased the score and one of the adjustments decreased the score.
     After adjusting for the four unusual items described above, the Northrop Grumman adjusted financial performance score was 142%. For non-financial metrics, the calculated score was 107%. After incorporating performance on the three financial metrics and six non-financial metrics, the final CPF for Northrop Grumman was 152%. Based on an overall assessment of performance at Northrop Grumman, the Northrop Grumman CEO recommended to the Northrop Grumman Compensation Committee a company performance score of 150%. After reviewing Northrop Grumman’s overall performance, the Northrop Grumman Compensation Committee approved a final CPF of 150%.
     Northrop Grumman non-financial goals applicable to our President were based on Company-level performance, including customer satisfaction, diversity, engagement (attrition), environmental, quality and safety, as described above. Based on an assessment of the adjusted company-level financial performance, the company-level non-financial performance metrics, and his individual performance factor, the Northrop Grumman Compensation Committee determined a score of 161% for our President for 2010. The calculation resulted in an annual incentive payout of $900,000 for the 2010 performance year.
               Financial Goals that were Applicable to the Remaining HII NEOs

					2010 Actual
		Threshold	Target	Maximum	Performance
Metric/Goal	Weighting	Performance	Performance	Performance	(as adjusted)
New Business Awards (Amounts in Billions)	20%	$3.4	$3.8	$4.6	$5.4
Operating Margin Rate	40%	5.9%	6.9%	7.9%	6.7%
Free Cash Flow Conversion *	40%	50%	65%	85%	92%

*	Defined as free cash flow divided by operating margin where free cash flow is adjusted for net external interest expense and foreign tax and operating margin is adjusted for purchased intangible amortization and intersegment margin.
     AIP scores for our NEOs other than our President are based on the HII Final AIP score times an individual performance factor, with the HII Final AIP score based on the following calculation:
HII Final AIP Score = 50% x (Northrop Grumman financial metric score) + 50% x (HII score)
HII Score = (HII financial metric score) x (HII non-financial metric score + HII operating factor (range of 80 — 120%))
     Within the annual incentive formula for the HII score, the operating factor is based on our performance as measured against a set of pre-approved HII specific objectives that consist of the following priorities: HII improvement projects, human capital, achieving first time quality, supply chain management, facilities and technology, and financial predictability. Consistent with the calculation of the Northrop Grumman financial metric score, our operating margin score is adjusted based upon the amount of HII earnings charges taken during the year. The HII non-financial metrics are the same as those for the company described above.
     After adjusting for the Shipbuilding strategic actions (wind down of Shipbuilding activities in Avondale, Louisiana), the adjusted HII financial metric score was 150%. The combined assessment for the non-financial metrics and HII specific objectives was 118% resulting in a HII score of 177%. A final HII AIP score of 160% was calculated by taking 50% of the company financial metric score (142%) and 50% of the HII score (177%). For 2010, the Compensation Committee accepted the CEO’s recommendation that the HII Final AIP score be set at 160%, including an adjustment to the HII financial metrics for non-recurring strategic actions in Shipbuilding, and recognizing the success of the HII team in addressing the non-financial goals in Shipbuilding.
     Details on the range of bonuses that could have been payable based on 2010 performance are provided in the Grants of Plan-Based Awards table. Actual bonus payouts for 2010 performance are provided in the Summary Compensation Table.
Long-Term Incentive Compensation
2010 Stock Option and Restricted Performance Stock Right Award
     During 2010, each of the HII NEOs was granted long-term incentive awards in the form of Northrop Grumman equity grants. With respect to the amount of long-term incentive awards granted to the HII NEOs in 2010, the Northrop Grumman Compensation Committee determined the target award value for our President, and the Northrop Grumman CEO determined the target award values for the other HII NEOs based on the market analysis discussed in this Compensation Discussion and Analysis, applying value-based guidelines which focus on the value delivered versus the number of shares delivered (share-based guidelines). The Northrop Grumman Compensation Committee and Northrop Grumman CEO believes that value-based guidelines more effectively allow for the delivery of target opportunities that are consistent with median awards given to individuals holding comparable positions at peer companies.
          2010 Long-Term Incentive Target Value

		Target Value
Name	Title	(% of Base Salary)
C. Michael Petters	President and Chief Executive Officer	248%
Barbara A. Niland	Vice President and Chief Financial Officer	114%
Irwin F. Edenzon	Vice President and General Manager — Gulf Coast Operations	122%
Matthew J. Mulherin	Vice President and General Manager — Newport News Operations	122%
William R. Ermatinger	Vice President and Chief Human Resources Officer	83%
     In 2010, the Northrop Grumman Compensation Committee granted 50% of the target value in the form of stock options and 50% in the form of RPSRs to our President. The Northrop Grumman Compensation Committee believes it is important to utilize performance-based units such as RPSRs in combination with stock options, as this long-term incentive combination focuses on creating stockholder value. Stock options granted to our President in 2010 vest in three annual installments of 33% each, becoming fully vested after three years, and expiring after seven years. For the other NEOs, the Northrop Grumman CEO approved awards 100% in the form of RPSRs.
     The Northrop Grumman Compensation Committee evaluates RPSR performance requirements each year to ensure they are aligned with Northrop Grumman’s objectives. For the 2010 grant, the Northrop Grumman Compensation Committee reviewed the performance metrics with management and determined that for elected officers of Northrop Grumman, including our President, performance would be measured in terms of relative Total Shareholder Return (“TSR”). TSR is measured by comparing Northrop Grumman share performance over a three-year period to the performance of top aerospace and defense companies in the United States and Europe, and to the S&P Industrials Index which comprises companies within the S&P 500 classified as Industrials.
     For the other HII NEOs, financial performance would be measured based on the Return On Net Assets (“RONA”) adjusted for pension benefits and the pension-adjusted operating margin rate achieved at the end of the three-year period. Final performance determination is an equally weighted sum of RONA and pension-adjusted operating margin rate results. Target performance is based upon achieving a RONA of 14% and achieving a pension-adjusted operating margin rate of 10% at the end of 2012.
     Shares that ultimately are vested and paid out under an RPSR award to the executive can vary from 0% to 200% of the original number of shares granted. RPSR awards may be paid in shares, cash or a combination of shares and cash. Dividends are not paid or earned on RPSR awards. More details on the 2010 stock option and RPSR grants to the President and HII NEOs are provided in the Grants of Plan-Based Awards Table.

               Recently Completed RPSR Performance Period (2008 — 2010)
     During the first quarter of each year, the Northrop Grumman Compensation Committee reviews Northrop Grumman’s financial performance achievement against established goals to determine payout multiples for RPSRs with a performance period that ended in the prior year. The Northrop Grumman Compensation Committee has authority to make adjustments to the payout multiple if it determines such adjustment is warranted. For example, in instances where our performance has been impacted by material, unusual or non-recurring gains and losses, changes in law, regulations or in generally accepted accounting principles, accounting charges or other extraordinary events not foreseen at the time the targets were set, the Northrop Grumman Compensation Committee has used discretion in the past to modify the final awards. Individual performance is not relevant to the amount of the final payout of RPSRs.
     At the February 15, 2011 meeting, the Northrop Grumman Compensation Committee reviewed performance for the January 1, 2008 to December 31, 2010 RPSR performance period. The final award for this grant of RPSRs was based on an equally weighted sum of RONA and cumulative, pension-adjusted, operating margin.
     The amount of cumulative pension adjusted operating margin over the three year period was less than the threshold amount, resulting in a score of 0%, primarily because of the $3.1 billion goodwill impairment charge taken in 2008. RONA exceeded the maximum amount, resulting in a score of 200%. Based on equal weighting for each metric, the final performance for the 2008 grant was determined to be 100%.
Retention Grants for Key Employees
     In January 2011, the Northrop Grumman Compensation Committee approved, for recommendation to the HII board of directors, special long-term incentive stock grants in the form of restricted stock rights (“RSRs”) for the HII NEOs, including our President. These grants are contingent upon the completion of the spin-off. The purpose of these grants is to ensure overall business continuity and a successful transition from Northrop Grumman to Huntington Ingalls Industries. The HII NEOs will be granted RSRs with the following approximate values on the date of grant: Mr. Petters, $2,500,000; Ms. Niland, $1,000,000; Mr. Edenzon, $1,000,000; Mr. Mulherin, $1,000,000; Mr. Ermatinger, $750,000. These grants will be made in HII shares upon the date of the distribution, with the number of shares based on the closing price on that date, and will vest 100% after three years.
Treatment of Long-Term Incentive Awards Following the Spin-Off
     In connection with the spin-off, HII will establish an equity incentive plan to provide for awards with respect to shares of HII’s common stock. At the time of the distribution, the exercise price of and number of shares subject to any outstanding option to purchase Northrop Grumman stock, as well as the number of shares subject to any RPSRs, RSRs or other Northrop Grumman equity award, held by HII’s current and former employees on the distribution date will be adjusted to reflect the value of the distribution such that the intrinsic value of such awards at the time of separation is held constant. The performance of each award will be determined as of December 31, 2010 and fixed with a payout during the normal cycle in shares of HII stock at the end of the performance period. The awards will continue under HII for the remaining portion of each respective performance period. In addition, existing performance criteria applicable to such awards will be modified appropriately to reflect the spin-off such that the remaining portion of each grant will be based on HII performance metrics. The equity awards held by the HII NEOs will be adjusted in the same manner as the awards held by our other current and former employees.
Other Benefits
     This section describes the other benefits HII NEOs received in 2010. These benefits were non-performance related and were designed to provide a market competitive package for purposes of attracting and retaining the executive talent needed to achieve our business objectives. These included benefits under broad-based retirement plans, as well as supplemental executive benefits provided in addition to those provided to all other employees. These supplemental benefits included supplemental pension plans, enhanced health and welfare benefits and the Special Officers Retiree Medical Plan (“SORMP”) for our President offered at retirement.
Defined Benefit Retirement Plans
     Northrop Grumman maintains tax-qualified defined benefit plans that covered the HII NEOs and the majority of our workforce. Compensation, age and service factor into the amount of the benefits provided under the plans. Thus, the plans were structured to reward and retain employees of long service and to recognize higher performance levels as evidenced by increases in annual pay.
     Northrop Grumman maintains supplemental defined benefit plans that covered the HII NEOs. These plans (1) provided benefits that would have been provided under the tax-qualified plans but for limitations imposed by the

Internal Revenue Code and (2) provided larger accruals for elected and appointed officers in recognition of the higher levels of responsibility for such executives. Such benefits are common in the aerospace and defense industry.
     Although benefits were paid from different plans due to plan and legal requirements, Northrop Grumman imposed an overall cap on all the pension benefits which included the HII NEOs. Each officer’s total pension benefit under all pension plans combined was limited to no more than 60% of his or her final average pay. Additional information on these defined benefit retirement plans and the cap on officer pension benefits is provided in the Pension Benefits Table.
Defined Contribution Savings Plans
     Northrop Grumman maintains tax-qualified retirement savings plans that covered the HII NEOs and the majority of our workforce. Participating employees contributed amounts from their pay to the plans, and Northrop Grumman generally provides a matching contribution.
     Northrop Grumman maintains two supplemental savings plans that covered all eligible employees, including the HII NEOs. The Savings Excess Plan allowed the HII NEOs and all other eligible employees to defer compensation beyond the limits of the tax-qualified plans and receive a matching contribution. The HII NEOs and all other eligible employees could also defer compensation under the Deferred Compensation Plan. No match was provided under the Deferred Compensation Plan, which was closed to new contributions as of December 31, 2010.
     Additional information about the Savings Excess and Deferred Compensation Plans is provided in the Nonqualified Deferred Compensation Table.
Special Officer Retiree Medical Plan (“SORMP”)
     The SORMP was closed to new participants in 2007. Only our President was a participant in the SORMP and was entitled to retiree medical benefits pursuant to the terms of the SORMP. The coverage was essentially a continuation of the executive medical benefits plus retiree life insurance. Additional information about the SORMP is provided in the Retiree Medical Arrangement section in the attached tables.
Perquisites
     HII NEOs were eligible for certain executive perquisites which included financial planning, income tax preparation, physical exams and personal liability insurance. While almost all other executive perquisites have been eliminated, the perquisites that remained were the most common within the marketplace and were viewed as an important component of our total compensation package. On an annual basis, Northrop Grumman Management and the Northrop Grumman Compensation Committee reviewed both perquisites and benefits for companies participating in the Aon Hewitt market-based database.
Use of Northrop Grumman Aircraft
     Our President was able to utilize Northrop Grumman aircraft for business and personal travel. Throughout the year, if any HII NEO used Northrop Grumman aircraft for personal travel, the costs for such travel were imputed as income and subject to the appropriate tax reporting according to IRS regulations and this benefit was not grossed up.
Severance and Change-in-Control Benefits
     Northrop Grumman has an established severance plan for elected and appointed officers. Prior to December 31, 2010, Northrop Grumman also maintained a change-in-control Special Agreement for certain elected officers, including our President. During its March 2010 meeting, the Northrop Grumman Compensation Committee approved the termination of all change-in-control agreements and plans at Northrop Grumman as of December 31, 2010, including the Special Agreement previously in effect for our President.
     The severance plan provided compensation and benefits for a reasonable period if participants are terminated.
     Northrop Grumman’s Severance Plan for Elected and Appointed Officers was implemented in August 2003, and offers severance to officers who qualify and are approved to receive such treatment. Generally, executives are unemployed for a time period following a termination, and the purpose of the severance plan was to help bridge an executive’s income and health coverage during this period. Effective October 1, 2009, the Northrop Grumman Compensation Committee approved a modification to severance benefits for our President and reduced the severance benefits from two years of salary and bonus to eighteen months. All other HII NEOs were eligible for severance benefits equal to one year of base salary + target bonus. In general, these benefits were consistent with severance multiples and benefit continuation periods in the market. The severance benefits that are provided to the HII NEOs under the Northrop Grumman Severance Plan for Elected and Appointed Officers are the following:

          For our President
•	Lump sum cash payment = 1 1/2 x (Base Salary + Target Bonus)

•	Continue to pay portion of medical & dental benefits for 18 months concurrent with COBRA coverage. The employee is responsible for his/her portion

•	Outplacement assistance up to 1 year after termination

•	Continued reimbursement of eligible financial planning expenses for the year of termination and the following year, up to a maximum of $15,000 per year
          For the HII NEOs
•	Lump sum cash payment = 1 x (Base Salary + Target Bonus)

•	Continue to pay portion of medical & dental benefits for 12 months concurrent with COBRA coverage. The employee is responsible for his/her portion

•	Outplacement assistance up to 1 year after termination

•	Continued reimbursement of eligible financial planning expenses for the year of termination and the following year, up to a maximum of $5,000 per year
     Additional information on the benefits provided under the severance plan is provided in the Severance/Change-in-Control section of the tables. None of the HII NEOs will be entitled to any severance benefits under the Northrop Grumman Severance Plan for Elected and Appointed Officers as a result of the spin-off.
SECTION III
Policies and Procedures
Tax Deductibility of Pay
     Section 162(m) of the Internal Revenue Code generally limits the annual tax deduction to $1 million per person for compensation paid to a public company’s CEO and its next three highest-paid executive officers (other than the CFO). Qualifying performance-based compensation is not subject to the deduction limit. For 2010, none of the HII NEOs was within the group of Northrop Grumman executive officers that was subject to the Code Section 162(m) limitations. Following the spin-off, we intend to consider the application of the Code Section 162(m) limits. However, our compensation decisions will be made, among other things, to ensure market competitive rates are maintained and retention of critical executives is achieved. Sometimes these decisions may result in compensation amounts being non-deductible under Code Section 162(m).
Grant Date for Equity Awards
     Historically, the annual grant cycle for stock options and other equity awards occurred at the same time as salary increases and annual incentive grants. This typically occurred in February each calendar year. This timing allowed management and the Northrop Grumman Compensation Committee and the Northrop Grumman CEO to make decisions on three compensation components at the same time, utilizing a total compensation perspective. The Northrop Grumman Compensation Committee and the Northrop Grumman CEO reviewed and approved long-term incentive grants in February and established the grant price for stock options on the date of the Northrop Grumman Compensation Committee meeting. The grant price was equal to the closing price of Northrop Grumman’s stock on the date of grant.
     At its February 2010 meeting, the Northrop Grumman Compensation Committee reviewed and approved the long-term incentives for our President, and long-term incentives for the remaining HII NEOs were approved by the Northrop Grumman CEO under his delegation from the Northrop Grumman Compensation Committee. The 2010 grant was approved after the filing of Northrop Grumman’s Form 10-K for 2009 on February 9, 2010, as the Northrop Grumman Compensation Committee and Northrop Grumman CEO believe it is important to have the grant occur following the release of detailed financial information about the company. This approach allows for the stock price to be fully reflective of the market’s consideration of material information disclosed in Northrop Grumman’s Form 10-K.
Stock Ownership Guidelines
     Northrop Grumman maintains stock ownership guidelines which apply to the HII NEOs. These guidelines are intended to further promote alignment of management and stockholder interests. These guidelines required that the HII NEOs and other officers own stock denominated as a multiple of their annual salaries which could be accumulated over a five-year period from the date of hire or promotion into an officer position.

     The Stock Ownership guidelines were as follows:
•	HII President: 3 x base salary

•	Other HII NEOs: 1 1/2 x base salary
     Shares that satisfy the stock ownership guidelines included:
•	Stock owned outright by an officer

•	Restricted Stock Rights, whether or not vested

•	Value of equivalent shares held in the Northrop Grumman Savings Plan, the Northrop Grumman Financial Security and Savings Program and the Northrop Grumman Savings Excess Plan.
     Stock options and unvested RPSRs were not included in calculating ownership until they were converted to actual shares owned.
     During its September 2010 meeting, the Northrop Grumman Compensation Committee performed its annual review of the ownership of all elected officers including our President. The Northrop Grumman CEO performed a review of the stock ownership holdings of Northrop Grumman’s Appointed Officers; these included the remaining HII NEOs. Officers whose current stock ownership fell below certain thresholds were asked to provide a plan for achieving compliance. The Northrop Grumman Compensation Committee and the Northrop Grumman CEO were satisfied with the efforts of all officers to achieve compliance.
     In September 2008, the Northrop Grumman Compensation Committee approved a stock trading program under SEC Rule 10b5-1 for purposes of more effectively managing insider sales of stock. The plan covered all the HII NEOs and other officers. An insider could establish a plan during any quarterly window period for the next window period. The duration of the plan was one year.
Executive Compensation Recoupment
     Ethical behavior and integrity remain an important priority for the company leadership. In support of this, the Northrop Grumman Compensation Committee approved an executive compensation recoupment policy (also known as a “clawback” policy) at its December 2008 meeting that became effective in the first quarter of 2009, and was subsequently amended in March 2010. The policy applied to our NEOs and all other employees at the level of Vice President or higher. When first adopted, Northrop Grumman could recover annual and long-term incentive compensation when incentive payments had been based on financial results that were later restated due to misconduct.
     In the first quarter of 2010, the Northrop Grumman Compensation Committee approved strengthening the policy to allow for the recovery of incentive compensation payments based on restated financial results regardless of whether misconduct was determined to have been the cause of the restatement. The Northrop Grumman Compensation Committee believed this broader definition governing the basis for incentive compensation recoupment would better serve shareholder interests and those of Northrop Grumman.
     The Northrop Grumman Compensation Committee was responsible for investigating potential payments based on inaccurate financial results that were later restated, and determining whether any incentive payments are to be recovered.
Stock Holding Requirement
     Effective with February 2010 awards, Northrop Grumman implemented a new stock holding policy for elected and appointed officers further emphasizing the importance of sustainable performance and appropriate risk management behaviors. This new policy worked in conjunction with the stock ownership requirements and required all officers (Corporate Policy Council members and vice presidents) to hold, for a period of three years, 50% of the net shares (after taxes) received from RPSR payouts and stock option exercises. This change was effective with the 2010 grants and for grants made in subsequent years. Grants to employees prior to 2010 are not subject to these holding requirements. These holding requirements will generally continue upon termination and retirement for a one-year period after separation from the company, affecting any stock vesting or option exercises in that one-year period. Stock vesting or options exercised after the one-year anniversary of retirement or termination will not be subject to the holding requirement.

2010 Summary Compensation Table

							Change in
							Pension
							Value and
							Non-
							Qualified
							Deferred
				Stock	Option	Non-Equity Incentive	Compensation	All Other
		Salary(1)		Awards(2)	Awards(2)	Plan Compensation(3)	Earnings(4)	Compensation(5)	Total
Name & Principal Position	Year	($)	Bonus ($)	($)	($)	($)	($)	($)	($)
C. Michael Petters	2010	716,346	0	2,208,350	1,400,034	900,000	434,140	62,009	5,720,879
President and Chief	2009	572,788	0	1,490,069	861,877	350,000	593,065	76,789	3,944,588
Executive Officer	2008	566,827	0	2,379,608	946,494	603,750	490,672	73,803	5,061,154

Barbara A. Niland	2010	332,875	0	1,043,265	0	267,800	450,950	50,779	2,145,669
Vice President and	2009	312,115	0	920,387	0	110,000	545,626	69,391	1,957,519
Chief Financial Officer	2008	297,019	0	652,775	0	174,300	376,775	76,442	1,577,311

Irwin F. Edenzon	2010	368,723	0	1,264,864	0	306,798	215,018	53,168	2,208,571
Vice President and	2009	347,115	0	1,051,902	51,959	140,000	340,778	60,144	1,991,898
General Manager — Gulf Coast Operations	2008	322,231	0	606,210	0	199,200	266,050	101,649	1,495,340

Matthew J. Mulherin	2010	368,723	0	1,264,864	0	306,798	243,700	62,712	2,246,797
Vice President and	2009	347,115	0	1,051,902	51,959	140,000	273,116	73,885	1,937,977
General Manager — Newport News Operations	2008	328,040	0	652,775	0	199,200	216,647	75,601	1,472,263

William R. Ermatinger	2010	286,017	0	664,874	0	207,088	256,136	57,304	1,471,419
Vice President and	2009	267,471	0	670,603	0	90,000	309,709	75,247	1,413,030
Chief Human Resources Officer	2008	257,500	0	388,171	0	124,500	256,791	75,263	1,102,225
Footnotes:
(1)	The amounts in this column include amounts deferred under the savings and nonqualified deferred compensation plans.

(2)	The dollar value shown in these columns is equal to the grant-date fair value of equity awards made during the year. For assumptions used in calculating these numbers, see Footnote 4 on the Grants of Plan-Based Awards table. Amounts for 2008 have been adjusted to reflect expected performance on date of grant. The maximum grant date value (200%) of 2010 stock awards for each NEO is listed below:
•	C. Michael Petters $3,454,480

•	Barbara A. Niland $1,605,023

•	Irwin F. Edenzon $1,945,944

•	Matthew J. Mulherin $1,945,944

•	William R. Ermatinger $1,022,883
(3)	For 2009 and 2008, these amounts were paid under Northrop Grumman’s annual bonus plan based on performance achieved during the prior year, as described in the Compensation Discussion and Analysis. 2010 bonus information was approved by the Northrop Grumman Compensation Committee on February 15, 2011. The amounts in this column include amounts deferred under the savings and nonqualified deferred compensation plans.

(4)	There were no above-market earnings in the nonqualified deferred compensation plans (see the description of these plans under the Nonqualified Deferred Compensation table). The amounts in this column relate solely to the increased present value of the executive’s pension plan benefits (see the description of these plans under the Pension Benefits table).

(5)	The 2010 amount listed in this column for Mr. Petters includes medical, dental, life and disability premiums ($47,192), company contributions to Northrop Grumman defined contribution plans ($9,800), personal liability insurance ($541) and personal and dependent travel including company aircraft ($4,476).

The 2010 amount listed in this column for Ms. Niland includes medical, dental, life and disability premiums ($33,699), company contributions to Northrop Grumman defined contribution plans ($16,533), personal liability insurance ($500) and personal and dependent travel including company aircraft ($47).

The 2010 amount listed in this column for Mr. Edenzon includes medical, dental, life and disability premiums ($33,652), company contributions to Northrop Grumman defined contribution plans ($18,066), financial planning/income tax preparation ($950) and personal liability insurance ($500).

The 2010 amount listed in this column for Mr. Mulherin includes medical, dental, life and disability premiums ($43,896), company contributions to Northrop Grumman defined contribution plans ($14,316), financial planning/income tax preparation ($4,000) and personal liability insurance ($500).

The 2010 amount listed in this column for Mr. Ermatinger includes medical, dental, life and disability premiums ($42,592), company contributions to Northrop Grumman defined contribution plans ($13,752), financial planning/income tax preparation ($460) and personal liability insurance ($500).
Method for Calculating Perquisite Value
     The following method was used to calculate the value of personal use of Northrop Grumman aircraft described in the paragraphs above. Northrop Grumman calculates the incremental cost of each element, which includes trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contract costs, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown, and other smaller variable costs. Fixed costs that would be incurred in any event to operate Northrop Grumman aircraft (e.g., aircraft purchase costs, maintenance not related to personal trips, and flight crew salaries) are not included. The amount related to the loss of tax deduction to Northrop Grumman on account of personal use of corporate aircraft under the Internal Revenue Code is not included.

2010 Grants of Plan-Based Awards

									All Other
									Stock	All Other
									Awards:	Option Awards:
									Number of	Number of		Grant Date
			Estimated Future Payouts Under			Estimated Future Payouts Under Equity			Shares of	Securities	Exercise or	Fair Value of
			Non-Equity Incentive Plan Awards (1)			Incentive Plan Awards (2)			Stock or	Underlying	Base Price of	Stock and
			Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options (3)	Option Awards	Option
Name & Principal Position	Grant Type	Grant Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	Awards (4)
C. Michael Petters	Incentive Plan		0	562,500	1,125,000
President and Chief	RPSR	2/16/10				0	29,000	58,000				2,208,350
Executive Officer	Options	2/16/10								122,700	59.56	1,400,034

Barbara A. Niland	Incentive Plan		0	133,900	267,800
Vice President and Chief Financial Officer	RPSR	2/16/10				0	13,474	26,948				1,043,265

Irwin F. Edenzon	Incentive Plan		0	166,860	333,720
Vice President and General	RPSR	2/16/10				0	16,336	32,672				1,264,864
Manager — Gulf Coast Operations

Matthew J. Mulherin	Incentive Plan		0	166,860	333,720
Vice President and General	RPSR	2/16/10				0	16,336	32,672				1,264,864
Manager — Newport News Operations

William R. Ermatinger	Incentive Plan		0	115,051	230,102
Vice President and Chief	RPSR	2/16/10				0	8,587	17,174				664,874
Human Resources Officer
Footnotes:

(1)	Amounts in these columns show the range of payouts that was possible under Northrop Grumman’s annual bonus plan based on performance during 2010, as described in the Compensation Discussion and Analysis.

(2)	These amounts relate to RPSRs granted in 2010 under the 2001 Long-Term Incentive Stock Plan. Each RPSR represents the right to receive a share of Northrop Grumman’s common stock upon vesting of the RPSR. For the President, the RPSRs may be earned based on relative Total Shareholder Return over a three-year period commencing on January 1, 2010 and ending December 31, 2012. For other NEOs, the RPSRs may be earned based on Northrop Grumman’s Operating Margin (“OM”) and RONA performance over a three-year performance period commencing January 1, 2010 and ending December 31, 2012. The payout will occur in early 2013 and may range from 0% to 200% of the rights awarded. Earned RPSRs may be paid in shares, cash or a combination of shares and cash. An executive must remain employed through the performance period to earn an award, although pro-rata vesting results if employment terminates earlier due to retirement, death or disability. See the Severance/Change-in-Control section for treatment of RPSRs in these situations and upon a change in control.

(3)	These amounts relate to non-qualified stock options granted in 2010 under the 2001 Long-Term Incentive Stock Plan. The exercise price for the options equals the closing price of Northrop Grumman’s common stock on the date of grant. The options vest in one-third installments on the first three anniversaries of the grant date and become fully vested after three years. The options may also vest upon a change in control under certain circumstances, and a portion of the options may vest upon termination due to retirement, death or disability (see more on these issues in the Severance/Change-in-Control section). The options expire seven years from the date of the grant. No dividends or dividend equivalents are payable with respect to the options.

(4)	For assumptions used in calculating these numbers in accordance with U.S. GAAP, see the discussion in Footnote 18 of Northrop Grumman Shipbuilding’s financial statements for the fiscal year ended December 31, 2010, included elsewhere herein, adjusted to exclude forfeitures.

Outstanding Equity Awards at 2010 Year-End

	Option Awards						Stock Awards
			Equity Incentive
			Plan Awards:					Market
	Number of	Number of	Number of					Value of	Equity Incentive Plan	Equity Incentive Plan
	Securities	Securities	Securities				Number of	Shares or	Awards: Number of	Awards: Market or
	Underlying	Underlying	Underlying				Shares or	Units of	Unearned Shares,	Payout Value of
	Unexercised	Unexercised	Unexercised		Option		Units of Stock	Stock that	Units, or Other	Unearned Shares,
	Options	Options	Unearned		Exercise	Option	that Have Not	Have Not	Rights that Have Not	Units, or Other
	(#)	(#)	Options		Price	Expiration	Vested (2)	Vested	Vested (3)	Rights that Have Not
Name & Principal Position	Exercisable (1)	Unexercisable (1)	(#)	Grant Date	($)	Date	(#)	($)	(#)	Vested (4) ($)
C. Michael Petters	0	122,700	0	2/16/10	59.56	2/16/17	0	0	29,000	1,878,620
President and Chief Executive Officer	39,683	79,367	0	2/17/09	44.99	2/17/16	0	0	20,700	1,340,946
	39,700	19,850	0	2/27/08	80.82	2/27/15	0	0	13,000	842,140
	0	0	0	1/15/08			12,500	809,750	0	0
	27,000	9,000	0	2/28/07	71.85	2/28/17	0	0	0	0
	40,000	0	0	2/15/06	65.10	2/15/16	0	0	0	0
	20,000	0	0	11/1/04	52.43	11/1/14	0	0	0	0
	10,000	0	0	6/14/04	52.49	6/14/14	0	0	0	0
	8,000	0	0	8/20/03	47.11	8/20/13	0	0	0	0
	8,000	0	0	8/20/02	57.40	8/20/12	0	0	0	0
	4,000	0	0	1/18/02	49.21	1/18/12	0	0	0	0
Barbara A. Niland	0	0	0	2/16/10			0	0	13,474	872,846
Vice President and Chief Financial	0	0	0	2/17/09			0	0	12,786	828,277
Officer	0	0	0	2/27/08			0	0	6,213	402,478
Irwin F. Edenzon	0	0	0	2/16/10			0	0	16,336	1,058,246
Vice President and General	2,489	4,980	0	2/17/09	44.99	2/17/16	0	0	14,613	946,630
Manager — Gulf Coast Operations	0	0	0	2/27/08			0	0	5,107	330,831
	0	0	0	3/20/08			0	0	683	44,245
Matthew J. Mulherin	0	0	0	2/16/10			0	0	16,336	1,058,246
Vice President and General	2,489	4,980	0	2/17/09	44.99	2/17/16	0	0	14,613	946,630
Manager — Newport News Operations	0	0	0	2/27/08			0	0	6,213	402,478
	0	0	0	2/28/07			0	0	0	0
	8,000	0	0	6/14/04	52.49	6/14/14	0	0	0	0
	5,000	0	0	8/20/03	47.11	8/20/13	0	0	0	0
	4,000	0	0	8/20/02	57.40	8/20/12	0	0	0	0
William R. Ermatinger	0	0	0	2/16/10			0	0	8,587	556,266
Vice President and Chief Human	0	0	0	2/17/09			0	0	9,316	603,490
Resources Officer	0	0	0	3/20/08			0	0	455	29,475
	0	0	0	2/27/08			0	0	3,253	210,729
Footnotes:

(1)	Options awarded vest at a rate of 33 1/3% per year on the grant’s anniversary date over the first three years of the seven-year option term. Options granted prior to 2008 vest at a rate of 25% per year on the grant’s anniversary date over the first four years of the ten-year option term.

(2)	Outstanding Restricted Stock Rights (RSRs) for Mr. Petters of 12,500 fully vested on January 15, 2011.

(3)	These are target numbers for RPSRs. The first RPSR award for each NEO will vest based on performance for the three-year period ending on December 31, 2012; the second, based on performance for the three-year period ending on December 31, 2011; and the third (and fourth for Mr. Edenzon and Mr. Ermatinger), based on performance for the three-year period ending on December 31, 2010.

(4)	Based on closing price of Northrop Grumman’s stock on December 31, 2010 of $64.78 for target RPSRs.

2010 Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of		Number of Shares
	Shares Acquired	Value Realized on	Acquired on	Value Realized
	on Exercise	Exercise	Vesting(*)	on Vesting
Name & Principal Position	(#)	($)	(#)	($)
C. Michael Petters	0	0	15,660	932,710
President and Chief Executive Officer

Barbara A. Niland	0	0	4,567	272,011
Vice President and Chief Financial Officer

Irwin F. Edenzon	0	0	4,350	259,086
Vice President and General Manager — Gulf Coast Operations

Matthew J. Mulherin	0	0	6,090	362,720
Vice President and General Manager — Newport News Operations

William R. Ermatinger	0	0	3,480	207,269
Vice President and Chief Human Resources Officer
Footnote:

(*)	All shares in this column are RPSRs.
2010 Pension Benefits

		Number of
		Years	Present Value of	Payments
		Credited	Accumulated	During Last
		Service	Benefit(*)	Fiscal Year
Name & Principal Position	Plan Name	(#)	($)	($)
C. Michael Petters	CPC SERP	6.17	1,236,757	0
President and Chief Executive Officer	NNS Restoration	22.50	2,326,126	0
	NNS Salaried Pension Plan	22.50	496,901	0

Barbara A. Niland	OSERP	32.00	1,765,890	0
Vice President and Chief Financial Officer	ERISA 2	7.50	281,647	0
	ES Executive Pension Plan	32.00	946,364	0
	Northrop Grumman Pension Plan	32.00	588,673	0

Irwin F. Edenzon	OSERP	21.00	1,055,557	0
Vice President and General Manager —	NNS Restoration	13.17	471,922	0
Gulf Coast Operations	NNS Salaried Pension Plan	13.17	437,970	0

Matthew J. Mulherin	OSERP	30.00	684,500	0
Vice President and General Manager —	NNS Restoration	28.50	941,115	0
Newport News Operations	NNS Salaried Pension Plan	28.50	556,063	0

William R. Ermatinger	OSERP	23.58	868,995	0
Vice President and Chief Human Resources Officer	ERISA 2	7.50	106,145	0
	ES Executive Pension Plan	23.55	345,854	0
	Northrop Grumman Pension Plan	23.55	339,573	0
Footnote:

(*)	While benefits may be spread over different plans, it is Northrop Grumman’s policy that an executive’s total benefit under these plans is essentially limited to 60% of such executive’s final average pay. Service listed above in the CPC SERP represents employment while in a CPC position. The pension benefits for Mr. Petters under the CPC SERP are based on an alternate formula (as described in more detail in the CPC SERP section below) which includes total Northrop Grumman service.
     The pension values included in this table are the present value of the benefits expected to be paid in the future. They do not represent actual lump sum values that may be paid from a plan. The amount of future payments is based on the current accrued pension benefit as of December 31, 2010. Pursuant to the SEC disclosure rules: (i) the actuarial assumptions used to calculate amounts for this table are the same as those used for Northrop Grumman’s financial statements and (ii) all pension values are determined assuming the NEO works until the specified retirement age, which is the earliest unreduced retirement age (as defined in each plan).
     The value of accumulated benefits for Ms. Niland and Mr. Ermatinger has been computed in accordance with SEC guidance. This guidance results in an overlap of benefits in the OSERP and the ES Executive Pension Plan (“EPP”) which has the effect of overvaluing their benefits. Based on SEC guidance, the assumed OSERP retirement age for Ms. Niland and Mr. Ermatinger is the date on which they attain 85 points (age 55 in each case). At this age, their EPP benefit is zero, thereby increasing the OSERP benefit (see description of each of these plans below for further details). The assumed retirement age for the remaining plans is age 60. Under this assumption, the EPP and the OSERP are both payable. In reality, Ms. Niland and Mr. Ermatinger will retire under only one retirement age. If they were to retire on their earliest retirement age of 55, their annual annuity, based on current service and earnings, would be approximately $218,300 and $147,500 respectively. The present values are $2,570,985 and $1,298,413 which represent a more accurate value of their total benefit rather than the total amounts of $3,582,574 and $1,660,567 shown above.
          General Explanation of the Table
     Through acquisitions, Northrop Grumman has acquired numerous pension plans applying to different groups of employees. Through changes in employment, individual employees may be covered by several different pension plans. However, an executive’s total benefit under these plans is essentially limited to 60% of his final average pay. Legally, the accrued pension benefit cannot be reduced or taken away so all of these historical pension plans have been maintained.
     Pension plans provide income during retirement as well as benefits in special circumstances including death and disability. In general, the plans are structured to reward and retain employees of long service and recognize higher achievement levels as evidenced by increases in annual pay. The term “qualified plan” generally means a plan that qualifies for favorable tax treatment under Internal Revenue Code Section 401. Savings plans (also known as 401(k) plans) and traditional pension plans are examples of qualified plans. Qualified plans apply to a broad base of employees. The term “nonqualified plan” generally means a plan that is limited to a specified group of management personnel. The nonqualified plans supplement the qualified plans and (1) provide benefits that would be provided under Northrop Grumman’s qualified plans but for limitations imposed by the Internal Revenue Code and (2) provide a minimum level of pension benefits to elected and appointed officers of Northrop Grumman in recognition of the higher levels of responsibility.
     The amounts in the table are based on the specific provisions of each plan, which are described in more detail below. There are two basic types of pension benefits reflected in the Pension Benefits Table: non-cash balance type benefits and cash balance type benefits. For purposes of the amounts in the table: non-cash balance type benefits are determined based on the annual pension earned as of December 31, 2010, and include any supplemental payments. Cash balance type benefits are based on the account balance as of December 31, 2010, plus a future interest credit, converted to an annuity using the applicable conversion factors.
     Ms. Niland and Mr. Ermatinger participate in the Northrop Grumman Pension Plan (“NGPP”), the Northrop Grumman Electronic Systems Executive Pension Plan (“ES EPP”), and the Northrop Grumman Supplemental Plan 2 (“ERISA 2”). Mr. Petters, Mr. Edenzon and Mr. Mulherin participate in the Newport News Shipbuilding, Inc. Retirement Plan (“NNS Plan”) and the Newport News Shipbuilding, Inc. Retirement Benefit Restoration Plan (“NNS Restoration Plan”). Each NEO except Mr. Petters also participates in the Officers Supplemental Executive Retirement Program (“OSERP”). Mr. Petters participates in the CPC Supplemental Executive Retirement Program (“CPC SERP”).
     The change in pension values shown in the Summary Compensation Table includes the effect of:
•	an additional year of service from December 31, 2009 to December 31, 2010;

•	changes in eligible pension pay;

•	changes in applicable pay cap limits; and

•	changes in actuarial assumptions.

          Description of Qualified Plans
                  Northrop Grumman Pension Plan (NGPP) and Newport News Shipbuilding, Inc. Retirement Plan (“NNS Plan”)
     These plans are part of the Northrop Grumman Pension Program (the “Program”). The general benefit structure of plans within the Program is similar except for the historical benefit formulas, the transition benefit formulas and the timing of the transition period, all of which are described below.
     The Program is a group of defined benefit pension plans qualified under Internal Revenue Code Section 401. The Program provides up to three component pieces of benefits depending on when a participant is hired and terminates. The following chart illustrates the component pieces of the Program benefit (described in more detail after the chart):

Part B (5-Year Transition Benefit) Benefit based on a formula similar to the one under the historical plan formula during the transition period
Part A Benefit under the historical plan formula before the transition period	+	or (if greater)	+	Part D Benefit under the cash balance formula after the transition period	=	Pension Benefit
Part C (5-Year Transition Benefit) Benefit under the cash balance formula during the transition period
     The components are the historical benefit (the Part A benefit), the transition benefit (the greater of the Part B benefit or the Part C benefit) and the cash balance benefit (the Part D benefit). Eligible employees who joined the Program after the transition date associated with their pension plan accrue only the cash balance benefit (Part D) from their date of participation.
     The qualified benefit for each NEO is the sum of these three benefits (Part A + Part B or C + Part D).The transition period for the NGPP is July 1, 2003 through June 30, 2008 while the transition period for the NNS Plan is January 1, 2004 through December 31, 2008. During the transition period, each eligible participant earned the greater of (i) the benefit calculated under a formula similar to his or her historical plan (Part B) or (ii) the cash balance formula benefit (Part C).
     The Program’s cash balance formula (Parts C and D benefits) uses a participant’s points (age plus years of service) to determine a pay-based credit amount (a percentage of eligible pay) on a monthly basis. Interest is credited monthly on the amount in the participant’s hypothetical individual account. At normal retirement age, a participant’s balance in the hypothetical account is converted into an annuity payable for life, using factors specified in the Program. There are various forms of annuities from which the participant can choose, including a single life annuity or a joint-and-survivor annuity.
                  Specific Elements of the Program
     The following paragraphs describe specific elements of the Program in more detail.
•	Formulas Under Historical Plans:
•	Northrop Grumman Electronic Systems Pension Plan (“NG ESPP”). The NG ESPP is a sub-plan of the NGPP and provides a benefit equal to 2% multiplied by the sum of all years of pensionable compensation (as limited by Code section 401(a)(17)) from January 1, 1995 plus a frozen benefit accrued under the prior Westinghouse Pension Plan, if any. Participants hired prior to January 1, 1995 who elect an annuity form of payment for their Westinghouse frozen benefit are eligible for an annual pre-age 62 supplemental benefit equal to $144 per year of service. This supplemental benefit is paid to those who retire prior to age 62 with payments ceasing at age 62. The NG ESPP was a contributory plan until April 1, 2000. Ms. Niland and Mr. Ermatinger have historical (Part A) benefits under this formula.

•	Newport News Shipbuilding, Inc. Retirement Plan. The NNS Plan provides a benefit equal to 55% of final average pay (as limited by Code section 401(a)(17)) multiplied by benefit service up to a maximum of 35 years divided by 35. Participants with pre-1997 service also have a frozen accrued benefit with the prior NNS parent company, Tenneco. Total benefit service is used for the NNS Plan benefit but the frozen accrued benefit with Tenneco is offset from the total benefit. Final average pay is the average of the final 60 months of base pay multiplied by 12 to determine an annual final average pay. Mr. Petters, Mr. Edenzon and Mr. Mulherin have historical (Part A) benefits under this formula.
•	Cash Balance Formula. Table 1 shows the percentage of pay credit specified at each point level for the Part C benefit for each NEO. Interest is credited monthly based on the 30-year Treasury bond rate.

•	For the Part D benefit, the cash balance formula for all NEOs is based on Table 2.
Table 1 (Heritage)

	Credit Amount
Points		Eligible Pay in Excess of Social Security
(attained age and total service)	All Eligible Pay	Wage Base
Under 25	6.0%	6.0%
25 to 34	6.5%	6.0%
35 to 44	7.0%	6.0%
45 to 54	7.5%	6.0%
55 to 64	8.0%	6.0%
65 to 74	8.5%	6.0%
75 to 84	9.0%	6.0%
Over 84	9.5%	6.0%
Table 2 (Part D Formula)

	Credit Amount
Points		Eligible Pay in Excess of Social Security
(attained age and total service)	All Eligible Pay	Wage Base
Under 25	3.5%	4.0%
25 to 34	4.0%	4.0%
35 to 44	4.5%	4.0%
45 to 54	5.0%	4.0%
55 to 64	5.5%	4.0%
65 to 74	6.5%	4.0%
75 to 84	7.5%	4.0%
Over 84	9.0%	4.0%
•	Vesting. Participants vest in their Program benefits upon completion of three years of service. As of December 31, 2010, each NEO has a nonforfeitable right to receive retirement benefits, which are payable upon early (if eligible) or normal retirement, as elected by the NEO.

•	Form of Benefit. The standard form of benefit is an annuity payable for the life of the participant. At normal retirement the annuity for the cash balance formula is equal to the accumulated account balance divided by 9. Other annuity options may be elected; however, each of them is actuarially equivalent in value to the standard form. The NG ESPP also allows a lump-sum form of distribution to be elected on a portion of the historical (Part A) benefit.

•	Pay. Pay for purposes of the cash balance, and the NG ESPP formulas is basically salary plus the annual cash bonus. Final average pay for the NNS Plan is determined using base salary only.

•	Normal Retirement. Normal retirement means the benefit is not reduced for early commencement. It is generally specified in each formula: age 65 for the historical NG ESPP and NNS Plan formula and the later of age 65 and three years of vesting service for the cash balance formula.

•	Early Retirement. Early retirement eligibility for the historical NNS Plan and for the cash balance formulas occurs when the participant attains both age 55 and completes 10 years of service. Early retirement for the NG ESPP can occur when the participant attains either age 58 and completes 30 years of service or attains age 60 and completes 10 years of service. Alternatively, an NG ESPP participant may elect to commence an actuarially reduced vested benefit at any time following termination. Early retirement benefits under both the historical and cash balance formulas may be reduced for commencement prior to normal retirement. This is to reflect the longer period of time over which the benefit will be paid.

•	All NEOs have completed 10 or more years of service; hence, they are eligible for early retirement under the NGPP or the NNS Plan, as applicable, upon attainment of the early retirement age requirement. Early retirement benefits for each NEO cannot commence prior to termination of employment.

          Description of Nonqualified Plans
ERISA 2
     ERISA 2 is a nonqualified plan which provides benefits that would have been paid under the NGPP but for the Code section 401(a)(17) limit on the amount of compensation that may be taken into account under a qualified plan. ERISA 2 also provides benefits based on compensation deferred under a Company deferred compensation plan, because such deferrals are not included as compensation under the qualified plans. Benefits under ERISA 2 are subject to a general limitation of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the OSERP) for all Company pension benefits. Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option on a portion of the ERISA 2 benefit. Reductions for early retirement apply in the same manner as under the associated qualified plan.
     Ms. Niland and Mr. Ermatinger began participation under the ERISA 2 plan on July 1, 2003; the date ERISA 2 was amended to cover NG ESPP participants.
NNS Restoration Plan
     NNS Restoration Plan is a nonqualified plan which provides benefits that would have been paid under the NNS Plan but for the Code section 401(a)(17) limit on the amount of compensation that may be taken into account under a qualified plan and the Code Section 415 limit on benefits that may be paid under a qualified plan. The NNS Restoration Plan also provides benefits based on total compensation (generally base pay plus bonus earned in a calendar year) including compensation deferred under a Northrop Grumman deferred compensation plan. Benefits under the NNS Restoration Plan are subject to a general limitation of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the OSERP) for all Northrop Grumman pension benefits. Optional forms of payment are the same as those under the NNS Plan. Reductions for early retirement apply in the same manner as under the NNS Plan.
     Mr. Petters, Mr. Edenzon and Mr. Mulherin began participation under the NNS Restoration Plan when they reached applicable pay grades for inclusion in the Plan.
ES Executive Pension Plan
     The ES EPP is a nonqualified plan, frozen to new entrants on July 1, 2003. It provides a gross supplemental pension equal to 1.47% of final average pay for each year or portion thereof that the participant was making maximum contributions to the NG ESPP or predecessor plan. Final average pay is the average of the highest five annualized base salaries at December of each year on or after 1995 plus the average of the highest five annual incentive payments since January 1, 1995. The final ES EPP benefit is reduced by benefits from the NG ESPP and ERISA 2. Participants vest in their ES EPP benefits upon attaining age 58 and completion of 30 years of service, attaining age 60 and completion of 10 years of service or attaining age 65 and completion of 5 years of service. These milestones must be attained prior to termination from the Company. Currently, Ms. Niland and Mr. Ermatinger are not vested in their respective ES EPP benefits. Optional forms of payment are the same as those from the NG ESPP.
OSERP
     The OSERP is a nonqualified plan frozen to new entrants on July 1, 2008; therefore, officers hired on or after this date and any promoted officers who do not participate in a qualified defined benefit pension plan are not allowed to participate in the OSERP. They instead participate in the Officers Retirement Account Contribution Plan, which is a defined contribution plan arrangement. Ms. Niland, Mr. Edenzon, Mr. Mulherin and Mr. Ermatinger participate in the OSERP which provides a total pension benefit equal to a percentage of final average pay (the average pay without the 401(a)(17) limit and including deferred compensation in the three highest-paid plan years during the greater of (i) the last ten consecutive years of participation, or (ii) all consecutive years of participation since January 1, 1997) where the percentage is determined by the following formula: 2% for each year of service up to 10 years, 1.5% for each subsequent year up to 20 years, and 1% for each additional year over 20 and less than 45, less any other Northrop Grumman pension benefits. In the OSERP provisions, all years of service with Northrop Grumman are used to determine the final percentage.
     The OSERP benefit when combined with all Northrop Grumman pension benefits cannot exceed the general limit of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the OSERP). Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option on a portion of the OSERP benefit.
     Normal Retirement: Age 65.
     Early Retirement: Age 55 and completion of 10 years of service. Benefits are reduced by the smaller of 2.5% for each year between retirement age and age 65, or 2.5% for each point less than 85 at retirement. Points are equal to the sum of age and years of service.

     Vesting: Participants vest in their OSERP benefits upon attaining age 55 and completion of 10 years of service or attaining age 65 and completion of 5 years of service. These milestones must be attained prior to termination from Northrop Grumman.
CPC SERP
     The CPC SERP is a nonqualified plan, frozen to new entrants on July 1, 2009. Mr. Petters is eligible to participate in the CPC SERP which provides a pension equal to the greater of the amount accrued under the CPC SERP formula or the benefit calculated using the OSERP provisions. Effective July 1, 2009, the CPC SERP formula is a percentage of final average pay (as defined under the OSERP) where the percentage is determined by the following formula: 3.3334% for each year or portion thereof that the participant has served on the Corporate Policy Council up to 10 years, 1.5% for each subsequent year up to 20 years and 1% for each additional year over 20. The final CPC SERP benefit is determined by deducting any other Northrop Grumman pension benefits accrued for the same period of council service.
     CPC SERP participants will also have their benefits calculated under the OSERP provisions and if it results in a greater amount, the benefit under the OSERP provisions will be provided.
     The CPC SERP benefit when combined with all Northrop Grumman pension benefits cannot exceed the general limit of 60% of final average pay (reduced for early retirement, if applicable, according to the rules of the CPC SERP). Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option on a portion of the CPC SERP benefit.
     Normal Retirement: Age 65.
     Early Retirement: The later of the first day of the month following termination or the commencement of the participant’s qualified plan benefit. Benefits are reduced by the smaller of 2.5% for each year between retirement age and age 65, or 2.5% for each point less than 85 at retirement. Points are equal to the sum of age and years of service.
     Vesting: Participants vest in their CPC SERP benefits when they have vested in their qualified plan benefits.
409A Restrictions on Timing and Optional Forms of Payment
     Under IRC section 409A, employees who participate in company-sponsored nonqualified plans such as the ES EPP, ERISA 2, NNS Restoration Plan, the OSERP and the CPC SERP are subject to special rules regarding the timing and forms of payment for benefits earned or vested after December 31, 2004 (“post-2004 benefits”). Payment of post-2004 benefits must begin on the first day of the month coincident with or following the later of attainment of age 55 and termination from the Northrop Grumman. The optional forms of payment for post-2004 benefits are limited to single life annuity or a selection of joint and survivor options.
          Specific Assumptions Used to Estimate Present Values
     Assumed Retirement Age: For all plans, pension benefits are assumed to begin at the earliest retirement age that the participant can receive an unreduced benefit payable from the plan. OSERP and CPC SERP, benefits are first unreduced once the NEO reaches age 55 and accumulates 85 points or reaches age 65. For the NG ESPP (Part A and B benefits), the associated ERISA 2 (Part B benefits) and the ES EPP, vested benefits are first unreduced for the NEO at the earlier of age 60 and completion of 30 years of service or age 65. NNS Plan and associated NNS Restoration Plan benefits (Part A and B benefits), are first unreduced at the earlier of age 62 and completion of 10 years of service or age 65. Given each NEO’s period of service, cash balance benefits (Part C and D benefits) will be converted to an annuity on an unreduced basis at age 55.
     When portions of an NEO’s benefit under the “Part A + Part B or Part C + Part D” structure have different unreduced retirement ages, the later unreduced age is used for the entire benefit.
     Discount Rate: The applicable discount rates are 6.00% as of December 31, 2009 (6.25% for the NNS Plan and 5.75% for Plan B) and 5.75% as of December 31, 2010 (6.00% for the NNS Plan).
     Mortality Table: As was used for financial reporting purposes, RP-2000 projected ten years without collar adjustment as of December 31, 2009 and RP-2000 projected eleven years without collar adjustment as of December 31, 2010.
     Present Values: Present values are calculated using the Assumed Retirement Age, Discount Rate, and Mortality Table described above; they assume the NEO remains employed until his earliest unreduced retirement age.
     Future Investment Crediting Rate Assumption: Cash balance amounts are projected to the Assumed Retirement Age based on the future investment crediting rate assumptions of 4.37% as of December 31, 2009 and 3.80% as of

December 31, 2010. These rates are used in conjunction with the discount rate to estimate the present value amounts for cash balance benefits.
          Information on Executives Eligible to Retire and Additional Notes
     Mr. Edenzon is eligible to retire early and begin pension benefits immediately under all plans in which he participates. His total annual immediate benefit assuming he had terminated on December 31, 2010 was $165,943.
2010 Nonqualified Deferred Compensation

		Executive	Registrant	Aggregate
		Contributions in	Contributions in	Earnings in Last	Aggregate Withdrawals/	Aggregate Balance
		Last FY (1)	Last FY (2)	FY (3)	Distributions	at Last FYE (4)
Name & Principal Position	Plan Name	($)	($)	($)	($)	($)
C. Michael Petters	Deferred Compensation	0	0	255,026	0	2,544,647
President and Chief Executive Officer	Savings Excess	0	0	0	0	0

Barbara A. Niland	Deferred Compensation	0	0	0	0	0
Vice President and Chief Financial Officer	Savings Excess	49,469	9,016	10,283	0	312,896

Irwin F. Edenzon	Deferred Compensation	0	0	26,742	52,221	138,690
Vice President and General Manager —	Savings Excess	26,372	10,549	14,974	0	152,868
Gulf Coast Operations

Matthew J. Mulherin	Deferred Compensation	84,418	0	215,114	0	1,619,631
Vice President and General Manager —	Savings Excess	5,420	4,516	1,601	0	15,561
Newport News Operations

William R. Ermatinger	Deferred Compensation	0	0	0	0	0
Vice President and Chief Human Resources Officer	Savings Excess	20,963	5,241	13,717	0	136,028
Footnotes:

(1)	Executive contributions in this column also are included in the salary and non-equity incentive plan columns of the 2010 Summary Compensation Table.

(2)	Northrop Grumman contributions in this column are included under the All Other Compensation column in the 2010 Summary Compensation Table.

(3)	Aggregate earnings in the last fiscal year are not included in the 2010 Summary Compensation Table since they are not above market or preferential.

(4)	The only amounts reflected in this column that previously were reported as compensation to the NEO in the Summary Compensation Table were executive and Northrop Grumman contributions for the respective fiscal year-end and only if the NEO was reported as an NEO for each respective year. Aggregate earnings in this column were not reported previously in the Summary Compensation Table.
     All Deferred Compensation Plan balances consist of employee contributions and earnings only; there are no company contributions to this plan.
     Ms. Niland’s Savings Excess Plan (“SEP”) account balance consists of $255,411 in employee contributions, as adjusted for investment returns.
     Mr. Edenzon’s SEP account balance consists of $123,526 in employee contributions, as adjusted for investment returns.
     Mr. Mulherin’s SEP account balance consists of $8,279 in employee contributions, as adjusted for investment returns.
     Mr. Ermatinger’s SEP account balance consists of $102,047 in employee contributions, as adjusted for investment returns.
     Outlined below are the material terms of the two nonqualified deferred compensation plans in which the executives could participate. No above market earnings are provided under these plans.

Feature	Savings Excess Plan	Deferred Compensation Plan
Compensation Eligible for Deferral	1% to 75% of salary and ICP bonus above IRS limits	Up to 90% of salary and/or ICP bonus
Company Allocation	Up to 4%, based on a contribution rate of 8% • First 2% is matched at 100% • Next 2% is matched at 50% • Next 4% is matched at 25%	None

Feature	Savings Excess Plan	Deferred Compensation Plan
Method of Crediting Earnings	Participants may make elections on a daily basis as to how their account balances will be deemed invested for purposes of crediting earnings to the account. Deemed investments are chosen from a limited list of investment options selected by the Committee administering the Plan.	Participants may make elections on a daily basis as to how their account balances will be deemed invested for purposes of crediting earnings to the account. Deemed investments are chosen from a limited list of investment options selected by the Committee administering the Plan.
Vesting	100% at all times	100% at all times

Distributions
At Termination of Employment	Based on advance election, payment made in lump sum or installments over period of up to 15 years.	Based on advance election, payment made in lump sum or installments over a 5, 10, or 15-year period.
Scheduled In-Service Distribution	Not available	Available with advance election. Payment made in lump sum or installments over 2-5 years.
Non-Scheduled In-Service Distribution	Not available	Up to 90% of the pre-2005 account balance may be distributed. A 10% forfeiture penalty will apply.
Hardship Withdrawals	Not available	Available
     All deferred compensation that was not earned and vested before January 1, 2005 is subject to the requirements under Internal Revenue Code section 409A. Those requirements largely restrict an executive’s ability to control the form and timing of distributions from nonqualified plans such as those listed in this chart.
2010 Change-in-Control and Severance
     The tables below provide estimated payments and benefits that Northrop Grumman would have provided each NEO if his employment had terminated on December 31, 2010 for specified reasons. These payments and benefits are payable based on the following Northrop Grumman arrangements:
•	The Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation

•	The 2001 Long-Term Incentive Stock Plan and terms and conditions of equity awards

•	The Special Officer Retiree Medical Plan

•	The Special Agreements (change-in-control agreements)
     We summarized these arrangements before providing the estimated payment and benefit amounts in the tables. Due to the many factors that affect the nature and amount of any benefits provided upon the termination events discussed below, any actual amounts paid or distributed to NEOs may be different. Factors that may affect these amounts include timing during the year of the occurrence of the event, our stock price and the NEO’s age. The amounts described below are in addition to a NEO’s benefits described in the Pension Benefits and Nonqualified Deferred Compensation Tables, as well as benefits generally available to our employees such as distributions under our 401(k) plan, disability or life insurance benefits and accrued vacation.
          Severance Plan Benefits
     Upon a “qualifying termination” (defined below) Northrop Grumman had discretion to provide severance benefits to the NEOs under the Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation (“Severance Plan”). Provided the NEO signed a release, such executive would have received: (i) a lump sum severance benefit equal to one times base salary, and target bonus, except our President who would have received one and one-half times base salary and target bonus, (ii) continued medical and dental coverage for the severance period, (iii) income tax preparation/financial planning fees for one year and (iv) outplacement expenses up to 15% of salary. The cost of providing continued medical and dental coverage was based upon current premium costs. The cost of providing income tax preparation and financial planning for one year was capped at $15,000 for the Corp VP & President and $5,000 for each of the other NEOs.
     A “qualifying termination” means one of the following:
•	involuntary termination, other than for cause or mandatory retirement,

•	election to terminate in lieu of accepting a downgrade to a non-officer position,

•	following a divestiture of the NEO’s business unit, election to terminate in lieu of accepting a relocation, or

•	if the NEO’s position is affected by a divestiture, the NEO is not offered salary or bonus at a certain level.
          Terms of Equity Awards
     The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan provided for accelerated vesting if an NEO terminated for certain reasons. For stock options and RPSRs, accelerated vesting of a portion of each award results from a termination due to death, disability, or retirement (after age 55 with 10 years of service or mandatory retirement at age 65). An extended exercise period is also provided for options under these circumstances. For restricted stock rights (“RSRs”), accelerated vesting occurs for a termination due to death or disability.
     For purposes of estimating the payments due under RPSRs below, Northrop Grumman performance is assumed to be at target levels through the close of each three-year performance period.
     The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan also provided for accelerated vesting of stock options and RSRs (and for prorated payment in the case of RPSRs) in the event that the NEO was terminated in a qualifying termination related to a change in control (see “Change-in-Control Benefits” below). Prorated payment for RPSRs made upon a qualifying termination will be based on the portion of the three-year performance period prior to the qualifying termination. For example, if the qualifying termination occurred on June 30 in the second year of a three-year performance period, the target number of RPSRs subject to an award would be multiplied by one-half and then multiplied by the earnout percentage that is based on Northrop Grumman’s performance for the performance period.
     Payout of RPSRs for retirements and terminations is made during the normal process for payouts which occur during the first quarter following the end of the performance period.
          Retiree Medical Arrangement
     The Special Officer Retiree Medical Plan (“SORMP”) was closed to new participants in 2007. NEOs who are vested participants in the SORMP are entitled to retiree medical benefits pursuant to the terms of the SORMP. The coverage is essentially a continuation of the NEO’s executive medical benefits plus retiree life insurance. A participant becomes vested if he or she has either five years of vesting service as an elected officer or 30 years of total service with Northrop Grumman and its affiliates. A vested participant can commence SORMP benefits at retirement before age 65 if he has attained age 55 and 10 years of service. The estimated cost of the SORMP benefit reflected in the tables below is the present value of the estimated cost to provide future benefits using actuarial calculations and assumptions. Mr. Petters is the only NEO eligible for SORMP benefits.
          Change-in-Control Benefits
     During its March 2010 meeting, the Northrop Grumman Compensation Committee approved the termination of all change-in-control programs and agreements effective January 1, 2011. Through December 31, 2010, Mr. Petters was entitled to severance benefits under his change-in-control agreement only upon a qualifying termination that occurred during a protected period (of up to six months) prior to a change in control or in the 24-month period following a change in control. For this purpose, a “qualifying termination” generally occurred if the NEO’s employment was terminated by Northrop Grumman for reasons other than “Cause” or the NEO terminated employment for specified “Good Reason” during the two-year period following the change in control.
     As reflected in the following table, through December 31, 2010 and upon a qualifying termination, the Company would have provided the NEO with the following:
•	a lump sum payment equal to three times the President’s highest annualized base salary earned

•	a lump sum payment equal to three times the President’s target bonus for the year during which the change in control occurs

•	a lump sum payment equal to the pro rata portion of the President’s target bonus for the year during which termination occurs

•	a lump sum payment equal to the increase in the present value of all the President’s qualified and nonqualified pension benefits based on an addition in age and service of three years

•	three years of continued welfare benefits

•	reimbursement for the costs of outplacement services for 12 months following the effective date of termination, up to an amount equal to 15% of the President’s base salary

Termination Payments
C. Michael Petters
President and Chief Executive Officer

		Involuntary	Post-CIC
		Termination	Involuntary or
	Voluntary	Not For Cause	Good Reason	Death or Disability
Executive Benefits	Termination	(2)	Termination	(3)
Salary	$0	$1,125,000	$2,250,000	$0
Short-term Incentives	$0	$843,750	$1,687,500	$0
Long-term Incentives (1)	$0	$0	$4,541,088	$3,328,745
Benefits and Perquisites
Incremental Pension	$0	$0	$904,874	$0
Retiree Medical and Life Insurance	$369,669	$369,669	$369,669	$369,669
Medical/Dental Continuation	$0	$54,081	$128,856	$0
Life Insurance Coverage	$0	$0	$0	$0
Financial Planning/Income Tax	$0	$15,000	$0	$0
Outplacement Services	$0	$112,500	$112,500	$0
Footnotes:

(1)	Long-term Incentives include grants of Restricted Stock Rights, Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(2)	Similar treatment provided for certain “good reason” terminations as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

(3)	Retiree medical and life insurance value reflects cost associated with Disability. If termination results from death, the retiree medical and life insurance expense would be less than the disability amount indicated.
Termination Payments
Barbara A. Niland
Vice President and Chief Financial Officer

		Involuntary	Post-CIC
		Termination	Involuntary or
	Voluntary	Not For Cause	Good Reason
Executive Benefits	Termination	(2)	Termination	Death or Disability
Salary	$0	$334,750	$0	$0
Short-term Incentives	$0	$133,900	$0	$0
Long-term Incentives (1)	$0	$0	$843,112	$843,112
Benefits and Perquisites
Medical/Dental Continuation	$0	$26,236	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$50,213	$0	$0
Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments
Irwin F. Edenzon
Vice President and General Manager — Gulf Coast Operations

		Involuntary	Post-CIC
		Termination	Involuntary or
	Voluntary	Not For Cause	Good Reason
Executive Benefits	Termination	(2)	Termination	Death or Disability
Salary	$0	$370,800	$0	$0
Short-term Incentives	$0	$166,860	$0	$0
Long-term Incentives (1)	$1,033,091	$1,033,091	$1,082,368	$1,033,091
Benefits and Perquisites
Medical/Dental Continuation	$0	$26,236	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$55,620	$0	$0
Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.
Termination Payments
Matthew J. Mulherin
Vice President and General Manager — Newport News Operations

		Involuntary	Post-CIC
		Termination	Involuntary or
	Voluntary	Not For Cause	Good Reason
Executive Benefits	Termination	(2)	Termination	Death or Disability
Salary	$0	$370,800	$0	$0
Short-term Incentives	$0	$166,860	$0	$0
Long-term Incentives (1)	$0	$0	$1,082,368	$1,033,091
Benefits and Perquisites
Medical/Dental Continuation	$0	$36,054	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$55,620	$0	$0
Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.
Termination Payments
William R. Ermatinger
Vice President and Chief Human Resources Officer

		Involuntary	Post-CIC
		Termination	Involuntary or
	Voluntary	Not For Cause	Good Reason
Executive Benefits	Termination	(2)	Termination	Death or Disability
Salary	$0	$287,628	$0	$0
Short-term Incentives	$0	$115,051	$0	$0
Long-term Incentives (1)	$0	$0	$587,684	$587,684
Benefits and Perquisites
Medical/Dental Continuation	$0	$36,054	$0	$0
Financial Planning/Income Tax	$0	$5,000	$0	$0
Outplacement Services	$0	$43,144	$0	$0

Footnotes:

(1)	Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(2)	Similar treatment provided for certain “good reason” terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.
          Accelerated Equity Vesting Due to Change in Control
     The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan provide for accelerated vesting of stock options and RSRs (and for prorated payments in the case of RPSRs) when Northrop Grumman is involved in certain types of “change in control” events that are more fully described in the Plan (e.g., certain business combinations after which Northrop Grumman is not the surviving entity and the surviving entity does not assume the awards). Vested stock options that are not exercised prior to one of these changes in control may be settled in cash and terminated. Prorated payments for RPSRs made upon one of these changes in control will be based on the portion of the three-year performance period prior to the change in control. For example, if a change in control occurred on June 30 in the second year of a three-year performance period, the target number of RPSRs subject to an award would be multiplied by one-half and then multiplied by the earnout percentage that is based on Northrop Grumman’s performance for the first half of the performance period.
     The table below provides the estimated value of accelerated equity vesting and/or payments if such a change in control had occurred on December 31, 2010. The value of the accelerated vesting was computed using the closing market price of Northrop Grumman’s common stock on December 31, 2010 ($64.78). The value for unvested RPSRs was computed by multiplying $64.78 by the number of unvested shares that would vest. The value of unvested stock options equals the difference between the exercise price of each option and $64.78. No value was attributed to accelerated vesting of a stock option if its exercise price was greater than $64.78.

	Stock Options	RSRs	RPSRs
	Acceleration of Vesting	Acceleration of Vesting	Prorated Payment	Total
Name and Principal Position	($)	($)	($)	($)
C. Michael Petters President and Chief Executive Officer	$2,211,167	$809,750	$1,520,171	$4,541,088
Barbara A. Niland Vice President and Chief Financial Officer	$0	$0	$843,112	$843,112
Irwin F. Edenzon Vice President and General Manager — Gulf Coast Operations	$98,554	$0	$983,814	$1,082,368
Matthew J. Mulherin Vice President and General Manager — Newport News Operations	$98,554	$0	$983,814	$1,082,368
William R. Ermatinger Vice President and Chief Human Resources Officer	$0	$0	$587,684	$587,684

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with Northrop Grumman Related to the Spin-Off
     This section of the information statement summarizes material agreements between us and Northrop Grumman that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly owned company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between Northrop Grumman and us after the spin-off.
     Following the spin-off, we and Northrop Grumman will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and Northrop Grumman after the spin-off and to provide mechanisms for an orderly transition, we and Northrop Grumman intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we and Northrop Grumman will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Northrop Grumman.
Separation and Distribution Agreement
     We and NGSB intend to enter into a Separation and Distribution Agreement with Northrop Grumman and NGSC before the distribution of our shares of common stock to Northrop Grumman stockholders. The Separation and Distribution Agreement will set forth our agreements with Northrop Grumman regarding the principal actions needed to be taken in connection with our separation from Northrop Grumman, including the internal reorganization. It will also set forth other agreements that govern certain aspects of our relationship with Northrop Grumman following the spin-off.
     Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Northrop Grumman so that each of HII and Northrop Grumman retains both the assets of, and the liabilities associated with, our respective businesses. Matters identified above in the “Legal Proceedings” section that relate to our shipbuilding business will thus be allocated to us under the Separation and Distribution Agreement. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between HII and Northrop Grumman. See “Unaudited Pro Forma Condensed Consolidated Financial Statements—Note D.”
     Effective on the distribution date, all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders, between us and our subsidiaries and other affiliates, on the one hand, and Northrop Grumman and its other subsidiaries and other affiliates, on the other hand, will terminate as of the distribution date, except certain agreements and arrangements, which are intended to survive the distribution. After the distribution, we expect to issue letter subcontracts for the performance of follow-on work for terminated intercompany work orders. We expect then to negotiate definitive subcontracts with Northrop Grumman and its other subsidiaries and affiliates.
     Shared Gains and Shared Liabilities. Subject to certain exceptions, including those set forth in the Tax Matters Agreement, the Separation and Distribution Agreement will provide for the sharing of certain gains and liabilities. We and Northrop Grumman will each be entitled to or responsible for the appropriate proportion of the shared gains or liabilities. The appropriate proportion applicable to any shared gain or liability will generally be determined by the extent to which the shared gain or liability relates to our or Northrop Grumman’s respective businesses. The Separation and Distribution Agreement further provides that where the Separation and Distribution Agreement has not already specified the appropriate proportions applicable to any such shared gain or liability, the applicable appropriate proportions with respect to a shared gain or liability will generally be determined by an allocation committee comprising one representative designated by each of Northrop Grumman and us.
     Representations and Warranties. In general, neither we nor Northrop Grumman will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.
     The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, the number of our shares held by Northrop Grumman will be increased to the number of shares of our common stock distributable in the distribution. Northrop Grumman will cause its agent to distribute all of the issued and outstanding shares of our common stock to Northrop Grumman stockholders who hold Northrop Grumman shares as of the record date.

     Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Northrop Grumman in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Northrop Grumman may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution. The board of New NGC may determine the record date.
     Termination. The Separation and Distribution Agreement will provide that it may be terminated by the board of directors of Northrop Grumman at any time prior to the distribution date.
     Release of Claims. We and Northrop Grumman will agree to broad releases pursuant to which we will each release the other and its affiliates, successors and assigns and their respective stockholders, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.
     Indemnification. We and NGSB on one hand, and Northrop Grumman and NGSC on the other, will agree to indemnify each other and each of our respective affiliates, former, current and future directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities in connection with the spin-off and our respective businesses.
     The amount of any party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.
     In the event that, prior to the fifth anniversary of the distribution, if we experience a change of control and our corporate rating is downgraded to B or B2 or below, as applicable, during the period beginning upon the announcement of such change of control and ending 60 days after the announcement of the consummation of such change of control, we will be required to provide credit support for our indemnity obligations under the Separation and Distribution Agreement in the form of one or more standby letters of credit in an amount equal to $250 million.
Employee Matters Agreement
     We intend to enter into an Employee Matters Agreement with Northrop Grumman that will set forth our agreements with Northrop Grumman as to certain employment, compensation and benefits matters.
     The Employee Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. In connection with the distribution, we will provide benefit plans and arrangements in which our employees will participate going forward. Generally, we will assume or retain sponsorship of, and liabilities relating to, employee compensation and benefit programs relating to our current and former employees and all employees who will be transferred to us from Northrop Grumman in connection with the distribution.
     We expect that all outstanding Northrop Grumman equity awards held by current and former employees of NGSB and its subsidiaries as of the distribution will be converted to HII equity awards, issued pursuant to a plan that we will establish. We expect the conversion will result in the converted award having substantially the same intrinsic value as the applicable Northrop Grumman equity award as of the conversion. The performance criteria applicable to any converted restricted performance stock rights shall also be adjusted so that the applicable criteria are measured based on Northrop Grumman performance through December 31, 2010 and our performance following such date through the end of the applicable performance period.
     The Employee Matters Agreement will also provide for post-distribution transfers of employees between Northrop Grumman and us. Such transfers may be effected within 45 days of the distribution by mutual agreement between Northrop Grumman and us. In such event, the recipient employer will generally be responsible for all employment-related liabilities relating to the transferred employees, and, under the Employee Matters Agreement, the transferred employees will be treated in the same manner as other employees of the recipient.
Insurance Matters Agreement
     We intend to enter into an Insurance Matters Agreement with Northrop Grumman pursuant to which we will allocate rights regarding various policies of insurance.
     Under the Insurance Matters Agreement, Northrop Grumman will assign to us its rights and obligations in certain insurance policies that are exclusive to our business. In the event that Northrop Grumman experiences a loss that relates to our business and may be recoverable under the insurance policies transferred to us pursuant to the Insurance Matters Agreement, Northrop Grumman may make the claim directly to the insurer. We will be responsible for paying all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions, deductibles, and retrospective premium adjustments and similar amounts.
     Northrop Grumman will retain the rights and obligations to all other insurance policies. Northrop Grumman will provide us the benefit of such retained insurance policies, until such policies are exhausted by us or Northrop Grumman, for occurrences prior to the distribution. We will have no rights under such policies for occurrences after the distribution.
Intellectual Property License Agreement
     We, through NGSB, intend to enter into an Intellectual Property License Agreement with NGSC pursuant to which we will license certain of our intellectual property to NGSC and its affiliates and NGSC and its affiliates will license certain of its intellectual property to us.
     The licenses granted by us and NGSC under the Intellectual Property License Agreement will permit the licensed party and its affiliates to use certain licensed intellectual property for uses such party has made of the licensed intellectual property in the ordinary course of such party’s business generally in the twelve-month period prior to the distribution, including the general manner and scope of such use in the licensed party’s line of business for which the licensed intellectual property has been used during such period.
     We and NGSB each may assign the Intellectual Property License Agreement and the rights granted thereunder, whether in whole or in part, without the other party’s consent if such assignment takes place in an acquisition context, including in connection with the sale of a business unit or a product line. An assignment by either of us to an unaffiliated third party outside of an acquisition context will require the other party’s consent. Any assignee of an assigning party’s license rights is subject to the limitations and restrictions imposed under the Intellectual Property License Agreement, including the restrictions regarding the general manner, scope and line of business for which and by whom the licensed intellectual property will be used.
Tax Matters Agreement
     We intend to enter into a Tax Matters Agreement with Northrop Grumman that will govern rights and obligations after the spin-off with respect to matters regarding U.S. Federal, state, local and foreign income taxes and other taxes, including tax liabilities and benefits, attributes, returns and contests.
     Under the Tax Matters Agreement, taxes for periods before the spin-off will be allocated as follows:
     • We are severally liable with Northrop Grumman for its U.S. Federal income taxes for periods before the spin-off, and this several liability will continue after the spin-off. Current NGC will continue to act as tax agent for New NGC for U.S. Federal tax matters for periods before the spin-off and New NGC will pay all costs and expenses associated with Current NGC retaining a tax officer for this purpose. Under the Tax Matters Agreement, Northrop Grumman will indemnify us for any portion of such taxes that we pay, subject to our obligation relating to audit adjustments, described below.
     • We will be obligated to indemnify Northrop Grumman for audit adjustments that increase our U.S. Federal taxable income for periods before the spin-off and are of a nature that could result in correlative reductions to our taxable income for periods after the spin-off. This indemnity will apply only to the extent such adjustments increase our U.S. Federal income tax liability for periods before the spin-off by a total of more $2,000,000.
     • Northrop Grumman generally will be responsible for our state, local and foreign income taxes for periods before the spin-off. We will, however, be obligated to indemnify Northrop Grumman for audit adjustments that increase such taxes, in accordance with the provisions of the Separation and Distribution Agreement relating to government contract matters.
     • Northrop Grumman generally will be responsible for our taxes other than income taxes for periods before the spin-off. We will not indemnify Northrop Grumman for audit adjustments relating to non-income taxes.
     The Tax Matters Agreement will contain special provisions to allocate tax liabilities resulting from the spin-off or related transactions not being tax-free (notwithstanding the IRS ruling and tax opinion stating that such transactions are tax-free). Under the Tax Matters Agreement, if our actions could be reasonably likely to cause the spin-off, the internal reorganization or any such related transactions not to be tax-free, we will be obligated to indemnify Northrop Grumman for the resulting taxes, professional fees and other expenses. The amount of any such indemnification could be substantial.
     The Tax Matters Agreement will contain covenants intended to protect the tax-free status of the spin-off, the internal reorganization and related transactions. These covenants may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. In general, we will covenant that, during the two-year period immediately after the spin-off:

     • We will not take any action inconsistent with continuation of the shipbuilding business. The winding down of our operations at Avondale will not be considered inconsistent with continuation of the shipbuilding business.
     • We will not sell, transfer or otherwise dispose of more than 30% of our gross assets in one or more transactions. Specified transactions, however, including the winding down of our operations at Avondale, will not count against the 30% limitation. These will include sales in the ordinary course of business, payments of interest and principal on indebtedness and stock repurchases to the extent described below.
     • We will not repurchase more than 20% of our stock.
     • We will not take any action (or permit actions by other persons if we can prevent them) that would result in one or more persons, in one or more transactions, selling more than 20% of our stock (including but not limited to stock repurchases).
     • We will not take any action (or permit actions by other persons if we can prevent them) that would result in one or more persons, in one or more transactions, acquiring 40% or more of our stock (by vote or value) or of the stock of a successor in a merger or consolidation (or, in either case, rights to acquire such stock). Such transactions include mergers and acquisitions, sales of stock between shareholders, issuances of new stock, repurchases of stock, recapitalizations and amendments to our certificate of incorporation affecting shareholder voting rights. Specified transactions, however, will not count against the 40% limitation. These include public trading by persons owning less than 5% of our stock and compensatory grants of stock or stock options to directors or employees or exercises of such stock options.
     We will covenant not to take any of the above actions unless either (i) Northrop Grumman requests and obtains from IRS a supplemental ruling, satisfactory in form and substance to Northrop Grumman, that the contemplated action will not adversely affect the tax-free status of the transactions, or (ii) we obtain, from a nationally recognized law firm, an unqualified opinion to such effect. Both the law firm and the form and substance of the opinion must be satisfactory to Northrop Grumman.
     Although valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.
Transition Services Agreement
     We intend to enter into a Transition Services Agreement with Northrop Grumman, under which Northrop Grumman or certain of its subsidiaries will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.
     Services. We anticipate that under the Transition Services Agreement, Northrop Grumman will provide certain enterprise shared services (including information technology, resource planning, financial, procurement and human resource services), benefits support services and other specified services to us. We expect that these services will be provided at cost, as determined by Northrop Grumman in a manner consistent with its cost accounting practices.
     Indemnification. Under the Transition Services Agreement, we will release and indemnify Northrop Grumman and its affiliates for losses arising from or relating to the provision or use of any service or product provided under the Transition Services Agreement.
     Term. We expect that the Transition Services Agreement will become effective on the distribution date, and will remain in effect until the expiration of the last time period for the performance of services thereunder, which we expect generally to be no longer than 12 months from the distribution date.
     Termination. Each party will be permitted to terminate the Transition Services Agreement if the other party breaches any of its significant obligations under the agreement and does not cure such breach within 30 days of receiving written notice from the other party.
Other Agreements
     NGSC Guaranty Performance, Indemnity and Termination Agreement. We intend to enter into the Guaranty Performance Agreement with NGSC, pursuant to which we will agree to comply on behalf of NGSC with all of its guarantee obligations in relation to the $83.7 million of Revenue Bonds, which were issued for our benefit, to indemnify NGSC for all costs arising out of or related to its guarantee obligations of the Revenue Bonds and to cause NGSC’s guarantee obligations to terminate or to cause credit support to be provided in the event of a change of control of HII. For any period of time between a change of control and the termination of NGSC’s guarantee obligations, we will be required to cause credit support to be provided for NGSC’s guarantee obligations in the form of one or more letters of credit in an amount reasonably satisfactory to NGSC to support the payment of all principal, interest and any premiums under the Revenue Bonds. In addition, so long as NGSC has any liability under the guaranty, we will be required to pay a fee equal to 1% per annum of the aggregate principal amount of the Revenue Bonds outstanding unless we are providing credit support for NGSC’s obligations under the guaranty. For a description of the Revenue Bonds, see “Description of Material Indebtedness—Economic Development Revenue Bonds—Guaranty.”
Related Party Transactions
Policy and Procedures Governing Related Person Transactions
     Our board of directors will adopt a written policy and procedures for the review, approval and ratification of transactions to which we are a party and the aggregate amount involved in the transaction will or may be expected to exceed $100,000 in any year if any director, director nominee, executive officer, greater-than-5% beneficial owner or their respective immediate family members have or will have a direct or indirect interest.
     The policy will provide that the Governance Committee reviews transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Governance Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the company than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction, the materiality of the proposed related person transaction, the actual or perceived conflict of interest between us and the related person, the relationship of the proposed related person transaction to applicable state corporation and fiduciary obligation laws and rules, disclosure standards, our Corporate Governance Guidelines and Standards of Business Conduct, and the best interests of us and our stockholders.
     The Governance Committee will adopt standing pre-approvals under the policy for transactions with related persons. Pre-approved transactions include, but are not limited to: (a) employment of executive officers where (i) the officer’s compensation is required to be reported in the Proxy Statement or (ii) the executive officer is not an immediate family member of another executive officer or director, the related compensation would have been reported in the Proxy Statement if the officer was a “named executive officer” and the Compensation Committee approved such compensation; (b) director compensation where such compensation is required to be reported in the Proxy Statement and the arrangements have been approved by the board of directors; (c) certain transactions with other companies where the related person’s only relationship with the other company is as a director, employee or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed the greater of $1 million or 2% of that company’s total annual revenues; (d) certain of our charitable contributions where the related person’s only relationship is as an employee or director of the charitable entity and where the aggregate amount does not exceed the lesser of $1 million or 2% of the charitable entity’s total annual receipts; (e) transactions where the related person’s interest derives solely from his or her ownership of common stock of the company and all stockholders receive proportional benefits; (f) transactions involving competitive bids; (g) regulated transactions; and (h) certain banking-related services.
     The policy requires each director and executive officer to complete an annual questionnaire to identify his or her related interests and persons, and to notify the Office of the General Counsel of changes in that information. Based on that information, the Office of the General Counsel will maintain a master list of related persons for purposes of tracking and reporting related person transactions.

DESCRIPTION OF MATERIAL INDEBTEDNESS
     From and after the spin-off, we and Northrop Grumman will, in general, each be responsible for the debts, liabilities and obligations related to the business or businesses that it owns and operates following consummation of the spin-off, except as set forth below. See “Certain Relationships and Related Party Transactions—Agreements with Northrop Grumman Related to the Spin-Off.”
     In connection with the internal reorganization and prior to the spin-off, the outstanding intercompany notes, plus accrued and unpaid interest, will be contributed to our capital. These notes are payable on demand and include $537 million of principal with an annual interest rate of 5% and $178 million of principal with an annual interest rate of 4.55%.
     In addition to new debt incurred prior to the spin-off, our obligations to the MBFC under two loan agreements in connection with certain economic development revenue bonds and industrial revenue bonds issued by the MBFC for our benefit will continue following the spin-off, as described below. We have summarized selected provisions of the loan agreements, indentures and guaranties below. The summary is not complete and does not describe every aspect of the loan agreements, indentures or guaranties. Copies of the loan agreements, indentures and guaranties, as defined below, have been filed as exhibits to the registration statement of which this information statement is a part. You should read the more detailed provisions of the loan agreements, indentures and the guaranties, including the defined terms, for provisions that may be important to you.
HII Debt
     In connection with the anticipated spin-off, we issued $600 million aggregate principal amount of 6.875% Senior Notes due March 15, 2018 (the “2018 notes”), and $600 million aggregate principal amount of 7.125% Senior Notes due March 15, 2021 (the “2021 notes,” and, collectively, the “notes”) under an indenture, dated March 11, 2011, between us and The Bank of New York Mellon, as trustee. Proceeds from this offering will be placed in an escrow account pending completion of certain steps of the internal reorganization.
     Optional Redemption. We may redeem some or all of the 2018 notes at any time prior to March 15, 2015 and some or all of the 2021 notes at any time prior to March 15, 2016 at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest plus a “make-whole” premium. We may redeem any of the 2018 notes beginning on March 15, 2015 and any of the 2021 notes beginning on March 15,2016 at specified redemption prices. If, before March 15, 2014, 65% of the aggregate principal amount of the 2018 notes originally issued remains outstanding, we may redeem up to 35% of such series with the proceedings of certain offerings of our common stock at 106.875% of the principal amount plus accrued interest. If, before March 15, 2014, 65% of the aggregate principal amount of the 2021 notes originally issued remains outstanding, we may redeem up to 35% of such series with the proceedings of certain offerings of our common stock at 107.125% of the principal amount plus accrued interest.
     Mandatory Redemption. In the event that by June 30, 2011, any of the conditions for the release of the escrowed proceeds of the notes offering has not occurred, or in the event the board earlier determines that such conditions will not be satisfied by such date, we will be required to redeem the notes five business days thereafter at a price equal to the issue price of the notes, together with accrued yield and accrued interest on the notes from the issue date to but excluding the date of redemption.
     In addition, in the event that the spin-off is not consummated within five business days after the date that the proceeds from the notes offering are released from escrow, we will be required to redeem the notes on the date that is five business days thereafter, at a cash redemption price equal to the issue price of the notes, plus the accrued yield and accrued interest to the date of redemption.
     Covenants. The terms of the notes restrict our ability and the ability of certain of our subsidiaries to: incur additional indebtedness, create liens, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, make investments or certain other restricted payments, sell assets, enter into transactions with stockholders or affiliates and effect a consolidation or merger. However, these limitations will be subject to a number of important qualifications and exceptions.
     Guarantees. The performance of our obligations pursuant to the notes, including any repurchase obligations resulting from a change of control, are unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of our existing and future domestic restricted subsidiaries that guarantees debt under the HII Credit Agreement. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of the guarantors.
     Events of Default. The indenture provides that an “Event of Default” occurs with respect to notes of a series if: (a) failure by us to pay when due the principal required to be paid; (b) failure by us to pay within 30 days of the date due the interest required to be paid; (c) failure by us, after 45 days of written notice to us by the trustee or to us and the trustee by holders of 25% or more in aggregate principal amount of notes of such series, to make an Offer to Purchase (as defined by the indenture), or to thereafter pay for notes tendered; (d) failure by us to perform or breach by us of any other of the covenants or agreements under the indenture for a period of 60 days after written notice to us by the trustee or to us and the trustee by holders of 25% or more in aggregate principal amount of notes of such series specifying such failure and requesting that it be remedied; (e) there occurs, with respect to our debt or that of any of our restricted subsidiaries with an aggregate of at least $50 million of debt, an event of default with respect to such debt, or failure to make a principal payment that is not made, waived or extended within the applicable grace period; (f) one or more final judgments rendered against us or any of our restricted subsidiaries are not paid or discharged, and there is a period of 60 consecutive days in which final judgments or orders outstanding and not paid or discharged exceed $50 million; (g) certain bankruptcy defaults with respect to us or any significant subsidiary; (h) any note guaranty of a significant subsidiary ceases to be in full force and effect; and (i) at any time prior to the Completion Date, we default under the escrow agreement.
HII Credit Facility
     In connection with the spin-off, we entered into the HII Credit Facility with third-party lenders. The HII Credit Facility comprises (i) a five-year term loan facility of $575 million, to be funded substantially contemporaneously with the completion of the internal reorganization, and (ii) a revolving credit facility of $650 million, which, subject to the satisfaction of certain funding conditions, may be drawn upon during a period of five years from the date of the funding pursuant to clause (i) above, and which includes a commitment fee equal to 0.5% on the average daily unused portion of the facility. The revolving credit facility includes a letter of credit subfacility of $350 million, and a swingline loan subfacility of $100 million. The revolving credit facility will have a variable interest rate based on LIBOR plus a spread based upon leverage ratio, which spread at the current leverage ratio is 2.5% and which may vary between 2.0% and 3.0%. At the time of the spin-off, approximately $137 million of letters of credit are expected to be outstanding, and the remainder will be undrawn.
     The term loan facility is subject to amortization in 3-month intervals from the funding date, expected to be in an aggregate amount equal to (i) 5% during the first year and the second year, (ii) 10% during the third year, (iii) 15% during the fourth year and (iv) 65% payable during the fifth year (of which 5% shall be payable on each of the first 3 quarterly payment dates during such year, and the balance shall be payable on the term maturity date). Loans will bear interest at a rate equal to LIBOR plus a spread of 2.50% (or the base rate plus 1.50%), which spread is expected to vary between 2.0% and 3.0% based upon changes to our leverage ratio.
     Security. The HII Credit Facility is secured by a perfected first priority security interest in substantially all of our assets, and substantially all assets of the guarantors, subject to certain exceptions.
     Covenants. The loan agreement contains customary affirmative covenants, including, but not limited to, those related to our maintaining our corporate existence, complying with applicable laws, payment of taxes, and ownership of property; and customary negative covenants, including but not limited to limitations on (a) sales of assets, (b) mergers, consolidations, liquidations and dissolutions, (c) indebtedness, (d) liens, (e) dividends, (f) acquisitions, (g) investments, (h) prepayments and modifications of subordinated debt and unsecured bonds, (i) transactions with affiliates, (j) sale-leasebacks, (k) negative pledges and (l) changes of lines of business.
     Financial Covenants. The loan agreement contains certain financial covenants, which include (a) a maximum total leverage ratio, defined as the ratio of total indebtedness to EBITDA of 4.50:1 as of the first quarterly period following the spinoff, incrementally decreasing to 2.75:1 as of March 31, 2015 and thereafter, (b) a minimum interest coverage ratio, defined as the ratio of EBITDA to total interest expense, net of interest income of 3.50:1 as of the first quarterly period following the spinoff, incrementally increasing to 4.50:1 as of March 31, 2015 and thereafter and (c) a limitation on capital expenditures of $350 million for the year 2011, incrementally decreasing to $200 million as of 2015 and thereafter.
     Guarantees. Each of our direct and indirect, existing and future, domestic wholly-owned subsidiaries, except for those which are specifically designated as unrestricted subsidiaries, will be guarantors under the HII Credit Facility. Current NGC is designated as unrestricted and is not a guarantor under the HII Credit Facility.
     Mandatory Prepayment. Mandatory prepayments of the term loan will be required from the net cash proceeds from any sale or other disposition of our assets or those of our subsidiaries (subject to certain exceptions and reinvestment rights), the net cash proceeds from issuances or incurrences of debt by us or our subsidiaries (other than permitted indebtedness), and a portion of any excess cash flow, as such term is defined in the loan agreement, of us or our subsidiaries (subject to certain agreed upon reductions).
     Events of Default. The loan agreement provides that the happening of one or more of the following events will constitute an “Event of Default” (subject to certain thresholds and exceptions): (a) nonpayment of principal when due; (b) nonpayment of interest, fees or other amounts when due; (c) material inaccuracy of representations and warranties at the time made or reaffirmed; (d) violation of a covenant; (e) cross-default on material indebtedness; (f) bankruptcy events; (g)

certain ERISA events; (h) material judgments which, absent a stay due to appeal or otherwise, remain unpaid more than thirty days following execution of the judgment; (i) actual or asserted invalidity of any HII Credit Facility guarantee, security document or subordination provisions or non-perfection of any security interest; (j) a change of control; and (k) failure of the spin-off to occur within five business days of the funding date.
Gulf Opportunity Zone Industrial Revenue Bonds
     Under a loan agreement, dated December 1, 2006, between NGSS and the MBFC, we borrowed the proceeds of the MBFC’s issuance of $200 million of GO Zone IRBs at an interest rate of 4.55% due 2028.
     Optional Redemption. The GO Zone IRBs may be redeemed by the issuer on or after December 1, 2016, in whole at any time, or in part from time to time as requested by us, but, if in part, by lot or in such other random manner as the trustee shall determine, at a price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption.
     Optional Mandatory Tender for Purchase. The GO Zone IRBs are subject to a mandatory tender for purchase on or after December 1, 2016, as requested by us, at 100% of the principal outstanding. If any GO Zone IRBs are purchased by us, such GO Zone IRBs will remain outstanding and may be offered for sale in a different interest rate mode.
     In connection with the potential spin-off, on November 30, 2010, NGSB purchased $178.4 million of the outstanding principal amount of GO Zone IRBs pursuant to a tender offer. NGSB used cash on hand provided by Northrop Grumman to purchase the GO Zone IRBs and submitted the purchased bonds to the trustee for cancellation. The remaining $21.6 million of GO Zone Bonds mature in 2028 and accrue interest at a fixed rate of 4.55% (payable semi-annually).
     Covenants. The loan agreement contains customary affirmative and negative covenants, including those related to NGSS (a) maintaining its corporate existence, (b) maintaining and properly insuring certain buildings and immovable equipment at our shipbuilding complex located in Pascagoula and Gulfport, Mississippi (collectively, the “GO Zone Project”), (c) promptly paying, as the same become due, all taxes and assessments related to the GO Zone Project, and (d) operating the GO Zone Project for its designated purposes until the date on which no GO Zone IRBs are outstanding.
     Guaranty. The performance of our payment obligations in connection with the GO Zone IRBs, including payment of any and all amounts which may come due under the indenture, the GO Zone IRBs, or the loan agreement, is guaranteed by Current NGC.
     After the spin-off, the payment obligations, under the guaranty, will remain with Current NGC, which will be a wholly owned subsidiary of HII. We intend to enter into a Performance and Indemnity Agreement with Current NGC, pursuant to which we will agree to comply with all of Current NGC’s obligations under this guaranty and to indemnify Current NGC for any costs, losses or damages arising out of, or related to, this guaranty.
     Events of Default. The loan agreement provides that the happening of one or more of the following events will constitute an “Event of Default”: (a) failure by us to pay when due the amounts required to be paid; (b) failure by us to pay within 30 days of the date due any other amounts required to be paid pursuant to the loan agreement; (c) failure by us to observe and perform any other of the covenants, conditions or agreements under the loan agreement for a period of 90 days after written notice specifying such failure and requesting that it be remedied from the issuer or the trustee, unless extended; and (d) certain events of bankruptcy, insolvency, dissolution, liquidation, winding-up, reorganization or other similar events of Northrop Grumman Ship Systems, Inc.
Economic Development Revenue Bonds
     Under a loan agreement, dated May 1, 1999, between Ingalls and the MBFC, we borrowed the proceeds of the MBFC’s issuance of $83.7 million of Revenue Bonds at an interest rate of 7.81% due 2024.
     Optional Redemption. The Revenue Bonds are redeemable, in whole or in part, at the option of the issuer, at our direction, at any time at a redemption price equal to the greater of (a) 100% of the principal amount of the Revenue Bonds or (b) as determined by an independent banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis, plus, in each case, accrued interest thereon to the date of redemption. The discount rate is based upon a comparable Treasury yield plus 0.25%.
     Covenants. The loan agreement contains customary affirmative and negative covenants, including those related to Ingalls (a) maintaining its corporate existence, (b) maintaining and properly insuring certain port facilities at our shipbuilding complex located in Jackson County, Mississippi (collectively, the “Ingalls Project”), (c) promptly paying, as the same become due, all taxes and assessments related to the Ingalls Project, and (d) operating the Ingalls Project for its designated purposes until the date on which no Revenue Bonds are outstanding.
     Guaranty. The performance of the payment obligations in connection with the Revenue Bonds, including our payment for the principal and interest under the Revenue Bonds, which were issued for our benefit, and all other amounts due under the loan agreement, is guaranteed by NGSC, a subsidiary of Northrop Grumman. We intend to enter into the Guaranty Performance Agreement with NGSC, pursuant to which we will agree, among other things, to comply with all of NGSC’s obligations under this guaranty, to indemnify NGSC for any costs, losses or damages arising out of or related to this guaranty and to terminate NGSC’s guaranty obligations or cause credit support to be provided in the event we experience a change of control. For a description of the Guaranty Performance Agreement, see “Certain Relationships and Related Party Transactions—Other Agreements.”
     Events of Default. The loan agreement provides that the happening of one or more of the following events will constitute an “Event of Default” under the loan agreement: (a) failure by us to pay any loan repayment installment required to be paid with respect to the principal of or premium, if any, on any bond on the date and at the time specified in the loan agreement; (b) failure by us to pay any amount required to be paid with respect to interest on any bond on the date and at the time specified in the loan agreement; (c) failure by us to observe and perform any other of its covenants, conditions or agreements under the loan agreement for a period of 30 days after written notice specifying such failure and requesting that it be remedied from the issuer or the trustee, unless extended; (d) certain events of bankruptcy, insolvency, dissolution, liquidation, winding-up, reorganization or other similar events of Ingalls; or (e) the occurrence of an “Event of Default” under the indenture. Additionally, failure by NGSC to comply with its covenants under the guaranty will be a default under the guaranty and under the indenture, which, if not cured within the applicable period, could potentially result in the trustee taking action against us. We will not be indemnified by NGSC for any actions it takes that lead to a breach of the guaranty and will not obtain any contractual undertaking by NGSC to comply with such covenants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of the date of this information statement, all of the outstanding shares of our common stock are beneficially owned by Northrop Grumman. After the spin-off, Northrop Grumman will not own any shares of our common stock.
     The following table provides information with respect to the anticipated beneficial ownership of our common stock by:
•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of HII’s outstanding common stock;

•	each of our current directors and its directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.
     Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Northrop Grumman common stock on March 11, 2011, giving effect to a distribution ratio of one share of our common stock for every six shares of Northrop Grumman common stock held by such person.
     To the extent our directors and executive officers own Northrop Grumman common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Northrop Grumman common stock.
     Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.
     Immediately following the spin-off, we estimate that approximately 48.8 million shares of our common stock will be issued and outstanding, based on the number of shares of Northrop Grumman common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on March 30, 2011, the record date.
Stock Ownership of Certain Beneficial Owners
     We anticipate, based on information to our knowledge as of December 31, 2010, that the following entities will beneficially own more than 5% of our common stock after the spin-off.

	Amount and Nature
	of Beneficial	Percent
Name and Address of Beneficial Owner	Ownership	of Class

State Street Bank and Trust Company One Lincoln Street, Boston, MA 02111	5,489,233 shares	11.30	%(a)
Capital World Investors 333 South Hope Street, Los Angeles, CA 90071	3,906,291 shares	8.00	%(b)
BlackRock Inc. 40 East 52nd Street, New York, NY 10022	3,324,427 shares	7.94	%(c)
AllianceBernstein LP 1245 Avenue of the Americas, New York, NY 10105	3,864,638 shares	6.80	%(d)

(a)	This information is derived from information regarding Northrop Grumman stock in a Schedule 13G filed with the SEC by State Street Bank and Trust Company (“State Street”) on February 14, 2011. According to State Street, as of December 31, 2010, State Street had shared voting power over 32,935,400 shares of Northrop Grumman Stock and shared dispositive power over 32,837,370 shares of Northrop Grumman Stock. This total includes 21,711,393 shares of Northrop Grumman stock held in the Defined Contributions Master Trust for the Northrop Grumman Savings Plan for which State Street acts as a trustee.

(b)	This information is derived from information regarding Northrop Grumman stock in a Schedule 13G/A filed with the SEC by Capital World Investors, a division of Capital Research and Management Company, on February 14, 2011. According to Capital World Investors, as of December 31, 2010, Capital World Investors had sole voting power over 9,787,743 shares of Northrop Grumman stock and sole dispositive power over 23,437,743 shares of Northrop Grumman stock.

(c)	This information is derived from information regarding Northrop Grumman stock in a Schedule 13G/A filed with the

SEC by BlackRock,Inc. (which acquired Barclays Global Investors effective December 1, 2009) on February 7, 2011. According to BlackRock, Inc., as of December 31, 2010, BlackRock, Inc. had sole voting power over 23,187,826 shares of Northrop Grumman stock and sole dispositive power over 23,187,826 shares of Northrop Grumman stock.

(d)	This information is derived from information regarding Northrop Grumman stock in a Schedule 13G/A filed with the SEC by AllianceBernstein LP on February 9, 2011. According to AllianceBernstein LP, as of December 31, 2010, AllianceBernstein LP had sole voting power over 15,989,780 shares of Northrop Grumman stock, sole dispositive power over 19,931,887 shares of Northrop Grumman stock and shared dispositive power over 14,675 shares of Northrop Grumman stock.

Stock Ownership of Officers and Directors

	Shares of Common
	Stock	Shares Subject to	Share
	Beneficially Owned	Option(1)	Equivalents(2)	Total
Non-Employee Directors
Thomas B. Fargo			978	978
Robert Bruner
Artur Davis
Anastasia Kelly
Paul D. Miller
Tom Schievelbein	481			481
Karl von der Heyden
Named Executive Officers
C. Michael Petters	12,069	71,217	121	83,407
Barbara A. Niland	2,221			2,221
Irwin F. Edenzon	1,171	1,245	213	2,630
Matthew J. Mulherin	3,419	4,078	85	7,582
William R. Ermatinger	772		439	1,211

Directors and Executive Officers as a Group (12 persons)	20,134	76,540	1,836	98,510

(1)	These shares subject to option are either currently exercisable or exercisable within 60 days as of March 11, 2011.

(2)	Share equivalents for directors represent non-voting deferred stock units acquired under the 1993 Directors Plan some of which are paid out in shares of common stock at the conclusion of a director-specified deferral period, and others are paid out upon termination of the director’s service on the Board of Directors. The HII NEOs hold share equivalents with pass-through voting rights in the Northrop Grumman Savings Plan.

DESCRIPTION OF CAPITAL STOCK
Authorized Capital Stock
     Prior to the distribution date, our board of directors and Northrop Grumman, as our sole stockholder, will approve and adopt the Restated Certificate of Incorporation, and our board of directors will approve and adopt the Restated Bylaws. Under the Restated Certificate of Incorporation, authorized capital stock will consist of 150 million shares of our common stock, par value $.01 per share, and 10 million shares of our preferred stock, par value $.01 per share.
Common Stock
     Immediately following the spin-off, we estimate that approximately 48.8 million shares of our common stock will be issued and outstanding, based on the number of shares of Northrop Grumman common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on March 30, 2011, the record date.
     Dividend Rights. Dividends may be paid on our common stock and on any class or series of stock entitled to participate with our common stock as to dividends, but only when and as declared by our board of directors and only if full dividends on all then-outstanding series of our preferred stock for the then current and prior dividend periods have been paid or provided for.
     Voting Rights. Each holder of our common stock is generally entitled to one vote per share on all matters submitted to a vote of stockholders and does not have cumulative voting rights for the election of directors.
     Liquidation. If we liquidate, holders of our common stock are entitled to receive all remaining assets available for distribution to stockholders after satisfaction of our liabilities and the preferential rights of any our preferred stock that may be outstanding at that time.
     Other Rights. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock do not have any preemptive, conversion or redemption rights.
Preferred Stock
     Under the Restated Certificate of Incorporation, our board of directors is authorized to issue our preferred stock from time to time, in one or more series, and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preference and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. See “—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws.”
     Our preferred stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Our preferred stock will have the dividend, liquidation, and voting rights described below, unless we indicate otherwise in the applicable certificate of designation relating to a particular series of our preferred stock.
     Dividend Rights. Holders of our preferred stock will receive, when, as and if declared by our board of directors, dividends at rates and on the dates described in the applicable certificate of designations. Each dividend will be payable to the holders of record as they appear on our stock record books. Dividends on any series of our preferred stock may be cumulative or noncumulative.
     Voting Rights. Unless indicated otherwise in the applicable certificate of designation relating to a particular series of our preferred stock or expressly required by law, the holders of our preferred stock will not have any voting rights.
     Liquidation. If we liquidate, dissolve or wind up our affairs, either voluntarily or involuntarily, the holders of each series of our preferred stock will be entitled to receive liquidation distributions. These will be in the amounts set forth in the applicable certificate of designation, plus accrued and unpaid dividends and, if the series of our preferred stock is cumulative, accrued and unpaid dividends for all prior dividend periods. If we do not pay in full all amounts payable on any series of our preferred stock, the holders of our preferred stock will share proportionately with any equally ranked securities in any distribution of our assets. After the holders of any series of our preferred stock are paid in full, they will not have any further claim to any of our remaining assets.
     Redemption. A series of our preferred stock may be redeemable, in whole or in part, at our option or at the option of the holder of the stock, and may be subject to mandatory redemption pursuant to a sinking fund, under the terms described in any applicable certificate of designation.

     In the event of partial redemptions of our preferred stock, our board of directors or its committee will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method our board of directors or its committee determines to be equitable.
     On and after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of our preferred stock which were called for redemption. In addition, all rights of holders of the shares of our preferred stock will terminate except for the right to receive the redemption price.
     Conversion and Exchange. The applicable certificate of designation for any series of our preferred stock will state the terms and conditions, if any, on which shares of that series are convertible into or exchangeable for our common stock or other securities.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws
     The Restated Certificate of Incorporation, the Restated Bylaws and Delaware statutory law contain certain provisions that could make the acquisition of our company by means of a tender offer, a proxy contest or otherwise more difficult. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Restated Certificate of Incorporation and the Restated Bylaws which are attached as exhibits to our Registration Statement on Form 10 under the Exchange Act relating to our common stock.
     Classified Board of Directors. The Restated Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2012, 2013 and 2014, respectively.
     Number of Directors; Filling Vacancies; Removal. The Restated Certificate of Incorporation and the Restated Bylaws provide that that our business and affairs will be managed by and under our board of directors. The Restated Certificate of Incorporation and the Restated Bylaws provide that the board of directors shall consist of not less than five or more than fifteen members, the exact number of which will be fixed from time to time exclusively by a resolution duly adopted by the board of directors. In addition, the Restated Certificate of Incorporation and the Restated Bylaws provide that any vacancy on our board of directors that results from any increase in the number of directors, or any other vacancies, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote thereon, even though less than a quorum of the board of directors. The Restated Certificate of Incorporation also provides that any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of the company entitled to vote thereon, voting as a single class.
     Notwithstanding the foregoing, the Restated Certificate of Incorporation and the Restated Bylaws provide that whenever the holders of any class or series of our preferred stock have the right to elect additional directors under specified circumstances, the election, removal, term of office, filling of vacancies and other features of such directorships will be governed by the terms of the certificate of designation applicable thereto.
     Special Meetings. The Restated Certificate of Incorporation and the Restated Bylaws provide that, subject to the terms of any class or series of our preferred stock, special meetings of the stockholders may be called at any time only by the board of directors (or an authorized committee thereof) or by the chairperson of the board of directors.
     Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Restated Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election to the board of directors, or to bring other business before an annual meeting of stockholders (the “Stockholder Notice Procedure”).
     The Stockholder Notice Procedure provides that nominations of persons for election to the board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the company’s proxy materials with respect to such meeting, (ii) by or at the direction of our board of directors or (iii) by any stockholder of record of our company (a “Record Stockholder”) at the time of the giving of the notice required, who is entitled to vote at the meeting and who has complied with the proper notice procedures. Under the Stockholder Notice Procedure, for a stockholder notice in respect of the annual meeting of stockholders to be timely, such notice must be received by our Secretary at our principal executive offices not less than 90 or more than 120 days prior to the one-year anniversary of the date on which the company first mailed its proxy materials; provided, however, that if the annual meeting is convened more than 30 days prior to or delayed by more than 30 days after the one-year anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the Record Stockholder to be timely must be so received not later than the close of the business on the later of (x) the 135th day prior to such annual meeting or (y) the 10th day following the day on which the public announcement of the date of such meeting is first made by the company. Notwithstanding anything in the preceding sentence to the contrary, in the event that the number of directors to be elected to the board of directors is increased and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 10 days before the last day a Record Stockholder may deliver a notice of nomination in accordance with the preceding sentence, a Record Stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by our Secretary at our principal executive offices not later than the close of business on the 10th day following the day on which we first make such public announcement.
     Under the Stockholder Notice Procedure, a Record Stockholder’s notice proposing to nominate a person for election as a director or bring other business before an annual meeting of stockholders must contain certain information, as set forth in the Restated Bylaws. Only persons who are nominated in accordance with the Stockholder Notice Procedures will be eligible to serve as directors and only such business which has been brought before the meeting in accordance with these Stockholder Notice Procedures will be conducted at an annual meeting of stockholders.
     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board of directors, will provide our board of directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to our board of directors’ position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.
     Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.
     Stockholder Action by Written Consent with Board Authorization. The Restated Certificate of Incorporation and the Restated Bylaws require authorization of our board of directors (or an authorized committee thereof) for action by written consent of the holders of the outstanding shares of stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and the Restated Certificate of Incorporation have been satisfied.
     Amendments to Certificate of Incorporation and Bylaws. The Restated Certificate of Incorporation provides that, in addition to any requirements of law and notwithstanding any other provision of the Restated Certificate of Incorporation or the Restated Bylaws of our company, the affirmative vote of at least 66 2/3% in voting power of the issued and outstanding stock entitled to vote thereon, voting as a single class, will be required for our stockholders to amend or repeal, or adopt any provision inconsistent with, the provisions in the Restated Certificate of Incorporation or the Bylaws relating to the number, term and election of directors, vacancies on our board of directors, removal of directors, stockholder action by written consent, calling of special meetings, advance notice of stockholder proposals, liability of directors, indemnification, amendments to the Restated Certificate of Incorporation and amendments to the Restated Bylaws.
     Stockholder Meetings. The Restated Bylaws provide that all meetings of stockholders will be conducted in accordance with such rules and procedures as our board of directors may determine subject to the requirements of applicable law and, as to matters not governed by such rules and procedures, as the chairperson of such meeting will determine. Such rules and procedures may include the establishment of an agenda, rules and procedures for maintaining order, limitations on attendance and participation relating to presence at the meeting of persons other than stockholders, restrictions on entry at the meeting after commencement thereof and the imposition of time limitations for questions by participants at the meeting.
     Our Preferred Stock. The Restated Certificate of Incorporation authorizes our board of directors to provide for series of our preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.
     We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in a 20% increase in the number of shares of common stock outstanding or in the amount of voting securities outstanding. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek stockholder approval.
     Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of the company and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.
Section 203 of the Delaware General Corporation Law
     Section 203 of the Delaware General Corporation Law (the “DGCL”) provides that, subject to certain exceptions specified therein, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the DGCL generally defines an “interested stockholder” to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.
     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither the Restated Certificate of Incorporation nor the Restated Bylaws exclude HII from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if our board of directors approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.
Transfer Agent and Registrar
     The registrar and transfer agent for our common stock is Computershare Trust Company, N.A.
Listing
     Following the spin-off, we expect to have our common stock listed on the NYSE under the ticker symbol “HII.”

Liability and Indemnification of Directors and Officers
     Elimination of Liability of Directors. The Restated Certificate of Incorporation provides that a director of our company will not be liable to the company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (iv) for any transaction from which the director derives an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
     While the Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the Restated Certificate of Incorporation described above apply to an officer of HII only if he or she is a director of HII and is acting in his or her capacity as director, and do not apply to officers of HII who are not directors.
     Indemnification of Directors, Officers, Employees and Agents. The Restated Bylaws provide that we will indemnify and hold harmless, to the fullest extent authorized by the DGCL as it presently exists or may thereafter be amended, any person (an “Indemnitee”) who was or is made a party to any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of our company or while he or she is or was serving at the request of the board of directors or an executive officer of our company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith. The Restated Bylaws also provide that, notwithstanding the foregoing, but except as described in the second following paragraph, we will be required to indemnify an Indemnitee in connection with a proceeding, or part thereof, initiated by such Indemnitee only if such proceeding, or part thereof, was authorized by our board of directors.
     The Restated Bylaws further provide that we will pay the expenses incurred by an Indemnitee in defending or preparing for any proceeding in advance of its final disposition, provided however, that if the DGCL requires, such payment of expenses in advance of the final disposition of the proceeding will be made only upon delivery to our company of an undertaking containing such terms and conditions, including the requirement of security, as our board of directors deems appropriate, by or on behalf of such Indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that the Indemnitee is not entitled to be indemnified under the relevant section of the Restated Bylaws or otherwise.
     The Restated Bylaws also expressly state that we may grant additional rights to indemnification and to the advancement of expenses to any of our employees or agents to the fullest extent permitted by law.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a Form 10 with respect to the shares of common stock that Northrop Grumman stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits and schedules to the Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Form 10 and the exhibits to the Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Form 10. Each statement is qualified in all respects by the relevant reference.
     You may inspect and copy the Form 10 and the exhibits to the Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Form 10, including the exhibits and schedules to the Form 10.
     We maintain an Internet site at www.     .com. Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the registration statement on Form 10.
     As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.
     We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.
     You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

NORTHROP GRUMMAN SHIPBUILDING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Northrop Grumman Corporation
Los Angeles, California
We have audited the accompanying consolidated statements of financial position of Northrop Grumman Shipbuilding and subsidiaries (the “Company”), a wholly owned subsidiary of Northrop Grumman Corporation (the “Corporation”), as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northrop Grumman Shipbuilding and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As described in Note 2, the accompanying consolidated financial statements have been derived from the consolidated financial statements and accounting records of the Corporation. The consolidated financial statements also include expense allocations for certain corporate functions historically provided by the Corporation. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from the Corporation.
DELOITTE & TOUCHE LLP
Virginia Beach, Virginia
February 8, 2011
(February 21, 2011 as to Note 13)

NORTHROP GRUMMAN SHIPBUILDING
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
$ in millions	2010	2009	2008

Sales and Service Revenues
Product sales	$5,798	$5,046	$5,207
Service revenues	925	1,246	982

Total sales and service revenues	6,723	6,292	6,189

Cost of Sales and Service Revenues
Cost of product sales	5,042	4,415	4,672
Cost of service revenues	770	1,027	817
Corporate home office and other general and administrative costs	663	639	564
Goodwill impairment			2,490

Operating income (loss)	248	211	(2,354)
Other (expense) income
Interest expense	(40)	(36)	(40)
Other, net	(2)	1	—

Earnings (loss) before income taxes	206	176	(2,394)
Federal income taxes	71	52	26

Net earnings (loss)	$135	$124	$(2,420)

Net earnings (loss) from above	$135	$124	$(2,420)

Other comprehensive income (loss)
Change in unamortized benefit plan costs	11	142	(677)
Tax (expense) benefit on change in unamortized benefit plan costs	5	(56)	264

Other comprehensive income (loss), net of tax	16	86	(413)

Comprehensive income (loss)	$151	$210	$(2,833)

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Unaudited
	Pro Forma
	December 31	December 31	December 31
$ in millions	2010	2010	2009

Assets
Current Assets
Accounts receivable, net	$728	$728	$537
Inventoried costs, net	293	293	298
Deferred income taxes	284	284	326
Prepaid expenses and other current assets	8	8	10

Total current assets	1,313	1,313	1,171

Property, Plant, and Equipment
Land and land improvements	303	303	287
Buildings and leasehold improvements	1,357	1,357	1,296
Machinery and other equipment	1,162	1,162	1,104
Capitalized software costs	185	185	160

	3,007	3,007	2,847
Accumulated depreciation and amortization	(1,010)	(1,010)	(870)

Property, plant, and equipment, net	1,997	1,997	1,977

Other Assets
Goodwill	1,134	1,134	1,134
Other purchased intangibles, net of accumulated amortization of $352 in 2010 and $329 in 2009	587	587	610
Pension plan asset	131	131	116
Miscellaneous other assets	41	41	28

Total other assets	1,893	1,893	1,888

Total assets	$5,203	$5,203	$5,036

Liabilities and Equity
Current Liabilities
Notes payable to parent		$715	$537
Trade accounts payable	$274	274	314
Current portion of workers’ compensation liabilities	197	197	255
Accrued interest on notes payable to parent		239	212
Current portion of post-retirement plan liabilities	146	146	175
Accrued employees’ compensation	203	203	173
Advance payments and billings in excess of costs incurred	107	107	81
Provision for contract losses	80	80	53
Other current liabilities	265	265	154

Total current liabilities	1,272	2,226	1,954

Long-term debt	105	105	283
Contribution payable to parent			1,429
Other post-retirement plan liabilities	567	567	502
Pension plan liabilities	381	381	379
Workers’ compensation liabilities	351	351	265
Deferred tax liabilities	99	99	156
Other long-term liabilities	56	56	60

Total liabilities	4,260	3,785	3,599

Commitments and Contingencies (Note 14)

Equity
Common Stock, $.01 par value
Additional paid-in capital	1,458
Parent’s equity in unit		1,933	1,968
Accumulated other comprehensive loss	(515)	(515)	(531)

Total equity	943	1,418	1,437

Total liabilities and equity	$5,203	$5,203	$5,036

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
$ in millions	2010	2009	2008

Operating Activities
Net Earnings (Loss)	$135	$124	$(2,420)
Adjustments to reconcile to net cash provided by (used in) operating activities
Depreciation	160	156	137
Amortization of purchased intangibles	23	30	56
Impairment of goodwill			2,490
Deferred income taxes	(19)	(98)	10
Decrease (increase) in
Accounts receivable	(190)	(56)	(103)
Inventoried costs	5	(101)	52
Prepaid expenses and other current assets	2	(1)	2
Increase (decrease) in
Accounts payable and accruals	205	(111)	145
Retiree benefits	33	(28)	(28)
Other non-cash transactions, net	5	(3)	(2)

Net cash provided by (used in) operations	359	(88)	339

Investing Activities
Additions to property, plant, and equipment	(191)	(181)	(218)
Decrease in restricted cash			61
Other investing activities, net	2	3	5

Net cash used in investing activities	(189)	(178)	(152)

Financing Activities
Repayment of long-term debt	(178)
Proceeds from issuance of note payable to parent	178
Net transfers from (to) parent	(170)	266	(187)

Net cash (used in) provided by financing activities	(170)	266	(187)

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

Supplemental Cash Flow Disclosure
Cash paid for interest	$16	$16	$16

Non-Cash Investing and Financing Activities

Capital expenditures accrued in accounts payable	$44	$47	$42

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Year ended December 31
$ in millions	2010	2009	2008

Parent’s Equity in Unit
At beginning of year	$1,968	$1,578	$4,185
Net earnings (loss)	135	124	(2,420)
Net transfers from (to) parent	(170)	266	(187)

At end of year	1,933	1,968	1,578

Accumulated Other Comprehensive Loss
At beginning of year	(531)	(617)	(204)
Other comprehensive income (loss), net of tax	16	86	(413)

At end of year	(515)	(531)	(617)

Total equity	$1,418	$1,437	$961

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN SHIPBUILDING
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS
Northrop Grumman Shipbuilding and its subsidiaries (NGSB or the company) is a wholly owned subsidiary of Northrop Grumman Corporation (Northrop Grumman). The company currently operates three major shipyards located in Newport News, Virginia, Pascagoula, Mississippi and Avondale, Louisiana but plans to wind down its shipbuilding operations at the Avondale, Louisiana facility in 2013 (see Note 4).
The company’s business is organized into two operating segments, Gulf Coast and Newport News. Through its Gulf Coast shipyards, the company currently is the sole supplier and builder of amphibious assault and expeditionary ships to the U.S. Navy, currently the sole builder of National Security Cutters for the U.S. Coast Guard, one of only two companies that currently builds the U.S. Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers, and one of the nations’ leading service providers of life cycle support of major surface ship programs for the U.S. Navy and U.S. Coast Guard. Through its Newport News shipyard, the company is the nation’s sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers, and one of only two companies currently capable of designing and building nuclear-powered submarines for the U.S. Navy. As prime contractor, principal subcontractor, or partner, NGSB participates in many high-priority defense technology programs in the U.S. The company conducts most of its business with the U.S. Government, principally the Department of Defense (DoD).
Strategic Actions — Northrop Grumman announced in July 2010 that it will evaluate whether a separation of NGSB would be in the best interests of Northrop Grumman shareholders, customers, and employees. Strategic alternatives for NGSB include, but are not limited to, a spin-off to Northrop Grumman shareholders. Northrop Grumman believes that separating NGSB from Northrop Grumman will benefit both Northrop Grumman and the shipbuilding business by better aligning management’s attention and investment resources to pursue opportunities in their respective markets and more actively manage their cost structures.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The consolidated financial statements of NGSB have been derived from the consolidated financial statements and accounting records of Northrop Grumman and were prepared in conformity with accounting principles generally accepted in the United States (GAAP).
The consolidated statements of operations include expense allocations for certain corporate functions historically provided to NGSB by Northrop Grumman, including, but not limited to, human resources, employee benefits administration, treasury, risk management, audit, finance, tax, legal, information technology support, procurement, and other shared services. These allocations are reflected in the consolidated statements of operations within the expense categories to which they relate. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on various bases that are further discussed in Note 19. Management of NGSB and Northrop Grumman consider these allocations to be a reasonable reflection of the utilization of services by, or benefits provided to, NGSB. Management believes that the allocations are substantially consistent with NGSB’s estimates of the costs it would incur as a stand-alone company. However, these estimates are based on management’s judgment regarding its future stand-alone company costs and not the actual costs incurred.
Transactions between NGSB and Northrop Grumman are reflected as effectively settled for cash at the time of the transaction and are included in financing activities in the consolidated statements of cash flows. The net effect of these transactions is reflected in the parent’s equity in unit in the consolidated statements of financial position.
The consolidated financial statements also include certain Northrop Grumman assets and liabilities that are specifically identifiable or otherwise allocable to the company. The NGSB consolidated financial statements may not be indicative of NGSB’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had NGSB operated as a stand-alone company during the periods presented.
Unaudited Pro Forma Statement of Financial Position — The unaudited pro forma statement of financial position presents NGSB’s pro forma capitalization at December 31, 2010. The statement reflects the impacts of the transactions to be completed in conjunction with the spin-off of Huntington Ingalls Industries, Inc. (“HII”), which will become the parent of NGSB, including: (i) the distribution of HII common stock by Northrop Grumman to its shareholders; and (ii) the accrual of the contribution of $1,429 million by HII to Northrop Grumman Systems Corporation, a subsidiary of Northrop Grumman (the “Contribution”). The Contribution is presented as a long-term obligation because it will be paid using the proceeds from the incurrence of $1,775 million of debt prior to the completion of the spin-off by HII (the “HII Debt”). HII will record the net proceeds of the HII Debt after funding the Contribution as cash and cash equivalents on its Consolidated Statement of Financial Position.

NORTHROP GRUMMAN SHIPBUILDING
The distribution of HII common stock to Northrop Grumman’s stockholders includes adjustments for the recapitalization transactions. In connection with this recapitalization, the amount of Northrop Grumman’s net investment in HII, including intercompany debt and accrued interest thereon which was recorded as notes payable to parent in the consolidated statement of financial position, net of the contribution, will be contributed to additional paid-in capital. Northrop Grumman stockholders will receive one share of HII common stock for every six shares of Northrop Grumman stock owned. The unaudited pro forma statement of financial position reflects a distribution of 48,492,792 shares of HII common stock based on the 290,956,752 shares of Northrop Grumman stock outstanding as of December 31, 2010.
The unaudited pro forma statement of financial position was prepared as if the transactions and events described above had occurred on December 31, 2010.
Parent’s Equity in Unit — Parent’s Equity in Unit in the consolidated statements of financial position represents Northrop Grumman’s historical investment in NGSB, the net effect of cost allocations from and transactions with Northrop Grumman, net cash activity, and NGSB’s accumulated earnings. See Basis of Presentation in Note 2 and Note 19.
Financial Statement Reclassification — Certain amounts in the prior year financial statements and related notes have been reclassified to conform to the current presentation as described in Note 10. In addition, the company reclassified $22 million of accrued liabilities from non-current to current liabilities in the 2009 consolidated statements of financial position to conform to the current presentation.
Principles of Consolidation —The consolidated financial statements presented herein represent the stand-alone results of operations, financial position and cash flows of NGSB and its subsidiaries. All intercompany transactions and accounts of NGSB have been eliminated.
Accounting Estimates —The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information; actual results could differ materially from those estimates.
Revenue Recognition — As a defense contractor engaging in long-term contracts (both as prime contractor and subcontractor), the majority of the company’s business is derived from long-term contracts for the construction of naval vessels, production of goods, and services provided to the federal government, principally the U.S. Navy. In accounting for these contracts, the company extensively utilizes the cost-to-cost measures of the percentage-of-completion method of accounting, principally based upon direct labor dollars or total costs incurred. Under this method, sales, including estimated earned fees or profits, are recorded as costs are incurred. Contract sales are calculated either based on the percentage that direct labor costs incurred bear to total estimated direct labor costs or based on the percentage that total costs incurred bear to total estimated costs at completion. Certain contracts contain provisions for price redetermination or for cost and/or performance incentives. Such redetermined amounts or incentives are included in sales when the amounts can reasonably be determined and estimated. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding are included in sales only when they can be reliably estimated and realization is probable. The company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes that profit over the life of the contract based on progress towards completion. The company classifies contract revenues as product sales or service revenues depending upon the predominant attributes of the relevant underlying contracts. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Loss provisions are first offset against costs that are included in unbilled accounts receivable or inventoried costs, with any remaining amount reflected in other current liabilities. Changes in estimates of contract sales, costs, and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been the original estimate. A significant change in an estimate on one or more contracts could have a material effect on the company’s consolidated financial position or results of operations, and where such changes occur, separate disclosure is made of the nature, underlying conditions, and the amount of the financial impact from the change in estimate (see Notes 4 and 6).
Corporate Home Office and Other General and Administrative Costs — In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.
General and administrative expenses also include certain Northrop Grumman corporate and other costs, primarily consisting of the net pension and post-retirement benefits adjustment, the provision for deferred state income taxes and certain other expenses that are generally not currently allowable under the Federal Acquisition Regulations (FAR). The net pension and post-retirement benefits adjustment reflects the difference between pension and post-retirement benefits expenses determined in accordance with GAAP and

NORTHROP GRUMMAN SHIPBUILDING
pension and post-retirement benefit expenses allocated to individual contracts determined in accordance with Cost Accounting Standards (CAS). For purposes of these stand-alone financial statements, these Northrop Grumman amounts together with allowable general and administrative expenses have been allocated to NGSB. Allowable general and administrative expense is comprised of NGSB home office costs, independent research and development costs, bid and proposal costs, the allowable portion of corporate home office costs, and the current state income tax provision.
Research and Development — Company-sponsored research and development activities primarily include independent research and development (IR&D) efforts related to government programs. IR&D expenses are included in general and administrative expenses and are generally allocated to government contracts. Company-sponsored IR&D expenses totaled $23 million, $21 million and $21 million for the years ended December 31, 2010, 2009 and 2008, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.
Product Warranty Costs — The company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time often subject to a specified monetary coverage limit. The company’s product warranties are provided under government contracts, the costs of which are immaterial and are accounted for using the percentage-of-completion method of accounting.
Environmental Costs — Environmental liabilities are accrued when the company determines it is responsible for remediation costs and such amounts are reasonably estimable. When only a range of amounts is established and no amount within the range is more probable than another, the minimum amount in the range is recorded. Environmental liabilities are recorded on an undiscounted basis. Environmental expenditures are expensed or capitalized as appropriate. Capitalized expenditures, if any, relate to long-lived improvements in currently operating facilities. The company does not record insurance recoveries before collection is probable. At December 31, 2010, and 2009, the company did not have any accrued receivables related to insurance reimbursements or recoveries for environmental matters.
Fair Value of Financial Instruments — The valuation techniques utilized to determine the fair value of financial instruments are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 —	Quoted prices for identical instruments in active markets.

Level 2 —	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 —	Significant inputs to the valuation model are unobservable.
Except for long-term debt, the carrying amounts of the company’s other financial instruments are measured at fair value or approximate fair value due to the short-term nature of these other items.
Asset Retirement Obligations — The company records all known asset retirement obligations for which the liability’s fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts as of December 31, 2010 are $20 million and consist primarily of obligations associated with the wind down of the company’s shipbuilding operations at the Avondale facility (see Note 4). Amounts as of December 31, 2009 were not material.
The company also has known conditional asset retirement obligations related to assets currently in use, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable as of December 31, 2010 and 2009 due to insufficient information about the timing and method of settlement of the obligation. Accordingly, the fair value of these obligations has not been recorded in the consolidated financial statements. Environmental remediation and/or asset decommissioning of these facilities may be required when the company ceases to utilize these facilities but no such plans are currently contemplated as of December 31, 2010. In addition, there may be conditional environmental asset retirement obligations that the company has not yet discovered (e.g. asbestos may exist in certain buildings which the company has not become aware of through its normal business operations), and therefore, these obligations also have not been included in the consolidated financial statements.
Income Taxes — The results of the company’s operations are included in the federal income and state income and franchise tax returns of Northrop Grumman. Income tax expense and other income tax-related information contained in these financial statements are presented as if the company filed its own tax returns on a stand-alone basis and are based on the prevailing statutory rates for U.S. federal income taxes and the composite state income tax rate for the company for each period presented. State and local income and franchise tax provisions are allocable to contracts in process and, accordingly, are included in cost of product sales, cost of service revenues and corporate home office and other general and administrative expenses.
The company makes a comprehensive review of its portfolio of uncertain tax positions regularly. In this regard, an uncertain tax

NORTHROP GRUMMAN SHIPBUILDING
position represents the company’s expected treatment of a tax position taken in Northrop Grumman’s consolidated tax return, or planned to be taken in a future tax return or claim that has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained or otherwise resolved by the taxing authorities, the company does not recognize the tax benefits resulting from such positions, if any, and reports the tax effects as a liability for uncertain tax positions in its consolidated statements of financial position.
Determinations of the expected realizability of deferred tax assets and the need for any valuation allowances against these deferred tax assets were evaluated based upon the stand-alone tax attributes of the company, and no valuation allowances were deemed necessary as of December 31, 2010, and 2009.
Current federal income tax liabilities are assumed to be immediately settled by Northrop Grumman and are relieved through the parent’s equity in unit account. Federal income taxes have been recorded within income tax expense. The company recognizes interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are also recognized as a component of income tax expense.
Cash and Cash Equivalents — Northrop Grumman utilizes a centralized cash management system. Cash and cash equivalents balances are held at the Northrop Grumman level and have not been allocated to NGSB. Historically, cash received by the company has been transferred to Northrop Grumman, and Northrop Grumman has funded the company’s disbursement accounts on an as-needed basis. The net effect of transfers of cash to and from the Northrop Grumman cash management accounts is reflected in the parent’s equity in unit account in the consolidated statements of financial position.
Accounts Receivable — Accounts receivable include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract change amounts, claims or requests for equitable adjustment in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion.
Inventoried Costs — Inventoried costs primarily relate to work in process under contracts that recognize revenue using labor dollars as the basis of the percentage-of-completion calculation. These costs represent accumulated contract costs less cost of sales, as calculated using the percentage-of-completion method. Accumulated contract costs include direct production costs, factory and engineering overhead, production tooling costs, and, for government contracts, allowable general and administrative expenses. According to the provisions of U.S. Government contracts, the customer asserts title to, or a security interest in, inventories related to such contracts as a result of contract advances, performance-based payments, and progress payments. In accordance with industry practice, inventoried costs are classified as a current asset and include amounts related to contracts having production cycles longer than one year. Inventoried costs also include company owned raw materials, which are stated at the lower of cost or market, generally using the average cost method.
Depreciable Properties — Property, plant, and equipment owned by the company are recorded at cost and depreciated over the estimated useful lives of individual assets. Costs incurred for computer software developed or obtained for internal use are capitalized and amortized over the expected useful life of the software, not to exceed nine years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.
The remaining assets are depreciated using the straight-line method, with the following lives:

Years

Land improvements	12 - 45
Buildings and improvements	15 - 50
Capitalized software costs	3 - 9
Machinery and other equipment	3 - 45

The company evaluates the recoverability of its property, plant and equipment when there are changes in economic circumstances or business objectives that indicate the carrying value may not be recoverable. The company’s evaluations include estimated future cash flows, profitability and other factors in determining fair value. As these assumptions and estimates may change over time, it may or may not be necessary to record impairment charges.
Leases — The company has historically used Northrop Grumman’s incremental borrowing rate in the assessment of lease classification as capital or operating and defines the initial lease term to include renewal options determined to be reasonably assured. The company conducts operations primarily under operating leases.
Many of the company’s real property lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the company records minimum rental expenses on a straight-line basis over the term of the lease. For purposes of recognizing lease incentives, the

NORTHROP GRUMMAN SHIPBUILDING
company uses the date of initial possession as the commencement date, which is generally, when the company is given the right of access to the space and begins to make improvements in preparation for intended use.
Goodwill and Other Purchased Intangible Assets — The company performs impairment tests for goodwill as of November 30th of each year, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded. Purchased intangible assets are amortized on a straight-line basis over their estimated useful lives and the carrying value of these assets is reviewed for impairment when events indicate that a potential impairment may have occurred (see Notes 4 and 9).
Self-Insured Group Medical Insurance — The company participates in a Northrop Grumman-sponsored self-insured group medical insurance plan and these financial statements include an allocation of the expenses and accruals attributable to NGSB employees participating in the plan. The plan is designed to provide a specified level of coverage for employees and their dependents. Northrop Grumman estimates expenses and the required liability of such claims utilizing actuarial methods based on various assumptions, which include, but are not limited to, Northrop Grumman’s historical loss experience and projected loss development factors. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred but not reported.
Self-Insured Workers’ Compensation Plan — The operations of the company are subject to the federal and state workers’ compensation laws. The company maintains self-insured workers’ compensation plans, in addition to participating in state administered second injury workers’ compensation funds. The company estimates the required liability of such claims and state funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, the company’s historical loss experience and projected loss development factors as compiled in an annual actuarial study. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred but not reported. The company’s workers’ compensation liability is discounted at 3.31% and 3.47% at December 31, 2010, and 2009, respectively, which discount rates were determined using a risk-free rate based on future payment streams. Workers’ compensation benefit obligations on an undiscounted basis were $726 million and $686 million as of December 31, 2010 and 2009, respectively.
Litigation, Commitments, and Contingencies — Amounts associated with litigation, commitments, and contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
Retirement Benefits — A substantial portion of the company’s employees are covered by Northrop Grumman-sponsored defined benefit pension plans under which they are eligible for benefits generally at age 65 or on a reduced basis for qualifying early retirement. Certain employees are also covered by Northrop Grumman-sponsored post-retirement health care plans. For the Northrop Grumman sponsored pension and post-retirement plans that only cover company employees, the consolidated financial statements reflect the respective plans’ total funded status and related changes in funded status. For the Northrop Grumman sponsored pension and post-retirement plans where company employees participate along with other Northrop Grumman employees, the consolidated financial statements reflect an allocated portion of the respective plans’ funded status and related changes in funded status based upon the company employee participation level. The assets recognized as of December 31, 2010 and 2009 for such plans where allocations were required were calculated based on the present values of the accrued benefit determined under Employee Retirement Income Security Act (ERISA) and Internal Revenue Service (IRS) regulations. The CAS costs have been separately calculated for NGSB in accordance with the relevant standards. For funded plans, Northrop Grumman’s funding policy is to contribute, at a minimum, the statutorily required amount to an irrevocable trust. For unfunded plans, Northrop Grumman makes contributions equal to the amount of benefit payments made to plan participants. Northrop Grumman also sponsors 401(k) defined contribution plans in which most of the company’s employees are eligible to participate. Northrop Grumman contributions for most plans are based on a cash matching of company employee contributions up to 4 percent of compensation. In addition to the Northrop Grumman-sponsored 401(k) defined contribution plan, company employees hired after June 30, 2008 are eligible to participate in a Northrop Grumman-sponsored defined contribution pension plan in lieu of a defined benefit pension plan.
Stock Compensation — Certain key employees of the company participate in stock-based compensation plans of Northrop Grumman. All of Northrop Grumman’s stock-based compensation plans are considered equity plans and compensation expense recognized is net of estimated forfeitures over the vesting period. Northrop Grumman issues stock options and stock awards, in the form of restricted performance stock rights and restricted stock rights, under its existing plans. The fair value of stock option grants is estimated on the date of grant using a Black-Scholes option-pricing model and expensed on a straight-line basis over the vesting period of the options, which is generally three to four years. The fair value of stock awards is determined based on the closing market price of Northrop Grumman’s common stock on the grant date and at each reporting date, the amount of shares is adjusted to equal the amount ultimately expected to vest. Compensation expense for stock awards is allocated to NGSB by Northrop Grumman and expensed over the vesting period, usually three to five years.

NORTHROP GRUMMAN SHIPBUILDING
Accumulated Other Comprehensive Loss — The accumulated other comprehensive loss as of December 31, 2010 and 2009, was comprised of unamortized benefit plan costs of $515 million (net of tax benefit of $343 million) and $531 million (net of tax benefit of $338 million), respectively.
3. ACCOUNTING STANDARDS UPDATES
Accounting Standards Updates not effective until after December 31, 2010 are not expected to have a significant effect on the company’s consolidated financial position, results of operations or cash flows.
4. CONSOLIDATION OF GULF COAST OPERATIONS
In July 2010, Northrop Grumman announced plans to consolidate NGSB’s Gulf Coast operations by winding down its shipbuilding operations at the Avondale, Louisiana facility in 2013 after completing LPD-class ships currently under construction there. Future LPD-class ships will be built in a single production line at the company’s Pascagoula, Mississippi facility. The consolidation is intended to reduce costs, increase efficiency, and address shipbuilding overcapacity. Due to the consolidation, NGSB expects higher costs to complete ships currently under construction in Avondale due to anticipated reductions in productivity and increased the estimates to complete LPDs 23 and 25 by approximately $210 million. The company recognized a $113 million charge to operating income for the cumulative effect of these incremental costs on the LPD 23 and 25 contracts in the second quarter of 2010.
In connection with and as a result of the decision to wind down its shipbuilding operations at the Avondale, Louisiana facility, the company determined it would not meet certain requirements under its co-operative agreement with the State of Louisiana. Accordingly, the company recorded liabilities of $51 million in June 2010 to recognize this obligation as well as certain asset retirement obligations, which were necessitated as a result of the Avondale facility decision. In addition to the cost of the assets to be acquired from the State of Louisiana upon payment of the obligation to the state, the company anticipates that it will incur substantial other restructuring and facilities shut-down related costs, including but not limited to, severance, relocation expense, and asset write-downs related to the Avondale facilities. These costs are expected to be allowable expenses under government accounting standards and thus will be recoverable in future years’ overhead costs. These future costs could approximate $310 million and such costs should be allocable to existing flexibly priced contracts or future negotiated contracts at the Gulf Coast operations in accordance with FAR provisions relating to the treatment of restructuring and shutdown related costs.
In its initial audit report on the company’s cost proposal for the restructuring and shutdown related costs, the Defense Contract Audit Agency (DCAA) stated that, in general, the proposal was not adequately supported in order for it to reach a conclusion. The DCAA also questioned about $25 million (approximately 8%) of the costs submitted. The DCAA stated that it could not reach a final conclusion on the cost submission due to the potential spin transaction relating to the Shipbuilding business. Accordingly, the DCAA did not accept the cost proposal as submitted, and the company intends to resubmit its proposal to address the concerns expressed by the DCAA. Ultimately, the company anticipates that this process will result in an agreement with the U.S. Navy that is substantially in accord with management’s cost allowability expectations. Accordingly, the company has treated these costs as allowable costs in determining the cost and earnings performance on its contracts in process. If there is a formal challenge to the company’s treatment of its restructuring costs, there are prescribed dispute resolution alternatives to resolve such a challenge and the company would likely pursue a dispute resolution process.
As a result of the announcement to wind down its shipbuilding operations at the Avondale, Louisiana facility and the Gulf Coast segment’s 2010 operating losses, the company performed an impairment test for the Gulf Coast segment’s other long-lived assets and each reportable segment’s goodwill as of June 30, 2010. The company’s testing approach for goodwill impairment utilizes a discounted cash flow analysis corroborated by comparative market multiples to determine the fair value of its businesses for comparison to their corresponding book values. NGSB determined that no impairment existed as of June 30, 2010. See Note 9 for the results of the annual impairment test.
Northrop Grumman’s decision to wind down its shipbuilding operations at the Avondale, Louisiana facility also led to a curtailment adjustment reducing the pension benefit obligation on the benefit plans in which NGSB employees participate by $14 million. The effect of this curtailment on the company’s consolidated results of operations or cash flows was not material.
NGSB is currently exploring alternative uses of the Avondale facility by potential new owners, including alternative opportunities for the workforce.
5. SEGMENT INFORMATION
At December 31, 2010, the company was aligned into two reportable segments: Gulf Coast and Newport News.
U.S. Government Sales — Revenue from the U.S. Government includes revenue from contracts for which NGSB is the prime contractor as well as those for which the company is a subcontractor and the ultimate customer is the U.S. Government. The company

NORTHROP GRUMMAN SHIPBUILDING
derives substantially all of its revenue from the U.S. Government.
Assets — Substantially all of the company’s assets are located or maintained in the U.S.
Results of Operations By Segment

	Year Ended December 31
$ in millions	2010	2009	2008

Sales and Service Revenues
Gulf Coast	$3,027	$2,865	$2,848
Newport News	3,775	3,534	3,427
Intersegment eliminations	(79)	(107)	(86)

Total sales and service revenues	6,723	6,292	6,189

Operating Income (Loss)
Gulf Coast	(61)	(29)	(1,433)
Newport News	355	313	(895)

Total Segment Operating Income (Loss)	294	284	(2,328)
Non-segment factors affecting operating income (loss)
Net pension and post-retirement benefits adjustment	(49)	(88)	(25)
Deferred State Income Taxes	3	15	(1)

Total operating income (loss)	$248	$211	$(2,354)

Sales transactions between segments are generally recorded at cost.
Goodwill Impairment Charge — The operating losses for the year ended December 31, 2008, reflect goodwill impairment charges for Gulf Coast and Newport News of $1.3 billion and $1.2 billion, respectively.
Net Pension and Post-Retirement Benefits Adjustment — The net pension and post-retirement benefits adjustment reflects the difference between expenses for pension and other post-retirement benefits determined in accordance with GAAP and the expenses for these items included in segment operating income in accordance with CAS.
Other Financial Information

	December 31
$ in millions	2010	2009	2008

Assets
Gulf Coast	$2,044	$1,922	$1,817
Newport News	2,744	2,672	2,616
Corporate	415	442	327

Total assets	$5,203	$5,036	$4,760

The Corporate assets included in the table above consist only of pension and other-post retirement plan assets and deferred tax assets.

	Year ended December 31
$ in millions	2010	2009	2008

Capital Expenditures
Gulf Coast	$52	$102	$153
Newport News	139	79	65

Total capital expenditures	$191	$181	$218

	Year ended December 31
$ in millions	2010	2009	2008

Depreciation and Amortization
Gulf Coast	$96	$101	$110
Newport News	87	85	83

Total depreciation and amortization	$183	$186	$193

6. CONTRACT CHARGES

NORTHROP GRUMMAN SHIPBUILDING
Earnings Charge Relating to LHD 8 Contract Performance — LHD 8 is an amphibious assault ship that was delivered in the second quarter of 2009. LHD 8 features significant enhancements compared with earlier ships of the class, including a gas turbine engine propulsion system, a new electrical generation and distribution system, and a centralized machinery control system administered over a fiber optic network. LHD 8 was constructed under a fixed-price incentive contract. Lack of progress in LHD 8 on-board testing preparatory to sea trials prompted the company to undertake a comprehensive review of the program, including a detailed physical audit of the ship, resulting in a pre-tax charge of $272 million in the first quarter of 2008 for anticipated cost growth related to the identified need for substantial re-work on the ship. In addition to the LHD 8 charge, an additional $54 million of charges were recognized in the first quarter of 2008, primarily for schedule impacts on other ships and impairment of purchased intangibles at the Gulf Coast shipyards. Subsequent to recognizing the LHD 8 charge, the company delivered the ship at costs that were lower than the amounts previously anticipated primarily due to efficiencies from improved operating practices, mitigation of performance risk and increased recovery of cost escalation adjustments. As a result, $63 million of the loss provision was reversed in 2008, and an additional $54 million was reversed in 2009 upon delivery of the ship. In 2010, NGSB determined that costs to complete post-delivery work on LHD 8 exceeded original estimates resulting in a charge of $30 million.
Earnings Charge Relating to LPD 22-25 Contract Performance — The LPD 22-25 contract is a four-ship fixed-price incentive contract for the construction of amphibious landing platform ships that are a follow-on of the LPD 17 Class program with five ships previously built and delivered. The program’s construction has been adversely impacted by operating performance factors, resulting in unfavorable cost growth that led to pre-tax charges totaling $171 million in 2009. In 2010, the company recorded net performance adjustments of $132 million primarily for additional cost growth on the LPD 22-25 contract, including the effect of a $113 million charge for the cumulative effect of the $210 million of incremental costs expected due to the company’s decision to wind down its shipbuilding operations at the Avondale facility in 2013. Note 4 provides additional information related to the consolidation of Gulf Coast operations.
7. ACCOUNTS RECEIVABLE, NET
Unbilled amounts represent sales for which billings have not been presented to customers at year-end. These amounts are usually billed and collected within one year. Accounts receivable at December 31, 2010, are expected to be collected in 2011, except for approximately $72 million due in 2012 and $6 million due in 2013 and later.
Because the company’s accounts receivable are primarily with the U.S. Government, the company does not have material exposure to credit risk.
Accounts receivable were composed of the following:

	December 31
$ in millions	2010	2009

Due From U.S. Government
Amounts billed	$194	$240
Recoverable costs and accrued profit on progress completed — unbilled	524	288

	718	528

Due From Other Customers
Amounts billed	9	11
Recoverable costs and accrued profit on progress completed — unbilled	4	1

	13	12

Total accounts receivable	731	540
Allowances for doubtful accounts	(3)	(3)

Total accounts receivable, net	$728	$537

8. INVENTORIED COSTS, NET
Inventoried costs were composed of the following:

NORTHROP GRUMMAN SHIPBUILDING

	December 31
$ in millions	2010	2009

Production costs of contracts in process	$681	$1,009
General and administrative expenses	7	14

	688	1,023
Progress payments received	(481)	(811)

	207	212
Raw material inventory	86	86

Total inventoried costs, net	$293	$298

9. GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS
Goodwill
NGSB performs its annual impairment test for goodwill as of November 30th each year, or more often as circumstances require. The company’s testing approach utilizes a discounted cash flow analysis corroborated by comparative market multiples to determine the fair value of its businesses for comparison to their corresponding book values. If the book value exceeds the estimated fair value of the business, a potential impairment is indicated and GAAP prescribes the approach for determining the impairment amount, if any. The company performed its annual impairment test as of November 30, 2010, with no indication of impairment.
In the fourth quarter of 2008, the company recorded a non-cash charge totaling $2,490 million for the impairment of goodwill. The impairment was primarily driven by adverse equity market conditions that caused a decrease in current market multiples and Northrop Grumman’s stock price as of November 30, 2008. The charge reduced goodwill recorded in connection with Northrop Grumman’s 2001 acquisition of Newport News Shipbuilding and the shipbuilding operations of Litton Industries. The company’s accumulated goodwill impairment losses at December 31, 2010, and 2009, amounted to $2,490 million. The accumulated goodwill impairment losses at December 31, 2010 and 2009 for Gulf Coast and Newport News were $1,278 million and $1,212 million, respectively. The goodwill has no tax basis, and accordingly, there was no tax benefit to be derived from recording the impairment charge.
The carrying amount of goodwill as of December 31, 2010, was $1,134 million there were no changes to goodwill during 2009 and 2010. The carrying amounts of goodwill as of December 31, 2010 and 2009 for Gulf Coast and Newport News were $488 million and $646 million, respectively.
Prior to recording the goodwill impairment charge, NGSB tested its purchased intangible assets and other long-lived assets for impairment, and the carrying values of these assets were determined not to be impaired.
Purchased Intangible Assets
The table below summarizes the company’s aggregate purchased intangible assets, all of which are contract or program related intangible assets:

	December 31
$ in millions	2010	2009

Gross carrying amount	$939	$939
Accumulated amortization	(352)	(329)

Net carrying amount	$587	$610

The company’s purchased intangible assets are subject to amortization and are being amortized on a straight-line basis over an aggregate weighted-average period of 40 years. Remaining unamortized intangible assets consist principally of amounts pertaining to nuclear-powered aircraft carrier and submarine intangibles whose useful lives have been estimated based on the long life cycle of the related programs. Aggregate amortization expense for 2010, 2009, and 2008, was $23 million, $30 million, and $56 million, respectively. The 2008 amount includes $19 million of additional amortization recorded in the first quarter of 2008 associated with the events impacting LHD 8 and other Gulf Coast shipbuilding programs as described in Note 6.
Expected amortization for purchased intangibles as of December 31, 2010, is $20 million for each of the next five years.
10. INCOME TAXES
The company’s earnings are entirely domestic and its effective tax rate for the year ended December 31, 2010, was 34.5 percent as

NORTHROP GRUMMAN SHIPBUILDING
compared with 29.5 percent and 27.1 percent (excluding the non-cash, non-deductible goodwill impairment charge of $2.5 billion) in 2009 and 2008, respectively. In 2010, the company’s effective tax rate reflects the unfavorable impact of the elimination of certain Medicare Part D tax benefits with the passage of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, a decrease in the manufacturer’s deduction and the expiration of wage credit benefits, partially offset by the favorable impact of the settlement of the IRS’ examination of Northrop Grumman’s tax returns for the years 2004-2006. The company’s effective tax rates also reflect tax credits and manufacturing deductions for all periods presented. As described in Note 2, current federal income tax liabilities are assumed to be immediately settled by Northrop Grumman and are relieved through the parent’s equity in unit account. For current state income tax purposes, the standalone tax amounts have been computed as if they were allowable costs under the terms of the company’s existing contracts in the applicable period, and, accordingly, are included in cost of product sales, cost of service revenues and corporate home office and other general and administrative expenses.
Federal income tax expense for the years ended December 31, 2010, 2009, and 2008, consisted of the following:

	Year ended December 31
$ in millions	2010	2009	2008

Income Taxes on Operations
Federal income taxes currently payable	$89	$135	$22
Change in deferred federal income taxes	(18)	(83)	4

Total federal income taxes	$71	$52	$26

Income tax expense differs from the amount computed by multiplying the statutory federal income tax rate times the earnings (loss) before income taxes due to the following:

	Year ended December 31
$ in millions	2010	2009	2008

Income tax expense (benefit) on operations at statutory rate	$72	$61	$(838)
Goodwill impairment			872
Manufacturing deduction	(1)	(6)	(2)
Research tax credit	(3)	(1)	(1)
Medicare Part D law change			7
Wage credit		(2)	(2)
IRS settlement			(8)
Other, net	4	—	(3)

Total federal income taxes	$71	$52	$26

Uncertain Tax Positions — During 2010, Northrop Grumman reached final approval from the IRS and the U. S. Congressional Joint Committee on Taxation of the IRS’ examination of Northrop Grumman’s tax returns for the years 2004-2006. As a result of this settlement, the company recognized tax benefits of $8 million as a reduction to the provision for income taxes. In connection with the settlement, the company also recorded a reduction of $10 million to its liability for uncertain tax positions, including previously accrued interest, of $2 million.
As of December 31, 2010, the estimated value of the company’s uncertain tax positions, which are more-likely-than-not to be sustained on examination, was a liability of $17 million, including accrued interest of $3 million. This liability is included in other long-term liabilities in the consolidated statements of financial position. Assuming sustainment of these positions, the reversal of the amounts accrued would reduce the company’s effective tax rate.
Unrecognized Tax Benefits— Unrecognized tax benefits represent the gross value of the company’s tax positions that have not been reflected in the consolidated statements of operations, and include the value of the company’s recorded uncertain tax positions. If the income tax benefits from federal tax positions are ultimately realized, such realization would affect the company’s effective tax rate whereas the realization of state tax benefits would be recorded in cost of product sales, cost of service revenues and corporate home office and other general and administrative expenses. The changes in unrecognized tax benefits (exclusive of interest) during 2010, 2009 and 2008 are summarized in the table below:

NORTHROP GRUMMAN SHIPBUILDING

	December 31
$ in millions	2010	2009	2008

Unrecognized tax benefits at beginning of the year	$21	$19	$26

Additions based on tax positions related to the current year		1	1
Additions for tax positions of prior years	1	1
Statute expiration			(8)
Settlement	(8)

Net change in unrecognized tax benefits	(7)	2	(7)

Unrecognized tax benefits at end of the year	$14	$21	$19

Although the company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the company’s accrued position. Accordingly, additional provisions on federal and state tax related matters could be recorded in the future as revised estimates are made or the underlying matters are effectively settled or otherwise resolved.
Deferred Income Taxes — Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Such amounts are classified in the consolidated statements of financial position as current or noncurrent assets or liabilities based upon the classification of the related assets and liabilities.
The tax effects of significant temporary differences and carryforwards that gave rise to year-end deferred federal and state tax balances, as presented in the consolidated statements of financial position, are as follows:

	December 31
$ in millions	2010	2009

Deferred Tax Assets
Retirement benefits	$404	$390
Workers’ compensation	226	214
Contract accounting differences	72	79
Provisions for accrued liabilities	66	67
Stock-based compensation	24	22
Other	4	6

Gross deferred tax assets	796	778
Less valuation allowance	—	—

Net deferred tax assets	796	778

Deferred Tax Liabilities
Depreciation and amortization	372	360
Purchased intangibles	239	248

Gross deferred tax liabilities	611	608

Total net deferred tax assets	$185	$170

During 2010, the company performed a comprehensive review of the classification treatment of its deferred tax assets and liabilities and identified certain reclassifications that changed the 2009 presentation of deferred tax assets, primarily for retirement benefits and workers’ compensation liabilities. Such reclassifications also increased the net current deferred tax assets and net noncurrent deferred tax liabilities previously presented as of December 31, 2009 by $35 million.
Net deferred tax assets (liabilities) as presented in the consolidated statements of financial position are as follows:

	December 31
$ in millions	2010	2009

Net current deferred tax assets	$284	$326
Net non-current deferred tax liabilities	(99)	(156)

Total net deferred tax assets	$185	$170

NORTHROP GRUMMAN SHIPBUILDING
11. LONG-TERM DEBT
Mississippi Economic Development Revenue Bonds — As of December 31, 2010, and 2009, the company had $83.7 million outstanding from the issuance of Industrial Revenue Bonds issued by the Mississippi Business Finance Corporation. These bonds accrue interest at a fixed rate of 7.81 percent per annum (payable semi-annually), and mature in 2024. Repayment of principal and interest is guaranteed by Northrop Grumman Systems Corporation (a wholly owned subsidiary of Northrop Grumman). In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of the company’s interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi.
Gulf Opportunity Zone Industrial Development Revenue Bonds — As of December 31, 2010, the company had $22 million outstanding from the issuance of Gulf Opportunity Zone Industrial Development Revenue Bonds (GO Zone IRBs) issued by the Mississippi Business Finance Corporation. The initial issuance of the GO Zone IRBs was for $200 million of principal value, and in November 2010, in connection with the anticipated spin-off, NGSB, purchased $178 million of the bonds using the proceeds from a $178 million intercompany loan with Northrop Grumman (see Note 19). The remaining bonds accrue interest at a fixed rate of 4.55 percent per annum (payable semi-annually), and mature in 2028. Repayment of principal and interest is guaranteed by Northrop Grumman. In accordance with the terms of the bonds, the proceeds have been used to finance the construction, reconstruction, and renovation of the company’s interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi.
Repayment of principal for the bonds listed in the table below is contractually obligated when the bonds mature in 2024 and 2028.
The carrying amounts and the related estimated fair values of the company’s long-term debt at December 31, 2010, and 2009, are shown below. The fair value of the long-term debt was calculated based on recent trades, if available, or interest rates prevailing on debt with terms and maturities similar to the company’s existing debt arrangements.

	2010		2009
	Carrying	Fair	Carrying	Fair
$ in millions	Amount	Value	Amount	Value

Long-term debt	$105	$128	$283	$285

12. BUSINESS ARRANGEMENTS
NGSB periodically enters into business arrangements with non-affiliated entities. These arrangements generally consist of joint ventures designed to deliver collective capabilities that would not have been available to the venture’s participants individually, and also provide a single point of contact during contract performance to the entity’s principal customer. In some arrangements, each equity participant receives a subcontract from the joint venture for a pre-determined scope of work. In other cases, the arrangements rely primarily on the assignment of key personnel to the venture from each equity participant rather than subcontracts for a specific work scope. Based on the terms of these arrangements and the relevant GAAP related to consolidation accounting for such entities, the company does not consolidate the financial position, results of operations and cash flows of these entities into its consolidated financial statements, but accounts for them under the equity method. NGSB has recorded operating income related to earnings from equity method investments of $19 million, $10 million and $1 million in its results of operations within the cost of service revenues for the years ended December 31, 2010, 2009, and 2008, respectively. To the extent subcontracts are used in these arrangements, NGSB’s subcontract activities are recorded in the same manner as sales to non-affiliated entities. The assets, liabilities, results of operations and cash flows of these collaborative entities were not material to the company’s consolidated financial position, results of operations and cash flows for any period presented.
13. LITIGATION
U.S. Government Investigations and Claims — Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.
In the second quarter of 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Modernization Program for eight converted 123-foot patrol boats (the vessels) based on alleged “hull buckling and shaft alignment problems” and alleged “nonconforming topside equipment” on the vessels. The company submitted a written response that argued that the revocation of acceptance was improper. The Coast Guard advised Integrated Coast Guard Systems, LLC (ICGS), which was formed by Northrop Grumman and Lockheed Martin to perform the Deepwater Modernization Program, that it was seeking approximately $96 million

NORTHROP GRUMMAN SHIPBUILDING
from ICGS as a result of the revocation of acceptance. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels, which were converted under contracts with the company and a subcontractor to the company. In 2008, the Coast Guard advised ICGS that the Coast Guard would support an investigation by the U.S. Department of Justice of ICGS and its subcontractors instead of pursuing its $96 million claim independently. The Department of Justice conducted an investigation of ICGS under a sealed False Claims Act complaint filed in the U.S. District Court for the Northern District of Texas and decided in early 2009 not to intervene at that time. On February 12, 2009, the District Court unsealed the complaint filed by Michael J. DeKort, a former Lockheed Martin employee, against ICGS, Lockheed Martin Corporation and the company relating to the 123-foot conversion effort. Damages under the False Claims Act are subject to trebling. On October 15, 2009, the three defendants moved to dismiss the Fifth Amended complaint. On April 5, 2010, the District Court ruled on the defendants’ motions to dismiss, granting them in part and denying them in part. As to the company, the District Court dismissed conspiracy claims and those pertaining to the C4ISR systems. On October 27, 2010, the District Court entered summary judgment for the company on DeKort’s hull, mechanical and electrical (“HM&E”) claims brought against the company. On November 10, 2010, the DeKort acknowledged that with the dismissal of the HM&E claims, no issues remained against the company for trial and the District Court subsequently vacated the December 1, 2010 trial. On November 12, 2010, DeKort filed a motion for reconsideration regarding the District Court’s denial of his motion to amend the Fifth Amended Complaint. On November 19, 2010, DeKort filed a second motion for reconsideration regarding the District Court’s order granting summary judgment on the HM&E claims. Based upon the information available to the company to date, the company believes that it has substantive defenses to any potential claims but can give no assurance that the company will prevail in this litigation.
Based upon the available information regarding matters that are subject to U.S. Government investigations, the company believes that the outcome of any such matters would not have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Asbestos-Related Claims— NGSB and its predecessors in interest are defendants in a long-standing series of cases filed in numerous jurisdictions around the country wherein former and current employees and various third party persons allege exposure to asbestos-containing materials on NGSB premises or while working on vessels constructed or repaired by NGSB. Some cases allege exposure to asbestos-containing materials through contact with company employees and third persons who were on the premises. The cases allege various injuries including those associated with pleural plaque disease, asbestosis, cancer, mesothelioma and other alleged asbestos related conditions. In some cases, in addition to the company, several of its former executive officers are also named defendants. In some instances, partial or full insurance coverage is available to the company for its liability and that of its former executive officers. Because of the varying nature of these actions, and based upon the information available to the company to date, the company believes it has substantive defenses in many of these cases but can give no assurance that it will prevail on all claims in each of these cases. The company believes that the ultimate resolution of these cases will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Litigation — Various claims and legal proceedings arise in the ordinary course of business and are pending against the company and its properties. Based upon the information available, the company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.
Subsequent Event — On January 31, 2011, the U. S. Department of Justice first informed Northrop Grumman and the company of a False Claims Act complaint that the company believes was filed under seal by a relator (the plaintiff) in mid-2010 in the United States District Court for the District of Columbia. The redacted copy of the complaint that the company received (“Complaint”) alleges that through largely unspecified fraudulent means Northrop Grumman and the company obtained federal funds that were restricted by law for the consequences of Hurricane Katrina (“Katrina”), and used those funds to cover costs under certain shipbuilding contracts that were unrelated to Katrina and for which Northrop Grumman and the company were not entitled to recovery under the contracts. The Complaint seeks monetary damages of at least $835 million, plus penalties, attorney’s fees and other costs of suit. Damages under the False Claims Act may be trebled upon a finding of liability.
For several years, Northrop Grumman has pursued recovery under its insurance policies for Katrina related property damage and business interruption losses. One of the insurers involved in those actions has made allegations that overlap significantly with certain of the issues raised in the Complaint, including allegations that Northrop and the company used certain Katrina related funds for losses under the contracts unrelated to the hurricane. Northrop Grumman and the company believe that the insurer’s defenses, including those related to the use of Katrina funding, are without merit.
The company has agreed to cooperate with the government investigation relating to the False Claims Act Complaint. The company has been advised that the Department of Justice has not made a decision whether to intervene. Based upon a review to date of the information available to the company, the company believes that it has substantive defenses to the allegations in the Complaint. The company believes that the claims as set forth in the Complaint evidence a fundamental lack of understanding of the terms and conditions in the company’s shipbuilding contracts, including the post-Katrina modifications to those contracts, and the manner in

NORTHROP GRUMMAN SHIPBUILDING
which the parties performed in connection with the contracts. Based upon a review to date of the information available to the company, the company believes that the claims as set forth in the Complaint lack merit and are not likely to result in a material adverse effect on its consolidated financial position. The company intends vigorously to defend the matter, but the company cannot predict what new or revised claims might be asserted or what information might come to light so can give no assurances regarding the ultimate outcome.
14. COMMITMENTS AND CONTINGENCIES
Contract Performance Contingencies — Contract profit margins may include estimates of revenues not contractually agreed to between the customer and the company for matters such as settlements in the process of negotiation, contract changes, claims and requests for equitable adjustment for previously unanticipated contract costs. These estimates are based upon management’s best assessment of the underlying causal events and circumstances, and are included in determining contract profit margins to the extent of expected recovery based on contractual entitlements and the probability of successful negotiation with the customer. As of December 31, 2010, the recognized amounts related to claims and requests for equitable adjustment are not material individually or in the aggregate.
Guarantees of Performance Obligations — From time to time in the ordinary course of business, Northrop Grumman guaranteed performance obligations of NGSB under certain contracts. NGSB may enter into joint ventures, teaming and other business arrangements (Business Arrangements) to support the company’s products and services. NGSB generally strives to limit its exposure under these arrangements to its investment in the Business Arrangement, or to the extent of obligations under the applicable contract. In some cases, however, Northrop Grumman may be required to guarantee performance of the Business Arrangement and, in such cases, generally obtains cross-indemnification from the other members of the Business Arrangement. At December 31, 2010, the company is not aware of any existing event of default that would require Northrop Grumman to satisfy any of these guarantees.
NGSB Quality Issues — In conjunction with a second quarter 2009 review of design, engineering and production processes at the Gulf Coast undertaken as a result of leaks discovered in the USS San Antonio’s (LPD 17) lube oil system, the company became aware of quality issues relating to certain pipe welds on ships under production as well as those that had previously been delivered. Since that discovery, the company has been working with the U.S. Navy to determine the nature and extent of the pipe weld issue and its possible impact on related shipboard systems. This effort has resulted in the preparation of a technical analysis of the problem, additional inspections on the ships, a rework plan for ships previously delivered and in various stages of production, and modifications to the work plans for ships being placed into production, all of which has been done with the knowledge and support of the U.S. Navy. NGSB responsible incremental costs associated with the anticipated resolution of these matters have been reflected in the financial performance analysis and contract booking rates beginning with the second quarter of 2009.
In the fourth quarter of 2009, certain bearing wear and debris were found in the lubrication system of the main propulsion diesel engines (MPDE) installed on LPD 21. NGSB is participating with the U.S. Navy and other industry participants involved with the MPDEs in a review panel established by the U.S. Navy to examine the MPDE lubrication system’s design, construction, operation and maintenance for the LPD 17 class of ships. The team is focusing on identification and understanding of the root causes of the MPDE diesel bearing wear and the debris in the lubrication system and potential future impacts on maintenance costs. To date the review has identified several potential system improvements for increasing the system reliability. Certain changes are being implemented on ships under construction at this time and the U.S. Navy is implementing some changes on in-service ships in the class at the earliest opportunity. The U.S. Navy has requested a special MPDE flush procedure be used on LPDs 22 through 25 under construction at the Gulf Coast shipyards. The company has informed the U.S. Navy of its position that should the U.S. Navy direct use of this new flush procedure, the company believes such direction would be a change to the contracts for all LPDs under construction, and that such a change would entitle the company to an equitable adjustment to cover the cost and schedule impacts. However, the company can give no assurance that the U.S. Navy will agree that any such direction would constitute a contract change.
In July 2010, the Navy released its report documenting the results of a Judge Advocate General’s manual (JAGMAN) investigation of the failure of MPDE bearings on LPD 17 subsequent to the Navy’s Planned Maintenance Availability (PMA), which was completed in October 2009. During sea trials following the completion of the Navy conducted PMA, one of the ship’s MPDEs suffered a casualty as the result of a bearing failure. The JAGMAN investigation determined that the bearing failure could be attributed to a number of possible factors, including deficiencies in the acquisition process, maintenance, training, and execution of shipboard programs, as well as debris from the construction process. NGSB’s technical personnel reviewed the JAGMAN report and provided feedback to the Navy on the report recommending that the company and the Navy perform a comprehensive review of the LPD 17 Class propulsion system design and its associated operation and maintenance procedure in order to enhance reliability. Discussions between the company and the Navy on this recommendation are ongoing.
The company and the U.S. Navy continue to work in partnership to investigate and identify any additional corrective actions to address quality issues associated with ships manufactured in the company’s Gulf Coast shipyards and the company will implement appropriate corrective actions. The company does not believe that the ultimate resolution of the matters described above will have a

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material adverse effect upon its consolidated financial position, results of operations or cash flows.
The company has also encountered various quality issues on its Aircraft Carrier construction and overhaul programs and its Virginia Class Submarine construction program at its Newport News location. These primarily involve matters related to filler metal used in pipe welds identified in 2007, and in 2009, issues associated with non-nuclear weld inspection and the installation of weapons handling equipment on certain submarines, and certain purchased material quality issues. The company does not believe that resolution of these issues will have a material adverse effect upon its consolidated financial position, results of operations or cash flows.
Environmental Matters —The estimated cost to complete remediation has been accrued where it is probable that the company will incur such costs in the future to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party (PRP) by the Environmental Protection Agency, or similarly designated by other environmental agencies. These accruals do not include any litigation costs related to environmental matters, nor do they include amounts recorded as asset retirement obligations. To assess the potential impact on the company’s consolidated financial statements, management estimates the reasonably possible remediation costs that could be incurred by the company, taking into account currently available facts on each site as well as the current state of technology and prior experience in remediating contaminated sites. These estimates are reviewed periodically and adjusted to reflect changes in facts and technical and legal circumstances. Management estimates that as of December 31, 2010, the probable future costs for environmental remediation sites is $3 million, which is accrued in other current liabilities. Factors that could result in changes to the company’s estimates include: modification of planned remedial actions, increases or decreases in the estimated time required to remediate, changes to the determination of legally responsible parties, discovery of more extensive contamination than anticipated, changes in laws and regulations affecting remediation requirements, and improvements in remediation technology. Should other PRPs not pay their allocable share of remediation costs, the company may have to incur costs in addition to those already estimated and accrued. In addition, there are some potential remediation sites where the costs of remediation cannot be reasonably estimated. Although management cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, management does not anticipate that future remediation expenditures will have a material adverse effect on the company’s consolidated financial position, results of operations, or cash flows.
Collective Bargaining Agreements — The company believes that it maintains good relations with its 39,000 employees, of which approximately 50 percent are covered by 10 collective bargaining agreements. The company successfully negotiated a two-year extension to the collective bargaining agreements at its Gulf Coast locations that were to expire in 2010. It is not expected that the results of these negotiations will, either individually or in the aggregate, have a material adverse effect on the company’s consolidated results of operations.
Financial Arrangements — In the ordinary course of business, Northrop Grumman uses standby letters of credit issued by commercial banks and surety bonds issued by insurance companies principally to guarantee the performance on certain contracts and to support the company’s self-insured workers’ compensation plans. At December 31, 2010, there were $125 million of unused stand-by letters of credit and $296 million of surety bonds outstanding related to NGSB.
U.S. Government Claims — From time to time, customers advise the company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Northrop Grumman, the company and the U.S. Government representatives engage in discussions to enable Northrop Grumman and NGSB to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters raised by the U.S. Government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available. Northrop Grumman and the company do not believe that the outcome of any such matters would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.
Operating Leases — Rental expense for operating leases was $44 million in 2010, $48 million in 2009, and $41 million in 2008. These amounts are net of immaterial amounts of sublease rental income. Minimum rental commitments under long-term noncancellable operating leases as of December 31, 2010, total approximately $137 million, which are payable as follows: 2011 — $21 million; 2012 — $20 million; 2013 — $16 million; 2014 — $14 million; 2015 — $11 million; and thereafter — $55 million.
15. IMPACTS FROM HURRICANES
In 2008, a subcontractor’s operations in Texas were severely impacted by Hurricane Ike. The subcontractor produces compartments for two of the LPD amphibious transport dock ships under construction at the Gulf Coast shipyards. As a result of the delays and cost growth caused by the subcontractor’s production delays, NGSB’s operating income was reduced by approximately $16 million during 2008. In the first quarter of 2010, the company received $17 million in final settlement of its claim, which was recorded as a reduction to cost of product sales.

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In August 2005, the company’s Gulf Coast operations were significantly impacted by Katrina and the company’s shipyards in Louisiana and Mississippi sustained significant windstorm damage from the hurricane. As a result of the storm, the company incurred costs to replace or repair destroyed or damaged assets, suffered losses under its contracts, and incurred substantial costs to clean up and recover its operations. As of the date of the storm, the company had a comprehensive insurance program that provided coverage for, among other things, property damage, business interruption impact on net profitability, and costs associated with clean-up and recovery. The company expects that its remaining claim will be resolved separately with the two remaining insurers, Factory Mutual Insurance Company (FM Global) and Munich-American Risk Partners (Munich Re) (see Note 16).
The company has full entitlement to any insurance recoveries related to business interruption impacts on net profitability resulting from these hurricanes. However, because of uncertainties concerning the ultimate determination of recoveries related to business interruption claims, no such amounts are recognized until they are resolved with the insurers. Furthermore, due to the uncertainties with respect to the company’s disagreement with FM Global in relation to the Katrina claim, no receivables have been recognized by the company in the accompanying consolidated financial statements for insurance recoveries from FM Global. In accordance with U.S. Government cost accounting regulations affecting the majority of the company’s contracts, the cost of insurance premiums for property damage and business interruption coverage, other than “coverage of profit,” is an allowable expense that may be charged to contracts. Because a substantial portion of long-term contracts at the shipyards is flexibly-priced, the U.S. Navy would benefit from a portion of insurance recoveries in excess of the net book value of damaged assets. When such insurance recoveries occur, the company is obligated to provide the benefit of a portion of these amounts to the government. In recent discussions, the U.S. Navy has expressed its intention to challenge the allowability of certain post-Katrina depreciation costs charged or expected to be charged on contracts under construction in the Gulf Coast shipyards. It is premature to estimate the amount, if any, that the U. S. Navy will ultimately challenge. The company believes all of the replacement costs should be recoverable under its insurance coverage and the amounts that may be challenged are included in the insurance claim. However, if NGSB is unsuccessful in its insurance recovery, the company believes there are specific rules in the CAS and FAR that should still render the depreciation on those assets allowable and recoverable through its contracts with the U.S. Navy as these replacement costs provide benefit to the government. The company believes that its depreciation practices are in conformity with the FAR, and that, if the U.S. Navy were to challenge the allowability of such costs, the company should be able to successfully resolve this matter with no material adverse effect to the company’s consolidated financial position, results of operations or cash flows.
16. HURRICANE KATRINA INSURANCE RECOVERIES
The company is pursuing legal action against an insurance provider, FM Global, arising out of a disagreement concerning the coverage of certain losses related to Katrina (see Note 15). Legal action commenced against FM Global on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the District Court issued an order finding that the excess insurance policy provided coverage for the company’s Katrina-related loss. FM Global appealed the District Court’s order and on August 14, 2008, the U.S. Court of Appeals for the Ninth Circuit reversed the earlier summary judgment order in favor of the Northrop Grumman’s interest, holding that the FM Global excess policy unambiguously excludes damage from the storm surge caused by Katrina under its “Flood” exclusion. The Ninth Circuit remanded the case to the District Court to determine whether the California efficient proximate cause doctrine affords Northrop Grumman coverage under the policy even if the Flood exclusion of the policy is unambiguous. On April 2, 2009, the Ninth Circuit denied Northrop Grumman’s Petition for Rehearing and remanded the case to the District Court. On June 10, 2009, Northrop Grumman filed a motion seeking leave of court to file a complaint adding Aon Risk Services, Inc. of Southern California (Aon) as a defendant. On July 1, 2009, FM Global filed a motion for partial summary judgment seeking a determination that the California efficient proximate cause doctrine is not applicable or that it affords no coverage under the policy. On August 26, 2010, the District Court denied Northrop Grumman’s motion to add Aon as a defendant to the case pending in the District Court, finding that Northrop Grumman has a viable option to bring suit against Aon in state court. Also on August 26, the District Court granted FM Global’s motion for summary judgment based upon California’s doctrine of efficient proximate cause, and denied FM Global’s motion for summary judgment based upon breach of contract, finding that triable issues of fact remained as to whether and to what extent the company sustained wind damage apart from the storm surge. Northrop Grumman believes that it is entitled to full reimbursement of its covered losses under the excess policy. The District Court has scheduled trial on the merits for April 3, 2012. On January 27, 2011, Northrop Grumman filed an action against Aon Insurance Services West, Inc., formerly known as Aon Risk Services, Inc. of Southern California, in Superior Court in California alleging breach of contract, professional negligence, and negligent misrepresentation. Based on the current status of the litigation, no assurances can be made as to the ultimate outcome of these matters. However, if either of the claims are successful, the potential effect to the company’s consolidated financial position, results of operations, or cash flows would be favorable.
During 2008, notification from Munich Re, the only remaining insurer within the primary layer of insurance coverage with which a resolution has not been reached, was received noting that it will pursue arbitration proceedings against Northrop Grumman related to approximately $19 million owed by Munich Re to Northrop Grumman Risk Management Inc. (NGRMI), a wholly owned subsidiary of Northrop Grumman, for certain losses related to Katrina. An arbitration was later invoked by Munich Re in the United Kingdom under the reinsurance contract. Northrop Grumman was subsequently notified that Munich Re is seeking reimbursement of

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approximately $44 million of funds previously advanced to NGRMI for payment of claim losses of which Munich Re provided reinsurance protection to NGRMI pursuant to an executed reinsurance contract, and $6 million of adjustment expenses. The arbitral panel has set a hearing for November 14, 2011. Northrop Grumman and the company believe that NGRMI is entitled to full reimbursement of its covered losses under the reinsurance contract and has substantive defenses to the claim of Munich Re for return of the funds paid to date. If the matters are resolved in NGRMI’s favor, then it would be entitled to the remaining $19 million owed for covered losses and it would have no further obligations to Munich Re. Payments to be made to NGRMI in connection with this matter would be for the benefit of the company and reimbursements to be made to Munich Re would be made by the company, if any.
17. RETIREMENT BENEFITS
Plan Descriptions
Defined Benefit Pension Plans — The company participates in several defined benefit pension plans of Northrop Grumman covering the majority of its employees. Pension benefits for most employees are based on the employee’s years of service and compensation. It is the policy of Northrop Grumman to fund at least the minimum amount required for all the sponsored plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into benefit trusts separate from Northrop Grumman. The pension benefit for most employees is based upon criteria whereby employees earn age and service points over their employment period.
Defined Contribution Plans — The company also participates in Northrop Grumman-sponsored 401(k) defined contribution plans in which most employees are eligible to participate, as well as certain union employees. Northrop Grumman contributions for most plans are based on a cash matching of company employee contributions up to 4 percent of compensation. Certain hourly employees are covered under a target benefit plan. In addition to the 401(k) defined contribution benefit, non-union represented company employees hired after June 30, 2008, are eligible to participate in a Northrop Grumman-sponsored defined contribution program in lieu of a defined benefit pension plan. Northrop Grumman’s contributions to these defined contribution plans for company employees for the years ended December 31, 2010, 2009, and 2008, were $51 million, $50 million, and $49 million, respectively.
Medical and Life Benefits — The company participates in several health care plans of Northrop Grumman by which the company provides a portion of the costs for certain health and welfare benefits for a significant number of its active and retired employees. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Qualifying dependents are also eligible for medical coverage. Northrop Grumman reserves the right to amend or terminate the plans at any time. In November 2006, the company adopted plan amendments and communicated to plan participants that it would cap the amount of its contributions to substantially all of its remaining post retirement medical and life benefit plans that were previously not subject to limits on the company’s contributions.
In addition to a medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, conformance to a schedule of reasonable fees, the use of managed care providers, and maintenance of benefits with other plans. The plans also provide for a Medicare carve-out, and a maximum lifetime benefit of $2 million per covered individual. Effective January 1, 2011, the company elected to remove the maximum lifetime benefit cap for all company sponsored medical plans due to passage of the new health care legislation described below. Subsequent to July 1, 2003, and January 1, 2004, for Gulf Coast and Virginia operations, respectively, newly hired employees are not eligible for post employment medical and life benefits.
The effect of the Medicare prescription drug subsidy from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 to reduce the company’s net periodic postretirement benefit cost was not material for the periods presented and accumulated postretirement benefit obligation was $26 million and $28 million as of December 31, 2010 and 2009, respectively.
New Health Care Legislation — The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act became law during the first quarter of 2010. These new laws will impact the company’s costs of providing health care benefits to its employees beginning in 2011. The initial passage of the laws will eliminate the company’s tax benefits under the Medicare prescription drug subsidies associated with the Medicare Prescription Drug, Improvement and Modernization Act of 2003 beginning in 2013. The impact from the elimination of these tax benefits was recorded in the consolidated financial statements (see Note 10). The company has also begun participation in the Early Retiree Reinsurance Program (ERRP) that became effective on June 1, 2010. The company continues to assess the extent to which the provisions of the new laws will affect its future health care and related employee benefit plan costs.
Summary Plan Results
The cost to the company of its retirement benefit plans in each of the three years ended December 31 is shown in the following table:

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				Medical and
	Pension Benefits			Life Benefits
$ in millions	2010	2009	2008	2010	2009	2008

Components of Net Periodic Benefit Cost
Service cost	$127	$114	$130	$15	$15	$14
Interest cost	182	169	156	38	40	39
Expected return on plan assets	(232)	(193)	(231)
Amortization of
Prior service cost (credit)	13	13	7	(9)	(9)	(14)
Net loss from previous years	38	48	2	8	9	15

Net periodic benefit cost	$128	$151	$64	$52	$55	$54

The table below summarizes the changes in the components of unrecognized benefit plan costs for the years ended December 31, 2010, 2009, and 2008.

	Pension	Medical and
$ in millions	Benefits	Life Benefits	Total

Changes in Unamortized Benefit Plan Costs
Change in net actuarial loss	$640	$(41)	$599
Change in prior service cost	57	31	88
Amortization of
Prior service (cost) credit	(7)	14	7
Net loss from previous years	(2)	(15)	(17)
Tax (expense) benefits related to above items	(268)	4	(264)

Changes in unamortized benefit plan costs — 2008	420	(7)	413

Change in net actuarial loss	(76)	(5)	(81)
Change in prior service cost (credit)	1	(1)	—
Amortization of
Prior service (cost) credit	(13)	9	(4)
Net loss from previous years	(48)	(9)	(57)
Tax benefits related to above items	54	2	56

Changes in unamortized benefit plan costs — 2009	(82)	(4)	(86)

Change in net actuarial loss	17	15	32
Transfers	6		6
Amortization of
Prior service (cost) credit	(13)	9	(4)
Net loss from previous years	(38)	(8)	(46)
Tax benefits (expense) related to above items	11	(15)	(4)

Changes in unamortized benefit plan costs — 2010	$(17)	$1	$(16)

The changes in the unamortized benefit plan costs, net of tax, are included in other comprehensive income in the consolidated statements of operations. Unamortized benefit plan costs consist primarily of net after-tax actuarial loss amounts totaling $487 million, $489 million, and $573 million as of December 31, 2010, 2009, and 2008, respectively. Net actuarial gains or losses are determined annually and principally arise from gains or losses on plan assets due to variations in the fair market value of the underlying assets, and changes in the benefit obligation due to changes in actuarial assumptions. Net actuarial gains or losses are amortized to expense in future periods when they exceed ten percent of the greater of the plan assets or projected benefit obligations by plan. The excess of gains or losses over the ten percent threshold is subject to amortization over the average future service period of employees of approximately ten years.
The following tables set forth the funded status and amounts recognized in the consolidated statements of financial position for the Northrop Grumman-sponsored defined benefit pension and retiree health care and life insurance benefit plans. Pension benefits data include the qualified plans as well as several unfunded non-qualified plans for benefits provided to directors, officers, and certain employees. The company uses a December 31 measurement date for all of its plans.

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			Medical and
	Pension Benefits		Life Benefits
$ in millions	2010	2009	2010	2009

Change in Benefit Obligation
Benefit obligation at beginning of year	$3,062	$2,756	$677	$660
Service cost	127	114	15	15
Interest cost	182	169	38	40
Plan participants’ contributions	9	5	16	15
Plan amendments		2
Actuarial loss (gain)	145	114	15	(5)
Benefits paid	(106)	(98)	(52)	(51)
Transfers	37		2
Curtailment	(14)
Other			3	3

Benefit obligation at end of year	3,442	3,062	714	677

Change in Plan Assets
Fair value of plan assets at beginning of year	2,789	2,297
Gain on plan assets	347	384
Employer contributions	105	201	33	33
Plan participants’ contributions	9	5	16	15
Benefits paid	(106)	(98)	(52)	(51)
Transfers	39		1
Other			3	3

Fair value of plan assets at end of year	3,183	2,789	1	—

Funded status	$(259)	$(273)	$(713)	$(677)

Amounts Recognized in the Consolidated Statements of Financial Position
Non-current assets	$131	$116
Current liability	(9)	(10)	$(146)	$(175)
Non-current liability	(381)	(379)	(567)	(502)

The following table shows those amounts expected to be recognized in net periodic benefit cost in 2011:

	Pension	Medical and
$ in millions	Benefits	Life Benefits

Amounts Expected to be Recognized in 2011 Net Periodic Benefit Cost
Net loss	$34	$9
Prior service cost (credit)	12	(9)

The accumulated benefit obligation allocated from all of the Northrop Grumman-sponsored defined benefit pension plans in which company employees participate was $3.2 billion and $2.8 billion at December 31, 2010, and 2009, respectively.

	Pension Benefits		Medical and Life Benefits
$ in millions	2010	2009	2010	2009

Amounts Recorded in Accumulated Other Comprehensive Loss
Net actuarial loss	$640	$654	$157	$150
Prior service cost	99	111	(38)	(46)
Income tax benefits related to above items	(287)	(298)	(56)	(40)

Unamortized benefit plan costs	$452	$467	$63	$64

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Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets associated with company employees are as follows:

	December 31
$ in millions	2010	2009

Projected benefit obligation	$2,771	$2,050
Accumulated benefit obligation	2,531	1,823
Fair value of plan assets	2,381	1,696

Plan Assumptions
On a weighted-average basis, the following assumptions were used to determine the benefit obligations and the net periodic benefit cost.

			Medical and
	Pension Benefits		Life Benefits
	2010	2009	2010	2009

Assumptions Used to Determine Benefit Obligation at December 31
Discount rate	5.84%	6.04%	5.58%	5.84%
Rate of compensation increase	3.43%	3.51%
Initial health care cost trend rate assumed for the next year			8.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			5.00%	5.00%
Year that the rate reaches the ultimate trend rate			2017	2014
Assumptions Used to Determine Benefit Cost for the Year Ended December 31
Discount rate	6.04%	6.25%	5.84%	6.25%
Expected long-term return on plan assets	8.50%	8.50%
Rate of compensation increase	3.51%	3.77%
Initial health care cost trend rate assumed for the next year			7.00%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			5.00%	5.00%
Year that the rate reaches the ultimate trend rate			2014	2014

The discount rate is generally based on the yield on high-quality corporate fixed-income investments. At the end of each year, the discount rate is primarily determined using the results of bond yield curve models based on a portfolio of high quality bonds matching the notional cash inflows with the expected benefit payments for each significant benefit plan.
The assumptions used for pension benefits are consistent with those used for retiree medical and life insurance benefits.
Through consultation with investment advisors, expected long-term returns for each of the plans’ strategic asset classes were developed by Northrop Grumman. Several factors were considered, including survey of investment managers’ expectations, current market data such as yields/price-earnings ratios, and historical market returns over long periods. Using policy target allocation percentages and the asset class expected returns, a weighted-average expected return was calculated.
A one-percentage-point change in the initial through the ultimate health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
$ in millions	Point Increase	Point Decrease

Increase (Decrease) From Change In Health Care Cost Trend Rates To
Postretirement benefit expense	$2	$(2)
Postretirement benefit liability	18	(18)

Plan Assets and Investment Policy
The retirement benefit plans’ assets in the NGSB Master Trust are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goals are to exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk. Liability studies are conducted on a regular basis to

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provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges.
All investment policies and procedures are designed to ensure that the plans’ investments are in compliance with ERISA. Guidelines are established defining permitted investments within each asset class. Derivatives are used for transitioning assets, asset class rebalancing, managing currency risk, and for management of fixed income and alternative investments. The investment policies for most of the retirement benefit plans were changed effective January 1, 2010 and require that the asset allocation be maintained within the following ranges as of December 31, 2010:

Asset Allocation Ranges

U.S. equity	15 – 35%
International equity	10 – 30%
Long bonds	25 – 45%
2010: Real estate and other	10 – 30%

As of December 31, 2010, the assets of NGSB’s retirement benefit plans were transferred into a separate NGSB Master Trust. The domestic equities, international equities and fixed income securities were transferred in-kind. For the real estate and other category, the NGSB Master Trust holds an interest in private equity, real estate, and hedge funds partnerships held in the Northrop Grumman Master Trust (NGSB Master Trust Partnership Interests). After the asset transfers, the NGSB Master Trust continues to be invested in accordance with the same investment policies and procedures described above. If the anticipated spin-off transaction discussed in Note 1 is completed, the NGSB Master Trust will be transferred to HII. In that event, the NGSB Master Trust Partnership Interests may be transferred in the form of cash. Subsequent to the anticipated spin-off transaction, the fiduciary of the NGSB retirement benefit plans may elect to change the investment policies of the NGSB Master Trust.
The table below represents the fair values of the NGSB Master Trust and the proportionate share of the fair values of NGSB’s retirement benefit plans assets held in the Northrop Grumman Master Trust at December 31, 2010, by asset category. The table that follows represents the proportionate share of the fair values of NGSB’s retirement benefit plan assets held in the Northrop Grumman Master Trust at December 31, 2009, by asset category. The tables also identify the level of inputs used to determine the fair value of assets in each category (see Note 1 for definition of levels). The significant amount of Level 2 investments in the tables results from including in this category investments in pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis, and fixed income securities that are valued using model based pricing services.

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$ in millions	Level 1	Level 2	Level 3	Total

Asset Category
NGS B Master Trust:
Domestic equities	$789			$789
International equities	6	$590		596
Fixed income securities
Cash & cash equivalents (1)		34		34
U.S. Treasuries		268		268
Other U.S. Governement Agency Securities		142		142
Non-U.S. Government Securities		32		32
Corporate debt		564		564
Asset backed		86		86
High yield debt		11	9	20
Bank loans		1		1
Interest in Northrop Grumman Master Trust:
Real estate and other
Hedge funds			181	181
Private equities			232	232
Real estate			165	165
Other (2)		74		74

Fair value of plan assets as of December 31, 2010	$795	$1,802	$587	$3,184

(1)	Cash & cash equivalents are predominantly held in money market funds and include a net payable for unsettled trades at year end.

(2)	Other includes futures, swaps, options, swaptions, insurance contracts.

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$ in millions	Level 1	Level 2	Level 3	Total

Asset Category
Interest in Northrop Grumman Master Trust:
Domestic equities	$507			$507
International equities	212	$218		430
Fixed income securities
Cash & cash equivalents (1)	17	272		289
U.S. Treasuries		156		156
Other U.S. Governement Agency Securities		88		88
Non-U.S. Government Securities		26		26
Corporate debt		546		546
Asset backed		96		96
High yield debt		67	8	75
Bank loans		12		12
Real estate and other
Hedge funds			188	188
Private equities			242	242
Real estate			127	127
Other (2)		7		7

Fair value of plan assets as of December 31, 2009	$736	$1,488	$565	$2,789

(1)	Cash & cash equivalents are predominantly held in money market funds

(2)	Other includes futures, swaps, options, swaptions, insurance contracts and net payable for unsettled trades at year end.

At December 31, 2010 and 2009, the fair value of the plan assets of $3,184 million and $2,789 million, respectively in the tables above consisted entirely of assets for pension benefits.
The table below summarizes the changes in the fair value of the company’s retirement benefit plans’ assets measured using significant unobservable inputs for the years ended December 31, 2010 and 2009.

	High yield	Hedge	Private
$ in millions	debt	funds	equities	Real estate	Total

Balance as of December 31, 2008	$6	$169	$240	$168	$583
Actual return on plan assets:
Assets still held at reporting date	2	23	(16)	(57)	(48)
Assets sold during the period		(1)		(1)	(2)
Purchases, sales, and settlements		(3)	18	17	32

Balance as of December 31, 2009	8	188	242	127	565
Actual return on plan assets:
Assets still held at reporting date	2	14	24	12	52
Assets sold during the period				(1)	(1)
Purchases, sales, and settlements		10	8	48	66
Change in asset allocation mix	(1)	(31)	(42)	(21)	(95)

Balance as of December 31, 2010	$9	$181	$232	$165	$587

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. Domestic and international

NORTHROP GRUMMAN SHIPBUILDING
equities consist primarily of common stocks and institutional common trust funds. Investments in common and preferred shares are valued at the last reported sales price of the stock on the last business day of the reporting period. Units in common trust funds and hedge funds are valued based on the redemption price of units owned by the trusts at year-end. Fair value for real estate and private equity partnerships is primarily based on valuation methodologies that include third party appraisals, comparable transactions, discounted cash flow valuation models, and public market data.
Non-government fixed income securities are invested across various industry sectors and credit quality ratings. Generally, investment guidelines are written to limit securities, for example, to no more than five percent of each trust account, and to exclude the purchase of securities issued by Northrop Grumman. The number of real estate and private equity partnerships held by the Northrop Grumman Master Trust from which NGSB’s plan assets are allocated is 167 and the unfunded commitments for the trust are $1.2 billion and $1.1 billion as of December 31, 2010, and 2009, respectively. NGSB retirement benefit plans proportionate share of these unfunded commitments is approximately 11% and 13% for December 31, 2010, and 2009, respectively. For alternative investments that cannot be redeemed, such as limited partnerships, the typical investment term is ten years. For alternative investments that permit redemptions, such redemptions are generally made quarterly and require a 90-day notice. The company is generally unable to determine the final redemption amount until the request is processed by the investment fund and therefore categorizes such alternative investments as Level 3 assets.
At December 31, 2010, and 2009, the defined benefit pension trust did not hold any Northrop Grumman common stock.
In 2011, the required minimum funding level is expected to be approximately $2 million to the company’s retirement benefit plans and approximately $37 million to the company’s other post-retirement benefit plans.
It is not expected that any assets will be returned to the company from the benefit plans during 2011.
Benefit Payments
The following table reflects estimated future benefit payments, based upon the same assumptions used to measure the benefit obligation, and includes expected future employee service, as of December 31, 2010:

	Pension	Medical and
$ in millions	Plans	Life Plans

Year Ending December 31
2011	$116	$37
2012	129	38
2013	146	42
2014	162	46
2015	177	50
2016 through 2020	1,138	294

18. STOCK COMPENSATION PLANS
Plan Descriptions
The company participates in certain of Northrop Grumman’s stock-based award plans. At December 31, 2010, company employees had stock-based compensation awards outstanding under the Northrop Grumman-sponsored 2001 Long-Term Incentive Stock Plan (2001 LTISP). This plan was approved by Northrop Grumman’s shareholders. Northrop Grumman has historically issued new shares to satisfy award grants.
The 2001 LTISP plan permit grants to key employees of three general types of stock incentive awards of Northrop Grumman’s common stock: stock options, stock appreciation rights (SARs), and stock awards. Each stock option grant is made with an exercise price at the closing price of Northrop Grumman’s stock on the date of grant (market options). Outstanding stock options granted prior to 2008 generally vest in 25 percent increments over four years from the grant date under the 2001 LTISP, and grants outstanding expire ten years after the grant date. Stock options granted in 2008 and later vest in 33 percent increments over three years from the grant date, and grants outstanding expire seven years after the grant date. No SARs have been granted under the 2001 LTISP. Stock awards, in the form of restricted performance stock rights and restricted stock rights, are granted to key employees without payment to the company.
Under the 2001 LTISP, recipients of restricted performance stock rights earn shares of Northrop Grumman’s stock, based on financial metrics determined by Northrop Grumman’s Board of Directors in accordance with the plan. For grants prior to 2007, if the objectives have not been met at the end of the applicable performance period, a substantial portion of the original grant will be forfeited. If the

NORTHROP GRUMMAN SHIPBUILDING
financial metrics are met or exceeded during the performance period, all recipients can earn up to 150 percent of the original grant. Beginning in 2007, all recipients could earn up to 200 percent of the original 2007 grant if financial metrics are exceeded. Restricted stock rights issued under either plan generally vest after three years. Termination of employment can result in forfeiture of some or all of the benefits extended.
Compensation Expense
Total stock-based compensation allocated to NGSB by Northrop Grumman for the value of such awards granted to company employees for the years ended December 31, 2010, 2009, and 2008, was $16 million, $11 million, and $13 million, respectively, of which $1 million, $1 million, and $1 million related to stock options and $15 million, $10 million, and $11 million, related to stock awards, respectively. Tax benefits recognized in the consolidated statements of operations for stock-based compensation during the years ended December 31, 2010, 2009, and 2008, were $6 million, $5 million, and $5 million, respectively. The amount of Northrop Grumman shares issued to satisfy stock-based compensation awards are recorded by Northrop Grumman and, accordingly, are not reflected in NGSB’s consolidated financial statements.
Unrecognized Compensation Expense
At December 31, 2010, there was $26 million of unrecognized compensation expense related to unvested awards granted under Northrop Grumman’s stock-based compensation plans for company employees, of which $2 million related to stock options and $24 million related to stock awards. These amounts are expected to be charged to expense over a weighted-average period of 1.3 years.
Stock Options
The fair value of each of Northrop Grumman’s stock option awards is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of Northrop Grumman’s stock option awards is expensed on a straight-line basis over the vesting period of the options, which is generally three to four years. Expected volatility is based on an average of (1) historical volatility of Northrop Grumman’s stock and (2) implied volatility from traded options on Northrop Grumman’s stock. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Northrop Grumman uses historical data to estimate future forfeitures. The expected term of awards granted is derived from historical experience under Northrop Grumman’s stock-based compensation plans and represents the period of time that awards granted are expected to be outstanding.
The significant weighted-average assumptions used by Northrop Grumman relating to the valuation of Northrop Grumman’s stock options for the years ended December 31, 2010, 2009, and 2008, was as follows:

	2010	2009	2008

Dividend yield	2.9%	3.6%	1.8%
Volatility rate	25%	25%	20%
Risk-free interest rate	2.3%	1.7%	2.8%
Expected option life (years)	6	5 & 6	6
Northrop Grumman generally grants stock options exclusively to executives, and the expected term of six years is based on these employees’ historical exercise behavior. In 2009, Northrop Grumman granted options to non-executives and assigned an expected term of five years for valuing these options. Northrop Grumman and the company believe that this stratification of expected terms best represents future expected exercise behavior between the two employee groups
The weighted-average grant date fair value of Northrop Grumman’s stock options granted during the years ended December 31, 2010, 2009, and 2008, was $11, $7, and $15, per share, respectively.
Stock option activity for the year ended December 31, 2010, was as follows:

NORTHROP GRUMMAN SHIPBUILDING

	Shares	Weighted-	Weighted-Average	Aggregate
	Under Option	Average	Remaining	Intrinsic Value
	(in thousands)	Exercise Price	Contractual Term	($ in millions)

Outstanding at January 1, 2010	1,139	$53	4 years	$6
Granted	123	60
Exercised	(91)	46
Cancelled and forfeited	(10)	42

Outstanding at December 31, 2010	1,161	$54	3.5 years	$14

Vested and expected to vest in the future at December 31, 2010	1,148	$54	3.5 years	$13

Exercisable at December 31, 2010	891	$54	2.9 years	$11

The intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, was $2 million, zero, and $2 million, respectively. Intrinsic value is measured using the fair market value at the date of exercise (for options exercised) or at December 31 for the applicable year (for outstanding options), less the applicable exercise price.
Stock Awards
The fair value of stock awards is determined based on the closing market price of Northrop Grumman’s common stock on the grant date. Compensation expense for stock awards is measured at the grant date based on fair value and recognized over the vesting period. For purposes of measuring compensation expense, the amount of shares ultimately expected to vest is estimated at each reporting date based on management’s expectations regarding the relevant performance criteria.
Stock award activity for the year ended December 31, 2010, is presented in the table below. Vested awards include stock awards fully vested during the year and net adjustments to reflect the final performance measure for issued shares.

	Stock	Weighted-Average	Weighted-Average
	Awards	Grant Date	Remaining
	(in thousands)	Fair Value	Contractual Term

Outstanding at December 31, 2009	436	$58	1.6 years
Granted	272	60
Vested	(142)	82
Forfeited	(11)	52

Outstanding at December 31, 2010	555	$53	1.5 years

During the year ended December 31, 2010, 136,000 shares of Northrop Grumman’s common stock were issued to company employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $8 million and a grant date fair value of $10 million. During the year ended December 31, 2009, 284,000 shares of Northrop Grumman’s common stock were issued to company employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $13 million and a grant date fair value of $19 million. During the year ended December 31, 2008 348,000 shares were issued to company employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $19 million and a grant date fair value of $28 million. The differences between the fair values at issuance and the grant date fair values reflect the effects of the performance adjustments and changes in the fair market value of the company’s common stock.
In 2011, Northrop Grumman expects, upon approval of the Compensation Committee of the Board of Directors, to issue to company employees an additional 142,000 shares of common stock that vested as of December 31 2010, with a grant date fair value of $11 million.
19. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY
Allocation of General Corporate Expenses
The consolidated financial statements reflect an allocation of general corporate expenses from Northrop Grumman, including allowable and unallowable costs as defined by the FAR. The allowable portion of these costs have historically been allocated to NGSB’s contracts, unless prohibited by the FAR. These costs generally fall into one of the following categories:
Northrop Grumman management and support services —This category includes costs for functions such as human resources, treasury, insurance risk management, internal audit, finance, tax, legal, executive office and other administrative support. Human resources, employee benefits administration, treasury and insurance risk management are generally allocated to the company based on relative

NORTHROP GRUMMAN SHIPBUILDING
gross payroll dollars; internal audit is generally allocated based on audit hours incurred related to the company; and the remaining costs are generally allocated using a three-factor-formula that considers the company’s relative amounts of revenues, payroll and average asset balances as compared to the total value of these factors for all Northrop Grumman entities utilizing these support services (the Three Factor Formula). The consolidated financial statements include Northrop Grumman management and support services allocations totaling $115 million, $82 million, and $95 million for the years ended December 31, 2010, 2009, and 2008, respectively.
Shared services and infrastructure costs — This category includes costs for functions such as information technology support, systems maintenance, telecommunications, procurement and other shared services. These costs are generally allocated to the company using the Three Factor Formula or based on usage. The consolidated statement of operations reflects shared services and infrastructure costs allocations totaling $325 million, $325 million and $323 million for the years ended December 31, 2010, 2009 and 2008, respectively.
Northrop Grumman-provided benefits — This category includes costs for group medical, dental and vision insurance, 401(k) savings plan, pension and postretirement benefits, incentive compensation and other benefits. These costs are generally allocated to the company based on specific identification of the benefits provided to company employees participating in these benefit plans. The consolidated financial statements include Northrop Grumman-provided benefits allocations totaling $725 million, $680 million and $637 million for the years ended December 31, 2010, 2009, and 2008, respectively.
Management believes that the methods of allocating these costs are reasonable, consistent with past practices, and in conformity with cost allocation requirements of CAS or the FAR.
Related Party Sales and Cost of Sales
NGSB purchases and sells products and services from other Northrop Grumman businesses. Purchases of products and services from these affiliated entities, which were recorded at cost, were $97 million, $100 million, and $73 million in 2010, 2009, and 2008, respectively. Sales of products and services to these entities were $8 million, $9 million, and $8 million in 2010, 2009, and 2008, respectively. No intercompany trade receivables or payables were outstanding as of the years ended December 31, 2010, and 2009.
Notes Payable to Parent
The company had $715 million and $537 million of promissory notes outstanding with Northrop Grumman as of December 31, 2010 and 2009, respectively. These notes were issued in conjunction with Northrop Grumman’s purchase of Newport News Shipbuilding in 2001 and the tender and purchase of $178 million of the GO Zone IRBs in November 2010 discussed in Note 11. These notes are payable on demand and include $537 million of principal with an annual interest rate of 5% and $178 million of principal with an annual interest rate of 4.55%. None of the notes require periodic payments. Accrued and unpaid interest totaled $239 million and $212 million for the years ended December 31, 2010, and 2009, respectively. Intercompany interest expense of $27 million for each of the years ended December 31, 2010, 2009, and 2008 is included in interest expense in the consolidated statements of operations.
Parent’s Equity in Unit
Intercompany transactions between NGSB and Northrop Grumman have been included in these consolidated financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of the settlement of these transactions is reflected as parent’s equity in unit in the consolidated statements of financial position.
20. UNAUDITED SELECTED QUARTERLY DATA
Unaudited quarterly financial results are set forth in the following tables.
2010

$ in millions	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Sales and service revenues	$1,712	$1,610	$1,665	$1,736
Operating income (loss)	87	(20)	77	104
Earnings (loss) before income taxes	77	(30)	67	92
Net earnings (loss)	41	(11)	42	63
In the second quarter of 2010, Northrop Grumman announced plans to consolidate NGSB’s Gulf Coast operations by winding down its operations at the Avondale, Louisiana facility in 2013 after completing LPD-class ships currently under construction. As a result of this decision, the company recognized a $113 million pre-tax charge to operating income for the contracts under construction at Avondale.

NORTHROP GRUMMAN SHIPBUILDING
In the third quarter of 2010, NGSB determined that costs to complete post-delivery work on LHD 8 exceeded original estimates resulting in a charge of $30 million. Also in the third quarter, the company realized $24 million in unfavorable performance adjustments on LPD-24 Arlington, which was more than offset by $31 million in milestone incentives on the total LPD-22 through LPD-25 contract.
2009

$ in millions	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Sales and service revenues	$1,410	$1,544	$1,656	$1,682
Operating income (loss)	68	(4)	82	65
Earnings (loss) before income taxes	57	(15)	71	63
Net earnings (loss)	39	(10)	52	43
In the first quarter of 2009, the company recognized a $48 million favorable adjustment on the LHD 8 contract due to risk retirement for earlier than expected completion of U.S. Navy acceptance sea trials and increased escalation recovery. This increase was more than offset by lower performance of $38 million each on the DDG 51 program and LPD 22 due to cost growth.
In the second quarter of 2009, the company recognized a $105 million pre-tax charge for cost growth on LPD-class ships and LHA 6. These adjustments reflected additional expense to improve design, engineering, production, and quality processes as well as increased production cost estimates for these ships.

HUNTINGTON INGALLS INDUSTRIES, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Northrop Grumman Corporation
Los Angeles, California
We have audited the accompanying statement of financial position of Huntington Ingalls Industries, Inc. (the “Company”), a wholly owned subsidiary of Northrop Grumman Corporation, as of December 31, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.
In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Huntington Ingalls Industries, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Virginia Beach, Virginia
February 21, 2011

HUNTINGTON INGALLS INDUSTRIES, INC.
STATEMENT OF FINANCIAL POSITION

December 31,
in whole dollars	2010

Assets
Cash and cash equivalents	$100

Total assets	$100

Shareholder’s Equity
Common stock, $1 par value; 100 shares authorized, issued and outstanding at December 31, 2010	$100

Total shareholder’s equity	$100

HUNTINGTON INGALLS INDUSTRIES, INC.
Note to Statement of Financial Position
On July 13, 2010, Northrop Grumman Corporation (Northrop Grumman) announced its decision to explore strategic alternatives for its shipbuilding business, including but not limited to, a spin-off to its shareholders to create a separate public company. On August 4, 2010, Northrop Grumman formed a new, wholly-owned subsidiary, New S HoldCo, Inc., to serve as the holding company for its shipbuilding business. The company was initially capitalized for $100 and issued 100 shares of its common stock, at $1 par value per share, to New P, Inc, a subsidiary of Northrop Grumman and sole shareholder of the company. Effective September 29, 2010, New S HoldCo, Inc. changed its name to New Ships, Inc. Effective November 23, 2010 New Ships, Inc. changed its name to Huntington Ingalls Industries, Inc. (the company).
In anticipation of a spin-off, Northrop Grumman and the company are planning to enter into a separation and distribution agreement under which Northrop Grumman will transfer various assets, liabilities and obligations (including employee benefits, intellectual property, information technology, insurance and tax-rated assets and liabilities) associated with the shipbuilding business. The assets and liabilities transferred to the company will be recorded at historical cost as a reorganization of entities under common control. Northrop Grumman is not planning to have any ownership interest in the company subsequent to the spin-off.
Management expects that the shares of the company will be distributed to Northrop Grumman shareholders in the form of a tax-free distribution to Northrop Grumman shareholders for U.S. Federal income tax purposes. The distribution will result in the company operating as a separate entity with publicly traded common stock.
Statements of operations and cash flows have not been presented as there has been no activity since formation.